VeriSign®

annual report

08

board of directors

D. James Bidzos
Executive Chairman of the Board
and Chief Executive Officer
on an interim basis,
VeriSign, Inc.

William L. Chenevich
Vice Chairman of Technology
and Operations,
U.S. Bancorp

Kathleen A. Cote
Former Chief Executive Officer,
Worldport Communications Company

Roger H. Moore
Consultant to VeriSign, Inc.
and Former Chief Executive Officer,
Illuminet Holdings, Inc.

John D. Roach
Chairman and Chief Executive Officer,
Stonegate International

Louis A. Simpson
President and Chief Executive Officer,
Capital Operations, GEICO Corporation

Timothy Tomlinson
Of Counsel,
Greenberg Traurig, LLP

executive officers

D. James Bidzos
Executive Chairman of the Board
and Chief Executive Officer
on an interim basis

Mark D. McLaughlin
President and
Chief Operating Officer

Brian G. Robins
Senior Vice President, Finance,
and Acting Chief Financial Officer

Richard H. Goshorn
Senior Vice President,
General Counsel, and Secretary

Russell S. Lewis
Executive Vice President,
Strategy and Technical Operations

Kevin A. Werner
Senior Vice President,
Corporate Development and Strategy

investor info

Quarterly earnings releases, corporate news releases, and Securities and Exchange Commission filings are available by contacting VeriSign Investor Relations or through our Web site at *http://investor.verisign.com*. A copy of VeriSign's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, containing additional information of possible interest to stockholders, will be sent without charge to any stockholder who requests it. Please direct your request to VeriSign Investor Relations at the address below.

STOCK EXCHANGE LISTING

NASDAQ Stock Market
Ticker Symbol: VRSN

VERISIGN INVESTOR RELATIONS

487 East Middlefield Road
Mountain View, CA 94043
USA
Phone: +1-800-922-4917
Email: IR@verisign.com
http://investor.verisign.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
500 East Middlefield Road
Mountain View, California 94043
USA

TRANSFER AGENT

If you have questions concerning stock certificates, change of address, consolidation of accounts, transfer of ownership, or other stock account matters, please contact VeriSign's transfer agent:

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
USA
Phone: +1-877-255-1918

LETTER TO OUR SHAREHOLDERS

Just over a year ago, we put into action our plan to work toward making VeriSign, Inc. a leaner, faster growing, and more profitable company. We planned to accomplish this by divesting non-core assets that had been acquired over the preceding years, and by focusing on our core businesses.

In 2008, those core businesses grew 20 percent year-over-year, producing $936 million in revenue, and net income of $193 million, or $0.96 per share, all on a non-GAAP basis.[1] We believe that these results demonstrate our plan is the right one for creating long-term shareholder value. While we are making some course corrections, mainly due to the ever-changing economic situation, we intend to continue executing on this plan in 2009.

We have sold seven of 12 non-core businesses, along with our interest in the Jamba joint venture, for more than $300 million. We are actively working with potential buyers to complete the sale of the remaining businesses. These efforts are particularly challenging, as the global economic crisis has made transactions of this type extremely difficult to finance.

Our remaining non-core businesses performed well and made solid contributions to our consolidated results for 2008, thanks to the hard work of their management and employees. Helpful, too, was our "divide and focus" strategy, allowing core and non-core businesses to operate as independently as possible.

In 2008, we began a re-alignment from a centralized organization to one consisting of several business units, a structure that has allowed us to realize operating and expense efficiencies even before the completion of the divestitures. More importantly, each business unit can better address its own unique challenges and opportunities.

New services and initiatives also saw their start this year. We extended our Web site validation service to China through a major partner, and we moved to beta testing with VIDN, a network protection service developed in-house to protect our own operations. These and other programs are part of our "protect and grow the core" efforts, accomplished by aggressively pursuing core and core-adjacent opportunities. Our renewed emphasis on innovation and technology leadership will be key in pursuing long-term growth.

Core business growth in international markets was better than in the United States, and for 2009 we plan to target those markets with additional targeted programs.

financial highlights

In 2008, VeriSign recognized revenue of $962 million from continuing operations as compared to $847 million in 2007. On a GAAP basis, the company reported a consolidated net loss of $375 million for 2008 and loss per share of $1.90 as compared to a 2007 consolidated net loss of $149 million and loss per share of $0.63.

On a GAAP basis, VeriSign reported segment revenue for Internet Infrastructure and Identity Services (3IS), or the "core businesses," of $936 million, up 20 percent year-over-year. On a non-GAAP basis for the core businesses, VeriSign reported a net income of $193 million for 2008 and earnings per share of $0.96.[1]

The company continued to show strong improvement in its operating efficiency during the year, reporting a non-GAAP core operating margin for the full year of 33.6 percent, and exiting the year above 35 percent.[2] This margin improvement was accomplished despite not having completed all of the divestitures and despite the economic downturn.

Our businesses generated positive cash flow from operations of $482 million, and we repurchased approximately 39 million shares of common stock in 2008, exceeding the number of shares repurchased in 2007. Since June of 2007, we have reduced the common shares outstanding by 31 percent.

We also continued to strengthen our balance sheet, ending the year with nearly $800 million in cash and equivalents. This includes more than $300 million in proceeds from the sale of seven of the 12 non-core businesses as well as our interest in the Jamba joint venture.

our services

VeriSign's Internet infrastructure services consist of two core businesses: Naming and Authentication services. The Authentication business unit is comprised of SSL certificate services, which we call business authentication, and VeriSign's IAS, which we call user authentication. These businesses are fundamentally strong and growing, and we are satisfied with their performance in a depressed economy.

Our Naming services business is the authoritative directory provider of all *.com*, *.net*, *.cc*, *.tv*, *.name*, and *.jobs* domain names. As of December 31, 2008, VeriSign manages more than 90 million domain names, an increase of 12 percent compared to year-end 2007. We continue to see growth, albeit at a reduced pace, in this business, with new names and the renewal of existing names being driven by global Internet adoption and growth.

One factor affecting the growth rate of domain names was the decline in names registered and renewed for online advertising purposes. Previously a growth segment, these names now account for approximately 7 percent of the adjusted zone of domain names. The decline in these names affected the overall growth rate of domain names, although non-advertising names of the adjusted zone grew 16 percent year-over-year.

In October 2008, we implemented a second fee increase of 7 percent for *.com* and 10 percent for *.net* domain names. We have the right to make two additional fee increases in *.com* prior to 2012 and three additional increases in *.net* prior to 2011. The timing of these increases is discretionary. With respect to potential fee increases, we will consider many factors and ultimately act in the best interests of the company.

The Authentication business is what the company was founded on in 1995. This infrastructure allows any Web site that has purchased an SSL digital certificate to be recognized by the hundreds of millions of browser users worldwide. Each day, the VeriSign Secured® Seal is seen more than 150 million times, as our SSL certificates provide the means to establish trusted, encrypted communications for online banking, Internet retail, and other e-commerce uses. Built on 19 years of reliable service, the VeriSign brand has become virtually synonymous with trust on the Internet.

In 2008, we continued to see solid growth in the installed base of SSL certificates, which grew 13 percent year-over-year with growth in VeriSign, *thawte,* and GeoTrust brands. In particular, we saw higher growth in GeoTrust certificates. VeriSign certificates also showed good growth, but given our leadership at the high end of the market, unit growth was somewhat lower.

While still a small piece of our SSL business, Extended Validation (EV) SSL certificate sales continued to be strong as we more than doubled the units sold a year ago and maintained our EV SSL market leadership. However, we did see signs that customers were deferring adoption as a result of the weakening economy. This suggests the mainstream adoption of premium-priced EV certificates will be pushed out as customers await improvements in the broader economy.

User authentication services continue to drive an emerging business. We now have more than 2 million second-factor authentication credentials distributed, and we are looking to continue to grow that still developing user base. We believe user authentication may be an area of opportunity and development. The recent realignment of this business into Authentication services will enable us to better take advantage of marketing and development synergies with our more established SSL services.

Supporting both business units is our technical organization, which operates our secure and robust global infrastructure. This infrastructure supports peak loads of over 50 billion domain name lookups per day. Through Project Titan, we continue to invest in strengthening our network, which has delivered over a decade of 100 percent uptime in support of global e-commerce.

conclusion

Despite unexpected challenges from a nearly unprecedented economic downturn, we delivered strong results in 2008. We made progress on our divestiture plan even as a virtual credit freeze made financing nearly impossible; in our core businesses, revenue and profit results were at or above our goals for the year; and we strengthened our balance sheet while making substantial share repurchases. Innovation and technology leadership have been returned to the forefront.

I am proud of our employees, whose dedication and focus in extremely challenging conditions made our progress possible. In January 2009, I was pleased to announce the return of Mark McLaughlin to the company. An executive at VeriSign from 2000 to 2007, he returns as president and chief operating officer. Mark's unique experience and his strong executive leadership will help us not only to execute on our plan, but also to grow and strengthen our team as we face the opportunities and challenges ahead.

Looking ahead to 2009, we recognize that the economy may recover slowly. We remain committed to our plan: protecting and growing our core businesses, working diligently toward the sale of the non-core businesses, rightsizing the company once the divestitures are complete, and delivering value to our shareholders. We will also invest in organizational and personnel development. People are our most important asset, and we want our people to grow with the company.

Finally, I would like to thank our customers, business partners, and shareholders for their continued support.

Sincerely,

D. James Bidzos
Executive Chairman of the Board and Chief Executive Officer on an interim basis

1 Fiscal 2008 non-GAAP revenue of $936 million represents revenue of our core businesses. At December 31, 2008, the Company's reportable segments include Internet Infrastructure and Identity Services ("3IS") and Other Services, which represents continuing operations of non-core businesses and legacy products and services. The 3IS segment is also referred to as "core businesses," which are Naming, SSL, and Authentication for all periods during 2008.

Fiscal year 2008 non-GAAP net income of $193 million includes the $375 million GAAP net loss adjusted by $568 million relating to a variety of charges and income. These include loss from discontinued operations of $467 million, income from non-core operations of $67 million, stock-based compensation of $49 million, amortization of other intangible assets of $10 million, restructuring costs of $105 million, impairment of long-lived assets of $61 million, net gain on derivatives and equity investments of $5 million, non-recurring gains primarily consisting of a reversal of certain previously accrued litigation matters of $7 million, and estimated tax benefits of $45 million.

Fiscal year 2008 non-GAAP earnings per share of $0.96 equals GAAP loss per share of $1.90 after the adjustments to GAAP net income noted above. The GAAP loss per share calculation and the non-GAAP earnings per share calculation utilize a diluted share count of 201 million shares as of December 31, 2008.

2 Fiscal year 2008 and fourth quarter 2008 non-GAAP operating income was $314 million and $86 million, respectively. Based on non-GAAP revenue for fiscal year 2008 and fourth quarter 2008 of $936 million and $245 million, respectively, non-GAAP operating margin for fiscal year 2008 and fourth quarter 2008 was 33.6% and 35.1%, respectively. Fiscal year 2008 non-GAAP operating income of $314 million includes the $71 million GAAP operating income adjusted by $243 million relating to a variety of charges and income. These include loss from non-core operations of $6 million, stock-based compensation of $49 million, amortization of other intangible assets of $10 million, restructuring costs of $105 million, impairment of long-lived assets of $80 million, and non-recurring gains primarily consisting of a reversal of certain previously accrued litigation matters of $7 million. Fourth quarter 2008 non-GAAP operating income of $86 million includes the $9 million GAAP operating loss adjusted by $95 million relating to a variety of charges and income. These include income from non-core operations of $1 million, stock-based compensation of $10 million, amortization of other intangible assets of $2 million, restructuring costs of $4 million, and impairment of long-lived assets of $80 million. Fiscal 2008 and fourth quarter 2008 non-GAAP revenue of $936 million and $245 million, respectively, represents revenue of our core businesses.

VeriSign provides quarterly and annual financial statements that are prepared in accordance with generally accepted accounting principles (GAAP). Along with this information, we typically disclose and discuss certain non-GAAP financial information in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. This non-GAAP financial information does not include the following types of financial measures that are included in GAAP: discontinued operations, non-core businesses in continuing operations, stock-based compensation, amortization of other intangible assets, restructuring costs, impairment of long-lived assets, gains and losses on derivatives and equity investments, and non-recurring costs. Non-GAAP financial information is also adjusted for a 30% tax rate, which differs from the GAAP tax rate.

Management believes that this non-GAAP financial data supplements our GAAP financial data by providing investors with additional information that allows them to have a clearer picture of the Company's core operations. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with GAAP. We believe that the non-GAAP information enhances the investors' overall understanding of our financial performance and the comparability of the Company's operating results from period to period. Above, we have provided a reconciliation of the non-GAAP financial information that we provide each quarter with the comparable financial information reported in accordance with GAAP for the given period.

Statements in this announcement other than historical data and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. These statements involve risks and uncertainties that could cause VeriSign's actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties include, among others, the uncertainty of future revenue and profitability and potential fluctuations in quarterly operating results due to such factors as increasing competition and pricing pressure from competing services offered at prices below our prices, market acceptance of our existing services and the current global economic downturn, the inability of VeriSign to successfully develop and market new services, the uncertainty of whether new services as provided by VeriSign will achieve market acceptance or result in any revenues, the risk that the planned divestitures of certain businesses may be delayed or pending dispositions may not be completed, may generate less proceeds than expected or may incur unanticipated costs or otherwise negatively affect VeriSign's financial condition, results of operations or cash flows, and the uncertainty of whether Project Titan will achieve its stated objectives. More information about potential factors that could affect the Company's business and financial results is included in VeriSign's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. VeriSign undertakes no obligation to update any of the forward-looking statements after the date of this announcement.

VeriSign®

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 000-23593

VERISIGN, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-3221585**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
487 E. Middlefield Road, Mountain View, CA	**94043**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (650) 961-7500

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock $0.001 Par Value Per Share, and the Associated Stock Purchase Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act).

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the voting and non-voting common equity stock held by non-affiliates of the Registrant as of June 30, 2008, was $4,081,193,953 based upon the last sale price reported for such date on the NASDAQ Global Select Market. For purposes of this disclosure, shares of Common Stock held by persons known to the Registrant (based on information provided by such persons and/or the most recent schedule 13Gs filed by such persons) to beneficially own more than 5% of the Registrant's Common Stock and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock, $0.001 par value, outstanding as of the close of business on January 31, 2009: 192,328,689 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2009 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview

We are the trusted provider of Internet infrastructure services for the networked world. We offer a comprehensive spectrum of products and services that help a growing number of organizations and individuals to communicate and conduct commerce with confidence.

As of December 31, 2008, our business consists of two reportable segments: (1) Internet Infrastructure and Identity Services ("3IS"), which consists of Naming Services, Secure Socket Layer ("SSL") Certificate Services, Identity and Authentication Services ("IAS"), and VeriSign Japan, and (2) Other Services, which represents continuing operations of non-core businesses and legacy products and services from divested businesses. Prior to 2008, our business consisted of the following two reportable segments: Internet Services Group ("ISG") and the Communication Services Group ("CSG"). As a result of a comprehensive review of our business strategy, we changed our reportable segments in 2008. Comparative segment revenues and related financial information for 2008, 2007, and 2006 are presented in Note 16, "Segment Information," *Description of Segments*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K. We have reclassified prior period amounts to conform to current period presentation. We have operations inside as well as outside the United States ("U.S."). For a geographic breakdown of revenues and changes in revenues, see Note 16, "Segment Information," *Geographic Revenues,* of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

The Naming Services business is the authoritative directory provider of all *.com, .net, .cc, .tv, .name* and *.jobs* domain names. The SSL Certificate Services business enables enterprises and Internet merchants to implement and operate secure networks and websites that utilize SSL protocol. These services provide customers the means to authenticate themselves to their end users and website visitors and to encrypt communications between client browsers and Web servers. The IAS business includes identity protection services, fraud detection services, managed public key infrastructure ("PKI") services, and unified authentication services. These services are intended to help enterprises secure intranets, extranets and other applications and devices, and provide authentication credentials. VeriSign Japan is a majority-owned subsidiary and its operations primarily consist of SSL Certificate Services and IAS.

The Other Services segment consists of the continuing operations of our non-core Pre-pay billing and payment services ("Pre-pay") business as well as legacy products and services from divested businesses. We are in the process of winding down the operations of the Pre-pay business. In Other Services, the legacy products and services from divested businesses primarily include the following: our former Jamba! business ("Jamba"), which provided mobile entertainment to consumers; the Retail Data Solutions ("RDS") business, which offered point-of-sale data information for retail, pharmaceutical and consumer goods customers; and the Content Delivery Network ("CDN") business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale.

During the fourth quarter of 2007, we announced a change to our business strategy to allow management to focus its attention on our core competencies and to make additional resources available to invest in our core businesses. The strategy calls for the divestiture or winding down of all the business lines in our former CSG and all business lines in our former ISG except for our core businesses. The business lines that we expect to divest, including those that have been sold since the fourth quarter of 2007, accounted for approximately 50% of our overall revenues in fiscal 2007. These businesses are classified as disposal groups held for sale as of December 31, 2008, and their results of operations have been classified as discontinued operations for all periods presented. The continued execution of our divestiture plan is subject to the availability of financing, identification of buyers, and general market conditions, including further developments in the current economic condition and potential continued deterioration of the credit markets. While we are executing our divestiture plan, we will experience additional risks, including, but not limited to the disruption of our business and the potential loss of key employees; difficulties separating operations, services, products and personnel; the potential

damage to relationships with our existing customers; and the delay in completion of transition services. For example, our divestiture plan will require a substantial amount of management, administrative and operational resources. Once our divestiture plan is completed, the scale and scope of our operations will decrease in absolute terms, which we expect will allow our remaining core businesses to benefit from a more efficient and streamlined operational structure. However, we cannot assure you that we will be able to achieve the full strategic and financial benefits we expect from the divestiture of our non-core businesses and there is no guarantee that the planned divestitures will occur or will not be significantly delayed, all of which may result in future variability in our results of operations.

We were incorporated in Delaware on April 12, 1995. Our principal executive offices are located at 487 East Middlefield Road, Mountain View, California 94043. Our telephone number at that address is (650) 961-7500. Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol VRSN. The information on our website is not a part of this Form 10-K. VERISIGN, the VeriSign logo, the checkmark circle, GEOTRUST, THAWTE, and certain other product or service names are trademarks or registered trademarks of VeriSign and/or its subsidiaries in the U.S. and other countries. Other names used in this Form 10-K may be trademarks of their respective owners. Our primary website is www.verisign.com.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available, free of charge, through our website at http://investor.verisign.com as soon as is reasonably practicable after filing such reports with the Securities and Exchange Commission.

Internet Infrastructure and Identity Services Group

The Internet Infrastructure and Identity Services ("3IS") Group consists of the Naming Services business, SSL Certificate Services business, IAS business, and VeriSign Japan.

Naming Services

Naming Services: The Naming Services business operates the authoritative directory of all *.com, .net, .cc, .tv*, *.name*, and *.jobs* domain names.

We are the exclusive registry of domain names within the *.com* and *.net* generic top-level domains ("gTLDs") under agreements with the Internet Corporation for Assigned Names and Numbers ("ICANN") and the U.S. Department of Commerce ("DOC"). As a registry, we maintain the master directory of all second-level domain names in these top-level domains (e.g., johndoe.com and janedoe.net). These top-level domains are supported by our global constellation of domain name servers. In addition, we own and maintain the shared registration system that allows all registrars to enter new second-level domain names into the master directory and to submit modifications, transfers, re-registrations and deletions for existing second-level domain names ("Shared Registration System").

We are also the exclusive registry for the *.tv* and *.cc* country code top-level domains ("ccTLDs") and domain names within the *.name* gTLD and we operate the back-end systems for the *.jobs* and *.edu* gTLDs. These top-level domains are supported by our global constellation of domain name servers and Shared Registration System. We also provide internationalized domain name ("IDN") services that enable Internet users to access websites in characters representing their local language. Currently, IDNs are available in more than 350 languages.

Domain names can be registered for between one and ten years, and the fees charged may only be increased according to adjustments prescribed by ICANN over the term of the applicable agreement. Revenues for registrations of *.name*, *.cc* and *.tv* domain names are based on a similar fee system and registration system, though the fees charged are not subject to the same pricing restrictions as those imposed by ICANN.

Intelligent Supply Chain Services: Our intelligent supply chain services enable trusted, secure and scalable information exchange and collaboration among global supply chain participants. We have been selected by EPCglobal, a not-for-profit joint-venture formed by The Uniform Code Council, Inc. and EAN International, to operate the authoritative root directory for the EPCglobal Network™. This root directory is the authoritative directory of information sources that are available to describe products assigned electronic product codes ("EPCs"). Additionally, we offer radio frequency identification ("RFID") managed services that are designed to work in conjunction with RFID and bar code technology and the EPC root directory to facilitate the secure sharing of product data across diverse supply chains.

SSL Certificate Services

SSL Certificate Services: SSL Certificate Services enable enterprises and Internet merchants to implement and operate secure networks and websites that utilize SSL protocol. These services provide customers the means to authenticate themselves to their end users and website visitors and to encrypt communications between client browsers and Web servers. We issue SSL Certificates for one, two, or three years. The average certification issued by our SSL Certificate Services business is fifteen months, as many customers prefer to commit to shorter certifications due to the fact that certifications are tied to servers, and these servers may be replaced before the certificate expires. An SSL certificate, when installed on a server hosting a website, allows the site visitor to identify to whom the site belongs and encrypts communications between the Web server and the client browser. The SSL certificate also contains information about the certificate subscriber and the website domain to which the certificate was issued.

We currently offer the following SSL Certificate Services:

- *VeriSign Secure Site and Secure Site Pro Certificates:* Both our Secure Site and Secure Site Pro certificates enable up to 256-bit SSL encryption when both the Web server and the client browser support such sessions. Secure Site Pro, our premium certificate offering, implements Server Gated Cryptography, a technology which automatically steps-up encryption levels to 128-bit in certain client-browser/operating system configurations that would otherwise encrypt at lower levels.
- *VeriSign Secure Site with Extended Validation ("EV") SSL Certificates and Secure Site Pro with EV SSL Certificates:* EV SSL certificates offer the same level of encryption as VeriSign's Secure Site and Secure Site Pro certificates and help enable high security Web browsers to clearly identify a website's organizational identity by providing third-party verification through a visual green address bar display in the browser. EV SSL certificates also rely on high assurance authentication standards promulgated by the CA/Browser Forum.
- *GeoTrust and thawte® Branded Certificates:* We offer SSL Certificate Services under the GeoTrust and thawte brands. These services use similar underlying infrastructure as VeriSign branded certificates and are targeted at Internet providers, Web hosting companies, domain name registrars, small businesses and independent software developers.

Identity and Authentication Services

The IAS business offers a variety of strong authentication methods to help enterprises deploy secure remote access and secure business applications through PKI, digital certificates, or one-time passwords. We offer a suite of Identity and Authentication products and services, including VeriSign Identity Protection service, our Fraud Detection Service, our Managed PKI service, and our Unified Authentication service. Revenues in our IAS business are derived from a one-time credential sale to the customer seeking network services and a one-time set-up fee. We also charge an annual service fee based upon the number of individual users authorized by the customer to access its network and a customer support fee.

- *VeriSign Identity Protection Service*: Our VeriSign Identity Protection ("VIP") services are a comprehensive suite of identity protection and authentication services that help enable consumer-facing

applications to provide a secure online experience for end users. Our VIP Authentication service provides a visible means for businesses to easily issue and/or accept multiple credentials from users. As part of the VIP Authentication service, we provide access to the VIP Shared Authentication Network where it is anticipated that consumers will be able to use a single second factor authentication device to access multiple online accounts.

- *Fraud Detection Service:* Our Fraud Detection service provides an invisible means of delivering proactive protection to consumers by detecting fraudulent logins and transactions in real-time without affecting a legitimate user's Web experience.
- *Managed PKI Service:* Our Managed PKI service helps enterprises to easily secure intranets, extranets, VPNs, email, and e-commerce applications while retaining full control of access to information and leveraging VeriSign's service infrastructure for cost effective provisioning and validation.
- *Unified Authentication Service:* Our Unified Authentication service provides a single, integrated platform for provisioning and managing all types of two-factor authentication credentials used to validate users, devices or applications for a variety of purposes, such as remote access, windows logon, and Wi-Fi access. Unified Authentication supports strong authentication using smart cards, device-generated one-time passwords and digital certificates, as well as PKI-based encryption, digital signing and non-repudiation. Unified Authentication can be run by the customer at its location or through VeriSign's infrastructure.

VeriSign Japan

VeriSign Japan is a majority-owned subsidiary and its operations primarily consist of SSL Certificate Services and IAS.

Other Services

The Other Services segment consists of the continuing operations of our non-core Pre-pay billing and payment services ("Pre-pay") business as well as legacy products and services from divested businesses. We are in the process of winding down the operations of Pre-pay. In Other Services, the legacy products and services from divested businesses primarily include: Jamba, which provided mobile entertainment to consumers; the RDS business, which offered point-of-sale data information for retail, pharmaceutical and consumer goods customers; and the CDN business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale.

See Note 16, "Segment Information," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information relating to our segments and geographic information.

Assets Held for Sale and Discontinued Operations

During the fourth quarter of 2007, we announced a change to our business strategy to allow management to focus its attention on our core competencies and to make additional resources available to invest in our core businesses. The strategy calls for the divesture or winding down of a number of non-core businesses in the Company's portfolio, such as Communications Services, Enterprise Security Services ("ESS"), and Messaging and Mobile Media Services, as well as other smaller businesses. These businesses, except for Pre-pay, which we are currently in the process of winding down, are classified as disposal groups held for sale as of December 31, 2008, and their results of operations have been classified as discontinued operations for all periods presented.

Communications Services

The Communications Services business provides managed solutions to fixed line, broadband, mobile operators and enterprise customers through our integrated communications and commerce platforms.

Billing and Commerce Services: Our licensed and managed solutions for prepay billing customers deliver rating and billing services. Our full suite of billing and commerce services includes Billing Services, Global Consulting Services for Billing, Real-Time Rating and Payment Services, Real-Time Roaming Services, and Settlement and Exchange Services.

Connectivity and Interoperability Services: Through our Connectivity and Interoperability Services, we provide connections and services that signal and route information within and between telecommunication carrier networks.

- *SS7 Connectivity and Signaling Services:* Our Signaling System 7 ("SS7") network is an industry-standard system of protocols and procedures that is used to control telephone communications and provide routing information in association with vertical calling features, such as calling card validation, local number portability, toll-free number database access and caller identification.
- *Voice and Data Roaming Services:* We offer wireless carriers roaming services using the ANSI-41 and GSM Mobile Application Part signaling protocols that allow carriers to provide support for roamers visiting their service area and for their customers when they roam outside their service area. Our International Roaming Services manage signaling conversion and implementation anomalies between different countries to provide activation processing, seamless international roaming, international customer care, and fraud protection, while our Wireless Data Roaming Service enable carriers to offer wireless data roaming to their subscribers over Wi-Fi, CDMA2000 and GSM/GPRS networks.
- *Voice Over Internet Protocol ("VoIP") Services:* The VeriSign® IP Connect Services allow VoIP providers, cable operators, Multi-Service Operators and mobile operators to extend VoIP services across multiple access methods and provides routing directory services to support interconnection of VoIP networks. VeriSign's directory routing services also enable efficient delivery of mobile messaging and mobile content.

Intelligent Database Services: Through our Intelligent Database Services, we enable carriers to find and interact with network databases and conduct database queries that are essential for many advanced services, including the following:

- *Calling Name ("CNAM") Database Services:* With our CNAM Database Services, carriers can enable enhanced caller ID for wireline, broadband, and wireless devices; store subscriber names in the database accessible by all major CNAM providers for call delivery; and minimize inaccurate call information and reduce unavailable data responses on inbound calls.
- *Line Information Database ("LIDB") Services:* LIDB Services provide subscriber information (such as the subscriber's service profile and billing specifications) to other carriers enabling them to respond to calls (e.g., whether to block certain calls, allow collect calls, etc.).
- *Number Portability Services:* Our Number Portability Services deliver essential network and database capabilities so providers can port numbers, route calls to ported numbers, and process orders when subscribers change service providers.
- *Toll-free Database Services:* Leveraging VeriSign's SS7 network, our Toll-free Database Services allow customers to complete toll-free calls throughout the U.S. and Canada.

On March 2, 2009, we entered into a binding agreement to sell our Communications Services business to Transaction Network Services, Inc. for $230.0 million subject to certain adjustments to reflect normal fluctuations in working capital. The transaction is subject to Hart-Scott-Rodino Act review, and the agreement contains customary closing conditions. The parties anticipate that the transaction will close within 60 days.

Content Portal Services

Our Content Portal Services ("CPS") provide Web and wireless application protocol ("WAP") services that enable media companies to sell digital content through mobile devices or on the Web. With VeriSign's CPS, our customers can: create and launch their own branded storefronts using WAP, Web, short messaging services ("SMS"), and multi-media messaging services ("MMS"); use our robust content management platform to deliver content types; and access digital rights management protection, life-cycle management, multi-lingual interface options, and other services.

Enterprise Security Services

The ESS business provides a comprehensive approach to information security and IT risk management through the assessment, design, deployment and management of security solutions and the response to real-time threats and vulnerabilities.

Global Consulting Services: Our Global Consulting Services help companies understand corporate security requirements, comply with all applicable regulations, identify security vulnerabilities, reduce risk, and meet the security compliance requirements applicable to the particular business and industry.

iDefense Security Intelligence Services: Our iDefense Security Intelligence Services deliver comprehensive intelligence to help companies decide how to respond to security threats and manage security risks on networks. Our teams identify, verify and track vulnerabilities, malicious code, and global threats, providing unique insight into the evolution of security risks and early discovery of software vulnerabilities.

Managed Security Services ("MSS"): Our MSS business enables enterprises to effectively monitor and manage their network security infrastructure 24 hours per day, every day of the year while reducing the associated time, expense, and personnel commitments by relying on VeriSign's security platform and experienced security staff. Our MSS include: Firewall Management Service, Intrusion Prevention Management Service, Intrusion Detection Management Service, Wireless Intrusion Prevention Service, Security Risk Profiling Service, Log Management Service, Vulnerability Management Service, and Phishing Response Service.

International Clearing

Our International Clearing business enables financial settlement and call data settlement for wireless and wireline carriers.

Messaging and Mobile Media Services

The Messaging and Mobile Media Services business provides secure and scalable media solutions for Internet, broadband, and mobile applications, which allows for the efficient distribution and delivery of content that best fits our customers' needs.

Interactive Application Services: Our Interactive Application Services enable service providers to extend entertainment and interaction to mobile devices so they can provide compelling customer experiences that drive use, loyalty, and revenues.

Mobile Delivery Services: Our Mobile Delivery Services assist carriers and content providers in the delivery of wireless messaging, distribution of mobile content, efficient handling of billing, and offer user-friendly features that enhance service offerings and increase revenue opportunities for our customers. Our Mobile Delivery Services cover a multitude of mobile delivery functions, from infrastructure, distribution, and monitoring, to billing, security, and media storage.

Real-Time Publisher Services

Our Real-Time Publisher ("RTP") Services allow organizations to obtain access to and organize large amounts of constantly updated content, and distribute it, in real time, to enterprises, Web-portal developers, application developers and consumers. RTP Services also make it easier for publishers of all sizes to distribute and track their content feeds, which may improve the reliability and quality of their real-time content.

Completed Divestitures

On December 31, 2008, we sold our EMEA Mobile Media ("EMM") business which offered mobile application services that included interactive messaging applications, content portal services, and messaging gateway services. Our 3united Mobile Solutions business, which we acquired in 2006, was divested as part of the EMM business. The historical results of operations of the EMM business have been classified as discontinued operations for all periods presented.

On December 31, 2008, we sold our Post-pay business which enabled advanced billing and customer care services to wireless telecommunications carriers. The historical results of operations of the Post-pay business have been classified as discontinued operations for all periods presented.

On October 31, 2008, we sold our Communications Consulting business, which offered a full range of strategy and technology consulting, business planning, sourcing, and implementation services to help telecommunications operators and equipment manufacturers drive profitable new business and technology strategies, in a management buyout transaction. Our inCode Telecom Group business, which we acquired in 2006, was divested as part of the Communications Consulting business. The historical results of operations of the Communications Consulting business have been classified as discontinued operations for all periods presented.

On April 30, 2008, we sold our Digital Brand Management Services ("DBMS") business, which offered a range of corporate domain name and brand protection services that help enterprises, legal professionals, information technology professionals and brand marketers monitor, protect and build digital brand equity. The historical results of operations of the DBMS business have been classified as discontinued operations for all periods presented.

On April 30, 2008, we sold our CDN business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale. Our Kontiki business, which we acquired in 2006, was divested as part of the CDN business. We retained an equity ownership in the CDN business and have accounted for our investment in the CDN business on an equity method basis. As a result of our continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations.

On March 31, 2008, we sold our Self-Care and Analytics ("SC&A") business, which provided on-line analysis applications for mobile communications customers and on-line customer self-service with a single view of billing across multiple systems. Our CallVision business, which we acquired in 2006, was sold as part of the SC&A business. The historical results of operations of the SC&A business have been classified as discontinued operations for all periods presented.

On December 31, 2007, we sold our RDS business, which specialized in intelligent supply chain services. As the historical results of operations of the RDS business were not significant, they have not been classified as discontinued operations.

On September 1, 2007, we sold our wholly-owned Jamba Service GmbH subsidiary ("Jamba Service"), which marketed insurance and extended service warranties to consumers for mobile electronic equipment and products. The historical results of operations of Jamba Service have been classified as discontinued operations for all periods presented.

In addition to the divestiture of the non-core businesses listed above, on October 6, 2008, we sold our remaining 49% ownership interest in the mobile entertainment joint ventures ("Jamba joint ventures") to Fox Entertainment ("Fox"), a subsidiary of News Corporation.

See Note 4, "Assets Held for Sale and Discontinued Operations," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding our revenues that relate to our discontinued operations.

Operations Infrastructure

Our operations infrastructure consists of secure data centers in Mountain View, California; Dulles, Virginia; Lacey, Washington; Providence, Rhode Island; Overland Park, Kansas; Melbourne, Australia; London, England; Berlin, Germany; Kawasaki, Japan and Fribourg, Switzerland. We have also recently completed construction of a new data center in New Castle, Delaware. Most of these secure data centers operate on a 24-hour a day, every day basis, supporting our business units and services. Key features of our operations infrastructure include:

- *Distributed Servers:* We deploy a large number of high-speed servers to support capacity and availability demands that, in conjunction with our proprietary software, offer automatic failover, global and local load balancing and threshold monitoring on critical servers.
- *Advanced Telecommunications:* We deploy and maintain redundant telecommunications and routing hardware and maintain high-speed connections to multiple Internet service providers ("ISPs") to ensure that our critical services are readily accessible to customers at all times.
- *Network Security:* We incorporate architectural concepts such as protected domains, restricted nodes and distributed access control in our system architecture. We have also developed proprietary communications protocols within and between software modules that are designed to prevent most known forms of electronic attacks. In addition, we employ firewalls and intrusion detection software, and contract with security consultants who perform periodic probes to test our systems and security risk assessments.

As part of our operations infrastructure for our Naming Services business, we operate all authoritative domain name servers that answer domain name lookups for the *.com* and *.net* zones, as well as for the other top-level domains for which we are the registry. We also operate two of the thirteen externally visible root zone server addresses, including the "A" root, which is considered to be the authoritative root zone server of the Internet's domain name system ("DNS"). The domain name servers provide the associated name server and Internet Protocol ("IP") address for every *.com* and *.net* domain name on the Internet and a large number of other top-level domain queries, resulting in an average of over 40 billion responses per day, and peak loads of over 50 billion responses per day, during 2008. These name servers are located around the world, providing local domain name service throughout North America, South America, Europe, and Asia. Each server facility is a controlled and monitored environment, incorporating security and system maintenance features. This network of name servers is one of the cornerstones of the Internet's DNS infrastructure.

In 2007, VeriSign initiated a large-scale infrastructure upgrade called "Project Titan." This effort is intended to increase the capacity of domain queries handled by our DNS infrastructure. Project Titan is also designed to further fortify our infrastructure to repel significant distributed denial of service ("DDoS") attacks and provide enhanced monitoring and logging capabilities. Project Titan is scheduled to be completed by the end of fiscal 2010. As of December 31, 2008, this project is on target for the scheduled completion; all of the U.S. facilities have been upgraded and significant progress has been made in upgrading our European and Asian facilities. As part of Project Titan, we have also deployed more than 40 regional resolution sites throughout the world to support the initiatives of Project Titan in specific locations.

To provide our Communications Services, we operate a SS7 network composed of specialized switches, computers and databases strategically located across the U.S. These elements interconnect our customers and

U.S. telecommunications carriers through leased lines. Our network currently consists of 13 mated pairs of SS7 signal transfer points ("STPs") that are specialized switches that route SS7 signaling messages, and into which our customers connect. We own nine pairs of STPs and lease capacity on four pairs of STPs from regional providers. Our SS7 network control center, located in Overland Park, Kansas, is staffed 24 hours a day, every day of the year.

Call Centers and Help Desk: We provide customer support services through our phone-based call centers, email help desks and Web-based self-help systems. Our California call center is staffed 24 hours a day, every day of the year and employs an automated call directory system to support our SSL Certificate Services and IAS businesses. Our Virginia call center is staffed 24 hours a day, every day of the year to support our Naming Services business. Our Washington state call center is staffed from 8:00 a.m. to 5:00 p.m. Pacific Time and employs an automated call directory system to support our Communications Services business. All call centers have a staff of trained customer support agents and provide Web-based support services utilizing customized automatic response systems to provide self-help recommendations.

Operations Support and Monitoring: Through our network operations centers, we have an extensive monitoring capability that enables us to track the status and performance of our critical database systems and our global resolution systems. Our distributed network operations centers are staffed 24 hours a day, every day of the year.

Disaster Recovery Plans: We have disaster recovery and business continuity capabilities that are designed to deal with the loss of entire data centers and other facilities. Our Naming Services business maintains dual mirrored data centers that allow rapid failover with no data loss and no loss of function or capacity. Our SSL Certificate Services and IAS businesses are similarly protected by having service capabilities that exist in both of our East and West Coast data center facilities. Our critical data services (including digital certificates, domain name registration, telecommunications services and global resolution) use advanced storage systems that provide data protection through techniques such as mirroring and remote replication.

Marketing, Sales and Distribution

We market our services worldwide through multiple distribution channels, including the Internet, direct sales, telesales, direct marketing through all media, mass merchandisers, value-added resellers, systems integrators and VeriSign International Affiliates (each a "VeriSign Affiliate"). VeriSign established the VeriSign International Affiliate Program in the 1990s to recruit resale partners to resell PKI services in regions where VeriSign does not offer PKI services. VeriSign enables the VeriSign Affiliate to operate all aspects of a PKI service business by licensing to the VeriSign Affiliate the VeriSign Processing Center software platform, which provides a scalable certificate authority service platform capable of supporting thousands of enterprises and millions of end users. The VeriSign Affiliate is responsible for localizing PKI services according to its local country regulations and requirements.

Our direct sales and marketing organization at December 31, 2008, consisted of 607 employees, including those related to our disposal groups held for sale. We have field sales offices throughout the world.

Research and Development

As of December 31, 2008, we had 769 employees, including those related to our disposal groups held for sale, dedicated to research and development. We believe that timely development of new and enhanced Internet security, e-commerce, information, and technologies are necessary to remain competitive in the marketplace. During 2008, 2007 and 2006 our research and development expenses were $91.5 million, $100.2 million and $89.8 million, respectively.

Our future success will depend in large part on our ability to continue to maintain and enhance our current technologies and services. In the past, we have developed our services both independently and through efforts

with leading application developers and major customers. We have also, in certain circumstances, acquired or licensed technology from third parties. Although we will continue to work closely with developers and major customers in our development efforts, we expect that most of the future enhancements to existing services and new services will be developed internally or acquired through business acquisitions.

The markets for our services are dynamic, characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The constantly changing nature of these markets and their rapid evolution will require us to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings, and to introduce both new and enhanced services as quickly as possible and prior to our competitors.

Competition

We compete in the naming services, SSL certificate services, identity and authentication services, enterprise security services, communications services, and messaging and mobile media services markets. We compete with numerous companies in each of these services categories. The overall number of our competitors may increase and the identity and composition of competitors may change over time.

Competition in Naming Services: We face competition in the domain name registry space from other gTLD and ccTLD registries that are competing for the business of entities and individuals that are seeking to establish a Web presence, including registries offering services related to the *.info, .org, .mobi, .biz, .pro, .aero, .museum* and *.coop* gTLDs and registries offering services related to ccTLDs. ICANN currently has registry agreements with 14 registries for the operation of 16 gTLDs. In addition, there are over 240 ccTLD registries.

We also face competition from service providers that offer outsourced domain name registration, resolutions and other DNS services to organizations that require a reliable and scalable infrastructure. Among the competitors are UltraDNS, NeuLevel and Afilias.

In addition, to the extent end-users navigate using search engines as opposed to direct navigation, we may face competition from search engine operators such as Google and Yahoo!.

Additional competition to our business may arise from the upcoming introduction of new Internationalized Domain Name TLDs ("IDN TLDs") and new gTLDs by ICANN. These new domain extensions could become available by the third quarter of 2009 in the form of translations or transliterated versions of the *.com* and *.net* TLDs and by the last quarter of 2009 in the form of new gTLDs. We do not yet know the impact, if any, these new domain extensions may have on our business, but the increase of name availability in the marketplace could introduce new choices for end-users as well as create end-user confusion around brand preference, which could have a material adverse effect on our business. While we may apply for one or more of these new domain extensions, there is no certainty that we will ultimately be successful and even if we are successful in obtaining one or more of these new domain extensions, there is no guarantee that such extensions will be any more successful than the domain name extensions obtained by our competitors.

Competition in SSL Certificate Services and IAS: Our SSL Certificate Services and IAS are targeted at the rapidly evolving market for Internet security services, including network security, authentication and validation, which enable secure e-commerce and communications over wireline and wireless IP networks. The market for SSL Certificate Services and IAS is intensely competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities of industry participants.

Principal competitors generally fall within one of the following categories: (1) companies such as RSA Security Inc. ("RSA"), a security division of EMC Corporation, and Entrust Technologies, which offer software applications and related digital certificate products that customers operate themselves; (2) companies such as Digital Signature Trust Company (a subsidiary of Identrus) that primarily offer digital certificate and certification

authority-related services; (3) companies focused on providing a bundled offering of products and services; and (4) companies offering competing SSL certificate and other security services, including domain name registrars. We also experience competition from a number of smaller companies, and we believe that our primary long-term competitors may not yet have entered the market. Furthermore, AOL and Microsoft have introduced software products that enable the issuance and management of digital certificates, and we believe that other companies could introduce similar products.

In addition, browser companies that embed our interface technologies or otherwise feature them as a provider of digital certificate products and services in their Web browsers or on their websites could also promote products and services of our competitors or charge us substantial fees for promotions in the future.

Competition in Managed Security Services: Security services and product firms, telecommunications companies, and consulting companies or professional services groups of other companies with Internet expertise are current or potential competitors to our managed security services. These companies include large systems integrators and consulting firms such as Accenture and IBM Global Services, security product companies such as Symantec, and telecommunications providers such as Verizon Business and BT Counterpane.

Competition in Communications Services: The market for communications services is extremely competitive and subject to significant pricing pressure. Competition in this area arises from two primary sources. Incumbent carriers provide competing in-house services in their respective regions. In addition, we face direct competition from national, unregulated companies, including Syniverse Technologies, Telcordia, NeuStar and other carriers such as Southern New England Telephone Diversified Group, a unit of AT&T. Furthermore, customers are increasingly likely to deploy internally developed communications technologies and services which may reduce the demand for technologies and services from third party providers, such as VeriSign, and further increase competitive pricing pressures.

Competition in Commerce Services: Our wireless billing and payment services are also subject to competition from providers such as Comverse, Amdocs, Convergys Corporation and Boston Communications Group. We are also aware of major Internet service providers, software developers and smaller entrepreneurial companies that are or may in the future be focusing significant resources on developing and marketing products and services that may compete directly with ours. Furthermore, customers are increasingly likely to deploy internally-developed communications technologies and services which may reduce the demand for technologies and services from third-party providers such as VeriSign and further increase competitive pricing pressures.

Competition in Content Services: The market for content services is extremely competitive. Competitors include developers of content and entertainment products and services in a variety of domestic and international markets, such as Infospace, Itouch, Arvato mobile, Monstermob, and Motricity. This business also faces competition from mobile network operators such as Cingular, Verizon Wireless, Sprint Nextel Corporation, T-Mobile, Vodafone, O2, Orange, E-Plus and Telefónica, as well as Internet portal operators such as Yahoo!, AOL, T-Online and Google. Additional competitors are handset manufacturers such as Nokia and software providers such as Microsoft and Apple. As the market for wireless data, including information and entertainment data, matures, new categories of competitors, such as mobile phone companies, broadcasters, music publishers, other content providers or others have begun to develop competing products or services.

Competition in Real-Time Publishing Services: We face competition from various smaller companies providing similar services.

Industry Regulation

Naming Services: Within the U.S. Government, oversight of Internet administration is provided by the DOC. On September 29, 2006, the DOC and ICANN signed a Joint Project Agreement to continue the transition of the coordination of the technical functions relating to the management of the Internet Domain Name and Addressing System to the private sector.

As the exclusive registry of domain names within the *.com*, *.net* and *.name* gTLDs, we have entered into certain agreements with ICANN and the DOC:

.com Registry Agreement: On November 29, 2006, the DOC approved the Registry Agreement between ICANN and VeriSign for the *.com* gTLD (the "*.com* Registry Agreement"). The *.com* Registry Agreement provides that we will continue to be the sole registry operator for domain names in the *.com* top-level domain through November 30, 2012. The *.com* Registry Agreement provides that it shall be renewed for successive terms unless it has been determined that VeriSign has been in fundamental and material breach of certain provisions of the *.com* Registry Agreement and has failed to cure such breach. The DOC shall approve such renewal if it concludes that approval will serve the public interest in (a) the continued security and stability of the Internet domain name system and the operation of the *.com* registry including, in addition to other relevant factors, consideration of VeriSign's compliance with Consensus policies and technical specifications and its service level agreements as set forth in the *.com* Registry Agreement and the investment associated with improving the security and stability of the DNS, and (b) the provision of registry services as defined in the *.com* Registry Agreement at reasonable prices, terms and conditions. The parties have an expectancy of renewal of the *.com* Registry Agreement so long as the foregoing public interest standard is met and VeriSign is not in breach of the *.com* Registry Agreement.

We are required to comply with and implement temporary specifications or policies and consensus policies, as well as other provisions pursuant to the 2006 *.com* Registry Agreement relating to handling of data and other registry operations. The 2006 *.com* Registry Agreement also provides a procedure for VeriSign to propose, and ICANN to review and approve, additional registry services.

Cooperative Agreement: In connection with the DOC's approval of the *.com* Registry Agreement, VeriSign and the DOC entered into Amendment No. Thirty (30) to their Cooperative Agreement—Special Awards Conditions NCR-92-18742 regarding operation of the *.com* gTLD registries, which extends the term of Cooperative Agreement through November 30, 2012, and provides that any renewal or extension of the *.com* Registry Agreement is subject to prior written approval by the DOC. The Amendment provides that the DOC shall approve such renewal if it concludes that it is in the public interest and in the continued security and stability of the domain name system and that the provision of registry services is offered on reasonable terms.

.net Registry Agreement: On July 1, 2005, we entered into a Registry Agreement with ICANN for the *.net* gTLD (the "*.net* Registry Agreement"). The *.net* Registry Agreement provides that we will continue to be the sole registry operator for domain names in the *.net* top-level domain through September 30, 2011. The *.net* Registry Agreement provides that it shall be renewed unless it has been determined that VeriSign has been in fundamental and material breach of certain provisions of the *.net* Registry Agreement and has failed to cure such breach.

.name Registry Agreement: On October 1, 2008, we acquired The Global Name Registry Ltd. ("GNR"), the holder of the *.name* Registry Agreement which provides that GNR will continue to be the sole registry operator for domain names in the *.name* top-level domain through August 15, 2012. The renewal provisions are the same as for the .net Registry Agreement.

The descriptions of the *.com* Registry Agreement and Amendment No. 30 of the Cooperative Agreement are qualified in their entirety by the text of the complete agreements that are incorporated by reference as exhibits to this Form 10-K.

Identity and Authentication Services: Some of our security services utilize and incorporate encryption technology. Exports of software and hardware products utilizing encryption technology are generally restricted by the U.S. and various non-U.S. governments. We have obtained approval to export many of the security services we provide to customers globally under applicable U.S. export law. As the list of products and countries for which export approval is expanded or changes, government restrictions on the export of software and

hardware products utilizing encryption technology may grow and become an impediment to our growth in international markets. If we do not obtain required approvals or we violate applicable laws, we may not be able to sell some of our security services in international markets and may be subject to fines and other penalties.

There are currently no U.S. federal laws or regulations that specifically control certification authorities, but a limited number of states have enacted legislation or regulations with respect to certification authorities. If we do not comply with these state laws and regulations, we will lose the statutory benefits and protections that would be otherwise afforded to us. Moreover, if our market for digital certificates grows, the U.S. federal, state, or foreign governments may choose to enact further regulations governing certification authorities or other providers of digital certificate products and related services. These regulations or the costs of complying with these regulations could have a material, adverse impact on our business.

Communications Services: Our communications customers are subject to regulations of the Federal Communications Commission, which indirectly affects our Communications Services business. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect of regulation or deregulation on our business. Several services that we offer may be indirectly affected by regulations imposed upon potential users of those services, which may increase our costs of operations. In addition, future services we may provide could be subject to direct government regulation.

Intellectual Property

We rely primarily on a combination of copyrights, trademarks, service marks, patents, restrictions on disclosure and other methods to protect our intellectual property. We also enter into confidentiality and/or invention assignment agreements with our employees, consultants and current and potential affiliates, customers and business partners. We also generally control access to and distribution of proprietary documentation and other confidential information.

We have been issued numerous patents in the U.S. and abroad, covering a wide range of our technology. Additionally, we have filed numerous patent applications with respect to certain of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S. Patents may not be awarded with respect to these applications and even if such patents are awarded, such patents may not provide us with sufficient protection of our intellectual property.

We have obtained trademark registrations for various VeriSign marks in the U.S. and other countries, including VERISIGN, the VeriSign logo, the checkmark circle, GEOTRUST, and THAWTE. We have also filed numerous applications to register VeriSign trademarks and claims, and have common law rights in many other proprietary names. We take steps to enforce and police VeriSign's trademarks. We rely on the strength of our VeriSign brand to differentiate ourselves in the marketing of our products, particularly with respect to our SSL certificates.

With regard to our Naming Services business, our principal intellectual property consists of, and our success is dependent upon, proprietary software used in our registry service business and certain methodologies and technical expertise we use in both the design and implementation of our current and future registry services and Internet-based products and services businesses, including the conversion of internationalized domain names. We own our proprietary shared registration system through which competing registrars submit second-level domain name registrations for each of the registries we operate. Some of the software and protocols used in our registry services are in the public domain or are otherwise available to our competitors.

With regard to our SSL Certificate Services and our IAS, we also rely on certain licensed third-party technology, such as public key cryptography technology licensed from RSA, and other technology that is used in our security services to perform key functions. RSA has granted us a perpetual, royalty-free, nonexclusive, worldwide license to use certain RSA products relating to certificate issuing, management and processing

functionality. We develop services that contain or incorporate the RSA BSAFE products and that relate to digital certificate-issuing software, software for the management of private keys and for digitally signing computer files on behalf of others, and software for customers to preview and forward digital certificate requests to them. RSA's BSAFE product is a software tool kit that allows for the integration of encryption and authentication features into software applications.

With regard to our Communications Services and Messaging and Mobile Media Services businesses, we offer a wide variety of services, including Connectivity and Interoperability, Intelligent Database, Content Portal, and Billing and Commerce services, each of which may be protected by copyright, trade secret, patents and/or patent applications. We have also entered into agreements with third-party providers and licensors, including third party providers of content such as music, games and logos.

Employees

The following table shows a comparison of our consolidated employee headcount for operations, including discontinued operations, by function:

	As of December 31,		
	2008	2007	2006
Employee headcount by function:			
Cost of revenues	1,164	1,673	2,342
Sales and marketing	607	809	989
Research and development	769	954	1,022
General and administrative	757	815	978
Total	3,297	4,251	5,331

We have never had a work stoppage, and no U.S.-based employees are represented under collective bargaining agreements. Our ability to achieve our financial and operational objectives depends in large part upon our continued ability to attract, integrate, train, retain and motivate highly qualified sales, technical and managerial personnel, and upon the continued service of our senior management and key sales and technical personnel. Competition for qualified personnel in our industry and in some of our geographical locations is intense, particularly for software development personnel.

ITEM 1A. RISK FACTORS

In addition to other information in this Form 10-K, the following risk factors should be carefully considered in evaluating us and our business because these factors currently have a significant impact or may have a significant impact on our business, operating results or financial condition. Actual results could differ materially from those projected in the forward-looking statements contained in this Form 10-K as a result of the risk factors discussed below and elsewhere in this Form 10-K.

Risks relating to our business

Our operating results may fluctuate and our future revenues and profitability are uncertain.

Our operating results have varied in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include the following:

- the uncertainties, costs and risks related to our proposed divestiture plan, including any income statement charges we incur in connection therewith and any further delays we may encounter;
- the current global economic conditions as well as its impact on e-commerce, financial services, and the telecommunications and Internet industries;
- the long sales and implementation cycles for, and potentially large order sizes of, some of our security services and the timing and execution of individual customer contracts;
- volume of new domain name registrations and customer renewals in our Naming Services business;
- changes in the payment structures of on-line advertising network providers and compensation levels, as well as policies proposed and implemented by ICANN, which could impact the number of domain name registrations;
- the mix of all our services sold during a period;
- our success in marketing and market acceptance of our services by our existing customers and by new customers;
- changes in marketing expenses related to promoting and distributing our services;
- customer renewal rates and turnover of customers of our services;
- potential attacks by hackers, which could threaten the perceived reliability of our products and services;
- continued development of our direct and indirect distribution channels for our products and services, both in the U.S. and abroad;
- changes in the level of spending for information technology-related products and services by enterprise customers;
- the impact of price changes in our products and services or our competitors' products and services; and
- the impact of decisions by channel partners and resellers to offer competing products or modify their marketing practices.

Our operating expenses may increase. If an increase in our expenses is not accompanied by a corresponding increase in our revenues, our operating results will suffer, particularly as revenues from some of our services are recognized ratably over the term of the service, rather than immediately when the customer pays for them, unlike our sales and marketing expenditures, which are expensed in full when incurred.

Due to all of the above factors, our revenues and operating results are difficult to forecast. Therefore, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely upon them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future periods. If this were to occur, the market price of our common stock would likely decline.

Our operating results have been adversely affected by the current economic downturn, unfavorable market and economic conditions.

The current global economic downturn may have a significant negative impact on demand for our services and our ability to conduct our business. As the economic downturn continues to deepen and spread overseas, these conditions have also negatively impacted our foreign operations. The economic downturn has or may negatively impact, among other things:

- current and future demand for our services, including decreases as a result of reduced spending on information technology and communications by our customers;
- our liquidity;
- our ability to service our debt, to obtain financing or assume new debt obligations;
- our ability to execute on any stock repurchase plans;
- the price of our common stock;
- the ability of our suppliers to continue to fill our orders;
- our customers' continued growth and development of their businesses;
- our ability to obtain payment for outstanding debts owed to us by our customers or other parties with whom we do business; and
- price competition for our products and services.

In addition, to the extent that the economic downturn impacts specific industry sectors in which many of our customers are concentrated, that may further negatively impact our business. If the economic and market conditions in the U.S. and globally do not improve, or if they further deteriorate, we may experience material adverse impacts on our business, operating results and financial position as a consequence of the above factors or otherwise.

Our diversified business structure may result in significant fluctuations of our financial results.

The successful operation of our business depends on numerous factors, many of which are not entirely under our control, including, but not limited to, the following:

- the use of the Internet and other IP networks for e-commerce and communications;
- the extent to which digital certificates and domain names are used for e-commerce or communications;
- growth in demand for our services;
- the competition for any of our services;
- the perceived security of e-commerce and communications over the Internet and other IP networks;
- the perceived security of our services, technology, infrastructure and practices;
- the loss of customers through industry consolidation or customer decisions to deploy in-house or competitor technology and services;
- our continued ability to maintain our current, and enter into additional, strategic relationships;
- our ability to successfully market our services to new and existing customers;
- our success in attracting, integrating, training, retaining and motivating qualified personnel;
- our response to competitive developments;
- the successful introduction of new products and services;

- seasonal reductions in business activity; and
- the successful introduction of enhancements to our services to address new technologies and standards and changing market conditions.

Our international operations subject our business to additional economic risks that could have an adverse impact on our revenues and business.

As of December 31, 2008, we had 959 employees outside the U.S. Expansion into international markets has required and will continue to require significant management attention and resources. We may also need to tailor some of our services for a particular market and to enter into international distribution and operating relationships. We have limited experience in localizing our services and in developing international distribution or operating relationships. We may not succeed in expanding our services into international markets. Failure to do so could harm our business. Moreover, local laws and customs in many countries differ significantly from those in the U.S. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. There can be no assurance that all of our employees, contractors and agents will not take actions in violation of them. Violations of laws or key control policies by our employees, contractors or agents could result in financial reporting problems, fines, penalties, or prohibition on the importation or exportation of our products and could have a material adverse effect on our business. In addition, we face risks inherent in doing business on an international basis, including, among others:

- competition with foreign companies or other domestic companies entering the foreign markets in which we operate;
- differing and uncertain regulatory requirements;
- legal uncertainty regarding liability, enforcing our contracts and compliance with foreign laws;
- export and import restrictions on cryptographic technology and products incorporating that technology;
- tariffs and other trade barriers and restrictions;
- difficulties in staffing and managing foreign operations;
- longer sales and payment cycles;
- problems in collecting accounts receivable;
- currency fluctuations, as our international revenues are not always denominated in U.S. dollars;
- difficulty in repatriating profits to the U.S.;
- potential problems associated with adapting our services to technical conditions existing in different countries;
- the necessity of developing foreign language portals and products for our services;
- difficulty of authenticating customer information for digital certificates and other purposes;
- political instability;
- failure of foreign laws to protect our U.S. proprietary rights adequately;
- more stringent privacy policies in some foreign countries;
- additional vulnerability from terrorist groups targeting U.S. interests abroad;
- seasonal reductions in business activity; and
- potentially adverse tax consequences.

We are exposed to risks faced by financial institutions.

We have entered into hedging transactions with counterparties in the financial services industry which have been adversely impacted by the current economic condition. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. The hedging transactions we have entered into expose us to credit risk in the event of default by one of our counterparties. Despite the risk control measures we have in place, a default by one of our counterparties, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, financial condition and results of operations.

Governmental regulation and the application of existing laws may slow business growth, increase our costs of doing business and create potential liability.

Application of new and existing laws and regulations to the Internet and wireless communications industry can be unclear. The costs of complying or failing to comply with these laws and regulations could limit our ability to operate in our markets, expose us to compliance costs and substantial liability and result in costly and time-consuming litigation.

Foreign, federal or state laws could have an adverse impact on our business. For example, laws designed to restrict the on-line distribution of certain materials deemed harmful to children, on-line gambling and cyber squatting may impose significant additional costs on our business or subject us to additional liabilities.

Due to the nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate Internet transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments could increase the costs of regulatory compliance for us, force us to change our business practices or otherwise materially harm our business.

While we believe we currently have effective internal control over financial reporting, we may identify a material weakness in our internal controls over financial reporting that could cause investors to lose confidence in the reliability of our financial statements and result in a decrease in the value of our securities.

We will continue to evaluate, upgrade and enhance our internal controls. Because of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions, and any projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate. We cannot be certain in future periods that other control deficiencies that may constitute one or more significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified. If we fail to maintain the adequacy of our internal controls, including any failure to implement or difficulty in implementing required new or improved controls, our business and results of operations could be harmed, the results of operations we report could be subject to adjustments, we could fail to be able to provide reasonable assurance as to our financial results or the effectiveness of our internal controls or meet our reporting obligations and there could be a material adverse effect on our business.

We have expended significant resources in connection with our efforts to comply with the requirements of the Sarbanes-Oxley Act. In future periods, we will likely continue to expend substantial amounts in connection with these compliance efforts and with ongoing evaluation of, and improvements and enhancements to, our internal control over financial reporting. These expenditures may make it difficult for us to control or reduce the growth of our general and administrative and other expenses, which could adversely affect our results of operations.

Issues arising from our agreements with ICANN and the DOC could harm our registry business.

The DOC has adopted a plan for the phased transition of its responsibilities for the domain name system to ICANN. As part of this transition, we have entered into agreements with ICANN and the DOC as the exclusive registry of domain names within the *.com* and *.net* generic top-level domains ("gTLDs") and with ICANN with respect to being the exclusive registry for the *.name* gTLD.

We face risks arising from our agreements with ICANN and the DOC and from the planned transition of the DOC's responsibilities for the domain name system to ICANN, including the following:

- ICANN could adopt or promote policies, procedures or programs that are unfavorable to us as the registry operator of the *.com,.net* and *.name* gTLDs, that are inconsistent with our current or future plans, or that affect our competitive position;
- under certain circumstances, ICANN could terminate one or more of our agreements to be the registry for the *.com,.net* or *.name* gTLDs and the DOC could terminate the *.com* Registry Agreement, in which case terminations of the *.com* or *.net* Registry Agreements could have a material adverse impact on our business;
- one or more of the Registry Agreements may not renew when they expire in 2011 (*.net*) and 2012 (*.com* and *.name*), in which case it could have a material adverse effect on our business;
- the DOC's or ICANN's interpretation of provisions of our agreements with either of them could differ from ours;
- the DOC could revoke its recognition of ICANN, as a result of which the DOC could take the place of ICANN for purposes of our agreements with ICANN, and could take actions that are harmful to us and could disrupt current or future business plans;
- the DOC could not renew its agreement with ICANN, in which case there would no longer be DOC oversight;
- ICANN's relationship with the DOC could terminate and another entity could exercise oversight of ICANN;
- the U.S. Government could refuse to transfer certain responsibilities for domain name system administration to ICANN due to security, stability or other reasons, resulting in fragmentation or other instability in domain name system administration; and
- our registry business could face legal or other challenges resulting from our activities or the activities of registrars and registrants.

Challenges to ongoing privatization of Internet administration could harm our Naming Services business.

Risks we face from challenges by third parties, including governmental authorities in the U.S. and other countries, to our role in the ongoing privatization of the Internet include:

- legal, regulatory or other challenges could be brought, including challenges to the agreements governing our relationship with the DOC or ICANN, or to the legal authority underlying the roles and actions of the DOC, ICANN or us;
- the U.S. Congress could take action that is unfavorable to us;
- ICANN could fail to maintain its role, potentially resulting in instability in domain name system administration; and
- some governments and governmental authorities outside the U.S. have in the past disagreed, and may in the future disagree, with the actions, policies or programs of ICANN, the U.S. Government and us relating to the domain name system. These foreign governments or governmental authorities may take actions or adopt policies or programs that are harmful to our business.

As a result of these and other risks, it may be difficult for us to introduce new services in our domain name registry business and we could also be subject to additional restrictions on how this business is conducted.

We may encounter difficulties renewing irrevocable letters of credit provided by customers of our Naming Services business as security for payment of registration fees if we are forced to draw down on such letters of credit to collect payment.

With respect to our Naming Services business, some registrars who register domain names on behalf of their customers utilize irrevocable letters of credit to secure payment for the registration of domain names. In the event that we are unable to obtain payment for the registration of these domain names, we may draw down on the letter of credit. In some cases, withdrawals may be made until we utilize the full amount of the letter of credit, at which point the registrar's ability to process new billable transactions and their agreement may be terminated. If registrars are unwilling or unable to provide new letters of credit once we have drawn down the full amount, we may need to reevaluate our approach for security for payment of registration fees.

We rely on third parties who maintain and control root zone servers and route Internet communications.

We currently administer and operate only two of the thirteen root zone servers. The others are administered and operated by independent operators on a non-regulated basis. Root zone servers are name servers that contain authoritative data for the very top of the DNS hierarchy. These servers have the software and data needed to locate name servers that contain authoritative data for the top-level domains. Because of the importance to the functioning of the Internet of these root zone servers, our Naming Services business could be harmed if these independent operators fail to maintain these servers properly or abandon these servers, which would place additional capacity demands on the two root zone servers we operate.

Further, our Naming Services business could be harmed if any of these volunteer operators fails to include or provide accessibility to the data that it maintains in the root zone servers that it controls. In the event and to the extent that ICANN is authorized to set policy with regard to an authoritative root zone server system, as provided in our registry agreement with ICANN, it is required to ensure that the authoritative root will point to the top-level domain zone servers designated by us. If ICANN does not do this, our business could be harmed.

Changes in customer behavior, either as a result of evolving technologies or user practices, may impact the demand for domain names.

Currently, Internet users navigate to a website either by directly typing in its domain name or through the use of a search engine. If browser or search technologies were to change significantly or if user behavior were to shift away from direct navigation, the demand for domain names could decrease.

Changes in the level of spending on on-line advertising and/or the way that on-line and pay per click advertisers compensate owners of websites could impact the demand for domain names.

Some domain name registrars and registrants seek to generate revenue through advertising on their websites; changes in the way these registrars and registrants are compensated (including changes in methodologies and metrics) by advertisers and advertisement placement networks, such as Google and Yahoo!, could adversely affect the market for those domain names favored by such registrars and registrants resulting in a decrease in demand and/or the renewal rate for those domain names. As a result of the general economic downturn, spending on on-line advertising and marketing may not increase or may be reduced which in turn may result in a decline in the demand for those domain names.

Services offered by our 3IS segment rely on the continued integrity of public key cryptography technology that may be compromised or proven obsolete over time.

Services offered by our 3IS segment depend on public key cryptography technology. With public key cryptography technology, a user is given a public key and a private key, both of which are required to perform encryption and decryption operations. The security afforded by this technology depends on the integrity of a user's private key and ensuring that it is not lost, stolen or otherwise compromised. The integrity of private keys also depends in part on the application of specific mathematical principles known as "factoring." This integrity is predicated on the assumption that the factoring of large numbers into their prime number components is difficult. Should an easy factoring method or other method be developed, the security of encryption products utilizing public key cryptography technology may require significant modifications or would be reduced or eliminated. Furthermore, any significant advance in techniques for attacking cryptographic systems could also render some or all of our existing PKI services obsolete or unmarketable. If improved techniques for attacking cryptographic systems were ever developed, we would likely have to reissue digital certificates to some or all of our customers, which could damage our reputation and brand or otherwise harm our business. In the past there have been public announcements of the successful attack upon cryptographic keys of certain kinds and lengths and of the potential misappropriation of private keys and other activation data. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in our digital certificates. This negative public perception could harm our business.

Undetected or unknown defects in our services could harm our business and future operating results.

Services as complex as those we offer or develop frequently contain undetected defects or errors. Despite testing, defects or errors may occur in our existing or new services, which could result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, tort or warranty claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. The performance of our services could have unforeseen or unknown adverse effects on the networks over which they are delivered as well as on third-party applications and services that utilize our services, which could result in legal claims against us, harming our business. Furthermore, we often provide implementation, customization, consulting and other technical services in connection with the implementation and ongoing maintenance of our services, which typically involves working with sophisticated software, computing and communications systems. Our failure or inability to meet customer expectations in a timely manner could also result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, injury to our reputation and increased costs.

If we encounter system interruptions, we could be exposed to liability and our reputation and business could suffer.

We depend on the uninterrupted operation of our various systems, secure data centers and other computer and communication networks. Our systems and operations are vulnerable to damage or interruption from:

- power loss, transmission cable cuts and other telecommunications failures;
- damage or interruption caused by fire, earthquake, and other natural disasters;
- attack by hackers;
- computer viruses or software defects; and
- physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorist attacks and other events beyond our control.

Most of our systems are located at, and most of our customer information is stored in, our facilities in Mountain View, California and Kawasaki, Japan (both of which are susceptible to earthquakes); Providence, Rhode Island; Dulles, Virginia; Lacey, Washington; Overland Park, Kansas; Melbourne, Australia; London,

England; Berlin, Germany; and Fribourg, Switzerland. Any damage or failure that causes interruptions in any of these facilities or our other computer and communications systems could materially harm our business. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism.

In addition, our ability to issue SSL certificates, our domain name registry services and other of our services depend on the efficient operation of the Internet connections from customers to our secure data centers and from our customers to the shared registration system. These connections depend upon the efficient operation of Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages in the past.

A failure in the operation of our domain name zone servers, the domain name root zone servers, or other events could result in the deletion of one or more domain names from the Internet for a period of time. A failure in the operation of our shared registration system could result in the inability of one or more other registrars to register and maintain domain names for a period of time. A failure in the operation or update of the master database that we maintain could result in the deletion of one or more top-level domains from the Internet and the discontinuation of second-level domain names in those top-level domains for a period of time. Any of these problems or outages could decrease customer satisfaction, harming our business or resulting in adverse publicity that could adversely affect the market's perception of the security of e-commerce and communications over IP networks as well as of the security or reliability of our services.

If we experience security breaches, we could be exposed to liability and our reputation and business could suffer.

We retain certain confidential customer information in our secure data centers and various registration systems. It is critical to our business strategy that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Our domain name registry operations also depend on our ability to maintain our computer and telecommunications equipment in effective working order and to reasonably protect our systems against interruption, and potentially depend on protection by other registrars in the shared registration system. The root zone servers and top-level domain name zone servers that we operate are critical hardware to our registry services operations. Therefore, we may have to expend significant time and money to maintain or increase the security of our facilities and infrastructure. Despite our security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers or similar disruptive problems. It is possible that we may have to expend additional financial and other resources to address such problems. Any physical or electronic break-in or other security breach or compromise of the information stored at our secure data centers and domain name registration systems may jeopardize the security of information stored on our premises or in the computer systems and networks of our customers. In such an event, we could face significant liability, customers could be reluctant to use our services and we could be at risk for loss of various security and standards based compliance certifications needed for certain of our businesses. Such an occurrence could also result in adverse publicity and therefore adversely affect the market's perception of the security of e-commerce and communications over IP networks as well as of the security or reliability of our services.

The reliance of our Communications Services and Content Services on third-party communications infrastructure, hardware and software exposes us to a variety of risks we cannot control.

The success of our Communications Services and Content Services depends on our network infrastructure, including the capacity leased from telecommunications suppliers. In particular, we rely on AT&T, Sprint Nextel Corporation and other telecommunications providers for leased long-haul and local loop transmission capacity. These companies provide the dedicated links that connect our network components to each other and to our customers. Our business also depends upon the capacity, reliability and security of the infrastructure owned by third parties that is used to connect telephone calls. Specifically, we currently lease capacity from regional providers on four of the thirteen mated pairs of SS7 signal transfer points that comprise our network. SS7 is a

network control system comprised of protocols for the interpretation and use of network control and operation signals and the associated hardware and software needed for transmission, reception and interpretation of the signals.

We have no control over the operation, quality or maintenance of a significant portion of that infrastructure or whether or not those third parties will upgrade or improve their equipment. We depend on these companies to maintain the operational integrity of our connections. If one or more of these companies is unable or unwilling to supply or expand its levels of service to us in the future, our operations could be severely interrupted. In addition, rapid changes in the telecommunications industry have led to the merging of many companies. These mergers may cause the availability, pricing and quality of the services we use to vary and could cause the length of time it takes to deliver the services that we use to increase significantly.

Our SS7 Connectivity and Signaling Services rely on links, equipment and software provided to us from our vendors, the most important of which are gateway equipment and software from Tekelec and Agilent Technologies, Inc. We cannot assure you that we will be able to continue to purchase equipment from these vendors on acceptable terms, if at all. If we are unable to maintain current purchasing terms or ensure product availability with these vendors, we may lose customers and experience an increase in costs in seeking alternative suppliers of products and services.

We rely on our intellectual property, and any failure by us to protect, or any misappropriation of, our intellectual property could harm our business.

Our success depends in part on our internally developed technologies and intellectual property. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our trade secrets or other forms of our intellectual property without authorization. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent U.S. law protects these rights in the U.S. In addition, it is possible that others may independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer. Additionally, we have filed patent applications with respect to certain of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S. Patents may not be awarded with respect to these applications and even if such patents are awarded, such patents may not provide us with sufficient protection of our intellectual property. In the future, we may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This type of litigation, regardless of its outcome, could result in substantial costs and diversion of management attention and technical resources.

We also license third-party technology that is used in our products and services to perform key functions. These third-party technology licenses may not continue to be available to us on commercially reasonable terms or at all. Our business would suffer if we lost the rights to use certain of these technologies. Additionally, another party could claim that the licensed software infringes a patent or other proprietary right. Litigation between the licensor and a third-party or between us and a third-party could lead to royalty obligations for which we are not indemnified or for which indemnification is insufficient, or we may not be able to obtain any additional license on commercially reasonable terms or at all. The loss of or our inability to obtain or maintain, any of these technology licenses could harm our business.

We rely on the strength of our VeriSign brand to differentiate ourselves in the marketing of our products, particularly with respect to our SSL certificates. Dilution of our brand could harm our business.

We could become subject to claims of infringement of intellectual property of others, which could be costly to defend and which could harm our business.

Claims relating to infringement of intellectual property of others or other similar claims have been made against us in the past and could be made against us in the future. In addition, we provide links to news content as

part of our RTP Services. It is possible that we could become subject to additional claims for infringement of the intellectual property of third parties. Any claims, with or without merit, could be time consuming, result in costly litigation and diversion of technical and management personnel attention, cause delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms or at all. If a successful claim of infringement were made against us, we could be required to pay damages or have portions of our business enjoined. If we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be harmed.

In addition, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Because of the growth of the Internet and Internet-related businesses, patent applications are continuously being filed in connection with Internet-related technology. There is a significant number of U.S. and foreign patents and patent applications in our areas of interest, and we believe that there has been, and is likely to continue to be, significant litigation in the industry regarding patent and other intellectual property rights.

We must establish and maintain strategic, channel and other relationships.

One of our significant business strategies has been to enter into strategic or other similar collaborative relationships in order to reach a larger customer base than we could reach through our direct sales and marketing efforts. We may need to enter into additional relationships to execute our business plan. We may not be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms, and, in addition, our ability to enter into or maintain strategic relationships may be impacted by our divestiture plan. If we fail to enter into additional relationships, we would have to devote substantially more resources to the distribution, sale and marketing of our information and security services than we would otherwise.

Our success in obtaining results from these relationships will depend both on the ultimate success of the other parties to these relationships and on the ability of these parties to market our services successfully.

Furthermore, our ability to achieve future growth also depends on our ability to continue to establish direct seller channels and to develop multiple distribution channels. In addition, any changes by our channel partners to their existing marketing strategies could have a material adverse effect on our business. Failure of one or more of our strategic or channel relationships to result in the development and maintenance of a market for our services could harm our business. If we are unable to maintain our relationships or to enter into additional relationships, this could harm our business.

Failure of VeriSign Affiliates to follow our security and trust practices or to maintain the privacy or security of confidential customer information could have an adverse impact on our revenues and business.

We have licensed to VeriSign Affiliates our Processing Center platform, which is designed to replicate our own secure data centers and allows the VeriSign Affiliate to offer back-end processing of PKI services for enterprises in the regions in which the Affiliate operates. The VeriSign Processing Center platform provides a VeriSign Affiliate with the knowledge and technology to offer PKI services similar to those offered by us. It is critical to our business strategy that the facilities and infrastructure used in issuing and marketing digital certificates remain secure and we are perceived by the marketplace to be secure. Although we provide the VeriSign Affiliate with training in security and trust practices, network management and customer service and support, these practices are performed by the VeriSign Affiliate and are outside of our control. Any failure of a VeriSign Affiliate to maintain the privacy or security of confidential customer information could result in negative publicity and therefore adversely affect the market's perception of the security of our services as well as the security of e-commerce and communication over IP networks generally.

Our VeriSign Identity Protection service depends in part on the acceptance of our services.

The future growth of our VIP services, which form a part of our IAS business, depends in part on the commercial success and acceptance, and reliability of our VIP services. Our VIP services will suffer if our target customers do not use our VIP services. Our future financial performance will also depend on the successful development, introduction and customer acceptance of new and enhanced VIP services. We are not certain that our target customers will choose our VIP services or continue to use our VIP services once adopted.

Many of our target markets are evolving, and if these markets fail to develop or if our products and services are not widely accepted in these markets, our business could suffer.

We target our 3IS segment at the market for trusted and secure e-commerce and communications over IP and other networks. Our Naming Services business is developing managed services in emerging markets that involve naming and directory services other than registry and related infrastructure services. These emerging markets are rapidly evolving, may never gain wide acceptance and may not grow. Even if these markets grow, our services may not be widely accepted. Accordingly, the demand for our services in these markets is very uncertain. The factors that may affect market acceptance of our services in these markets include the following:

- market acceptance of products and services based upon technologies other than those we use;
- public perception of the security of our technologies and of IP and other networks;
- the introduction and consumer acceptance of new generations of mobile handsets;
- demand for supply chain information services, including acceptance of the EPCglobal Network;
- the ability of the Internet infrastructure to accommodate increased levels of usage; and
- government regulations affecting e-commerce and communications over IP networks.

If the market for e-commerce and communications over IP and other networks does not grow or these services are not widely accepted in the market, our business would be materially harmed.

We depend on key personnel to manage our business effectively and may not be successful in attracting and retaining such personnel.

We depend on the performance of our senior management team and other key employees, including key employees in the businesses we intend to divest. Our success also depends on our ability to attract, integrate, train, retain (particularly with respect to key employees in the businesses we intend to divest) and motivate these individuals and additional highly skilled technical and sales and marketing personnel, both in the U.S. and abroad.

All of the members of our senior management team and other key employees are at-will employees and we do not maintain key person life insurance for any of our senior management team members or key employees. The loss of the services of any of our senior management team or other key employees, including key employees in the businesses we intend to divest, or failure to attract, integrate, train, retain and motivate additional key employees could harm our business.

We recently experienced changes in our senior management team, and we may face difficulty in attracting and retaining permanent, qualified leadership personnel.

During the second quarter of 2008, we appointed D. James Bidzos, our Chairman of the Board, as President, Chief Executive Officer and Executive Chairman, on an interim basis, and Brian G. Robins, our Senior Vice President, Finance, to acting Chief Financial Officer. In the first quarter of 2009, we appointed Mark D. McLaughlin as our President and Chief Operating Officer. The search for permanent replacements to fill the remaining positions may be a distraction to our interim executives, senior management, business partners, and

customers, and, although we believe we have taken appropriate measures to address the impact of these changes, there is a risk that such changes may impair our ability to meet our business objectives. During the period of transition following the appointment of an executive, there may be operational inefficiencies as our new management team becomes familiar with our business and operations. We cannot provide you with any assurance that the search for any permanent replacements will be successful, and if we cannot recruit (or experience delays in recruiting) qualified permanent replacements for any such positions, our business may suffer.

Compliance with rules and regulations concerning corporate governance is costly and could harm our business.

Ongoing compliance with the corporate governance requirements of the Sarbanes-Oxley Act and the NASDAQ Stock Market has increased the scope, complexity and cost of our corporate governance, reporting and disclosure practices, and our compliance efforts have required significant management attention. It is more difficult and more expensive for us to obtain director and officer liability insurance, and we have been required to accept reduced coverage and incur substantially higher costs to obtain the reduced level of coverage. Further, our board members, chief executive officer and chief financial officer face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business.

We have anti-takeover protections that may discourage, delay or prevent a change in control that could benefit our stockholders.

Our amended and restated Certificate of Incorporation and Bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

- our stockholders may take action only at a duly called meeting and not by written consent;
- special meetings of our stockholders may be called only by the chief executive officer, the president or our Board of Directors, and cannot be called by our stockholders;
- our board must be given advance notice regarding stockholder-sponsored proposals for consideration at annual meetings and for stockholder nominations for the election of directors;
- vacancies on our Board of Directors can be filled until the next annual meeting of stockholders by majority vote of the members of the Corporate Governance and Nominating Committee or a majority of directors then in office if no such committee exists or a sole remaining director; and
- our Board of Directors has the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

VeriSign has also adopted a stockholder rights plan that may discourage, delay or prevent a change of control or the acquisition of a substantial bloc of our common stock and may make any future unsolicited acquisition attempt more difficult. Under the rights plan:

- The rights will generally become exercisable if a person or group acquires 20% or more of VeriSign's outstanding common stock (unless such transaction is approved by our Board of Directors) and thus becomes an "acquiring person."
- Each right, when exercisable, will entitle the holder, other than the "acquiring person," to acquire shares of VeriSign's common stock at a 50% discount to the then-prevailing market price.
- As a result, the rights plan will cause substantial dilution to a person or group that becomes an "acquiring person" on terms that our Board of Directors does not believe are in our best interests and those of our stockholders and may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares.

In addition, Section 203 of the General Corporation Law of Delaware prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless in the same transaction the interested stockholder acquired 85% ownership of our voting stock (excluding certain shares) or the business combination is approved in a prescribed manner. Section 203 therefore may impact the ability of an acquirer to complete an acquisition of us after a successful tender offer and accordingly could discourage, delay or prevent an acquirer from making an unsolicited offer without the approval of our Board of Directors.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are subject to audit by various tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, an adverse effect on our income tax provision and net income in the period or periods for which that determination is made could result.

Risks relating to the competitive environment in which we operate

The business environment is highly competitive and, if we do not compete effectively, we may suffer price reductions, reduced gross margins and loss of market share.

General: Several of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do and therefore may be able to respond more quickly than we can to new or changing opportunities, technologies, standards and customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products or services directly to customers through bundling or other means. If such competitors were to bundle competing products or services for their customers, the demand for our products and services might be substantially reduced and the ability to distribute our products successfully and the utilization of our services would be substantially diminished.

New technologies and the expansion of existing technologies may increase competitive pressure. We cannot assure you that competing technologies developed by others or the emergence of new industry standards will not adversely affect our competitive position or render our security services or technologies noncompetitive or obsolete. In addition, our markets are characterized by announcements of collaborative relationships involving our competitors. The existence or announcement of any such relationships could adversely affect our ability to attract and retain customers. As a result of the foregoing and other factors, we may not be able to compete effectively with current or future competitors, and competitive pressures that we face could materially harm our business.

Competition in Naming Services: We face competition in the domain name registry space from other gTLD and ccTLD registries that are competing for the business of entities and individuals that are seeking to establish a Web presence, including registries offering services related to the *.info, .org, .mobi, .biz, .pro, .aero, .museum* and *.coop* gTLDs and registries offering services related to ccTLDs. ICANN currently has registry agreements with 14 registries for the operation of 16 gTLDs. In addition, there are over 240 ccTLD registries.

We also face competition from service providers that offer outsourced domain name registration, resolutions and other DNS services to organizations that require a reliable and scalable infrastructure. Among the competitors are UltraDNS, NeuLevel and Afilias.

In addition, to the extent end-users navigate using search engines as opposed to direct navigation, we may face competition from search engine operators such as Google and Yahoo!.

Additional competition to our business may arise from the upcoming introduction of new Internationalized Domain Name TLDs ("IDN TLDs") and new gTLDs by ICANN. These new domain extensions could become available by the third quarter of 2009 in the form of translations or transliterated versions of the .com and .net TLD and by the last quarter of 2009 in the form of new gTLDs. We do not yet know the impact, if any, these new domain extensions may have on our business, but the increase of name availability in the marketplace could introduce new choices for end-users as well as create end-user confusion around brand preference, which could have a material adverse effect on our business. While we may apply for one or more of these new domain extensions, there is no certainty that we will ultimately be successful and even if we are successful in obtaining one or more of these new domain extensions, there is no guarantee that such extensions will be any more successful than the domain name extensions obtained by our competitors.

Competition in SSL Certificate Services and IAS: Our SSL Certificate Services and IAS are targeted at the rapidly evolving market for Internet security services, including network security, authentication and validation, which enable secure e-commerce and communications over wireline and wireless IP networks. The market for SSL Certificate Services and IAS is intensely competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities of industry participants.

Principal competitors generally fall within one of the following categories: (1) companies such as RSA, the security division of EMC, and Entrust Technologies, which offer software applications and related digital certificate products that customers operate themselves; (2) companies such as Digital Signature Trust Company (a subsidiary of Identrus) that primarily offer digital certificate and certification authority-related services; (3) companies focused on providing a bundled offering of products and services; and (4) companies offering competing SSL certificate and other security services, including domain name registrars. We also experience competition from a number of smaller companies, and we believe that our primary long-term competitors may not yet have entered the market. Furthermore, AOL and Microsoft have introduced software products that enable the issuance and management of digital certificates, and we believe that other companies could introduce similar products.

In addition, browser companies that embed our interface technologies or otherwise feature them as a provider of digital certificate products and services in their Web browsers or on their websites could also promote products and services of our competitors or charge us substantial fees for promotions in the future.

Competition in Managed Security Services: Security services and product firms, telecommunications companies, and consulting companies or professional services groups of other companies with Internet expertise are current or potential competitors to our managed security services. These companies include large systems integrators and consulting firms, such as Accenture and IBM Global Services, security product companies, such as Symantec, and telecommunications providers, such as Verizon Business and BT Counterpane.

Competition in Communications Services: The market for communications services is extremely competitive and subject to significant pricing pressure. Competition in this area arises from two primary sources. Incumbent carriers provide competing in-house services in their respective regions. In addition, we face direct competition from national, unregulated companies, including Syniverse Technologies, Telcordia, NeuStar and other carriers such as Southern New England Telephone Diversified Group, a unit of AT&T. Furthermore, customers are increasingly likely to deploy internally developed communications technologies and services which may reduce the demand for technologies and services from third party providers, such as VeriSign, and further increase competitive pricing pressures.

Competition in Commerce Services: Our wireless billing and payment services are also subject to competition from providers such as Comverse, Amdocs, Convergys Corporation and Boston Communications

Group. We are also aware of major Internet service providers, software developers and smaller entrepreneurial companies that are or may in the future be focusing significant resources on developing and marketing products and services that may compete directly with ours. Furthermore, customers are increasingly likely to deploy internally developed communications technologies and services which may reduce the demand for technologies and services from third-party providers such as VeriSign and further increase competitive pricing pressures.

Competition in Content Services: The market for content services is extremely competitive. Competitors include developers of content and entertainment products and services in a variety of domestic and international markets, such as Infospace, Itouch, Arvato mobile, Monstermob, and Motricity. This business also faces competition from mobile network operators such as Cingular, Verizon Wireless, Sprint Nextel Corporation, T-Mobile, Vodafone, O2, Orange, E-Plus and Telefónica, as well as Internet portal operators such as Yahoo!, AOL, T-Online and Google. Additional competitors are handset manufacturers such as Nokia and software providers such as Microsoft and Apple. As the market for wireless data, including information and entertainment data, matures, new categories of competitors, such as mobile phone companies, broadcasters, music publishers, other content providers or others have begun to develop competing products or services.

Competition in Real-Time Publishing Services: We face competition from various smaller companies providing similar services.

Our inability to react to changes in our industry and successfully introduce new products and services could harm our business.

The Internet and communications network services industries are characterized by rapid technological change and frequent new product and service announcements which require us continually to improve the performance, features and reliability of our services, particularly in response to competitive offerings. In order to remain competitive and retain our market share, we must continually improve our access technology and software, support the latest transmission technologies, and adapt our products and services to changing market conditions and customer preferences. We cannot assure you that we will be able to adapt to these challenges or respond successfully or in a cost effective way to adequately meet them. Our failure to do so would adversely affect our ability to compete and retain customers or market share.

Risks related to our divestiture plan

We may face difficulties and incur costs associated with our divestiture plan and our financial condition, results of operations or cash flows could be adversely affected.

Until the divestitures are complete, we will experience additional risks, including, but not limited to the disruption of our business and the potential loss of key employees; difficulties separating operations, services, products and personnel; and the potential damage to relationships with our existing customers.

For example, our divestiture plan requires a substantial amount of management, administrative and operational resources. These demands may distract our employees from the day-to-day operation of VeriSign's core businesses.

There is also risk that we may incur additional charges associated with an impairment of a portion of goodwill and other intangible assets due to changes in market conditions for acquisitions and dispositions. Under generally accepted accounting principles, we are required to evaluate goodwill for impairment on an annual basis, and to re-evaluate goodwill and to evaluate other intangible assets as events or circumstances indicate that such assets may be impaired. Further, we are likely to incur income statement charges to complete the divestiture plan, which could be material.

If we are unable to successfully address any of these risks for future dispositions, our financial condition, results of operations or cash flows could be adversely affected.

We may be unable to achieve some or all of the benefits we expect from the divestiture plan and such benefits may be delayed or not occur at all.

We may not be able to achieve the full strategic and financial benefits we expect from the divestiture of VeriSign's non-core businesses. For example, we have encountered and may continue to encounter difficulties identifying buyers for certain businesses or be unable to sell businesses identified for divestiture, and there can be no assurance that analysts and investors will place greater value on VeriSign following the divestiture plan than the value placed on us pre-divestiture.

In addition, there is no guarantee that the planned divestitures will occur or will not be further delayed. Completion of the divestiture plan is subject to a number of factors, including:

- business, political and economic conditions in the U.S. and in other countries in which the Company currently operates;
- governmental regulations and policies, actions and approvals of regulatory bodies;
- the operating performance of the Company or the businesses or assets offered for sale;
- identification of buyers and negotiation of sale agreements;
- the willingness of buyers to assume certain liabilities associated with the businesses or assets offered for sale;
- our ability to identify and separate the assets associated with the businesses offered for sale from the core businesses we choose to retain; and
- the availability of financing or other sources of funding to buyers under reasonable terms and conditions.

In the third quarter of 2008, management determined that due in large part to the downturn in the economy and the condition of the credit markets, the divestiture plan would take longer than originally expected. Buyers continue to be more conservative, which makes it more difficult to consummate dispositions and has required some modifications to our original approach to individual dispositions. For example, some potential buyers have asked for more detailed financial information than we originally anticipated, which has increased the time and expense required to conduct the sale process. In addition, the condition in the credit markets has limited sources of financing for potential purchasers, which has affected the number of proposals we have received and prospective buyers' ability to borrow the funds necessary to complete the purchase of our businesses being divested which has impacted the number of divestitures we have been successful in completing. These developments are having an adverse effect on the timing and our chances of completing the divesture plan.

We may be adversely affected under certain covenants in our credit facility.

The Credit Agreement governing our $500.0 million credit facility (the "Facility") contains a negative covenant that limits our ability to sell assets and freely deploy the proceeds we receive from such sales, subject to exceptions based on the size and timing of the sales. Therefore, depending on the size and timing of any dispositions that we decide to pursue as part of our divestiture plan, we may find it necessary to seek an amendment to our Credit Agreement or to structure the sales in a manner that complies with the covenant but that is potentially less favorable to the Company than would otherwise be the case. There can be no guarantee that we will be successful in obtaining any such amendment on acceptable terms or at all or be able to structure potential dispositions accordingly. The Facility and Credit Agreement are described in Note 9, "Credit Facility," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

We continue to be responsible for a portion of our contingent and other corporate liabilities following the divestiture of certain businesses.

Under the agreements reached with buyers for certain businesses divested under the divestiture plan, we remain liable for certain contingent and corporate liabilities. In addition, it is possible that we may enter into agreements with similar contingent and corporate liabilities in connection with future businesses we may divest.

There is a possibility that we will incur costs and expenses associated with the management of these contingent and other corporate liabilities. These contingent and other corporate liabilities could potentially relate to consolidated securities litigation, as well as actions brought by third parties as a result of the divestiture plan. Where responsibility for such liabilities is to be shared with the buyer, it is possible that the buyer or another party may be in default for payments for which they are responsible, obligating us to pay amounts in excess of our agreed-upon share of the assumed obligations.

Following the divestiture of certain businesses, our ability to compete in certain market sectors is restricted.

Under the agreements reached with buyers for certain businesses divested under the divestiture plan, we are restricted from competing, either directly or indirectly, with those businesses or from entering certain market sectors for a defined period of time pursuant to negotiated non-compete arrangements. We expect that the Company will be subject to similar restrictions with respect to other businesses as they are divested.

Risks related to our securities

We have a considerable number of common shares subject to future issuance.

As of December 31, 2008, we had one billion authorized common shares, of which 191.5 million shares were outstanding. In addition, of our authorized common shares, 38.7 million common shares were reserved for issuance pursuant to outstanding employee stock option and employee stock purchase plans ("Equity Plans"), and 36.4 million shares were reserved for issuance upon conversion of the 3.25% junior subordinated convertible debentures, due 2037 (the "Convertible Debentures"). As a result, we keep substantial amounts of our common stock available for issuance upon exercise or settlement of equity awards outstanding under our Equity Plans and/or the conversion of Convertible Debentures into our common stock. Issuance of all or a large portion of such shares would be dilutive to existing security holders, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

Our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.

As a result of the sale of the Convertible Debentures, we have a substantial amount of long term debt outstanding. In addition to the Convertible Debentures, we have a Facility with a borrowing capacity of $500.0 million. As of December 31, 2008, we had no outstanding borrowings under the Facility and we had utilized $1.4 million of the $50.0 million limit for outstanding letters of credit. The availability of borrowing capacity under the Facility allows us immediate access to working capital if we identify opportunities for the use of this cash. Our maintenance of substantial levels of debt could adversely affect our flexibility to take advantage of corporate opportunities and could adversely affect our financial condition and results of operations. The Facility is described in Note 9, "Credit Facility," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

We may not have the ability to repurchase the Convertible Debentures in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of Convertible Debentures, as required by the indenture governing the Convertible Debentures.

Holders of our outstanding Convertible Debentures will have the right to require us to repurchase the Convertible Debentures upon the occurrence of a fundamental change as defined in the Indenture dated as of August 20, 2007 (the "Indenture") between the Company and U.S. Bank National Association, as Trustee. Although we currently intend to settle the principal amount of the Convertible Debentures in cash as required under the Indenture, we may not have sufficient funds to repurchase the Convertible Debentures in cash or have the ability to arrange necessary financing on acceptable terms or at all. In addition, upon conversion of the

Convertible Debentures, we will be required to make cash payments to the holders of the Convertible Debentures equal to the lesser of the principal amount of the Convertible Debentures being converted and the conversion value (as defined in the Indenture) of those debentures. Such payments could be significant, and we may not have sufficient funds to make them at such time.

A fundamental change may also constitute an event of default or prepayment under, or result in the acceleration of the maturity of, our then-existing indebtedness. Our ability to repurchase the Convertible Debentures in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the Convertible Debentures or pay cash in respect of conversions when required would result in an event of default with respect to the Convertible Debentures.

While we currently have the intent and ability to settle the principal in cash, if we conclude that we no longer have the ability, in the future, we will be required to change our accounting policy for earnings per share from the treasury stock method to the if-converted method.

There may be potential new accounting pronouncements or regulatory rulings which may have an impact on our future financial position and results of operations.

For example, in May 2008, the FASB issued FSP APB 14-1, "*Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement),*" that will significantly affect the accounting for convertible debt, including our Convertible Debentures. The FSP specifies that issuers of convertible debt instruments should separately account for the liability (debt) and equity (conversion option) components of such instruments in a manner that reflects the issuer's non-convertible debt borrowing rate. In applying this FSP, the FASB emphasized that the FSP will be applied to the terms of the instruments as they existed for the time periods they existed, therefore, the application of the FSP will be applied retrospectively to all periods presented. The FSP is effective for fiscal years beginning after December 15, 2008, and will be adopted by us in the first quarter of fiscal 2009. Although FSP APB 14-1 will have no impact on our actual past or future cash flows, it will require us to record a significant amount of non-cash interest expense for fiscal 2007 through fiscal 2037 as the debt discount is amortized, assuming the Convertible Debentures will be settled upon maturity in 2037, associated with a significant reduction in our Convertible Debentures balance along with a corresponding increase in our stockholders' equity as of December 31, 2007 and 2008. In addition, if our Convertible Debentures are redeemed or converted prior to maturity, any unamortized debt discount would result in a loss on extinguishment. As a result, there could be a material adverse impact on our results of operations and earnings per share. These impacts could adversely affect the trading price of our common stock and in turn negatively impact the trading price of the Convertible Debentures.

Certain other risks

The following risks are primarily related to businesses we expect to divest as part of our divestiture plan. Until our divestiture plan is complete, any one or more of these risks could have a significant impact on our financial condition, results of operations or cash flows. In addition, the materialization of any one or more of these risks could affect the timing of future dispositions, the price at which we dispose our businesses or whether we are able to dispose our businesses at all.

Our Communications Services business depends in part on the acceptance of our SS7 network and the telecommunications industry's continuing use of SS7 technology.

Our future growth in our Communications Services business depends, in part, on the commercial success and reliability of our SS7 network. Our Communications Services business will suffer if our target customers do not use our SS7 network. Our future financial performance will also depend on the successful development, introduction and customer acceptance of new and enhanced SS7-based services. We are not certain that our target customers will choose our particular SS7 network solution or continue to use our SS7 network.

The inability of our customers to successfully implement our signaling and network services with their existing systems could adversely affect our business.

Significant technical challenges exist in our signaling and network services business because many of our customers:

- purchase and implement SS7 network services in phases;
- deploy SS7 connectivity across a variety of telecommunication switches and routes; and
- integrate our SS7 network with a number of legacy systems, third-party software applications and engineering tools.

Customer implementation currently requires participation by our order management and our engineering and operations groups, each of which has limited resources. Some customers may also require us to develop costly customized features or capabilities, which increases our costs and consumes a disproportionate share of our limited customer service and support resources. Also, we typically charge one-time fees for initially connecting a customer to our SS7 network and a monthly recurring flat rate fee after the connection is established. If new or existing customers have difficulty deploying our products or require significant amounts of our engineering service support, we may experience reduced operating margins. Our customers' ability to deploy our network services to their own customers and integrate them successfully within their systems depends on our customers' capabilities and the complexity involved. Difficulty in deploying those services could reduce our operating margins due to increased customer support and could cause potential delays in recognizing revenues until the services are implemented.

Our failure to achieve or sustain market acceptance of our Communications Services at desired pricing levels and industry consolidation could adversely impact our revenues and cash flow.

The telecommunications industry is characterized by significant price competition. Competition and industry consolidation in the communications services market could result in significant pricing pressure and an erosion of our market share. Pricing pressure from competition could cause large reductions in the selling price of our services. For example, our competitors may provide customers with reduced communications costs for Internet access or private network services, reducing the overall cost of services and significantly increasing pricing pressures on us. We would need to offset the effects of any price reductions by increasing the number of our customers, generating higher revenues from enhanced services or reducing our costs, and we may not be able to do so successfully. We believe that the business of providing network connectivity and related network services will see increased consolidation in the future. Consolidation could decrease selling prices and increase competition in these industries, which could erode our market share, revenues and operating margins in our communications services business. Furthermore, customers may choose to deploy internally developed communications technologies and services thereby reducing the demand for technologies and services we offer which could harm our business.

Our Content Services business depends on agreements with many different third parties, including wireless carriers and content providers. If these agreements are terminated or not renewed, or are amended to require us to change the way our Content Services are offered to customers, our business could be harmed.

Our Content Services business depends on our ability to enter into and maintain agreements with many different third parties including wireless carriers and other mobile phone service providers, upon which this business is highly dependent for billing its customers.

These agreements are typically for a short term, or are otherwise terminable upon short notice, and in the case of agreements with carriers, other mobile phone service providers and content developers, are nonexclusive. If these third parties reduce their commitment to us, terminate their agreements with us or enter into similar agreements with our competitors, our Content Services business could be materially harmed.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Mountain View, California. We have administrative, sales, marketing, research and development and operations facilities located in the U.S., Canada, Brazil, Europe, Asia, Australia and South Africa. As of December 31, 2008, we owned approximately 357,000 square feet of space, which includes a certain part of our headquarters complex in Mountain View, California, and facilities in Savannah, Georgia; Lacey, Washington; and New Castle, Delaware. In June 2008, we sold certain land and buildings involving approximately 159,000 square feet of our Mountain View headquarters. We entered into a lease agreement with the purchaser of this property. The lease has an initial term that expires on December 31, 2010, with an option to extend the lease for five years from the date of expiration of the initial term. Our Lacey, Washington facility, totaling 67,000 square feet, which is being used for our Communications Services business, has been classified as an asset held for sale. See Note 4, "Assets Held for Sale and Discontinued Operations," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information about our assets held for sale. As of December 31, 2008, we leased approximately 972,000 square feet of space, primarily in the U.S. and to a lesser extent, in Europe and the Asia Pacific. Our facilities are under lease agreements that expire at various dates through 2017. We believe that our existing facilities are well maintained and in good operating condition, and are sufficient for our needs for the foreseeable future. The following table lists our major locations and primary use for continuing operations:

Major Locations	Approximate Square Footage	Use
United States:		
Mountain View, California	290,000	Corporate Headquarters; Internet, Infrastructure and Identity Services; Other Services; and Corporate Services
Dulles, Virginia	237,000	Internet, Infrastructure and Identity Services; and Corporate Services
New Castle, Delaware	105,000	Internet, Infrastructure and Identity Services
Europe/Middle East/Africa:		
Cape Town, South Africa	19,000	Internet, Infrastructure and Identity Services
Geneva, Switzerland	17,000	European Corporate Headquarters; and Internet, Infrastructure and Identity Services
Asia Pacific/Japan:		
Bangalore, India	67,000	Corporate Services
Melbourne, Austrailia	16,000	Internet, Infrastructure and Identity Services
Tokyo, Japan	15,000	VeriSign Japan Headquarters

We are committed to vacate properties, in the U.S and internationally, in accordance with our 2007 and 2008 restructuring plans (collectively the "Plans"). At December 31, 2008, on a worldwide basis related to the Plans, we had an aggregate of approximately 139,000 square feet that was vacant and in restructuring, which is not included in the table above. See Note 5, "Restructuring, Impairments and Other Charges (Reversals), Net," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information about the Plans. At December 31, 2008, approximately 89,000 square feet, which includes our Savannah, Georgia facility, is being subleased to third parties, which is not included in the table above.

ITEM 3. LEGAL PROCEEDINGS

On September 7, 2001, NetMoneyIN, an Arizona corporation, filed a complaint alleging patent infringement against us and several other previously-named defendants in the U.S. District Court for the District of Arizona asserting infringement of certain patents. The complaint alleged that our Payflow payment products and services directly infringe certain claims of NetMoneyIN's three patents and requested the Court to enter judgment in favor of NetMoneyIN, a permanent injunction against the defendants' alleged infringing activities, an order requiring defendants to provide an accounting for NetMoneyIN's damages, to pay NetMoneyIN such damages and three times that amount for any willful infringers, and an order awarding NetMoneyIN attorney fees and costs. NetMoneyIN has withdrawn its allegations of infringement of one of the patents and the Court has dismissed with prejudice all claims of infringement of such patent. In its ruling on the claim construction issues, the Court found some of the claims asserted against us to be valid. NetMoneyIN may file an appeal after a final judgment seeking to overturn this ruling. Only one claim remains in the case. On July 13, 2007, the Court issued an order granting summary judgment in favor of us based on the Court's finding that such claim is invalid, and denying all other pending dispositive motions. On August 29, 2007, plaintiff filed a Notice of Appeal. On September 19, 2007, the U.S. Court of Appeals for the Federal Circuit docketed the appeal. On October 20, 2008, the appellate court issued a decision that affirmed in part and reversed in part the summary judgment order and remanded the case for further proceedings in the trial court. While we cannot predict the outcome of this lawsuit, we believe that the allegations are without merit.

On April 11, 2005, Prism Technologies, LLC filed a complaint against us in the U.S. District Court for the District of Delaware alleging that our "Go Secure" suite of applications and related hardware and software products and our unified authentication solution and related hardware and software products, including the VeriSign Identity Protection ("VIP") product infringe U.S. Patent No. 6,516,416, entitled "Subscription Access System for Use With an Untrusted Network." Prism Technologies seeks judgment in favor of Prism Technologies, a permanent injunction from infringement, damages in an amount not less than a reasonable royalty, attorneys' fees and costs. On April 2, 2007, the Court issued a ruling from the claim construction hearing. On April 13, 2007, the Court granted Defendants' Motion for Leave to File Amended Answers and Counterclaims to add an inequitable conduct defense. On April 23, 2007, on the basis of the claim construction ruling, the Court entered a stipulated Final Judgment of Non-Infringement, dismissing all claims and counterclaims in the case. On April 27, 2007, Plaintiff filed a Notice of Appeal. On February 5, 2008, the U.S. Court of Appeals for the Federal Circuit affirmed the district court's claim construction ruling and dismissal in our favor. On December 19, 2008, the parties resolved our appeal of a post judgment motion together with the Prism matter described below.

On July 6, 2006, a stockholder derivative complaint (Parnes v. Bidzos, et al., and VeriSign) was filed against us in the U.S. District Court for the Northern District of California, as a nominal defendant, and certain of its current and former directors and executive officers related to certain historical stock option grants. The complaint seeks unspecified damages on behalf of us, constructive trust and other equitable relief. Two other derivative actions were filed, one in the U.S. District Court for the Northern District of California (Port Authority v. Bidzos, et al., and VeriSign), and one in the Superior Court of the State of California, Santa Clara County (Port Authority v. Bidzos, et al., and VeriSign) on August 14, 2006. The state court derivative actions are stayed pending resolution of the federal action. We are named as a nominal defendant in these actions. The federal actions have been consolidated and plaintiffs filed a consolidated complaint on November 20, 2006. Motions to dismiss the consolidated federal court complaint were heard on May 23, 2007. Those motions were granted on September 14, 2007. On November 16, 2007, a second amended shareholder derivative complaint was filed in the federal action wherein we were again named as a nominal defendant. By stipulation and Court order, our obligation to respond to the second amended shareholder derivative complaint has been continued pending informal efforts by the parties to resolve the action.

On May 15, 2007, a putative class action (Mykityshyn v. Bidzos, et al., and VeriSign) was filed in Superior Court for the State of California, Santa Clara County, naming us and certain current and former officers and directors, alleging false representations and disclosure failures regarding certain historical stock option grants.

The plaintiff purports to represent all individuals who owned our common stock between April 3, 2002, and August 9, 2006. The complaint seeks rescission of amendments to the 1998 and 2006 Option Plans and the cancellation of shares added to the 1998 Option Plan. The complaint also seeks to enjoin us from granting any stock options and from allowing the exercise of any currently outstanding options granted under the 1998 and 2006 Option Plans. The complaint seeks an unspecified amount of compensatory damages, costs and attorneys fees. The identical case was filed in the Superior Court for the State of California, Santa Clara County under a separate name (Pace. v. Bidzos, et al., and VeriSign) on June 19, 2007, and on October 3, 2007 (Mehdian v. Bidzos, et al.). On December 3, 2007, a consolidated complaint was filed in Superior Court for the State of California, Santa Clara County. VeriSign and the individual defendants dispute all of these claims. Defendants' collective pleading challenges to the putative consolidated class action complaint were granted with leave to amend in August 2008. By stipulation and Court order, plaintiff's obligation to file an amended consolidated class action complaint has been continued pending informal efforts by the parties to resolve the action.

On November 7, 2006, a judgment was entered against us by a trial court in Terni, Italy in the matter of Penco v. VeriSign, Inc. in the amount of Euro 5.8 million plus fees arising from a lawsuit brought by a former consultant who claimed to be owed commissions. We were granted a stay on execution of the judgment and we filed an appeal. On July 9, 2008, the appellate court rejected all of plaintiff's claims. The period in which the plaintiff may file an appeal of the appellate court ruling should lapse in the first quarter of 2009.

On May 31, 2007, plaintiffs Karen Herbert, et al., on behalf of themselves and a nationwide class of consumers ("*Herbert*"), filed a complaint against VeriSign, m-Qube, Inc., and other defendants alleging that defendants collectively operate an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "Deal or No Deal" to incur premium text message charges in order to participate in an interactive television promotion called "Lucky Case Game." The lawsuit is pending in the U.S. District Court for the Central District of California, Western Division. On June 5, 2007, plaintiffs Cheryl Bentley, et al., on behalf of themselves and a nationwide class of consumers ("*Bentley*"), filed a complaint against VeriSign, m-Qube, Inc., and other defendants alleging that defendants collectively operate an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "The Apprentice" to incur premium text message charges in order to participate in an interactive television promotion called "Get Rich With Trump." The Bentley matter is currently stayed. A motion to dismiss ruling in Herbert is on appeal in the U.S. Court of Appeals for the Ninth Circuit. While we cannot predict the outcome of any of these matters, we believe that the allegations in each of them are without merit and intend to vigorously defend against them.

On April 30, 2008, Prism Technologies LLC filed a complaint against us in the U.S. District Court for the District of Nebraska alleging that our manufacture, sale and use of "security certificates" infringes a U.S. patent. On December 19, 2008, the parties resolved this matter along with the additional Prism matter described above. This matter has been dismissed with prejudice as to VeriSign.

On September 12, 2008, Leon Stambler filed a declaratory judgment complaint against us in the U.S. District Court for the Eastern District of Texas. The complaint seeks an order permitting Stambler to proceed with patent infringement actions against VeriSign SSL certificate customers in actions in which we are not a party in view of Stambler's prior unsuccessful action in 2003 against us on the same patents in which a verdict was returned against Stambler and a judgment was entered thereon. We have received requests to indemnify certain SSL certificate customers in the patent infringement actions brought by Stambler. While we cannot predict the outcome of these proceedings, we believe the allegations against us are without merit and intend to vigorously defend against them.

We are involved in various other investigations, claims and lawsuits arising in the normal conduct of our business, none of which, in our opinion will have a material effect on our business. We cannot assure you that we will prevail in any litigation. Regardless of the outcome, any litigation may require us to incur significant litigation expense and may result in significant diversion of management attention.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended December 31, 2008.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information regarding our executive officers as of January 31, 2009:

Name	Age	Position
D. James Bidzos	54	Executive Chairman and Chief Executive Officer on an interim basis
Mark D. McLaughlin	43	President and Chief Operating Officer
Brian G. Robins	39	Acting Chief Financial Officer and Senior Vice President, Finance
Richard H. Goshorn	52	Senior Vice President, General Counsel and Secretary
Russell S. Lewis	54	Executive Vice President, Strategy and Technical Operations
Kevin A. Werner	48	Senior Vice President, Corporate Development and Strategy

D. James Bidzos has served as Executive Chairman and Chief Executive Officer on an interim basis since June 2008, and served as President from June 2008 to January 2009. He served as Chairman of the Board of Directors from August 2007 to June 2008 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos served as Vice Chairman of RSA Security, an Internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior thereto, he served as President and Chief Executive Officer of RSA Data Security, Inc. from 1986 to February 1999.

Mark D. McLaughlin has served as President and Chief Operating Officer since January 2009. From November 2008 to January 2009 Mr. McLaughlin provided consulting services to the Company. From January 2007 through November 2007, he served as the Company's Executive Vice President, Products and Marketing. From May 2006 to January 2007, he served as Executive Vice President and General Manager, Information Services. From December 2004 to May 2006, he served as Senior Vice President and General Manager, Information Services and from November 2003 through December 2004, Mr. McLaughlin was Senior Vice President and Deputy General Manager of Information Services. From 2002 to 2003, he served as Vice President, Corporate Business Development, and from 2000 to 2001 he was Vice President, General Manager of VeriSign Payment Services. Prior to joining the Company, Mr. McLaughlin was the Vice President, Business Development of Signio, an Internet payment company acquired by the Company in February 2000. Mr. McLaughlin holds a B.S. degree from the U.S. Military Academy at West Point and a J.D. degree from Seattle University.

Brian G. Robins has served as acting Chief Financial Officer of the Company since April 2008, and has served as Senior Vice President, Finance since August 2007. From January to August 2007, Mr. Robins was Vice President, Finance. Prior to joining VeriSign in January 2007, Mr. Robins was employed by NeuStar, a provider of clearinghouse services for communication service providers and enterprises, in a number of capacities since 2001, including as Vice President of Finance and Treasurer. Mr. Robins holds a B.A degree in Finance from Lipscomb University and an M.B.A. from Vanderbilt University.

Richard H. Goshorn has served as Senior Vice President, General Counsel and Secretary since June 2007. From October 2004 to May 2007, he served as General Counsel for Akin Gump Strauss Hauer & Feld, LLP, a law firm. From 2002 to 2003, Mr. Goshorn was Corporate Vice President, General Counsel and Secretary of Acterna Corporation, a public communications test equipment company. From 1991 to 2001 he held a variety of senior executive legal positions with London-based Cable and Wireless PLC, a telecommunications company, including the position of Senior Vice President and General Counsel, Cable & Wireless Global. Mr. Goshorn holds a B.A. degree in Economics from the College of Wooster and a J.D. degree from Duke University School of Law.

Russell S. Lewis has served as Executive Vice President, Strategy and Technical Operations since November 2008. From August 2007 to November 2008, he served as Senior Vice President, Strategic Development, and from January 2005 to July 2007, he served as Senior Vice President, Corporate Development. From February 2002 to December 2004, he served as General Manager, Naming and Directory Services and from March 2000 to February 2002, he served as Senior Vice President, Corporate Development. Since August 1999, he has served as President of Lewis Capital Group, LLC, an investment firm. Mr. Lewis serves as a director of Braintech Inc. and Delta Petroleum Corporation. Mr. Lewis holds a B.A. degree in Economics from Haverford College and an M.B.A. degree with a concentration in finance and marketing from Harvard Business School.

Kevin A. Werner has served as Senior Vice President, Corporate Development and Strategy since September 2007. From February 2004 until joining VeriSign in September 2007, Mr. Werner served as senior vice president, director of strategic development activities of SAIC, Inc., a diversified information technology services company. From April 2000 until January 2004, he was president and managing director of SAIC Venture Capital Corporation, an SAIC subsidiary. Mr. Werner holds a B.A. degree in Political Science from George Washington University and a J.D. degree from Harvard Law School.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol "VRSN." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported by the NASDAQ Global Select Market:

	Price Range	
	High	Low
Year ending December 31, 2009:		
First Quarter (through February 27, 2009)	$20.99	$16.89
Year ended December 31, 2008:		
Fourth Quarter	$25.91	$16.23
Third Quarter	38.81	22.49
Second Quarter	42.50	32.72
First Quarter	38.06	30.14
Year ended December 31, 2007:		
Fourth Quarter	$41.96	$31.52
Third Quarter	34.68	27.77
Second Quarter	32.12	24.83
First Quarter	26.78	22.92

On February 20, 2009, there were 871 holders of record of our common stock, although we believe there are approximately 91,105 beneficial owners since many brokers and other institutions hold our stock on behalf of stockholders. On February 27, 2009, the reported last sale price of our common stock was $19.33 per share as reported by the NASDAQ Global Select Market.

The market price of our common stock has been and is likely to continue to be highly volatile and significantly affected by factors such as:

- general market and economic conditions and market conditions affecting technology and Internet stocks generally;
- announcements of technological innovations, acquisitions or investments by us or our competitors;
- developments in Internet governance; and
- industry conditions and trends.

The market price of our common stock also has been and is likely to continue to be significantly affected by expectations of analysts and investors. Reports and statements of analysts do not necessarily reflect our views. To the extent we have met or exceeded analyst or investor expectations in the past does not necessarily mean that we will be able to do so in the future. In the past, securities class action lawsuits have often followed periods of volatility in the market price of a particular company's securities. This type of litigation could result in substantial costs and a diversion of our management's attention and resources.

We have never declared or paid any cash dividends on our common stock or other securities and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for stock repurchase programs designed to return value to our stockholders and minimize dilution from stock issuances, and for future growth of our core businesses. Information regarding our equity compensation plans may be found in Part III, Items 11 and 12, of this Form 10-K. See Note 11, "Stockholders' Equity," and Note 13, "Employee Benefits and Stock-Based Compensation," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding our equity compensation plans.

Share Repurchases

To facilitate the stock repurchase program, designed to return value to the stockholders and minimize dilution from stock issuances, we repurchase shares in the open market and from time to time enter into structured stock repurchase agreements with third parties.

On January 31, 2008, the Board of Directors of VeriSign authorized the 2008 Stock Repurchase Program with no expiration date having an aggregate purchase price of up to $600.0 million of our common stock (the "2008 Stock Repurchase Program"). On February 8, 2008, we entered into an Accelerated Share Repurchase ("ASR") agreement to repurchase $600.0 million of our common stock under the 2008 Stock Repurchase Program. We paid $600.0 million to a financial institution in exchange for an initial purchase of 15.1 million shares. The ASR agreement was completed on July 10, 2008, when we received an additional 1.4 million shares for an aggregate of 16.5 million shares under the terms of the ASR agreement. The average price per share paid on the ASR agreement was $36.33. On August 5, 2008, our Board of Directors authorized additional stock repurchases under our 2008 Stock Repurchase Program having an aggregate purchase price of up to $680.0 million of our common stock. As of December 31, 2008, $680.0 million remained available for further repurchases under the 2008 Stock Repurchase Program.

On August 7, 2007, the Board of Directors authorized the use of the net proceeds from the issuance of the Convertible Debentures as described in Note 10, "Junior Subordinated Convertible Debentures," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K, to repurchase shares of our common stock.

In August 2007, we used the proceeds from the issuance of the Convertible Debentures to repurchase 12.2 million shares of our common stock for an aggregate cost of approximately $350 million. Additionally, we entered into a $200 million Guaranteed Share Repurchase ("GSR") agreement and a $600 million ASR agreement with two independent financial institutions. Under the terms of the GSR agreement, we received approximately 6.3 million shares of our common stock. Under the terms of the ASR agreement we received approximately 19.5 million shares, of which 12.9 million were settled in the third quarter of 2007 and 6.6 million were settled in the fourth quarter of 2007.

In 2006, the Board of Directors authorized the 2006 Stock Repurchase Program with no expiration date to repurchase up to $1.0 billion of our common stock (the "2006 Stock Repurchase Program"). In November 2008, we repurchased approximately 2.7 million shares of our common stock at an average stock price of $18.83 per share for an aggregate cost of $50.0 million under the 2006 Stock Repurchase Program. In July 2008, we repurchased approximately 3.5 million shares of our common stock at an average stock price of $34.38 per share for an aggregate cost of $120.0 million under the 2006 Stock Repurchase Program. During the first quarter of 2008, we repurchased approximately 15.9 million shares of our common stock at an average stock price of $33.85 per share for an aggregate cost of $544.7 million under the 2006 Stock Repurchase Program. Under the 2006 Stock Repurchase Program, through December 31, 2008, we cumulatively repurchased 22.8 million shares at an average stock price of $32.04 per share for an aggregate cost of $730.0 million. As of December 31, 2008, $270.0 million remained available for further repurchases under the 2006 Stock Repurchase Program.

In 2005, the Board of Directors authorized the 2005 Stock Repurchase Program to repurchase up to $500 million of our common stock (the "2005 Stock Repurchase Program"). In 2006, we repurchased approximately 5.7 million shares under the 2005 Stock Repurchase Program for an aggregate cost of approximately $119.7 million. The 2005 Stock Repurchase Program was completed in the second quarter of 2006.

From the inception of the stock repurchase program in 2001 to March 2, 2009, we have repurchased approximately 111.9 million shares of our common stock for an aggregate cost of approximately $3.3 billion. As of March 2, 2009, approximately $950.0 million is available for repurchase of our common stock under our stock repurchase programs. The following table presents the stock repurchase activity during the quarter ended December 31, 2008:

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (2)
October 1 – 31, 2008	—	$ —	—	$ 1 billion
November 1 – 30, 2008	2,655,545	18.83	2,655,545	$950 million
December 1 – 31, 2008	—	$ —	—	$950 million
	2,655,545		2,655,545	

(1) These shares purchased represent shares repurchased under the 2006 Stock Repurchase Program.

(2) This amount represents the remaining value of the 2008 and 2006 Stock Repurchase Programs.

Performance Graph

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph compares the cumulative total stockholder return on our common stock, the Standard and Poors ("S&P") 500 Index, and the S&P 500 Information Technology Index. The graph assumes that $100 was invested in our common stock, the S&P 500 Index and the S&P 500 Information Technology Index on December 31, 2003, and calculates the return quarterly through December 31, 2008. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Total Return Analysis Indexed
2003-2008
180
160
140
120
100
80
60
40
20
0
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
VeriSign, Inc.
S&P500 INDEX
S&P500 INFORMATION TECHNOLOGY

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
VeriSign, Inc	$100	$169	$102	$119	$111	$73
S&P 500 Index	$100	$109	$102	$107	$ 97	$78
S&P 500 Information Technology Index	$100	$114	$101	$106	$100	$74

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial data as of and for the last five fiscal years. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K, to fully understand factors that may affect the comparability of the information presented below.

We have completed a number of acquisitions since 2004 and the results of the acquired companies' operations are included in our Consolidated Financial Statements from their respective dates of acquisition. Information regarding our acquisitions since 2006 is described in Note 3, "Business Combinations," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

We have reclassified the selected financial data for all periods presented to reflect our discontinued operations as described in Note 4, "Assets Held for Sale and Discontinued Operations," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Selected Consolidated Statements of Operations Data: (in millions, except per share data)

	Year Ended December 31,				
	2008 (2) (3)	**2007 (4)**	**2006 (5)**	**2005 (6)**	**2004**
		As Adjusted (1)	**As Adjusted (1)**	**As Adjusted (1)**	**As Adjusted (1)**
Continuing Operations:					
Revenues	$ 962	$ 847	$ 983	$1,104	$ 675
Operating income (loss)	$ 71	$ (246)	$ 24	$ 139	$ (32)
Income (loss)	$ 92	$ (148)	$ 362	$ 120	$ 28
Income (loss) from continuing operations per share:					
Basic	$ 0.47	$(0.62)	$1.48	$ 0.47	$0.11
Diluted	$ 0.46	$(0.62)	$1.46	$ 0.46	$0.11
Discontinued Operations:					
Revenues	$ 594	$ 654	$ 586	$ 556	$ 491
Operating (loss) income	$ (19)	$ 17	$ 66	$ 97	$ 124
(Loss) income	$ (467)	$ (1)	$ 21	$ 303	$ 121
(Loss) income from discontinued operations per share:					
Basic	$(2.37)	$(0.01)	$0.09	$ 1.18	$0.49
Diluted	$(2.33)	$(0.01)	$0.09	$ 1.15	$0.47
Consolidated Total:					
Net (loss) income	$ (375)	$ (149)	$ 383	$ 423	$ 149
Net (loss) income per share:					
Basic	$(1.90)	$(0.63)	$1.57	$ 1.65	$0.60
Diluted	$(1.87)	$(0.63)	$1.55	$ 1.61	$0.58

(1) The information presented has been adjusted to reflect the adjustments made to our prior periods' results of operations, which are more fully described in Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, in our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

(2) Operating income from continuing operations for 2008 includes a goodwill impairment charge of $77.6 million for our VeriSign Japan reporting unit, $31.5 million in restructuring charges related to our 2008 restructuring plan and a loss of $79.1 million on sale of a portion of our Mountain View facilities. Income from continuing operations includes gain on sale of $66.9 million, net of an income tax expense of $11.0 million, on the divestiture of our remaining 49% ownership interest in the Jamba joint ventures.

(3) Operating loss from discontinued operations for 2008 includes $38.1 million in restructuring charges related to our 2008 restructuring plan and a goodwill impairment charge of $45.8 million related to our Post-pay reporting unit. Loss from discontinued operations for 2008 includes estimated losses on assets held for sale of $406.7 million, net of an income tax benefit of $5.3 million; and realized losses on divesture of certain businesses of $14.9 million, net of an income tax benefit of $6.3 million, including estimated losses recorded prior to divestiture for those divested businesses.

(4) Operating loss from continuing operations for 2007 includes an impairment charge of $202.1 million for certain long-lived assets related to our former Content Services reporting unit. Loss from continuing operations for 2007 was offset by a $68.2 million gain recognized upon the divestiture of our majority ownership interest in Jamba. Operating income from discontinued operations for 2007 includes an impairment charge of $47.0 million for certain long-lived assets related to our former Content Services reporting unit.

(5) Income from continuing operations for 2006 includes $349.8 million in income tax benefits that resulted from the release of our valuation allowance of $236.4 million from our deferred tax assets and recognizing a non-recurring benefit to tax expense of $113.4 million due to a favorable ruling received in the second quarter of 2006 relating to a capital loss generated in 2003.

(6) Income from discontinued operations for 2005 includes a gain on sale of our payment gateway business of $250.6 million, net of an income tax expense of $124.2 million.

Consolidated Balance Sheet Data: (in millions)

	As of December 31,				
	2008	2007	2006	2005	2004
		As Adjusted (1)	As Adjusted (1)	As Adjusted (1)	As Adjusted (1)
Cash, cash equivalents, short term investments, and restricted cash (2) (3)	$ 791	$1,424	$ 727	$ 906	$ 787
Total assets	2,573	4,037	3,985	3,181	2,599
Deferred revenues (2)	845	774	637	521	425
Convertible debentures	1,262	1,265	—	—	—
Stockholders' equity	51	1,497	2,355	1,998	1,671

(1) The information presented has been adjusted to reflect adjustments made to our prior periods' financial position, which are more fully described in Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, in our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

(2) Excludes assets and liabilities classified as held for sale as reported at each Balance Sheet date.

(3) We did not have any significant short-term investments at December 31, 2008 and 2007.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Except for historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934. These forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our anticipated costs and expenses and revenues mix. Forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in Item 1A "Risk Factors." You should carefully review the risks described in other documents we file from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q or Current Reports on Form 8-K that we filed in 2008. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

Business Overview

Overview

We are the trusted provider of Internet infrastructure services for the networked world. We offer a comprehensive spectrum of products and services that help a growing number of organizations and individuals to communicate and conduct commerce with confidence.

As of December 31, 2008, our business consisted of two reportable segments: (1) Internet Infrastructure and Identity Services ("3IS"), which consists of Naming Services, Secure Socket Layer ("SSL") Certificate Services, Identity and Authentication Services ("IAS"), and VeriSign Japan, and (2) Other Services, which represents continuing operations of non-core businesses and legacy products and services from divested businesses. Prior to 2008, our business consisted of the following two reportable segments: Internet Services Group ("ISG") and the Communication Services Group ("CSG"). As a result of a comprehensive review of our business strategy, we changed our reportable segments in 2008. Comparative segment revenues and related financial information for 2008, 2007, and 2006 are presented in Note 16, "Segment Information," *Description of Segments*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K. We have reclassified prior period amounts to conform to current period presentation. We have operations inside as well as outside the U.S. For a geographic breakdown of revenues and changes in revenues, see Note 16, "Segment Information," *Geographic Revenues,* of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

The Naming Services business is the authoritative directory provider of all *.com, .net, .cc, .tv, .name* and *.jobs* domain names. The SSL Certificate Services business enables enterprises and Internet merchants to implement and operate secure networks and websites that utilize SSL protocol. These services provide customers the means to authenticate themselves to their end users and website visitors and to encrypt communications between client browsers and Web servers. The IAS business includes identity protection services, fraud detection services, managed public key infrastructure ("PKI") services, and unified authentication services. These services are intended to help enterprises secure intranets, extranets and other applications and devices, and provide authentication credentials. VeriSign Japan is a majority-owned subsidiary and its operations primarily consist of SSL Certificate Services and IAS. The Other Services segment consists of the continuing operations of our non-core Pre-pay billing and payment services ("Pre-pay") business as well as legacy products and services from divested businesses. We are in the process of winding down the operations of the Pre-pay business. In Other Services, the legacy products and services from divested businesses primarily include the following: Jamba,

which provided mobile entertainment to consumers; the RDS business, which offered point-of-sale data information for retail, pharmaceutical and consumer goods customers; and the CDN business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale.

During the fourth quarter of 2007, we announced a change to our business strategy to allow management to focus its attention on our core competencies and to make additional resources available to invest in our core businesses. The strategy calls for a divestiture or winding down of all the business lines in our former CSG segment and all business lines in our former ISG segment except for our core businesses. The business lines that we expect to divest, including those that have been sold since the fourth quarter of 2007, accounted for approximately 50% of our overall revenues in fiscal 2007. These businesses are classified as disposal groups held for sale as of December 31, 2008, and their results of operations have been classified as discontinued operations for all periods presented. The continued execution of our divestiture plan is subject to the availability of financing, identification of buyers, and general market conditions, including further developments in the current global economic condition and potential continued deterioration of the credit markets. While we are executing our divestiture plan, we will experience additional risks, including, but not limited to the disruption of our business and the potential loss of key employees; difficulties separating operations, services, products and personnel; the potential damage to relationships with our existing customers; and the delay in completion of transition services. For example, our divestiture plan requires a substantial amount of management, administrative and operational resources. Once our divestiture plan is completed, the scale and scope of our operations will decrease in absolute terms, which we expect will allow our remaining core businesses to benefit from a more efficient and streamlined operational structure. However, we cannot assure you that we will be able to achieve the full strategic and financial benefits we expect from the divestiture of our non-core businesses and there is no guarantee that the planned divestitures will occur or will not be significantly delayed, all of which may result in future variability in our results of operations. By divesting our non-core businesses, additional resources should be available to invest in our core services that will remain: Naming Services, SSL Certificate Services and IAS. In the first quarter of 2009, we announced a realignment of our three core services into two business units to include the following: (1) Naming Services and (2) Authentication Services, which would include both SSL Certificate Services and IAS.

Our Core Services

Our core services consist of our Naming Services, SSL Certificate Services and IAS.

Naming Services

As of December 31, 2008, we had approximately 90.4 million domain names registered under the *.com* and *.net* registries, which are our principal registries. The number of domain names registered is largely driven by Internet usage and broadband penetration rates. Although growth in absolute number of registrations remains greatest in mature markets such as the U.S. and Western Europe, growth on an annual percentage basis is expected to be greatest in markets outside of the U.S. and Europe where Internet penetration has demonstrated the greatest potential for growth. We are largely insulated from the risk posed by fluctuations in exchange rates due to the fact that all revenues paid to us for *.com* and *.net* registrations are in U.S. dollars.

SSL Certificate Services

As of December 31, 2008, we had an installed base of SSL certificates of approximately 1.1 million. We currently offer the following SSL Certificate Services: VeriSign®, GeoTrust®, and thawte® branded certificates. The major factors impacting the growth and performance of our SSL Certificate Services business are the penetration and adoption of the Internet, especially through broadband services, the spread of e-commerce, the utilization of electronic means for executing financial transactions (such as credit card payments), and the extent to which advertising through search engines encourages consumers to engage in e-commerce. As a result of the

growing impact of the Internet on global commercial transactions, we expect continued revenue growth in our business, primarily in markets outside of the U.S. where e-commerce has the largest growth potential.

IAS

As with our SSL Certificate Services, the major factors impacting the growth and performance of our IAS are the penetration and adoption of the Internet, especially through broadband services, the spread of e-commerce, the utilization of electronic means for executing financial transactions (such as credit card payments), and the extent to which advertising through search engines encourages consumers to engage in e-commerce.

2008 Business Highlights

- Our 3IS segment recorded revenues of $936.3 million in 2008, an increase of 20% from last year.
- We recorded income from continuing operations of $92.6 million in 2008, compared to a net loss from continuing operations of $147.7 million in 2007.
- We sold certain non-core businesses for aggregate net cash consideration of $102.4 million, and recorded an aggregate net loss on sale of $13.7 million, net of an aggregate income tax benefit of $5.2 million, including estimated losses recorded prior to sale. See "Assets held for sale and Discontinued Operations" in Item 7 of this Form 10-K for further information.
- We sold our remaining 49% ownership interest in the Jamba joint ventures to Fox for $199.4 million and recorded a gain of $66.9 million, net of an income tax expense of $11.0 million.
- We acquired Global Name Registry, Ltd. ("GNR"), the registry operator for the *.name* gTLD, for net cash consideration of $11.7 million.
- We recorded an other-than-temporary impairment charge of $8.2 million relating to our investments in certain money-market funds managed by The Reserve's Primary Fund (the "Primary Fund") and The Reserve International Liquidity Fund, Ltd. (the "International Fund"). For further information, see Note 8, "Other Balance Sheet Items," *Prepaid Expenses and Other Current Assets,* of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information.
- We terminated the $45.0 million trust established during 2004 for our director and officer liability self-insurance coverage and classified the amount as Cash and cash equivalents as of December 31, 2008, as our ability to use it is no longer restricted.
- We repurchased 38.6 million shares of our common stock at an average stock price of $34.07 per share for an aggregate cost of approximately $1.3 billion under the 2008 and 2006 Stock Repurchase Programs. As of December 31, 2008, we have $950.0 million remaining for further repurchases under the 2008 and 2006 Stock Repurchase Programs.
- We sold certain land and buildings located in Mountain View, California, for net cash consideration of $47.6 million. At the time of closing, we entered into a separate lease agreement with the purchaser of the property for an initial term expiring on December 31, 2010, with an option to extend the lease for five years from the date of expiration of the initial term. We recorded a loss of $79.1 million upon sale of the property.
- Our 2008 restructuring plan was announced in late 2007 to complement our plan to divest our non-core businesses. We recorded $69.6 million in restructuring charges related to the 2008 restructuring plan, inclusive of amounts for discontinued operations. Of the total restructuring charges, expenses related to severance and benefit costs for terminated employees, inclusive of amounts for discontinued operations, totaled $63.8 million. Since announcing the 2008 restructuring plan, we have reduced our headcount in businesses targeted for divestiture, either through the sale of businesses, employee terminations or voluntary resignations.

Acquisitions

On October 1, 2008, we completed our acquisition of GNR, a United Kingdom based company that manages and operates the registry for the *.name* top level domain. We paid $11.7 million in cash (net of cash acquired of $1.1 million) for the acquisition, which included $0.6 million to cover certain transaction costs. We recorded goodwill of $1.2 million, other indefinite-lived intangible asset of $11.7 million, and assumed net liabilities of $1.2 million. GNR is included in our 3IS segment. We had a pre-existing relationship with GNR, pursuant to a registry services agreement, whereby we provided certain registry services to GNR. The effective settlement of the pre-existing relationship, as a result of the acquisition, did not result in a gain or loss.

In 2007, we did not acquire any businesses.

In 2006, we acquired the following companies for an aggregate purchase price of $633.3 million: *inCode Telecom Group, Inc.*, a privately held consulting firm for the wireless industry; *GeoTrust, Inc.*, a privately-held provider of digital certificates and identity verification solutions; *m-Qube, Inc.*, a privately-held mobile channel enabler that helps companies develop, deliver and bill for mobile content, applications and messaging services; *Kontiki, Inc.*, a provider of broadband content services; *3united Mobile Solutions ag*, a provider of wireless application services; *CallVision, Inc.*, a privately-held provider of online analysis applications for mobile communications customers; and two other acquisitions that were not material on an individual basis or in the aggregate.

We account for all of our significant acquisitions as business combinations using the purchase method of accounting Accordingly, the acquired companies' revenues, costs and expenses have been included in our results of operations beginning with their dates of acquisition.

See Note 3, "Business Combinations," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding our business acquisitions over the last three years.

Jamba Joint Ventures

On October 6, 2008, we sold our remaining 49% ownership interest in the Jamba joint ventures to Fox for cash consideration of $199.4 million and recorded a gain on sale of $66.9 million, net of an income tax expense of $11.0 million, upon divestiture. Pursuant to the sale agreement, certain outstanding debts and accrued but unpaid interest owed among us and the Jamba joint ventures have been repaid, and the parties agreed to the settlement and discharge of all other amounts owed among them as of the date of the agreement.

See Note 2, "Joint Ventures," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding the Jamba joint ventures.

Assets Held for Sale and Discontinued Operations

Completed Divestitures

On December 31, 2008, we sold our EMEA Mobile Media ("EMM") business which offered mobile application services that included interactive messaging applications, content portal services, and messaging gateway services for cash consideration of $7.8 million, of which $3.6 million is due in 2009, and $2.8 million related to an estimated working capital adjustment is due in 2009. We recorded a loss on sale of $13.3 million, net of an income tax benefit of $0.1 million, including estimated losses on disposal recorded prior to the sale. Our 3united Mobile Solutions business, which we acquired in 2006, was divested as part of the EMM business. The historical results of operations of the EMM business have been classified as discontinued operations for all periods presented.

On December 31, 2008, we sold our Post-pay business which enabled advanced billing and customer care services to wireless telecommunications carriers for cash consideration of $28.3 million. The cash consideration includes $2.5 million that was placed in an escrow account to cover any contingent claims made by the buyer against us through December 31, 2009. If no claims are made, the amount in escrow will be released to us during the fourth quarter of fiscal 2009. We recorded a loss on sale of $1.9 million, net of an income tax benefit of $0.3 million, including estimated losses on disposal recorded prior to the sale. The historical results of operations of the Post-pay business have been classified as discontinued operations for all periods presented.

On October 31, 2008, we sold our Communications Consulting business, which offered a full range of strategy and technology consulting, business planning, sourcing, and implementation services to help telecommunications operators and equipment manufacturers drive profitable new business and technology strategies, in a management buyout transaction for cash consideration of $0.7 million. We recorded a loss on the sale of $20.9 million, net of an income tax benefit of $17.0 million, including estimated losses on disposal recorded prior to the sale. Our inCode Telecom Group business, which we acquired in 2006, was divested as part of the Communications Consulting business. The historical results of operations of the Communications Consulting business have been classified as discontinued operations for all periods presented.

On April 30, 2008, we sold our DBMS business, which offered a range of corporate domain name and brand protection services that help enterprises, legal professionals, information technology professionals and brand marketers monitor, protect and build digital brand equity. We received cash consideration of $50.4 million and recorded a gain on sale of $21.2 million, net of an income tax expense of $11.4 million. The cash consideration includes $5.0 million that was placed in an escrow account to cover any contingent claims made by the buyer against us through April 30, 2009. If no claims are made, the amount in escrow will be released to us during the second quarter of fiscal 2009. The historical results of operations of the DBMS business have been classified as discontinued operations for all periods presented.

On April 30, 2008, we sold our CDN business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale. We received cash consideration of $1.0 million and recorded a gain on sale of $1.7 million, net of an income tax expense of $1.1 million. Our Kontiki business, which we acquired in 2006, was divested as part of the CDN business. We retained an equity ownership in the CDN business and have accounted for our investment in the CDN business on an equity method basis. As a result of our continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations. The historical results of operations of CDN are included in our Other Services segment.

On March 31, 2008, we sold our SC&A business, which provided on-line analysis applications for mobile communications customers and on-line customer self-service with a single view of billing across multiple systems. We received cash consideration of $14.2 million and recorded a loss on sale of $0.5 million, net of an income tax benefit of $0.3 million. Our CallVision business, which we acquired in 2006, was sold as part of the SC&A business. The historical results of operations of the SC&A business have been classified as discontinued operations for all periods presented.

On December 31, 2007, we sold our Retail Data Solutions ("RDS") business, which offered point-of-sale data information for retail, pharmaceutical and consumer goods customers, for $10.2 million in consideration. The sale price included $6.4 million in cash and $3.8 million in preferred stock of the acquiring company. We recorded the preferred stock as a long-term investment. We recorded a gain on sale of $4.5 million, net of income tax benefit of $1.5 million. As the historical results of operations of the RDS business were not significant, they have not been classified as discontinued operations. The historical results of operations of RDS are included in our Other Services segment.

On September 1, 2007, we sold our wholly-owned Jamba Service GmbH subsidiary ("Jamba Service"), which marketed insurance and extended service warranties to consumers for mobile electronic equipment and

products. We received net cash consideration of $12.8 million and recorded a gain on sale of $1.8 million. The historical results of operations of Jamba Service have been classified as discontinued operations for all periods presented.

Assets Held for Sale

As of December 31, 2008, businesses classified as held for sale and presented as discontinued operations are the following:

Communications Services

Our Communications Services business provides communications services, such as Billing and Commerce Services, Connectivity and Interoperability Services and Intelligent Database Services. The Billing and Commerce Services primarily include our Billing Services, Global Consulting Services for Billing, Real-Time Rating and Payment Services, Real-Time Roaming Services, and Settlement and Exchange Services. The Connectivity and Interoperability Services primarily include our Signaling System 7 ("SS7") Connectivity, Voice and Data Roaming services, and Voice Over Internet Protocol Services. The Intelligent Database Services primarily include our Number Portability Services, Calling Name Database Services, Line Information Database Services and Toll-free Database Services.

On March 2, 2009, we entered into a binding agreement to sell our Communications Services business to Transaction Network Services, Inc. for $230.0 million subject to certain adjustments to reflect normal fluctuations in working capital. The transaction is subject to Hart-Scott-Rodino Act review, and the agreement contains customary closing conditions. The parties anticipate that the transaction will close within 60 days.

Content Portal Services

Our CPS business enables a seamless end-to-end solutions business focused on providing best-in-class digital content storefront services. CPS can be used as a content delivery platform for games, ringtones, and other content services. Our CPS business provides services to mobile carriers and media companies primarily located in Canada.

Enterprise Security Services

Our Enterprise Security Services business includes Managed Security Services ("MSS"), iDefense Security Intelligence Services, and the Global Consulting Services. MSS enables enterprises to effectively monitor and manage their network security infrastructure 24 hours per day, every day of the year while reducing the associated time, expense, and personnel commitments by relying on our security platform and experienced security staff. Our iDefense Security Intelligence Services deliver comprehensive, actionable intelligence to help companies decide how to respond to threats and manage security risks on networks. Our Global Consulting Services help companies understand corporate security requirements, comply with all applicable regulations, identify security vulnerabilities, reduce risk, and meet the security compliance requirements applicable to the particular business and industry.

International Clearing

Our International Clearing business enables financial settlement and call data settlement for wireless and wireline carriers.

Messaging and Mobile Media

Our Messaging and Mobile Media ("MMM") Services business is an industry-leading global provider of short-messaging, multimedia messaging, and mobile content application services. MMM Services enable

messages and multimedia content to be sent globally across any wireless operator and mobile device. MMM Services offer the global connectivity, network reliability, and scalability necessary to capitalize on the fast growing global messaging and media content markets.

Real-time Publisher Services

Our RTP Services allow organizations to obtain access to and organize large amounts of constantly updated content, and distribute it, in real time, to enterprises, Web-portal developers, application developers and consumers. RTP also makes it easier for publishers of all sizes to distribute and track their content feeds, which may improve the reliability and quality of their real-time content.

See Note 4, "Assets Held for Sale and Discontinued Operations," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding our disposal groups.

Subsequent Events

On January 23, 2009, we entered into an arrangement agreement with Certicom Corp. ("*Certicom*"), a corporation continued under the laws of Canada, whereby we agreed to acquire all of the outstanding common shares of Certicom, for an aggregate purchase price, of approximately $73 million. On February 10, 2009, Certicom terminated the arrangement agreement in order to accept a superior acquisition proposal from a third-party, as determined by Certicom's Board of Directors. Certicom has paid a termination fee of $3.3 million to us, pursuant to the terms of the arrangement agreement.

On January 30, 2009, we received $85.8 million from the International Fund and on February 20, 2009, we received $8.3 million from the Primary Fund. The total distributions to date represents approximately 85% and 65% of our total investment in the Primary Fund and the International Fund, respectively. As of March 2, 2009, the funds held by the Primary Fund and the International Fund were $16.2 million and $40.1 million, respectively, net of the other-than-temporary impairment. For more information regarding the status of our investments with The Reserve, see Item 7A, "Quantitative and Qualitative Discussions About Market Risk."

In January 2009, we announced a realignment of our three core services into two business units to include the following: (1) Naming Services and (2) Authentication Services, which would include both SSL Certificate Services and IAS.

On March 2, 2009, we entered into a binding agreement to sell our Communications Services business to Transaction Network Services, Inc. for $230.0 million subject to certain adjustments to reflect normal fluctuations in working capital. The transaction is subject to Hart-Scott-Rodino Act review, and the agreement contains customary closing conditions. The parties anticipate that the transaction will close within 60 days.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates those estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies have the most significant impact on our judgment and estimates used in preparing our consolidated financial statements:

Revenue recognition

We recognize revenues in accordance with current generally accepted accounting principles. Revenue recognition requirements are complex rules which require us to make judgments and estimates related to both the timing and amount of revenue recognition. Our assumptions and judgments regarding products and services could differ from actual events.

As our Naming Services, SSL Certificate Services and IAS are provided over time, the associated revenues from these services are generally recognized over the contractual term. However, certain revenues are recognized over an estimated relationship period determined based on an analysis of historical performance and customer usage.

While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we may enter into certain revenue transactions that involve multiple element arrangements (arrangements with more than one deliverable). As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: (1) whether an arrangement exists; (2) how the arrangement consideration should be allocated among potential multiple elements; (3) when to recognize revenues on the deliverables; and (4) whether all elements of the arrangement have been delivered. In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which inherently requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Valuation of goodwill and other long-lived assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Fair value determination of acquired net assets, especially intangible assets, requires us to make significant estimates, assumptions and judgment. These estimates are based upon a number of factors, including historical experience, market conditions and information obtained from the management of the acquired company. Critical estimates in valuing certain of the intangible assets include, but are not limited to, historical and projected customer retention rates, anticipated growth in revenue from the acquired customer and product base and the expected use of the acquired assets. These factors are also considered in determining the useful life of the acquired intangible assets.

Goodwill and other intangible assets acquired in a business combination that are determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or between annual tests in the presence of impairment indicators such as: (a) a significant adverse change in legal factors or in the business climate; (b) an adverse action or assessment by a regulator; (c) unanticipated competition; (d) loss of key personnel; (e) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (f) testing for recoverability of a significant asset group within a reporting unit; or (g) recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. Judgment is required in determining the existence of these factors and its effect on any impairment determination.

The fair value of our reporting units is determined considering the income, the market or the transaction valuation approaches or a combination thereof. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows that the reporting unit is expected to generate over its remaining life. Under the market approach, the value of the reporting unit is based on an analysis that compares the value of the reporting unit to values of publicly traded companies in similar lines of business. The transaction approach is a valuation technique that estimates the fair value of the reporting unit based on market prices on actual transactions and asking prices for businesses currently available for sale.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our reporting units for the purposes

of our annual or interim analyses, we make estimates and judgments about the future cash flows, operating trends, discount rates, control premiums, and other variables of these businesses. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we use to manage the underlying businesses, there is significant judgment in determining the cash flows attributable to these businesses over their estimated remaining useful lives. We also consider our market capitalization on the date we perform the analysis.

Our other long-lived assets consist primarily of property and equipment and purchased intangible assets. We review other long-lived assets for impairment whenever events or changes in circumstances indicate that we will not be able to recover the asset's carrying amount. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or asset, a significant decrease in the benefits realized from the acquired business, difficulty and delays in integrating the business or a significant change in the operations of the acquired business or use of an asset.

Recoverability of other long-lived assets is measured by comparison of the carrying amount of an asset to estimated undiscounted cash flows of the group containing the asset. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value.

Valuation of assets held for sale

Disposal groups classified as held-for-sale are measured at the lower of their carrying amount or fair value less cost to sell and are not depreciated or amortized. Classification of our disposal groups as held for sale occurs when sufficient authority to sell the disposal group has been obtained, the disposal group is available for immediate sale, an active program to sell the disposal group has been initiated and its sale is probable within one year. If at any time these criteria are no longer met, the disposal group would be reclassified as held and used. We evaluate the held for sale classification and the fair value of such disposal groups at each reporting period. The fair value of assets held-for-sale is determined considering active bids from potential buyers and also using the income, the market or the transaction valuation approaches or a combination thereof. The fair value analysis using the income, market and transaction approach for assets-held-for sale is similar to the fair value analysis of reporting units for goodwill impairment described above and requires significant judgment.

Restructuring charges

We record restructuring charges related to excess facilities and one-time severance costs at fair value only when the liability is incurred. Severance costs associated with our standard restructuring plans are recorded once the costs are determined to be both probable and estimable. Excess facilities restructuring charges take into account the fair value of the future lease obligations of the abandoned space, including the potential for sublease income. Estimating the amount of sublease income requires management to make estimates for the space that will be rented, the rate per square foot that might be received and the vacancy period of each property. These estimates could differ materially from actual amounts due to changes in the real estate markets in which the properties are located, such as the supply of office space and prevailing lease rates. Changing market conditions by location and considerable work with third-party leasing companies require us to periodically review each lease and change our estimates on a prospective basis, as necessary.

Fair Value of Financial Instruments

Our Convertible Debentures have contingent interest payments that are considered to be an embedded derivative which is marked to market at the end of each reporting period. We utilize a valuation model based on simulations of stock prices, interest rates, credit ratings and bond prices to estimate the value of the embedded derivative. The inputs to the model include risk adjusted interest rates, volatility and average yield curve observations and stock price. Several significant inputs to the model are not observable and require management judgment.

Stock-based compensation

We use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares which contain a service and/or performance condition. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

We estimate the expected term of options granted based on observed and expected time to post-vesting exercise and/or cancellations. Expected volatility is based on a combination of historical volatility of our common stock over a period commensurate with the expected life of the options and the mean historical implied volatility from traded options. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

We use the Monte-Carlo simulation option-pricing model to determine the fair value of market-based awards. The Monte-Carlo simulation option-pricing model takes into account the same input assumptions as the Black-Scholes model; however, it also further incorporates into the fair-value determination the possibility that the market condition may not be satisfied.

If factors change and as a result we employ different assumptions for estimating stock-based compensation expense in future periods, the stock-based compensation expense we record for such future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income (loss), net income (loss) and net income (loss) per share.

Income taxes

Accounting for income taxes requires significant judgments in the development of estimates used in income tax calculations. Such judgments include, but are not limited to, the likelihood we would realize the benefits of net operating loss carryforwards, domestic and/or foreign tax credit carryforwards, the adequacy of valuation allowances, and the rates used to measure transactions with foreign subsidiaries. To the extent recovery of deferred tax assets is not likely, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

The extent of our operations involves dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The final taxes payable are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from U.S. federal, state, and international tax audits Effective January 1, 2007, we adopted FASB Interpretation No. 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes.*" FIN 48 is an interpretation of SFAS No. 109 ("SFAS 109"), "*Accounting for Income Taxes,*" and provides for the recognition and measurement of uncertain tax positions. Under FIN 48, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. We adjust these amounts in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities.

Results of Operations

The following table sets forth selected information regarding our results of operations as a percentage of revenues:

	Year Ended December 31, 2008	2007	2006
Revenues	100%	100%	100%
Costs and expenses			
Cost of revenues	24	28	29
Sales and marketing	17	28	32
Research and development	10	12	9
General and administrative	21	31	24
Restructuring, impairments and other charges (reversals), net	20	28	(1)
Amortization of other intangible assets	1	2	3
Acquired in-process research and development	—	—	1
Total costs and expenses	93	129	97
Operating income (loss)	7	(29)	3
Other income, net	5	11	5
Income (loss) from continuing operations before income taxes, loss from unconsolidated entities and minority interest	12	(18)	8
Income tax (expense) benefit	(4)	1	29
Loss from unconsolidated entities, net of tax	—	—	—
Minority interest, net of tax	2	(1)	—
Income (loss) from continuing operations	10	(18)	37
(Loss) income from discontinued operations, net of tax	(49)	—	2
Net (loss) income	(39%)	(18%)	39%

Form 10-K

Revenues by Segment

We have two reportable segments: Internet Infrastructure and Identity Services ("3IS") and Other Services. A comparison of revenues is presented below:

	2008	% Change	2007	% Change	2006
	(Dollars in thousands)				
Internet Infrastructure and Identity Services	$936,317	20%	$783,171	23%	$638,554
Other Services	25,418	(60%)	64,286	(81%)	344,180
Total revenues	$961,735	13%	$847,457	(14%)	$982,734

The changes in revenues during the periods presented are described in the segment discussions that follow.

Internet Infrastructure and Identity Services (3IS)

3IS segment revenues increased $153.1 million in 2008, as compared to 2007. 3IS segment revenues increased $144.6 million in 2007, as compared to 2006.

The following table compares active domain names ending in *.com* and *.net* managed by our Naming Services business and the approximate installed base of SSL certificates in our SSL Certificate Services business for each year presented:

	December 31, 2008	% Change	December 31, 2007	% Change	December 31, 2006
Active domain names ending in *.com* and *.net*	90.4 million	12%	80.4 million	24%	65.0 million
Installed base of SSL certificates	1,118,000	13%	987,000	18%	840,000

Naming Services

Revenues in our Naming Services business are derived from registrations for domain names in the *.com, .net, .cc, .tv, .name* and *.jobs* domain name registries. Revenues from *.tv, .cc, .name, and .jobs* are not significant. For domain names registered with the *.com* and *.net* registries, we receive a fee per annual registration that is fixed pursuant to our agreements with ICANN. Changes in revenues are driven largely by increases in the number of new domain name registrations and the renewal rate for existing registrations, as well as fee increases as permitted under our agreements with ICANN. As of December 31, 2008, we have the contractual right to increase the fees for *.com* domain name registrations up to 7% each year during any two years over the remaining four years of our agreement with ICANN through November 30, 2012. As of December 31, 2008, we have the contractual right to increase the fees for *.net* domain name registrations up to 10% each year during the remaining three years of our agreement with ICANN through September 30, 2011.

During 2008, the growth in the number of domain names registered was primarily driven by continued Internet growth and adoption, though we have seen some signs of slowing growth in domain name registrations for customers engaged in the business of on-line advertising. We expect that new name registrations and renewals from customers engaged in the business of participating in on-line advertising will continue to weaken through 2009 primarily due to a decrease in earnings-per-click for those domain name holders. We expect that on-line advertising domain names will become a smaller part of our business; these names comprise approximately 7% of our active domain names zone ending in *.com* and *.net* as of December 31, 2008. Towards the end of 2008, we started seeing signs of slowing growth in new name registrations for traditional names (other than on-line advertising names) as well due to the current macro-economic environment. We expect that weakening economic conditions will contribute to slowing growth rates in 2009 for the total worldwide domain name zone as well as for the *.com* and *.net* domain name zones under our management. We are experiencing declines in on-line advertising names and slowing growth in traditional names within North America. However, we are also experiencing continued growth in international markets where we have focused efforts to develop regions for growth with potential in both our *.com* and *.net* domain name zones over time.

Our Naming Services revenues increased $102.6 million in 2008, as compared to 2007, primarily due to a 12% year-over-year increase in the number of active domain names ending in *.com* and *.net* and increases in our *.com* and *.net* registry fees in late 2007 of 7% and 10%, respectively, to $6.42 and $3.85, respectively as per our agreements with ICANN. On October 1, 2008, we increased our *.com* and *.net* domain name registry fees by 7% and 10%, respectively, to $6.86 and $4.23, respectively, as per our agreements with ICANN. Our Naming Services revenues increased $88.8 million in 2007, as compared to 2006, primarily due to a 24% year-over-year increase in the number of active domain names ending in *.com* and *.net.*

SSL Certificate Services

Revenues in our SSL Certificate Services business are derived from licensing and service fees charged to our customers for the issuance of SSL certificates that authenticate their identity to the third parties with whom they carry out secured transactions. Revenues in the SSL Certificate Services business are related to fees charged per certificate, which are based upon a number of factors, including: (i) the brand name under which the certificate is issued, which determines the level of encryption and rigor of authentication; (ii) the number of

servers authenticated, and (iii) the duration of the certification. We generally issue SSL certificates for one, two and three years, however, the majority of our customers tend to commit to shorter certifications. We have historically experienced healthy renewal rates, and have not increased prices for our SSL certificates during 2008 and 2007.

During 2008, our installed base of SSL certificates from our GeoTrust® and thawte® brands increased at a higher rate than our higher-priced VeriSign® brand and as a result of this shift to lower priced brands, our average-unit-revenue decreased compared to prior periods. We expect that the number of our SSL certificates issued will continue to increase at a higher rate than the revenues recognized from our SSL Certificate Services due to the continued shift to lower-priced brands. As we have a market share leadership at the high end of the SSL certificates market, our unit growth rate for the high end is limited by the overall segment growth. In the mid and low segments, where our market share is not as strong, we expect to see good growth opportunities for market share gains as these markets are growing faster than the high end market. Our EV SSL certificate sales, while still a small portion of our SSL Certificate Services business, continue to increase as we more than doubled our units sold compared to last year. Due to the effect of the economic slowdown, however, EV SSL certificates adoption has slowed as large scale customers delay their orders. We expect the mainstream adoption of EV SSL certificates will be deferred until we see improvements in the macro-economic environment. The weakening economy is affecting our SSL Certificate Services business and, while we expect to experience growth, we expect those growth rates to decline in 2009 compared to 2008.

Our SSL Certificate Services revenues increased $42.1 million in 2008, as compared to 2007, primarily due to a 13% year-over-year increase in the installed base of SSL certificates. Our SSL Certificate Services revenues increased $46.7 million in 2007, as compared to 2006, primarily due to an 18% year-over-year increase in the installed base of SSL certificates and recognizing a full year of revenues from the GeoTrust acquisition, which was completed in late 2006.

IAS

Revenues in our IAS business are derived from one-time credential sales to customers seeking network services, and one-time set-up fees. We also charge an annual service fee based upon the number of individual users authorized by the customer to access its network and a customer support fee. Our managed PKI service is characterized by lower growth rates than other product lines within the IAS business, reflecting the greater maturity of our managed PKI service. We expect IAS revenues to continue to grow in 2009 primarily from growth in our VIP Services and Fraud Detection Services, but at a lower growth rate than 2008.

Our IAS revenues increased $8.3 million in 2008, as compared to 2007, primarily due to increased demand for our fraud detection and identity protection services. Our IAS revenues increased $11.2 million in 2007, as compared to 2006 primarily due to increased demand for our unified authentication and identity protection services.

Our expectations and trends for our core services are based on what we are observing and can project about the current macro-economic environment. Our outlook is subject to broader changes in the market and could change.

Other Services

Other Services segment revenues decreased $38.9 million in 2008, as compared to 2007, primarily due to the divestiture of our majority ownership interest in Jamba in the first quarter of 2007, decrease in revenues from our Pre-pay business and the divestiture of other legacy businesses.

Other Services segment revenues decreased $279.9 million in 2007, as compared to 2006, primarily due to the divestiture of our majority ownership interest in Jamba in the first quarter of 2007 and a decrease in revenues from our Pre-pay business.

We expect revenues for our Other Services segment to decrease in absolute dollars as we wind down our remaining non-core Pre-pay business in 2009.

Geographic Revenues

A comparison of our geographic revenues is presented below:

	2008	% Change	2007	% Change	2006
		(Dollars in thousands)			
United States	$645,329	3%	$624,435	9%	$570,288
Switzerland	214,214	100%	107,277	141%	44,581
Japan	78,469	10%	71,515	4%	69,062
Germany	—	-100%	23,778	-92%	285,387
Other	23,723	16%	20,452	52%	13,416
Total revenues	961,735		847,457		982,734

Revenues are generally attributed to the respective countries in which our contracting entities are located, which does not necessarily reflect the location of our customers.

2008 compared to 2007: Revenues in the U.S. increased $20.9 million primarily as a result of the increase in the number of active domain names ending in *.com* and *.net*, an increase in our *.com* and *.net* registry fees in late 2007 and an increase in the installed base of SSL certificates. Revenues in Switzerland increased $106.9 million primarily due to the continued implementation of our global business structure, including contracting through our foreign subsidiaries for services provided to customers located outside the U.S. and Japan. Revenues in Japan increased $7.0 million primarily due to increases in demand for our SSL Certificate Services and IAS. Revenues in Germany decreased $23.8 million due to the divestiture of our majority ownership interest in Jamba in the first quarter of 2007. Revenues from our Other regions increased $3.3 million primarily due to growth in SSL Certificate Services and IAS.

2007 compared to 2006: Revenues in the U.S. increased $54.1 million primarily as a result of the increase in the number of active domain names ending in *.com* and *.net* coupled with an increase in the installed base of SSL certificates. Revenues in Switzerland increased $62.7 million primarily due to the continued implementation of our global business structure, including contracting through our foreign subsidiaries for services provided to customers located outside the U.S. and Japan. Revenues in Japan increased $2.5 million primarily due to increases in demand for our SSL Certificate Services and IAS. Revenues in Germany decreased $261.6 million due to the divestiture of our majority ownership interest in Jamba in the first quarter of 2007. Revenues from our Other regions increased $7.0 million due to growth in IAS.

Mature markets, such as the U.S. and Western Europe, where broadband and e-commerce have seen strong market penetration, may be expected to see decreasing incremental growth rates reflecting the maturity of these markets. We expect to see larger increases in revenues from Europe, the Middle East and Africa ("EMEA") and Australia, Japan and Asia Pacific ("APAC") driven by greater growth in international regions, resulting from greater broadband and Internet penetration and expanding e-commerce as electronic means of payment are increasingly adopted.

Cost of Revenues

Cost of revenues consist primarily of costs related to providing digital certificate enrollment and issuance services, billing services, operational costs associated with the delivery of our services, customer support and training, consulting and development services, labor costs to provide security, costs of facilities and computer equipment used in these activities and allocations of indirect costs such as corporate overheads. All allocations of indirect costs are included in continuing operations.

A comparison of cost of revenues is presented below:

	2008	% Change	2007	% Change	2006
		(Dollars in thousands)			
Cost of revenues	$227,351	(6%)	$240,962	(16%)	$287,281

2008 compared to 2007: Cost of revenues decreased $13.6 million primarily due to decreases in direct cost of revenues, salary and employee benefits expenses, contract and professional services expenses, and allocated overhead expenses, partially offset by increases in telecommunication expenses, facility expenses and depreciation expenses. Direct cost of revenues decreased $5.7 million primarily due to the divestiture of our majority ownership interest in Jamba in the first quarter of 2007, partially offset by an increase in outside consulting costs for our Naming Services business. Salary and employee benefits expenses, which include stock-based compensation benefits expenses, decreased $6.4 million primarily due to a decrease in headcount as a result of our 2008 restructuring plan. Contract and professional services expenses decreased $5.7 million primarily due to the divestiture of our majority ownership interest in Jamba, and a reduction in spending on consulting services as a result of management's realignment initiatives relating to the 2008 restructuring plan. Allocated overhead expenses decreased $6.0 million primarily due to a reduction in headcount and general corporate overhead expenses. Telecommunication expenses increased $6.0 million primarily due to increased spending on capacity for global constellation sites that support our *.com* and *.net* registries. Depreciation expense increased $2.6 million primarily due an increase in capitalized projects placed into service during 2008. Facilities expenses increased $2.1 million primarily due to an increase in operational and maintenance expense related to our new data center that was placed into service in July 2008.

2007 compared to 2006: Cost of revenues decreased $46.3 million primarily due to decreases in direct cost of revenues, salary and employee benefits expenses, contract and professional services expenses, and depreciation expense, partially offset by increases in telecommunication expenses and expense related to the realignment of our business divisions. Direct cost of revenues decreased $35.7 million primarily due to the divestiture of our majority ownership interest in Jamba in the first quarter of 2007, a reduction in revenues from our legacy and Pre-pay businesses as well as discontinuance of product lines, partially offset by an increase from our Naming Services business due to an increase in registry fees. Contract and professional services expenses decreased $16.7 million primarily due to decrease in services as a result of the divestiture of our majority ownership interest in Jamba and a reduction in third party costs related to our Pre-pay business, partially offset by an increase in external services related to our Naming Services and SSL Certificate Services businesses. Salary and employee benefits expenses, which includes stock-based compensation expenses, decreased $5.8 million, primarily due to the divestiture of our majority ownership interest in Jamba and a reduction in headcount as a result of our 2007 restructuring plan. The decrease in salary and employee benefits expenses was partially offset by an increase in salary expenses due to the acquisition of GeoTrust during the latter half of 2006, and an increase in stock-based compensation expenses due to an increase in the issuances of restricted stock to employees and a modification expense as a result of an amendment of our employee stock purchase plan to allow employees to increase their contribution withholding percentages in 2007. Depreciation expense decreased $6.6 million primarily due to an impairment of equipment related to our Pre-pay business during the second quarter of 2007 and the divestiture of our majority ownership interest in Jamba. Telecommunication expenses increased $5.8 million primarily due to increased spending on capacity for global constellation sites that support our *.com* and *.net* registries. Allocated overhead expenses increased $14.9 million primarily due to the redeployment of

certain employees from the general and administrative function to the cost of revenues function resulting from the 2007 restructuring plan realignment initiatives.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, sales commissions, sales operations and other personnel-related expenses, travel and related expenses, trade shows, costs of lead generation, costs of computer and communications equipment and support services, facilities costs, consulting fees, costs of marketing programs, such as the Internet, television, radio, print and direct mail advertising costs and allocations of indirect costs such as corporate overheads. All allocations of indirect costs are included in continuing operations.

A comparison of sales and marketing expenses is presented below:

	2008	% Change	2007	% Change	2006
		(Dollars in thousands)			
Sales and marketing	$167,184	(29%)	$236,729	(24%)	$312,829

2008 compared to 2007: Sales and marketing expenses decreased $69.5 million primarily due to decreases in salary and employee benefits expenses, travel expenses and allocated overhead expenses, partially offset by an increase in advertising and marketing expenses. Salary and employee benefits expenses, which include stock-based compensation expenses, decreased $55.8 million primarily due to lower headcount resulting from the 2008 restructuring plan. Travel expenses decreased $6.2 million primarily due to cost savings initiatives relating to the 2008 restructuring plan. Allocated overhead expenses decreased $5.9 million primarily due to a reduction in headcount and general corporate overhead expenses.

2007 compared to 2006: Sales and marketing expenses decreased $76.1 million primarily due to a decrease in advertising and marketing expenses, partially offset by increases in salary and employee benefits expenses and expenses related to the realignment of our business divisions. Advertising and marketing expenses decreased $117.7 million primarily due to the divestiture of our majority ownership interest in Jamba in the first quarter of 2007 and the result of management's cost reduction efforts. Salary and employee benefits expenses, which includes stock-based compensation expenses, increased $23.4 million primarily due to recognizing a full year of expense for headcount from our acquisition of GeoTrust during the latter half of 2006 and due to an increase in stock-based compensation expenses that resulted from an increase in the issuances of restricted stock to employees and a modification expense as a result of an amendment of our employee stock purchase plan to allow employees to increase their contribution withholding percentages in 2007. The increase in salary and benefits expenses was partially offset by a reduction in headcount related to the 2007 restructuring plan and due to the divestiture of our majority ownership interest in Jamba. Allocated overhead expenses increased $20.5 million primarily due to the redeployment of certain employees from the general and administrative function to the sales and marketing function resulting from the 2007 restructuring plan realignment initiatives.

Research and Development

Research and development expenses consist primarily of costs related to research and development personnel, including salaries and other personnel-related expenses, consulting fees and the costs of facilities, computer and communications equipment, support services used in service and technology development and allocations of indirect costs such as corporate overheads. All allocations of indirect costs are included in continuing operations.

A comparison of research and development is presented below:

	2008	% Change	2007	% Change	2006
		(Dollars in thousands)			
Research and development	$91,508	(9%)	$100,213	12%	$89,834

2008 compared to 2007: Research and development expenses decreased $8.7 million primarily due to decreases in contract and professional services expenses and allocated overhead expenses, partially offset by an increase in depreciation expense. Contract and professional services expenses decreased $10.0 million primarily due to decreased deployment of external consultants resulting from the 2008 restructuring plan initiatives. Allocated overhead expenses decreased $3.8 million primarily due to a reduction in general corporate overhead expenses. Depreciation expense increased $4.3 million due to additional capitalized projects placed into service in 2008.

2007 compared to 2006: Research and development expenses increased $10.4 million primarily due to increase in expenses related to the realignment of our business divisions, partially offset by a decrease in contract and professional services. Allocated overhead expenses increased $18.8 million primarily due to the redeployment of certain employees from the general and administrative function to the research and development function resulting from the 2007 restructuring plan realignment initiatives. Contract and professional services expenses decreased $4.4 million primarily due to a decrease in the use of external consultants for research and development projects in 2007

General and Administrative

General and administrative expenses consist primarily of salaries and other personnel-related expenses for our executive, administrative, legal, finance, information technology and human resources personnel, facilities, computer and communications equipment, management information systems, support services, professional services fees, certain tax and license fees, bad debt expense and allocations of indirect costs such as corporate overheads. All allocations of indirect costs are included in continuing operations.

A comparison of general and administrative expenses is presented below:

	2008	% Change	2007	% Change	2006
		(Dollars in thousands)			
General and administrative	$206,294	(22%)	$263,862	13%	$233,877

2008 compared to 2007: General and administrative expenses decreased $57.6 million primarily due to decreases in salary and employee benefits expenses, contract and professional services expenses, depreciation expense and legal expenses. Legal expenses decreased $31.2 million primarily due to lower litigation expenses and the reversal of certain previously accrued estimated litigation settlement costs in excess of actual final outcome, offset by legal consulting fees related to our plan to divest or wind down our non-core businesses during 2008. Salary and employee benefits expenses, which includes stock-based compensation expenses, decreased $27.4 million primarily due to severance charges related to a former chief executive officer recorded in the second quarter of 2007, $5.9 million in additional penalties recorded in the latter half of 2007 that resulted from late payments of federal and state payroll taxes, and a reduction in headcount relating to the 2008 restructuring plan. The decrease in salary and employee benefits expenses was partially offset by $4.9 million of stock-based compensation expenses related to the acceleration of vesting of stock-based awards for a former chief executive officer in the second quarter of 2008. Contract and professional services expenses decreased $8.9 million due to cost savings initiatives and reduction in external services as a result of our plan to divest or wind down our non-core businesses. Depreciation expense decreased $3.9 million primarily due to the sale of part of our Mountain View facility in the second quarter of 2008. Allocated expenses increased $14.3 million primarily due to proportionately higher headcount in the general and administrative function.

2007 compared to 2006: General and administrative expenses increased $30.0 million primarily due to increases in salary and employee benefits expenses and legal expenses, partially offset by a decrease in expenses related to the realignment of our business divisions. Salary and employee benefit expenses increased $33.6 million primarily due to severance charges related to a former chief executive officer and former chief financial officer. Stock-based compensation expenses increased due to an increase in the issuances of restricted stock to employees and a modification expense as a result of an amendment of our employee stock purchase plan to allow employees to increase their contribution withholding percentages in 2007. Legal expenses increased $14.9 million primarily due to litigation accruals, partially offset by a decrease in legal expenses, which were higher in 2006 associated with the stock option investigation. These increases were primarily offset by a decrease in allocated overhead expenses of $25.1 million primarily due to the redeployment of certain employees from the general and administrative function to certain other functions resulting from the 2007 restructuring plan realignment initiatives.

Restructuring, Impairments and Other Charges (Reversals), Net

A comparison of restructuring, impairments and other charges (reversals), net, is presented below:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
2008 restructuring plan charges	$ 31,484	$ —	$ —
2007 restructuring plan charges	369	20,115	—
2003 and 2002 restructuring plan reversals	(60)	(99)	(6,209)
Total restructuring charges (reversals) for continuing operations	31,793	20,016	(6,209)
Impairments and other charges for continuing operations	156,758	214,961	—
Total restructuring, impairments and other charges (reversals), net, for continuing operations	188,551	234,977	(6,209)
Total restructuring, impairments and other charges, net, for discontinued operations	84,445	57,285	1,738
Total restructuring, impairments and other charges (reversals), net	$272,996	$292,262	$(4,471)

The changes in restructuring, impairments and other charges (reversals), net, are primarily due to the timing of our restructuring initiatives.

2008 Restructuring Plan: In late 2007, we announced a restructuring plan to change our business strategy to be more aligned with our core competencies, which are to provide highly scaleable, reliable and secure Internet infrastructure and identity services to customers around the world. The 2008 restructuring plan includes workforce reductions, abandonment of excess facilities and other exit costs. As of December 31, 2008, we recorded $69.6 million in restructuring charges, inclusive of amounts for discontinued operations, under our 2008 restructuring plan. See Note 5, "Restructuring, Impairments and Other Charges (Reversals), Net," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information on our restructuring plans.

Under our 2008 restructuring plan, through December 31, 2008, we notified certain employees of their termination and recognized total consolidated expense relating to severance and benefit costs of $63.8 million, inclusive of amounts for discontinued operations. As part of the 2008 restructuring plan, we anticipate recording additional charges related to our workforce reduction, excess facilities and other exit costs, the timing of which will primarily depend upon the timing of notification of the employees leaving VeriSign as determined by local employment laws and business requirements, and as we exit facilities. In addition, we anticipate incurring additional charges associated with productivity improvement initiatives and expense reduction measures. While the estimate of these charges is not yet finalized, the total amount and timing of these charges will depend upon the nature, timing, and extent of these future actions.

2007 Restructuring Plan: In January 2007, we initiated a restructuring plan to execute a company-wide reorganization replacing our previous business unit structure with a combined worldwide sales and services team, and an integrated development and products organization. The restructuring plan included workforce reductions, abandonment of excess facilities and other exit costs.

2003 and 2002 Restructuring Plans: In November 2003, we initiated a restructuring plan related to the sale of our Network Solutions business and the realignment of other business units. In April 2002, we initiated a plan to restructure our operations to rationalize, integrate and align resources. All charges relating to the 2002 and 2003 plans have been incurred as of December 31, 2008.

Impairment of goodwill and other intangible assets

In 2008, we recorded a goodwill impairment charge of $77.6 million related to our VeriSign Japan reporting unit, which is classified as continuing operations. In 2008, we also recorded a goodwill impairment charge of $45.8 million related to our Post-pay business, which is classified as discontinued operations. See Note 7, "Goodwill and Other Intangible Assets," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding the impairment of goodwill related to the VeriSign Japan and Post-pay reporting units.

In 2007, we recorded impairment charges of $182.2 million and $62.6 million related to goodwill and other intangible assets, respectively, related to our former Content Services reporting unit, as a result of our decision to divest our non-core businesses. In 2007, the entire impairment charge related to goodwill was classified as continuing operations and of the impairment charge related to other intangible assets, $15.6 million was classified as continuing operations and $47.0 million was classified as discontinued operations.

In 2007, we wrote off approximately $4.8 million of other intangible assets specifically related to abandoned technology acquired for a specific customer, all of which relates to continuing operations. In 2006, we wrote off approximately $2.0 million of other intangible assets specifically related to abandoned technology acquired for a specific customer, which is classified as discontinued operations.

Other charges

In 2008, we recorded a loss of $79.1 million in continuing operations as a result of the sale of certain Mountain View facilities. The sale of the Mountain View facilities was consummated as a result of our 2008 restructuring plan to divest or wind down our non-core businesses. In 2007, we recognized an impairment charge of $4.3 million for property and equipment, net, of the former Content Services business reporting, which is classified as continuing operations. In 2007, we recorded additional other charges of $9.0 million for excess and obsolete property and equipment, specifically related to a significant change in the operations of an asset group. Of the total consolidated other charges, $0.9 million relates to discontinued operations in 2007.

Amortization of Other Intangible Assets

A comparison of amortization of other intangible assets is presented below:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Amortization of other intangible assets for continuing operations	$10,069	$ 16,506	$ 29,258
Amortization of other intangible assets for discontinued operations	15,594	99,558	93,509
Total amortization of other intangible assets	$25,663	$116,064	$122,767

2008 compared to 2007: Total amortization of other intangible assets decreased $90.4 million primarily due to a $62.6 million impairment charge to other intangible assets in 2007, the reclassification of certain other intangible assets to assets held for sale during 2008 and due to certain other intangible assets becoming fully amortized in 2007. The Company ceases to amortize its other intangible assets upon reclassification to assets held for sale.

2007 compared to 2006: Total amortization of other intangible assets decreased $6.7 million primarily due to certain other intangible assets sold as part of the divestiture of our majority ownership interest in Jamba in the first quarter of 2007, partially offset by an increase related to other intangible assets acquired in business combinations in 2006.

See Note 7, "Goodwill and Other Intangible Assets," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information.

Acquired In-process Research and Development

In 2006, we wrote off $16.7 million of in-process research and development ("IPR&D") acquired, of which $5.1 million is classified as discontinued operations. At the date of each acquisition, the projects associated with the IPR&D efforts had not yet reached technological feasibility and the research and development in process had no alternative future uses. Accordingly, these amounts were charged to expense on the respective acquisition date of each of the acquired companies. In 2008 and 2007, we did not acquire any IPR&D.

Other Income, Net

Other income, net, consists primarily of interest earned on our cash, cash equivalents, and investments, interest expense related to our borrowings, net gains or losses on the sale and impairment of investments, net gains or losses on the divestiture of businesses, realized and unrealized gains and losses on the contingent interest derivative on the Convertible Debentures, income from transition services agreements, and the net effect of foreign currency gains and losses. The net effect of foreign currency gains and losses is included in Other, net, in the table below.

A comparison of other income, net, is presented below:

	Year Ended December 31,		
	2008	**2007**	**2006**
		(In thousands)	
Interest income	$ 16,376	$ 47,074	$27,123
Interest expense	(41,062)	(18,266)	(7,838)
Net (loss) gain on sale and impairment of investments	(6,365)	(1,788)	21,234
Net gain on divestiture of businesses and unconsolidated entities	80,583	71,216	—
Unrealized gain on joint venture call options	—	10,925	—
Realized and unrealized gain (loss) on contingent interest derivative on Convertible Debentures	3,616	(15,301)	—
Income from transition services agreements	3,641	—	—
Other, net	(4,316)	758	2,601
Total other income, net	$ 52,473	$ 94,618	$43,120

2008 compared to 2007: Other income, net, decreased $42.1 million in 2008. Interest income decreased $30.7 million due to lower average invested balances, primarily resulting from stock repurchase activity in 2008, as well as lower average interest rates. Interest expense increased $22.8 million primarily due to interest expense on our Convertible Debentures issued in August 2007. In 2008, we recognized a gain of $77.9 million upon the divestiture of our remaining 49% ownership interest in the Jamba joint ventures, compared to a gain of $68.2 million recognized in 2007 upon the divestiture of our majority ownership interest in Jamba. In 2008, we

recorded a charge of $8.2 million for an other-than-temporary impairment of funds held by the Primary Fund and the International Fund as a result of management's assessment of our investment portfolio with consideration to the economic market conditions at the time. In 2008, we recorded $3.6 million of unrealized gains on the contingent interest derivative on our Convertible Debentures compared to $15.3 million of realized and unrealized losses on the contingent interest derivative on Convertible Debentures in 2007. Since we are required to mark-to-market the fair value of the contingent interest derivative on our Convertible Debentures at each reporting period, such revaluation could result in further gains and losses. We have entered into certain transition services agreements with the purchasers of certain divested businesses. The income received from such agreements was $3.6 million in 2008.

2007 compared to 2006: Other income, net, increased $51.5 million in 2007. Interest income increased $20.0 million due to higher average cash balances throughout the year, primarily resulting from the issuance of our Convertible Debentures as well as the lack of cash outlays on acquisitions in 2007. Interest expense increased $10.4 million primarily due to interest expense related to our Convertible Debentures issued in August 2007. We recognized a gain of approximately $68.2 million upon the divestiture of our majority ownership interest in Jamba. We recorded $10.9 million of unrealized gain on the joint venture call options and $15.3 million of realized and unrealized losses on the contingent interest derivative on our Convertible Debentures. Other activity during 2007 included a $1.8 million net loss on the sale of investments and a $3.0 million gain on the divestiture of a business unit.

Income Tax Expense

For the years ended December 31, 2008, 2007, and 2006, we recorded income tax expense from continuing operations of $42.8 million or 34.7% of pretax income, income tax benefit of $9.3 million or 6.1% of pretax loss, and income tax benefit of $297.2 million or (441.1)% of pretax income, respectively.

Our effective tax rate increased in 2008 as compared to 2007 primarily due to the 2008 estimated losses on assets held for sale, impairments of nondeductible goodwill and the agreement to the conclusions of the Internal Revenue Service ("IRS") examination for fiscal years 2004 and 2005, partially offset by the release of valuation allowances and tax reserves related to the utilization of certain carryforward attributes and statute closures.

Our effective tax rate increased in 2007 as compared to 2006 primarily due to the 2007 impairments of nondeductible goodwill and a benefit for the reduction in our valuation allowance in 2006 partially offset by the implementation of a global business structure in 2006. Our effective tax rate in 2007 also differs from 2006 because we were granted relief from the IRS in 2006 for an uncertainty regarding a tax benefit resulting from a prior divestiture. As a result, we benefited income tax expense of $113.4 million in 2006.

As of December 31, 2008, we had deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $352.0 million before the offset of certain deferred liabilities. With the exception of certain deferred tax assets related to book impairments on investments and certain foreign net operating loss carryforwards, management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. During 2008, we released a valuation allowance of $16.0 million related to the utilization of U.S. federal and state capital loss carryforwards. During 2008, we also released a valuation allowance of $7.4 million related to the deferred tax assets of our Australian subsidiary. Such release resulted in a benefit to Income tax expense of $3.8 million and a reduction to Goodwill of $3.6 million. We will continue to evaluate the realizability of our deferred tax assets quarterly and will assess the need for additional valuation allowances, if any, in subsequent quarters.

On December 29, 2008, we received and agreed to a "Revenue Agent's Report" reflecting the IRS' conclusion of its audit of the years ended December 31, 2004 and December 31, 2005. The Company agreed with the IRS' conclusions which primarily related to the research and experimental tax credits, the results of which are reflected in the tax expense in the amount of $12.7 million for the year ended December 31, 2008.

Loss from Unconsolidated Entities, Net of Tax

Loss from unconsolidated entities, net of tax, represents the net loss recognized from the Jamba joint ventures entered into in the first quarter of 2007.

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Loss from unconsolidated entities, net of tax	$(3,868)	$(2,018)	$—

2008 compared to 2007: Loss from unconsolidated subsidiaries, net of tax, increased due to a decrease in revenues and an increase in operating expenses in the Jamba joint ventures. On October 6, 2008, we sold our remaining 49% ownership interest in the Jamba joint ventures to Fox.

2007 compared to 2006: Loss from unconsolidated subsidiaries, net of tax, was $2.0 million during 2007.

Minority Interest, Net of Tax

Minority interest, net of tax represents the portion of net income belonging to minority shareholders of our consolidated subsidiary, VeriSign Japan.

The following table presents a comparison of minority interest, net of tax:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Minority interest, net of tax	$16,009	$(3,840)	$(2,875)

2008 compared to 2007: Minority interest, net of tax, decreased primarily due to a goodwill impairment charge related to our VeriSign Japan reporting unit.

2007 compared to 2006: Minority interest, net of tax, increased primarily due to an increase in SSL Certificate Services revenues from our VeriSign Japan subsidiary.

Discontinued Operations, Net of Tax

As of December 31, 2008, businesses classified as held for sale and presented as discontinued operations included the following: Messaging and Mobile Media Services, CPS, Communications Services, International Clearing, RTP and ESS. Businesses that have been divested in 2008, and whose results of operations are reflected as discontinued operations include the following: DBMS, Post-pay, Communications Consulting, EMM and SC&A.

The following table presents the revenues and the components of discontinued operations, net of tax:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Revenues	$ 593,700	$654,383	$585,935
(Loss) income before income taxes	$ (18,930)	$ 16,981	$ 65,767
Income tax expense	(26,726)	(19,930)	(44,573)
(Loss) income from discontinued operations	(45,656)	(2,949)	21,194
(Loss) gain on sale of discontinued operations and estimated losses on assets held for sale, before income taxes	(433,232)	1,357	—
Income tax benefit	11,604	—	—
(Loss) gain on sale of discontinued operations	(421,628)	1,357	—
Total (loss) income from discontinued operations	$(467,284)	$ (1,592)	$ 21,194

Liquidity and Capital Resources

	As of December 31, 2008	As of December 31, 2007
	(In thousands)	
Cash and cash equivalents	$789,068	$1,376,722
Restricted cash	1,858	46,936
Total	$790,926	$1,423,658

At December 31, 2008, our principal source of liquidity was $790.9 million of cash and cash equivalents and restricted cash.

In 2008, we divested certain non-core businesses for a total consideration of $102.4 million. In 2008, we received cash consideration of $74.9 million, net of $12.1 million of cash contributed and $ 1.6 million of transaction costs. The remaining balance of $13.8 million is expected to be received in 2009. See Note 4, "Assets Held for Sale and Discontinued Operations," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding the completed divestitures.

In October 2008, we sold our remaining 49% ownership interest in the Jamba joint ventures to Fox for $199.4 million. Pursuant to the sale agreement, certain outstanding debts and accrued but unpaid interest owed among us and the Jamba joint ventures have been repaid, and we agreed to the settlement and discharge of all other amounts owed among us and the Jamba joint ventures as of the date of the agreement.

In October 2008, we completed the acquisition of GNR for approximately $11.7 million in cash (net of cash acquired of $1.1 million), which included $0.6 million to cover certain transaction costs.

In September 2008, the trust established during 2004 for our director and officer liability self-insurance coverage was terminated, and as a result $45.0 million was released from the trust. As of December 31, 2008, the amount is recorded as Cash and cash equivalents as our ability to use it is no longer restricted.

In June 2008, we sold certain property and equipment in our Mountain View, California location for a cash consideration of $47.6 million, net of transaction costs, and recorded a loss of $79.1 million in continuing operations. As a part of the transaction, we entered into a lease agreement with the purchaser of our Mountain View property. Under the terms of the lease agreement, we leased the property for an initial term of 30 months, which will expire on December 31, 2010, with an option to extend the lease for five years from the date of initial term expiration. Our lease obligations under the term will be approximately $5.6 million and $5.4 million in 2009 and 2010, respectively.

In 2008, we entered into an ASR agreement to repurchase $600.0 million of our common stock under the 2008 Stock Repurchase Program and paid $600.0 million to a financial institution in exchange for an initial purchase of 15.1 million shares. The ASR agreement was completed on July 10, 2008, when we received an additional 1.4 million shares for an aggregate of 16.5 million shares under the terms of the ASR agreement. The average price per share paid on the ASR agreement was $36.33. In August 2008, our Board of Directors authorized additional stock repurchases under our 2008 Stock Repurchase Program of an aggregate purchase price of $680.0 million of our common stock. We currently have $680.0 million remaining for further repurchases under the 2008 Stock Repurchase Program.

In the first quarter of 2008, we repurchased approximately 15.9 million shares of our common stock at an average stock price of $33.85 per share for an aggregate cost of $544.7 million under the 2006 Stock Repurchase Program. In July 2008, we repurchased approximately 3.5 million shares of our common stock at an average stock price of $34.38 per share for an aggregate of $120.0 million pursuant to a stock repurchase agreement with a financial institution under the 2006 Stock Repurchase Program. In November 2008, we repurchased

approximately 2.7 million shares of our common stock at an average stock price of $18.83 per share for an aggregate cost of $50.0 million under the 2006 Stock Repurchase Program. As of December 31, 2008, approximately $270.0 million is available for further repurchases under the 2006 Stock Repurchase Program.

In aggregate, as of December 31, 2008, $950.0 million is available for repurchase of our common stock under the 2008 and 2006 Stock Repurchase Programs.

As of December 31, 2008, we have $1.9 million classified as restricted cash, of which $0.3 million is pledged as collateral for standby letters of credit that guarantee certain of our contractual obligations, primarily relating to our real estate lease agreements, the longest of which is expected to mature in 2010, and $1.6 million represents employee payroll withholdings, net of claims, paid related to the short-term disability program under the State of California Employment Development Department's Voluntary Plan Fund guidelines.

In 2007, we issued $1.25 billion principal amount of 3.25% convertible debentures due 2037. We are required to pay cash interest semiannually on February 15 and August 15 of each year until maturity. In 2008, we paid $40.1 million for interest on the Convertible Debentures.

In 2006, we entered into a $500.0 million senior unsecured revolving credit facility (the "Facility") with a syndicate of banks and other financial institutions under which VeriSign, or certain designated subsidiaries may be borrowers. The Facility is available for cash borrowings up to $500.0 million and for the issuance of letters of credit up to a maximum limit of $50.0 million. In 2008, we received and paid in full $200.0 million from a draw-down of the Facility. As of December 31, 2008, there were no outstanding borrowings under the Facility. Any future borrowings under the Facility will be used for working capital, capital expenditures, permitted acquisitions and repurchases of our common stock and other lawful corporate purposes. See Note 9, "Credit Facility," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information.

In summary, our cash flows were as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Net cash provided by operating activities	$482,043	$471,989	$474,787
Net cash provided by (used in) investing activities	78,755	210,557	(562,404)
Net cash (used in) provided by financing activities	(1,164,027)	188,671	110,735
Effect of exchange rate changes on cash and cash equivalents	15,575	3,721	6
Net (decrease) increase in cash and cash equivalents	$(587,654)	$874,938	$23,124

Net cash provided by operating activities

Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel related expenditures, and other general operating expenses, as well as payments related to taxes and facilities.

2008 compared to 2007: Cash provided by operations increased primarily due to an increase in revenues in 2008 coupled with an increase in cash collections from customers due to an improved collection process implemented in 2008. The increase in cash receipts was partially offset by payments for interest on our Convertible Debentures, and a decrease in interest income received due to lower average cash balances and lower interest rates in 2008.

2007 compared to 2006: Cash provided by operations decreased marginally primarily due to a decrease in cash received from customers resulting from the divestiture of our majority interest in Jamba, coupled with the timing of receipts from customers. The decrease in cash receipts was partially offset by a decrease in cash

payments to suppliers and employees primarily resulting from lower headcount, an increase in cash received for interest income due to higher average cash balances in 2007 and a decrease in cash payments for income taxes due to lower pre-tax income in 2007.

Net cash provided by (used in) investing activities

The changes in cash flows from investing activities primarily relate to business combinations, divestiture of businesses, timing of purchases, maturities and sales of investments, purchases of property and equipment, investments in unconsolidated entities and long-term note receivable.

2008 compared to 2007: Net cash provided by investing activities decreased primarily due to the reclassification of the money-market funds held by The Reserve classified as cash equivalents to prepaid expenses and other current assets in 2008, offset by an increase in proceeds received in 2008 due to the divestiture of businesses, the sale of our investments in unconsolidated entities, the sale of property and equipment related to part of our Mountain View facilities and the termination of the trust established for our director's and officer's liability self-insurance coverage. The decrease was also due to lower cash proceeds from maturities and sales of investments and cash spent on our acquisition of GNR, partially offset by lower cash spent on purchases of property and equipment.

2007 compared to 2006: Net cash provided by investing activities increased primarily due to proceeds received upon the divestiture of our majority ownership interest in Jamba and certain other businesses, and a decrease in cash spent on business combinations and purchases of investments, partially offset by a decrease in cash received from maturities and sales of investments.

Net cash (used in) provided by financing activities

The changes in cash flows from financing activities primarily relate to borrowings and payments under debt obligations, as well as stock repurchase and stock option exercise activities.

2008 compared to 2007: Net cash used in financing activities increased primarily due to stock repurchases in 2008 without corresponding proceeds from financing activities, as compared to 2007 when stock repurchases were primarily funded by proceeds received from the issuance of the Convertible Debentures. The remaining increase in cash used in financing activities is primarily due to an increase in stock repurchases in 2008 and a decrease in proceeds received from issuance of common stock from stock option exercises and employee stock purchase plans.

2007 compared to 2006: Net cash provided by financing activities increased primarily due to proceeds received from issuance of the Convertible Debentures and an increase in proceeds received from the issuance of common stock upon stock option exercises and employee stock purchase plan purchases, partially offset by an increase in cash spent for stock repurchase activities and repayment of short-term debt under the Facility.

We believe existing cash and cash equivalents, together with funds generated from operations and the availability of financing, if necessary, from our Facility should be sufficient to meet our working capital, capital expenditure requirements and to service our debt for the next 12 months. Our philosophy regarding the maintenance of a balance sheet with a large component of cash, cash equivalents and short-term investments reflects our views on potential future capital requirements relating to expansion of our businesses, related acquisitions, and share repurchases. We regularly assess our cash management approach and activities in view of our current and potential future needs.

Impact of Inflation

We believe that inflation has not had a significant impact on our operations during 2008, 2007 and 2006.

Property and Equipment Expenditures

Our planned property and equipment expenditures for 2009 are anticipated to be approximately $104 million and will primarily be focused on productivity, cost improvement and market development initiatives for our 3IS business.

Contractual Obligations

The following table summarizes our significant non-cancelable contractual obligations at December 31, 2008, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period				
	Total	2009	2010-2011	2012-2013	Thereafter
			(In thousands)		
Contractual obligations					
Operating lease obligations	$ 110,730	$ 31,019	$ 43,583	$ 19,766	$ 16,362
Purchase obligations	35,896	28,969	6,884	43	—
ICANN agreement	67,500	15,000	36,000	16,500	—
Junior subordinated convertible debentures—principal and interest	2,428,125	40,625	81,250	81,250	2,225,000
Total	$2,642,251	$115,613	$167,717	$117,559	$2,241,362

As of December 31, 2008, we had commitments under non-cancelable operating leases for our facilities for various terms through 2017. See Note 15, "Commitments and Contingencies," *Leases*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

We enter into certain purchase obligations with various vendors. Our significant purchase obligations primarily consist of firm commitments with telecommunication carriers and other service providers. We do not have any significant purchase obligations beyond 2012.

In June 2008, we entered into a lease agreement with the purchaser of our Mountain View property. Under the terms of the lease agreement, we will lease the property for an initial term of 30 months, which will expire on December 31, 2010, with an option to extend the lease for five years from the date of initial term expiration. Our lease obligations under the term will be approximately $5.6 million and $5.4 million in 2009 and 2010, respectively.

In 2007, we issued $1.25 billion principal amount of 3.25% convertible debentures due 2037. We will pay cash interest semiannually to the holders of the Convertible Debentures on February 15 and August 15 of each year until maturity. Interest paid for the Convertible Debentures for the year ended December 31, 2008, was approximately $40.1 million. See Note 10, "Junior Subordinated Debentures," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

In 2006, we entered into a contractual agreement with ICANN to be the sole registry operator for domain names in the *.com* top-level domain through November 30, 2012. Under the agreement, we paid ICANN fixed registry level fees of $10.0 million in 2008 and $10.0 million in 2007. Beginning in 2009, the agreement provides for contingent payments upon meeting certain criteria based on growth in the number of annual domain name registrations. As of December 31, 2008, we have met the criteria and as a result our contractual payments will increase to the amounts as listed in the table above for the respective future periods.

We provide for uncertain tax positions and adjust our unrecognized tax benefits accordingly. Due to the inherent uncertainty with respect to the timing of future cash outflows associated with our unrecognized tax benefits at December 31, 2008, we are unable to reliably estimate the timing of cash settlement with the respective taxing authorities. Therefore, $31.7 million of liabilities under FIN 48 have been excluded from the contractual obligations table above. See Note 14, "Income Taxes," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding our unrecognized tax benefits.

We enter into indemnification agreements with many of our customers and certain other business partners in the ordinary course of business. See Note 15, "Commitments and Contingencies," *Indemnifications*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding our indemnifications.

Off-Balance Sheet Arrangements

It is not our business practice to enter into off-balance sheet arrangements. As of December 31,2008, we did not have any significant off-balance sheet arrangements. See Note 15, "Commitments and Contingencies," *Off-Balance Sheet Arrangements*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

See Note 1, "Basis of Presentation," *Recent Accounting Pronouncements*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the latter half of 2008, there was a major disruption in the global credit markets due to the rising concerns about possible financial institution defaults, the bankruptcy filing of Lehman Brothers Holdings Inc. ("Lehman") and the potential for a deep economic recession. Following these disruptions, certain money market funds managed by The Reserve made various announcements that their underlying portfolios had experienced a loss of principal, the redemption rights of all holders were suspended indefinitely and the funds would be liquidated. The loss of principal was primarily related to the underlying securities of Lehman in the funds. At the time of the redemption suspension, we had $256.7 million invested in the Primary Fund and the International Fund which we had previously classified as Cash and cash equivalents and is now classified as Prepaid expenses and other current assets.

Due to the lack of an active market for most corporate and bank debt securities, we assessed the fair value of the underlying securities within the Primary Fund and the International Fund based on a review of current investment ratings of the underlying securities within the money-market funds coupled with an evaluation of the expected maturity value and the current performance of the securities within the funds in meeting scheduled payments of principal and interest. We based our estimates on historical experience and various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of our investments in the Primary Fund and the International Fund. During the third quarter of 2008, we recognized an other-than-temporary impairment loss of $8.2 million in Other (loss) income, net, related to the underlying securities of Lehman held in the Primary Fund and the International Fund and the related liquidity risk in the investment. The credit and capital markets deteriorated significantly in 2008 and may continue to deteriorate into 2009. If these markets deteriorate further, or if we are allocated a portion of the legal and/or administrative costs incurred by the Primary Fund and/or the International Fund during their liquidation process, we may incur additional impairments, which could negatively affect its financial position, cash flows and results of operations. The timing of additional distributions from these money market funds are currently subject to the discretion of the funds' boards of directors, possible oversight by the SEC and resolution of certain pending and possible future lawsuits against The Reserve.

During the fourth quarter of 2008, we received a distribution of $98.2 million from the Primary Fund. As of December 31, 2008, we had $150.3 million in the Primary Fund and the International Fund. On January 30, 2009, we received $85.8 million from The Reserve's International Fund and on February 20, we received $8.3 million from The Reserve's Primary Fund. The total distributions to date represents approximately 85% and 65% of our total investment in the Primary Fund and the International Fund, respectively.

Interest rate sensitivity

We invest our cash primarily in money market funds. In general, money market funds are not considered to be subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of December 31, 2008, our cash and cash equivalents consisted primarily of money market funds.

Foreign exchange risk management

We conduct business throughout the world and transact in multiple foreign currencies. As we continue to expand our international operations we are increasingly exposed to currency exchange rate risks. Our foreign currency risk management program is designed to mitigate foreign exchange risks associated with the monetary and non-monetary assets and liabilities of our operations that are denominated in non-functional currencies. The primary objective of this program is to minimize the gains and losses to income resulting from fluctuations in exchange rates. We may choose not to hedge certain foreign exchange exposures due to immateriality, prohibitive economic cost of hedging particular exposures, and limited availability of appropriate hedging instruments. We do not enter into foreign currency transactions for trading or speculative purposes, nor do we hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts and in each case these contracts are limited to a duration of less than 12 months. As of December 31, 2008, our exposure to foreign currency fluctuations was not significant.

At December 31, 2008, we held forward contracts in notional amounts totaling $69.0 million to mitigate the impact of exchange rate fluctuations associated with certain foreign currencies. All forward contracts are recorded at fair market value.

A hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the foreign currency derivatives outstanding would result in a decrease/increase in income of approximately $6 million. However, this would be largely offset by the remeasurement of our foreign-currency denominated monetary and non-monetary assets and liabilities resulting in an insignificant net impact to income.

A hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the foreign currencies in which our revenues and expenses are denominated would not result in a significant impact to our financial statements.

There are inherent limitations in the sensitivity analysis presented, due primarily to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Market risk management

The fair market value of the Convertible Debentures issued by us and due August 2037, is subject to interest rate risk and market risk due to the convertible feature of the debentures. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The fair market value of the Convertible Debentures will also increase as the market price of our stock increases and decrease as the market price falls. The interest and market value changes affect the fair market value of the Convertible Debentures but do not impact our financial position, cash flows or results of operations. As of December 31, 2008, the fair value of the Convertible Debentures was approximately $812.5 million, based on quoted market prices.

The fair market value of the contingent interest derivative on Convertible Debentures is also subject to interest rate risk and market risk. Generally, the fair market value of the contingent interest derivative will change due to changes in interest rates as well as due to changes in the fair market value of the Convertible Debentures.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

VeriSign's financial statements required by this Item are set forth as a separate section of this Form 10-K. See Item 15 (a)1 for a listing of financial statements provided in the section titled "Financial Statements."

Supplementary Data (Unaudited)

The following tables set forth unaudited supplementary quarterly financial data for the two year period ended December 31, 2008. In management's opinion, the unaudited data has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented.

All previously reported quarters have been adjusted to show the discontinued operations of our dispositions. Previously filed annual reports on Form 10-K and quarterly reports on Form 10-Q affected by the dispositions have not been amended and should not be relied upon.

	2008				
	Quarter Ended				Year Ended
	March 31 (4)	June 30 (5)	September 30 (6)	December 31 (7)	December 31
	As Adjusted (3)	As Adjusted (3)	As Adjusted (3)		
	(In thousands, except per share data)				
Continuing operations:					
Revenues	$232,533	$239,162	$ 243,031	$ 247,009	$ 961,735
Cost of revenues	58,063	54,087	55,626	59,575	227,351
Other operating costs and expenses (1)	145,414	201,547	119,961	196,684	663,606
Operating income (loss)	29,056	(16,472)	67,444	(9,250)	70,778
Income (loss)	16,825	(13,192)	41,998	46,961	92,592
Income (loss) per share (2):					
Basic	$ 0.08	$ (0.07)	$ 0.22	$ 0.24	$ 0.47
Diluted	$ 0.08	$ (0.07)	$ 0.21	$ 0.24	$ 0.46
Discontinued operations:					
Revenues	$160,942	$151,756	$ 144,786	$ 136,216	$ 593,700
Cost of revenues	94,926	85,351	79,868	64,417	324,562
Other operating costs and expenses (1)	73,062	111,687	54,736	24,192	263,677
Operating (loss) income	(7,046)	(45,282)	10,182	47,607	5,461
Loss	(24,130)	(55,695)	(242,830)	(144,629)	(467,284)
Loss per share (2):					
Basic	$ (0.12)	$ (0.28)	$ (1.26)	$ (0.75)	$ (2.37)
Diluted	$ (0.11)	$ (0.28)	$ (1.24)	$ (0.74)	$ (2.33)
Total:					
Net (loss) income	$ (7,305)	$ (68,887)	$(200,832)	$ (97,668)	$(374,692)
Net (loss) income per share (2):					
Basic	$ (0.04)	$ (0.35)	$ (1.04)	$ (0.51)	$ (1.90)
Diluted	$ (0.03)	$ (0.35)	$ (1.03)	$ (0.50)	$ (1.87)

(1) Other operating costs and expenses include sales and marketing expenses, research and development expenses, general and administrative expenses, restructuring, impairments and other charges, net, and amortization of other intangible assets.

(2) Net income (loss) per share is computed independently. Therefore, the sum of the quarterly net income (loss) per share may not equal the total computed for the fiscal year or any cumulative interim period.

(3) During the fourth quarter of 2008, we identified certain matters related to historical timing of revenue recognition. In presenting our quarterly financial data, we have adjusted our revenues from continuing operations by $2.0 million, $1.4 million and $1.3 million for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, respectively. As a result of our adjustments to revenues of continuing operations, our net loss increased $1.2 million, $0.9 million and $0.8 million for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, respectively.

(4) Loss from discontinued operations for the quarter ended March 31, 2008, includes an impairment charge of $25.5 million for estimated losses on assets held for sale.

(5) Loss from continuing operations for the quarter ended June 30, 2008, includes a $79.1 million loss as a result of the sale on a certain portion of our Mountain View facilities. Loss from discontinued operations for the quarter ended June 30, 2008, includes a goodwill impairment charge of $45.8 million related to our Post-pay reporting unit and a charge of $45.9 million for estimated losses on assets held for sale.

(6) Loss from discontinued operations for the quarter ended September 30, 2008, includes a charge of $237.4 million for estimated losses on assets held for sale.

(7) Operating loss from continuing operations for the quarter ended December 31, 2008, includes a goodwill impairment charge of $77.6 million related to our VeriSign Japan reporting unit. Income from continuing operating includes a gain of $66.9 million, net of an income tax expense of $11.0 million, on the sale of our remaining 49% ownership interest in the Jamba joint ventures, and $19.0 million from minority interest as a result of the impairment charge related to our VeriSign Japan reporting unit. Loss from discontinued operations for the quarter ended December 31, 2008, includes a charge of $174.6 million for estimated losses on assets held for sale.

	2007				
	Quarter Ended				Year Ended
	March 31 (5)	June 30	September 30	December 31 (6)	December 31
	As Adjusted (3)	As Adjusted (3)	As Adjusted (3) (4)	As Adjusted (3) (4)	
	(In thousands, except per share data)				
Continuing operations:					
Revenues	$211,539	$202,004	$212,260	$ 221,654	$ 847,457
Cost of revenues	65,503	59,002	60,045	56,412	240,962
Other operating costs and expenses (1)	169,352	169,627	141,481	371,827	852,287
Operating (loss) income	(23,316)	(26,625)	10,734	(206,585)	(245,792)
Income (loss)	54,813	(18,273)	5,849	(190,125)	(147,736)
Income (loss) per share (2):					
Basic	$ 0.22	$ (0.07)	$ 0.02	$ (0.85)	$ (0.62)
Diluted	$ 0.22	$ (0.07)	$ 0.02	$ (0.85)	$ (0.62)
Discontinued operations:					
Revenues	$164,146	$164,146	$162,994	$ 163,097	$ 654,383
Cost of revenues	87,264	91,342	90,882	91,644	$ 361,132
Other operating costs and expenses (1)	65,551	52,978	58,497	99,047	276,073
Operating income (loss)	11,331	19,826	13,615	(27,594)	17,178
Income (loss)	5,837	12,659	8,265	(28,353)	(1,592)
Income (loss) per share (2):					
Basic	$ 0.03	$ 0.05	$ 0.04	$ (0.13)	$ (0.01)
Diluted	$ 0.02	$ 0.05	$ 0.04	$ (0.13)	$ (0.01)
Total:					
Net income (loss)	$ 60,650	$ (5,614)	$ 14,114	$(218,478)	$(149,328)
Net income (loss) per share (2):					
Basic	$ 0.25	$ (0.02)	$ 0.06	$ (0.98)	$ (0.63)
Diluted	$ 0.24	$ (0.02)	$ 0.06	$ (0.98)	$ (0.63)

(1) Other operating costs and expenses include sales and marketing expenses, research and development expenses, general and administrative expenses, restructuring, impairments and other charges, net, and amortization of other intangible assets.

(2) Net income (loss) per share is computed independently. Therefore, the sum of the quarterly net income (loss) per share may not equal the total computed for the fiscal year or any cumulative interim period(s). .

(3) During the fourth quarter of 2008, we identified certain matters related to historical timing of revenue recognition. In presenting our quarterly financial data, we have adjusted our revenues from continuing operations by $1.8 million, $1.5 million, $1.4 million and $1.7 million for the quarters ended March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007, respectively. As a result of our adjustments to revenues of continuing operations, our net income decreased $1.1 million for the quarter ended March 31, 2007, our net loss increased $0.9 million for the quarter ended June 30, 2007, our net income decreased $0.8 for the quarter ended September 30, 2007, and our net loss increased $1.0 million for the quarter ended December 31, 2007.

(4) During 2008, we identified that we did not accrue for penalties incurred related to late payment of federal and state payroll taxes, which resulted in an increase in other costs and expenses and a decrease in net income (loss) As a result, we recorded penalties and interest of approximately $4.1 million and $1.9 million for the quarters ended September 30, 2007 and December 31, 2007, respectively.

(5) Income from continuing operations for the quarter ended March 31, 2007, includes a gain on sale of $75.0 million initially recognized upon the divestiture of our majority ownership interest in Jamba.

(6) Operating loss from continuing operations for the quarter ended December 31, 2007, includes an impairment charge of $202.1 million for certain long-lived assets related to our Content Services reporting unit. Loss from continuing operations for the quarter ended December 31, 2007, includes a subsequent adjustment to reduce the gain on the divestiture by $6.8 million, as a result of a settlement for net working capital in accordance with the Jamba joint venture agreements. Operating loss from discontinued operations for the quarter ended December 31, 2007, includes an impairment charge of $47.0 million for certain long-lived assets.

Our quarterly revenues and operating results are difficult to forecast. Therefore, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and should not be relied upon as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our common stock would likely decline. For further information regarding the quarterly fluctuation of our revenues and operating results, see Item 1A, "Risk Factors-Our operating results may fluctuate and our future revenues and profitability are uncertain."

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

a. Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation, with the participation of our Chief Executive Officer, on an interim basis (our principal executive officer) and our acting Chief Financial Officer (our principal financial officer), as of the end of the period covered by this Annual Report on Form 10-K, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

b. Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer, on an interim basis, and acting Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation under the COSO framework, management has concluded that our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, an independent registered public accounting firm, has issued a report concerning the effectiveness of our internal control over financial reporting as of December 31, 2008. See "Report of Independent Registered Public Accounting Firm" in Item 15 of this Form 10-K.

c. Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

d. Inherent Limitations of Disclosure Controls and Internal Control Over Financial Reporting

Because of its inherent limitations, our internal control over financial reporting may not prevent material errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The continued effectiveness of our internal control over financial reporting is subject to risks, including that the control may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item relating to our directors and nominees, regarding compliance with Section 16(a) of the Securities Act of 1934, and regarding our Audit Committee will be included under the captions "Proposal No. 1: Election of Directors," "Security Ownership of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in our Proxy Statement related to the 2009 Annual Meeting of Shareholders and is incorporated herein by reference.

Pursuant to General Instruction G(3) of Form 10-K, the information required by this item relating to our executive officers is included under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and other senior accounting officers. This code of ethics, titled "Code of Ethics for the Chief Executive Officer and Senior Financial Officers," is posted on our website along with our "Code of Ethics and Business Conduct" that applies to all officers and employees, including the aforementioned officers. The Internet address for our website is *www.verisign.com*, and the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" may be found from our main Web page by clicking first on "About VeriSign" and then on "Corporate Governance" under "Investor Relations," next on "Codes of Business Conduct" under "Corporate Governance," and finally on "Code of Ethics for the Chief Executive Officer and Senior Financial Officers." The "Code of Ethics and Business Conduct" applicable to all officers and employees can similarly be found on the Web page for "Codes of Business Conduct" under the link entitled "Code of Business Conduct."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" or, to the extent also applicable to the principal executive officer, principal financial officer, or other senior accounting officers, the "Code of Ethics and Business Conduct" by posting such information on our website, on the Web page found by clicking through to "Codes of Business Conduct" as specified above.

ITEM 11. EXECUTIVE COMPENSATION

Information about Director and executive compensation is incorporated herein by reference from the discussion under the caption "Executive Compensation" in our Proxy Statement related to the 2009 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated herein by reference from the discussion under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement related to the 2009 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and transactions with related parties is incorporated by reference from the discussion under the captions "Policies and Procedures with Respect to Transactions with Related Parties" and "Certain Relationships and Related Transactions" in our Proxy Statement related to the 2009 Annual Meeting of Shareholders. Information about director independence is incorporated by reference from the discussion under the caption "Independence of Directors" in our Proxy Statement related to the 2009 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information about the fees for professional services rendered by our independent auditors in 2008 and 2007 is incorporated by reference from the discussion under the caption "Principal Accounting Fees and Services" in our Proxy Statement related to the 2009 Annual Meeting of Shareholders. Our Audit Committee's policy on pre-approval of audit and permissible non-audit services of our independent auditors is incorporated by reference from the section captioned "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors" in our 2009 Proxy Statement related to the 2009 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

Financial statements

- Reports of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2008 and 2007
- Consolidated Statements of Operations for the Years Ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006
- Notes to Consolidated Financial Statements

Financial statement schedules

- Financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

3. Exhibits

(a) Index to Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Date	Number	Filed Herewith
2.01	Agreement and Plan of Merger dated as of March 6, 2000, by and among the Registrant, Nickel Acquisition Corporation and Network Solutions, Inc.	8-K	3/8/00	2.1	
2.02	Agreement and Plan of Merger dated September 23, 2001, by and among the Registrant, Illinois Acquisition Corporation and Illuminet Holdings, Inc.	S-4	10/10/01	4.03	
2.03	Purchase Agreement dated as of October 14, 2003, as amended, among the Registrant and the parties indicated therein	8-K	12/10/03	2.1	
2.04	Sale and Purchase Agreement Regarding the Sale and Purchase of All Shares In Jamba! AG dated May 23, 2004 between the Registrant and certain other named individuals	10-K	3/16/05	2.04	
2.05	Asset Purchase Agreement dated October 10, 2005, as amended, among the Registrant, eBay, Inc. and the other parties thereto	8-K	11/23/05	2.1	
3.01	Fourth Amended and Restated Certificate of Incorporation of the Registrant	S-1	11/5/07	3.01	
3.02	Fifth Amended and Restated Bylaws of the Registrant	8-K	7/3/08	3.01	
4.01	Rights Agreement dated as of September 27, 2002, between the Registrant and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Summary of Stock Purchase Rights and as Exhibit C the Form of Rights Certificate	8-A	9/30/02	4.01	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
4.02	Amendment to Rights Agreement dated as of February 11, 2003, between the Registrant and Mellon Investor Services LLC, as Rights Agent	8-A/A	3/19/03	4.02	
4.03	Indenture dated as of August 20, 2007 between the Registrant and U.S. Bank National Association	8-K/A	9/6/07	4.1	
4.04	Registration Rights Agreement dated as of August 20, 2007 between the Registrant and J.P. Morgan Securities, Inc.	8-K/A	9/6/07	4.2	
10.01	Form of Revised Indemnification Agreement entered into by the Registrant with each of its directors and executive officers	10-K	3/31/03	10.02	
10.02	Registrant's 1998 Equity Incentive Plan, as amended through February 8, 2005	10-K	3/16/05	10.04	
10.03	Form of 1998 Equity Incentive Plan Restricted Stock Purchase Agreement	10-Q	11/14/03	10.1	
10.04	Form of 1998 Equity Incentive Plan Restricted Stock Unit Agreement	10-K	3/16/05	10.06	
10.05	409A Options Election Form and related documentation	8-K	1/4/07	99.01	
10.06	Registrant's 1998 Directors Stock Option Plan, as amended through May 22, 2003, and form of stock option agreement	S-8	6/23/03	4.02	
10.07	Registrant's 1998 Employee Stock Purchase Plan, as amended through January 30, 2007	10-Q	7/16/07	10.01	
10.08	Registrant's 2001 Stock Incentive Plan, as amended through November 22, 2002	10-K	3/31/03	10.08	
10.09	Registrant's 2006 Equity Incentive Plan, as adopted May 26, 2006	10-Q	7/12/07	10.02	
10.10	Registrant's 2006 Equity Incentive Plan, form of Stock Option Agreement	10-Q	7/12/07	10.03	
10.11	Registrant's 2006 Equity Incentive Plan, form of Directors Nonqualified Stock Option Grant	10-Q	8/9/07	10.01	
10.12	Nonqualified Registrant's 2006 Equity Incentive Plan, amended form of Nonqualified Directors Stock Option Grant	S-1	11/5/07	10.15	
10.13	Registrant's 2006 Equity Incentive Plan, form of Employee Restricted Stock Unit Agreement	10-Q	7/12/07	10.04	
10.14	Registrant's 2006 Equity Incentive Plan, form of Non-Employee Director Restricted Stock Unit Agreement	10-Q	7/12/07	10.05	
10.15	Registrant's 2006 Equity Incentive Plan, form of Performance-Based Restricted Stock Unit Agreement	8-K	8/30/07	99.1	
10.16	Registrant's 2007 Employee Stock Purchase Plan, as adopted August 30, 2007	S-1	11/5/07	10.19	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.17	Assignment Agreement, dated as of April 18, 1995 between the Registrant and RSA Data Security, Inc.	S-1	1/29/98	10.15	
10.18	BSAFE/TIPEM OEM Master License Agreement, dated as of April 18, 1995, between the Registrant and RSA Data Security, Inc., as amended	S-1	1/29/98	10.16	
10.19	Amendment Number Two to BSAFE/TIPEM OEM Master License Agreement dated as of December 31, 1998 between the Registrant and RSA Data Security, Inc.	S-1	1/5/99	10.31	
10.20	Non-Compete and Non-Solicitation Agreement, dated April 18, 1995, between the Registrant and RSA Security, Inc.	S-1	1/29/98	10.17	
10.21	Microsoft/VeriSign Certificate Technology Preferred Provider Agreement, effective as of May 1, 1997, between the Registrant and Microsoft Corporation*	S-1	1/29/98	10.18	
10.22	Master Development and License Agreement, dated as of September 30, 1997, between the Registrant and Security Dynamics Technologies, Inc.*	S-1	1/29/98	10.19	
10.23	Amendment Number One to Master Development and License Agreement dated as of December 31, 1998 between the Registrant and Security Dynamics Technologies, Inc.	S-1	1/5/99	10.30	
10.24	Consulting and Separation Agreement between the Registrant and Stratton D. Sclavos effective July 9, 2007	10-Q	8/9/07	10.03	
10.25	Severance and General Release Agreement between the Registrant and Rodney A. McCowan dated July 9, 2007	10-Q	8/9/07	10.04	
10.26	Severance and General Release Agreement between the Registrant and Dana L. Evan dated July 27, 2007	S-1	11/5/07	10.33	
10.27	Separation and General Release Agreement between the Registrant and Mark D. McLaughlin dated November 28, 2007	10-K	2/29/08	10.33	
10.28	Employment Offer Letter between the Registrant and Richard H. Goshorn dated April 25, 2007	10-Q	8/9/07	10.02	
10.29	Employment Offer Letter between the Registrant and Anne-Marie Law dated May 2, 2007	S-1	11/5/07	10.36	
10.30	Employment Offer Letter between the Registrant and Kevin A. Werner dated September 20, 2007	S-1	11/5/07	10.37	
10.31	Employment Offer Letter between the Registrant and Grant L. Clark dated September 20, 2007	S-1	11/5/07	10.38	
10.32	Employment Agreement between the Registrant and William A. Roper, Jr. dated November 26, 2007 with effect on May 27, 2007	10-K	2/29/08	10.39	
10.33	2006 .com Registry Agreement between VeriSign and ICANN, effective March 1, 2006	10-K	7/12/07	10.26	
10.34	Amendment No. Thirty (30) to Cooperative Agreement - Special Awards Conditions NCR-92-18742, between VeriSign and U.S. Department of Commerce managers	10-K	7/12/07	10.27	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.35	Deed of Lease between TST Waterview I, L.L.C. and the Registrant, dated as of July 19, 2001	10-Q	11/14/01	10.01	
10.36	Confirmation of Accelerated Purchase of Equity Securities dated August 14, 2007 between the Registrant and J P Morgan Securities, Inc. †	S-1	11/5/07	10.44	
10.37	Credit Agreement dated as of June 7, 2006 among Registrant and certain of its subsidiaries, the Designated Borrowers named therein, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto, Citibank, N.A., as Syndication Agent, JP Morgan Chase Bank, N.A., KeyBank National Association and U.S. Bank National Association, as Co-Documentation Agents, and Banc of America Securities LLC and Citigroup Global Markets, Inc., as joint lead arrangers and joint book running managers	8-K	6/7/06	10.1	
10.38	Amendment Agreement dated September 17, 2007 by and among Registrant, the several financial institutions thereto and Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender	8-K	9/21/07	99.1	
10.39	Subsidiary Guaranty dated June 7, 2006, made by the subsidiaries of Registrant named therein in favor of the Lenders party to the Credit Agreement, the L/C Issuer, the Swing Line Lender and Bank of America, N.A., as Administrative Agent	8-K	6/7/06	10.1	
10.40	Company Guaranty dated June 7, 2006, made by Registrant, in favor of the Lenders party to the Credit Agreement and Bank of America, N.A., as Administrative Agent	8-K	6/7/06	10.1	
10.41	Limited Liability Company Agreement by and among Fox US Mobile Holdings, Inc., News Corporation, VeriSign U.S. Holdings, Inc. and US Mobile Holdings, LLC, dated January 31, 2007*	10-Q	7/16/07	10.03	
10.42	Form of Change-in-Control and Retention Agreement for Executive Officers	8-K	8/30/07	99.2	
10.43	Form of Change-in-Control and Retention Agreement for Chief Executive Officer	8-K	8/30/07	99.3	
10.44	Confirmation of Accelerated Repurchase of Common Stock dated February 8, 2008 between the Registrant and J.P. Morgan Securities, Inc., as agent to JPMorgan Chase Bank, National Association, London Branch. †	10-Q	5/12/08	10.01	
10.45	Lease between PR III Middlefield Road, LLC, Landlord, and VeriSign, Inc., Tenant, dated as of June 19, 2008.	10-Q	8/8/08	10.01	
10.46	Settlement Agreement and General Release by and between VeriSign, Inc. and William A. Roper, Jr., dated June 30, 2008.	10-Q	8/8/08	10.02	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.47	Release and Waiver of Age Discrimination Claims by William A. Roper, Jr., dated June 30, 2008	10-Q	8/8/08	10.03	
10.48	Executive Employment Agreement between VeriSign, Inc. and D. James Bidzos, dated as of August 20, 2008.	10-Q	11/7/08	10.01	
10.49	VeriSign, Inc. 2006 Equity Incentive Plan Amended and Restated Employee Restricted Stock Unit Agreement between VeriSign, Inc. and D. James Bidzos.	10-Q	11/7/08	10.02	
10.50	Assignment of Invention, Nondisclosure and Nonsolicitation Agreement between VeriSign, Inc. and D. James Bidzos, dated August 20, 2008.	10-Q	11/7/08	10.03	
10.51	Consulting Agreement between VeriSign, Inc. and Roger Moore, dated October 3, 2008. †	10-Q	11/7/08	10.04	
10.52	Assignment of Invention, Nondisclosure and Nonsolicitation Agreement between VeriSign, Inc. and Roger Moore, dated October 1, 2008.	10-Q	11/7/08	10.05	
10.53	Purchase and Termination Agreement dated as of October 6, 2008, by and among Fox Entertainment Group, Inc., Fox US Mobile Holdings, Inc., US Mobile Holdings, LLC, Fox Dutch Mobile B.V., Jamba Netherlands Mobile Holdings GP B.V., Netherlands Mobile Holdings C.V., VeriSign, Inc., VeriSign US Holdings, Inc., VeriSign Netherlands Mobile Holdings B.V., and VeriSign Switzerland S.A.	10-Q	11/7/08	10.06	
10.54	VeriSign, Inc. 2006 Equity Incentive Plan, adopted May 26, 2006, as amended August 5, 2008	10-Q	11/7/08	10.07	
10.55	Form of VeriSign, Inc. 2006 Equity Incentive Plan Stock Option Agreement.	10-Q	11/7/08	10.08	
10.56	Form of VeriSign, Inc. 2006 Equity Incentive Plan Employee Restricted Stock Unit Agreement.	10-Q	11/7/08	10.09	
10.57	Form of VeriSign, Inc. 2006 Equity Incentive Plan Performance Based Restricted Stock Unit Agreement.	10-Q	11/7/08	10.10	
10.58	Offer Letter from VeriSign, Inc. to Mark D. McLaughlin dated January 9, 2009.	8-K	1/14/09	10.01	
10.59	Arrangement Agreement dated as of January 23, 2009 between VeriSign, Inc. and Certicom Corp.				X
21.01	Subsidiaries of the Registrant				X
23.01	Consent of Independent Registered Public Accounting Firm				X
24.01	Powers of Attorney (Included on Page 87 as part of the signature pages hereto)				X
25.01	Statement of Eligibility of Trustee on Form T-1 with respect to the Indenture dated as of August 20, 2007	S-1	11/5/07	25.01	
31.01	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)				X

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
31.02	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)				X
32.01	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350)**				X
32.02	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350)**				X

† Certain portions of this exhibit have been omitted and have been filed separately with the SEC pursuant to a request for confidential treatment under Rule 24b-2 as promulgated under the Securities Exchange Act of 1934.

* Confidential treatment was received with respect to certain portions of this agreement. Such portions were omitted and filed separately with the Securities and Exchange Commission.

** As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of VeriSign, Inc. under the Securities Act of 1933 or the Securities Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 3rd day of March 2009.

VERISIGN, INC.

By /s/ D. JAMES BIDZOS
D. James Bidzos
Interim Chief Executive Officer
(Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints D. James Bidzos, Brian G. Robins, and Richard H. Goshorn, and each of them, his or her true lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 3rd day of March 2009.

Signature	Title
/s/ D. JAMES BIDZOS D. James Bidzos	Interim Executive Chairman and Interim Chief Executive Officer (Principal Executive Officer)
/s/ BRIAN G. ROBINS Brian G. Robins	Acting Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ WILLIAM L. CHENEVICH William L. Chenevich	Director
/s/ KATHLEEN A. COTE Kathleen A. Cote	Director
/s/ ROGER H. MOORE Roger H. Moore	Director
/s/ JOHN D. ROACH John D. Roach	Director
/s/ LOUIS A. SIMPSON Louis A. Simpson	Director
/s/ TIMOTHY TOMLINSON Timothy Tomlinson	Director

FINANCIAL STATEMENTS

As required under Item 8—Financial Statements and Supplementary Data, the consolidated financial statements of VeriSign are provided in this separate section. The consolidated financial statements included in this section are as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
VeriSign, Inc.:

We have audited Verisign, Inc. and subsidaries' (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting (Item 9A.b). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VeriSign, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 3, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
March 3, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
VeriSign, Inc.:

We have audited the accompanying consolidated balance sheets of VeriSign, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VeriSign, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
March 3, 2009

VERISIGN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 789,068	$ 1,376,722
Accounts receivable, net of allowance for doubtful accounts of $1,208 at December 31, 2008 and $6,329 at December 31, 2007	83,749	208,799
Prepaid expenses and other current assets	268,178	177,894
Assets held for sale	483,840	—
Total current assets	1,624,835	1,763,415
Property and equipment, net	382,241	621,917
Goodwill	283,109	1,082,420
Other intangible assets, net	35,312	121,792
Restricted cash	1,858	46,936
Other assets	245,877	290,647
Investments in unconsolidated entities	—	109,828
Total long-term assets	948,397	2,273,540
Total assets	$ 2,573,232	$ 4,036,955
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 263,535	$ 398,124
Accrued restructuring costs	28,920	2,878
Deferred revenues	629,800	581,355
Deferred tax liabilities	5,463	2,632
Liabilities related to assets held for sale	49,160	—
Total current liabilities	976,878	984,989
Long-term deferred revenues	215,281	192,980
Long-term accrued restructuring costs	3,037	1,473
Convertible debentures	1,261,655	1,265,296
Long-term tax liability	16,378	41,133
Total long-term liabilities	1,496,351	1,500,882
Total liabilities	2,473,229	2,485,871
Commitments and contingencies		
Minority interest in subsidiaries	49,208	54,485
Stockholders' equity:		
Preferred stock—par value $.001 per share Authorized shares: 5,000,000 Issued and outstanding shares: none	—	—
Common stock—par value $.001 per share Authorized shares: 1,000,000,000 Issued and outstanding shares: 191,547,795 excluding 112,717,587 held in treasury, at December 31, 2008; and 222,849,348, excluding 73,720,953 held in treasury, at December 31, 2007	304	297
Additional paid-in capital	21,472,895	22,557,997
Accumulated deficit	(21,439,410)	(21,064,718)
Accumulated other comprehensive income	17,006	3,023
Total stockholders' equity	50,795	1,496,599
Total liabilities and stockholders' equity	$ 2,573,232	$ 4,036,955

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Revenues	$ 961,735	$ 847,457	$982,734
Costs and expenses			
Cost of revenues	227,351	240,962	287,281
Sales and marketing	167,184	236,729	312,829
Research and development	91,508	100,213	89,834
General and administrative	206,294	263,862	233,877
Restructuring, impairments and other charges (reversals), net	188,551	234,977	(6,209)
Amortization of other intangible assets	10,069	16,506	29,258
Acquired in-process research and development	—	—	11,600
Total costs and expenses	890,957	1,093,249	958,470
Operating income (loss)	70,778	(245,792)	24,264
Other income, net	52,473	94,618	43,120
Income (loss) from continuing operations before income taxes, loss from unconsolidated entities and minority interest	123,251	(151,174)	67,384
Income tax (expense) benefit	(42,800)	9,296	297,227
Loss from unconsolidated entities, net of tax	(3,868)	(2,018)	—
Minority interest, net of tax	16,009	(3,840)	(2,875)
Income (loss) from continuing operations	92,592	(147,736)	361,736
(Loss) income from discontinued operations, net of tax	(467,284)	(1,592)	21,194
Net (loss) income	$(374,692)	$ (149,328)	$382,930
Basic (loss) income per share from:			
Continuing operations	$ 0.47	$ (0.62)	$ 1.48
Discontinued operations	(2.37)	(0.01)	0.09
Net (loss) income	$ (1.90)	$ (0.63)	$ 1.57
Diluted (loss) income per share from:			
Continuing operations	$ 0.46	$ (0.62)	$ 1.46
Discontinued operations	(2.33)	(0.01)	0.09
Net (loss) income	$ (1.87)	$ (0.63)	$ 1.55
Shares used in per share computation:			
Basic	197,201	237,707	244,421
Diluted	200,602	237,707	247,073

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Common Stock		Additional Paid-In Capital	Unearned Stock-Based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
Balance at December 31, 2005	246,419	275	23,368,431	(24,199)	(21,308,512)	(12,553)	2,023,442
Cumulative adjustment for payroll tax penalties and interest payables, deferred revenues, net of tax, and foreign currency translation adjustments	—	—	(2,826)	—	(25,355)	2,826	(25,355)
Adjusted balance at December 31, 2005	—	—	23,365,605	—	(21,333,867)	(9,727)	1,998,087
Comprehensive Income:							
Net Income	—	—	—	—	382,930	—	382,930
Other comprehensive income:							
Foreign currency translation adjustments	—	—	—	—	—	1,196	1,196
Change in unrealized gain on investments, net of tax	—	—	—	—	—	3,379	3,379
Total comprehensive income	—	—	—	—	—	—	387,505
Issuance of common stock under stock plans	3,915	4	51,536	—	—	—	51,540
Reclassification of unearned compensation upon adoption of SFAS 123R	—	—	(24,199)	24,199	—	—	—
Stock-based compensation expense	—	—	67,896	—	—	—	67,896
Income tax associated with stock options and other	—	—	(14,608)	—	—	—	(14,608)
Repurchase of common stock	(6,490)	—	(135,000)	—	—	—	(135,000)
Balance at December 31, 2006	243,844	279	23,311,230	—	(20,950,937)	(5,152)	2,355,420
Cumulative adjustment upon adoption of FIN 48	—	—	—	—	35,547	—	35,547
Adjusted balance at December 31, 2006	—	—			(20,915,390)		2,390,967
Comprehensive loss:							
Net loss	—	—	—	—	(149,328)	—	(149,328)
Other comprehensive income:							
Foreign currency translation adjustments	—	—	—	—	—	5,903	5,903
Change in unrealized gain on investments, net of tax	—	—	—	—	—	2,272	2,272
Total comprehensive loss	—	—	—	—	—	—	(141,153)
Issuance of common stock under stock plans	17,254	18	306,958	—	—	—	306,976
Stock-based compensation expense	—	—	88,687	—	—	—	88,687
Income tax associated with stock options and other	—	—	7,613	—	—	—	7,613
Repurchase of common stock	(38,249)	—	(1,156,491)	—	—	—	(1,156,491)
Balance at December 31, 2007	222,849	297	22,557,997	—	(21,064,718)	3,023	1,496,599
Comprehensive loss:							
Net loss	—	—	—	—	(374,692)	—	(374,692)
Other comprehensive income (loss):							
Foreign currency translation adjustments	—	—	—	—	—	14,494	14,494
Change in unrealized loss on investments, net of tax	—	—	—	—	—	(511)	(511)
Total comprehensive loss	—	—	—	—	—	—	(360,709)
Issuance of common stock under stock plans	7,696	7	122,420	—	—	—	122,427
Stock-based compensation expense	—	—	92,503	—	—	—	92,503
Income tax associated with stock options and other	—	—	27,353	—	—	—	27,353
Repurchase of common stock	(38,997)	—	(1,327,378)	—	—	—	(1,327,378)
Balance at December 31, 2008	191,548	304	21,472,895	—	(21,439,410)	17,006	50,795

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net (loss) income	(374,692)	(149,328)	382,930
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Loss (gain) on divestiture of businesses, net of tax	13,285	(74,384)	—
Gain on sale of investments in unconsolidated entities, net of tax	(66,867)	—	—
Unrealized gain on joint venture call options	—	(10,925)	—
Unrealized (gain) loss on contingent interest derivative on convertible debentures	(3,616)	15,301	—
Depreciation of property and equipment and other	102,368	115,441	108,762
Amortization of other intangible assets	25,663	116,064	122,767
Impairment of long-lived assets and other charges	619,013	262,822	1,949
Acquired in-process research and development	—	—	16,700
Provision for doubtful accounts	1,916	850	(1,165)
Stock-based compensation	90,066	90,914	65,905
Net (gain) loss on sale and other-than-temporary impairment of investments	(1,804)	1,787	(21,258)
Loss from unconsolidated entities, net of tax	3,868	2,018	—
Minority interest, net of tax	(16,009)	3,840	2,875
Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures:			
Accounts receivable	54,048	(104,338)	61,263
Prepaid expenses and other assets	11,759	134,601	(343,532)
Accounts payable and accrued liabilities	(100,463)	(64,231)	(19,178)
Accrued restructuring costs	27,606	(404)	(13,561)
Deferred revenues	95,902	131,961	110,330
Net cash provided by operating activities	482,043	471,989	474,787
Cash flows from investing activities:			
Proceeds from maturities and sales of investments	99,635	206,707	716,250
Purchases of investments	—	(311)	(541,569)
Reclassification of cash equivalents to prepaid expenses and other assets	(248,541)	—	—
Purchases of property and equipment	(118,999)	(152,992)	(181,611)
Proceeds from sale of property and equipment	48,843	—	—
Cash paid in business combinations, net of cash acquired	(11,733)	—	(604,795)
Proceeds received from divestiture of businesses, net of cash contributed	74,933	171,802	—
Investments in unconsolidated entities	(15,679)	(17,150)	—
Proceeds from sale of investments in unconsolidated entities	199,362	—	—
Proceeds received on long term note receivable	4,494	—	47,786
Cash received from trust, previously restricted	45,000	—	—
Proceeds from contingent purchase price adjustment	1,175	—	—
Other investing activities	265	2,501	1,535
Net cash provided by (used in) investing activities	78,755	210,557	(562,404)
Cash flows from financing activities:			
Proceeds from issuance of common stock from option exercises and employee stock purchase plans	122,427	306,976	51,540
Change in net assets of subsidiary	(623)	888	1,448
Repurchases of common stock	(1,327,378)	(1,156,491)	(135,000)
Proceeds from credit facility, net of issuance costs	200,000	—	295,619
Repayment of short-term debt related to credit facility	(200,000)	(199,000)	(100,000)
Proceeds from issuance of Convertible Debentures, net of issuance costs	—	1,223,691	—
Excess tax benefit associated with stock options	41,547	12,607	—
Repayment of long-term liabilities	—	—	(2,872)
Net cash (used in) provided by financing activities	(1,164,027)	188,671	110,735
Effect of exchange rate changes on cash and cash equivalents	15,575	3,721	6
Net (decrease) increase in cash and cash equivalents	(587,654)	874,938	23,124
Cash and cash equivalents at beginning of year	1,376,722	501,784	478,660
Cash and cash equivalents at end of year	789,068	1,376,722	501,784
Supplemental cash flow disclosures:			
Cash paid for interest, net of capitalized interest	38,788	1,453	6,360
Cash paid for income taxes, net of refunds received	14,712	21,300	51,660
Preferred stock received as consideration for divestiture of business	—	3,750	—
Receivable from divestiture of business	13,822	15,000	—

See accompanying Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

VeriSign, Inc. ("VeriSign" or the "Company") is the trusted provider of Internet infrastructure services for the networked world. The Company offers a comprehensive spectrum of products and services that help a growing number of organizations and individuals to communicate and conduct commerce with confidence.

The Company's business consists of two reportable segments: (1) Internet Infrastructure and Identity Services ("3IS"), which consists of Naming Services, Secure Socket Layer ("SSL") Certificate Services, Identity and Authentication Services ("IAS"), and VeriSign Japan, and (2) Other Services, which represents continuing operations of non-core businesses and legacy products and services from divested businesses.

The Naming Services business is the authoritative directory provider of all *.com, .net, .cc, .tv, .name* and *.jobs* domain names. The SSL Certificate Services business enables enterprises and Internet merchants to implement and operate secure networks and websites that utilize SSL protocol. These services provide customers the means to authenticate themselves to their end users and website visitors and to encrypt communications between client browsers and Web servers. The IAS business includes identity protection services, fraud detection services, managed public key infrastructure ("PKI") services, and unified authentication services. These services are intended to help enterprises secure intranets, extranets and other applications and devices, and provide authentication credentials. VeriSign Japan is a majority-owned subsidiary and its operations primarily consist of SSL Certificate Services and IAS.

The Other Services segment consists of the continuing operations of the Company's non-core Pre-pay billing and payment services ("Pre-pay") business as well as legacy products and services from divested businesses. The Company is in the process of winding down the operations of the Pre-pay business. In Other Services, the legacy products and services from divested businesses primarily include the following: the Company's former Jamba! business ("Jamba"), which provided mobile entertainment to consumers; the Retail Data Solutions ("RDS") business, which offered point-of-sale data information for retail, pharmaceutical and consumer goods customers; and the Content Delivery Network ("CDN") business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale.

Basis of Presentation

The accompanying consolidated financial statements of VeriSign and its subsidiaries have been prepared in conformity with generally accepted accounting principals ("GAAP") in the United States ("U.S.") All significant intercompany accounts and transactions have been eliminated.

As of December 31, 2008, VeriSign owned approximately 53.3% of the outstanding shares of capital stock of its consolidated subsidiary, VeriSign Japan K.K. The minority interest's proportionate share of income is included in minority interest in the consolidated statements of operations. Changes in VeriSign's proportionate share of the net assets of VeriSign Japan K.K. resulting from sales of capital stock by the subsidiary are accounted for as equity transactions. Investments in entities in which the Company exercised significant influence, but did not own a majority equity interest or otherwise control, were accounted for using the equity method and are included as investments in unconsolidated entities on the consolidated balance sheets.

Reclassifications – Discontinued Operations and Segment Information

The Consolidated Statements of Operations have been reclassified for all periods presented to reflect discontinued operations treatment. Unless noted otherwise, discussions in the Notes to Consolidated Financial Statements pertain to continuing operations.

As a result of a comprehensive review of its business strategy, VeriSign changed its reportable segments in 2008. Previously, the Company had the following two reportable segments: Internet Services Group ("ISG") and Communications Services Group ("CSG"). Beginning in fiscal 2008, the Company's business consists of the following reportable segments: 3IS and Other Services. Accordingly, the segment information has been reclassified for all periods presented. See Note 16, "Segment Information," for further information regarding the Company's reportable segments.

Reclassifications – Other

During 2008, the Company identified that it had not accrued for penalties incurred related to late payment of federal and state payroll taxes for the periods during fiscal 2004 through fiscal 2007 of approximately $9.6 million. However, the cumulative amount of unrecorded penalties identified during 2008 are significant to the results of operations of fiscal 2008. During the quarter ended June 30, 2008, the Company corrected the prior periods, as presented, by recording the penalties and interest in their respective prior periods, resulting in increased operating expenses and decreased net income (loss) from previously reported amounts. As a result, the Company recorded penalties and interest of approximately $6.0 million and $1.0 million for the years ended December 31, 2007 and 2006, respectively. The Company recorded penalties and interest for an aggregate of $2.6 million as a cumulative adjustment to Accumulated deficit and Accounts payable and accrued liabilities as of January 1, 2006.

In addition, during the quarter ended December 31, 2008, the Company identified two matters related to the historical timing of revenue recognition in its Naming Services and SSL Certificate Services businesses. The first matter related to the Company's historical timing of revenue recognition during the initial month in which services were sold for its Naming Services and SSL Certificate Services businesses. Historically, the Company recognized revenues for the full initial month of the service period, irrespective of the day in the initial month the service began. Upon identification of the matter, the Company corrected its accounting to apply a mid-month convention for revenue recognition whereby only a half month of revenues will be recognized in the initial month of the service period, resulting in adjustments to revenues as reported in prior periods. Based on historical customer registration activity, the utilization of a mid-month revenue recognition convention would not materially differ from following a daily recognition method. The second matter related to the Company's historical timing of revenue recognition upon renewal of its SSL certificates by customers. Historically, the Company began recognizing revenue on the renewal upon the execution of the extension agreement rather than upon the commencement of the renewal period. Upon identification of this second matter, the Company retrospectively corrected its accounting to recognize revenues upon commencement of the renewal period, resulting in adjustments to revenues as reported in prior periods. As a result of these adjustments, the Company recorded a reduction in its revenues, as reported, by $6.3 million and $6.5 million for 2007 and 2006, respectively. The Company also recorded a reduction in its revenues of $22.7 million for periods prior to 2006, and presented the entire amount as a cumulative adjustment to Accumulated deficit as of January 1, 2006, of which it presented $19.9 million as a cumulative increase in Deferred revenues and $2.8 million as a cumulative increase in Long-term deferred revenues as of January 1, 2006. The Company did not change the timing of revenue recognition for income tax purposes; accordingly, the Company recorded an income tax benefit and increased its deferred tax assets for deferred revenues. The Company recorded an income tax benefit of $2.5 million and $11.4 million for 2007 and 2006, respectively.

The amounts resulting from the adjustments associated with each affected prior period are not material to the consolidated financial statements of such periods.

The following table presents the effects of the adjustments to the Company's Consolidated Statement of Operations for the year ended December 31, 2007:

	Year Ended December 31, 2007				
	As Previously Reported	Revenue Adjustment (1)	Payroll Tax Adjustment (2)	Reclassification to Discontinued Operations	As Adjusted
Revenues	$1,496,289	$ (6,316)	$ —	$(642,516)	$ 847,457
Costs and expenses					
Cost of revenues	596,517	—	—	(355,555)	240,962
Sales and marketing	276,632	—	—	(39,903)	236,729
Research and development	160,186	—	—	(59,973)	100,213
General and administrative	276,130	—	5,902	(18,170)	263,862
Restructuring, impairments and other charges (reversals), net	292,261	—	—	(57,284)	234,977
Amortization of other intangible assets	116,064	—	—	(99,558)	16,506
Total costs and expenses	1,717,790	—	5,902	(630,443)	1,093,249
Operating loss	(221,501)	(6,316)	(5,902)	(12,073)	(245,792)
Other income, net	93,759	—	(81)	940	94,618
Loss from continuing operations before income taxes, loss from unconsolidated entities and minority interest	(127,742)	(6,316)	(5,983)	(11,133)	(151,174)
Income tax (expense) benefit	(11,080)	2,473	—	17,903	9,296
Loss from unconsolidated entities, net of tax	(2,018)	—	—	—	(2,018)
Minority interest, net of tax	(3,840)	—	—	—	(3,840)
Loss from continuing operations	(144,680)	(3,843)	(5,983)	6,770	(147,736)
Income (loss) from discontinued operations, net of tax	5,178	—	—	(6,770)	(1,592)
Net loss	$ (139,502)	$ (3,843)	$ (5,983)	$ —	$ (149,328)
Basic and diluted loss per share from:					
Continuing operations	$ (0.61)	$ (0.02)	$ (0.02)	$ 0.03	$ (0.62)
Discontinued operations	0.02	—	—	(0.03)	(0.01)
Net loss	$ (0.59)	$ (0.02)	$ (0.02)	$ —	$ (0.63)
Shares used in per share computation:					
Basic and diluted	237,707	237,707	237,707	237,707	237,707

(1) Adjustment of revenues arising from matters related to historical timing of revenue recognition. The adjustment to revenues also resulted in a corresponding adjustment to income tax (expense) benefit.

(2) Correction of previously unrecorded payroll tax penalties and interest.

The following table presents the effects of the adjustments to the Company's Consolidated Statement of Operations for the year ended December 31, 2006:

	Year Ended December 31, 2006				
	As Previously Reported	Revenue Adjustment (1)	Payroll Tax Adjustment (2)	Reclassification to Discontinued Operations	As Adjusted
Revenues	$1,562,998	$ (6,492)	$ —	$(573,772)	$982,734
Costs and expenses					
Cost of revenues	574,762	—	—	(287,481)	287,281
Sales and marketing	376,508	—	—	(63,679)	312,829
Research and development	129,256	—	—	(39,422)	89,834
General and administrative	256,592	—	821	(23,536)	233,877
Restructuring, impairments and other charges (reversals), net	(4,471)	—		(1,738)	(6,209)
Amortization of other intangible assets	122,767	—	—	(93,509)	29,258
Acquired in-process research and development	16,700	—	—	(5,100)	11,600
Total costs and expenses	1,472,114	—	821	(514,465)	958,470
Operating income	90,884	(6,492)	(821)	(59,307)	24,264
Other income, net	42,643	—	(141)	618	43,120
Income from continuing operations before income taxes, loss from unconsolidated entities and minority interest	133,527	(6,492)	(962)	(58,689)	67,384
Income tax benefit	243,648	11,369	—	42,210	297,227
Minority interest, net of tax	(2,875)	—	—	—	(2,875)
Income from continuing operations	374,300	4,877	(962)	(16,479)	361,736
Income from discontinued operations, net of tax	4,715	—	—	16,479	21,194
Net income	$ 379,015	$ 4,877	$ (962)	$ —	$382,930
Basic income per share from:					
Continuing operations	$ 1.53	$ 0.02	$ —	$ (0.07)	$ 1.48
Discontinued operations	0.02	—	—	0.07	0.09
Net income	$ 1.55	$ 0.02	$ —	$ —	$ 1.57
Diluted income per share from:					
Continuing operations	$ 1.51	$ 0.02	$ —	$ (0.06)	$ 1.46
Discontinued operations	0.02	—	—	0.06	0.09
Net income	$ 1.53	$ 0.02	$ —	$ —	$ 1.55
Shares used in per share computation:					
Basic	244,421	244,421	244,421	244,421	244,421
Diluted	247,073	247,073	247,073	247,073	247,073

(1) Adjustment of revenues arising from matters related to historical timing of revenue recognition. The adjustment to revenues also resulted in a corresponding adjustment to income tax benefit.

(2) Correction of previously unrecorded payroll tax penalties and interest.

Use of Estimates

VeriSign's consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Significant Accounting Policies

Cash and Cash Equivalents

VeriSign considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include certain money market funds, commercial paper and various deposit accounts. All marketable investments are classified as available-for-sale and are carried at fair value. Unrealized gains and losses, net of taxes, are reported as a component of Accumulated other comprehensive income. The Company had marketable investments of $0.3 million and $1.0 million as of December 31, 2008 and 2007, respectively, all of which are included in Prepaid expenses and other current assets.

Investments in Unconsolidated Entities

VeriSign accounts for its investments in Jamba joint ventures as equity method investments, based on its ability to exert significant influence, but not control, over the joint ventures. VeriSign records its investments at the amount of capital contributed plus its percentage interest in the Jamba joint ventures' earnings or loss. As of December 31, 2008, the Company did not have any significant investments in unconsolidated entities. See Note 2 "Joint Ventures" for further information regarding the Company's investments in unconsolidated entities.

Long-Term Investments

Investments in non-public companies where VeriSign owns less than 20% of the voting stock and has no indicators of significant influence are included in Other assets in the consolidated balance sheets and are accounted for under the cost method. For these non-quoted investments, VeriSign regularly reviews the assumptions underlying the operating performance and cash flow forecasts based on information provided by these privately held companies. If it is determined that an other-than-temporary decline exists in an equity security, VeriSign writes down the investment to its fair value and records the related impairment as an investment loss in its consolidated statements of operations.

Trade Accounts Receivable and Allowances for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and generally do not include finance charges. VeriSign maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. VeriSign regularly reviews the adequacy of its accounts receivable allowance after considering the significance of the accounts receivable balance, each customer's expected ability to pay and its collection history with each customer. In determining its reserves, VeriSign analyzes historical collection experience and current economic trends.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets with 40 years for buildings and three to five years for computer equipment, purchased software, office equipment, and furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or associated lease terms.

Capitalized Software

Development costs incurred in the research and development of new software products to be sold and marketed, and enhancements to existing software products are expensed as incurred until technological feasibility in the form of a working model has been established. VeriSign's software has been available for general release concurrent with the establishment of technological feasibility, and accordingly no such costs have been capitalized.

Software included in property and equipment includes amounts paid for purchased software and development cost for software used internally that has been capitalized. The following table summarizes the capitalized costs related to third-party implementation and consulting services as well as costs related to internally developed software:

	Year Ended December 31,	
	2008	2007
	(In thousands)	
Internally used third-party software and consulting fees	$ 4,982	$12,230
Internally developed software	31,961	29,912

Goodwill and Other Long-lived Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually during the second quarter. Such goodwill and other intangible assets may also be tested for impairment between annual tests in the presence of impairment indicators such as, but not limited to,: (a) a significant adverse change in legal factors or in the business climate; (b) an adverse action or assessment by a regulator; (c) unanticipated competition; (d) loss of key personnel; (e) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (f) testing for recoverability of a significant asset group within a reporting unit; or (g) recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. As of December 31, 2008, the Company has an indefinite-lived intangible asset, other than goodwill, with a carrying value of $11.7 million.

VeriSign performs its goodwill impairment analysis at its reporting unit level, which is one level below its operating segment level. The fair value of VeriSign's reporting units is determined using either the income or the market valuation approach or a combination thereof. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows that the reporting unit is expected to generate over its remaining life. Under the market approach, the value of the reporting unit is based on an analysis that compares the value of the reporting unit to values of publicly traded companies in similar lines of business. In the

application of the income and market valuation approaches, VeriSign is required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results related to assumed variables could differ from these estimates. The Company recorded an impairment charge of $45.8 million to its Post-pay business as part of its annual impairment test conducted during the second quarter of 2008. There were no impairment charges for goodwill from the annual impairment tests conducted during the second quarter of 2007 and 2006.

During the fourth quarter of 2008, VeriSign performed an interim impairment test of its reporting units due the existence of impairment indicators arising from the adverse changes in the macroeconomic environment, and recorded a goodwill impairment charge of $77.6 million related to its VeriSign Japan reporting unit. During the fourth quarter of 2007, VeriSign performed an interim impairment test due to its decision to divest its non-core businesses and as a result recorded an impairment charge of $182.2 million for goodwill related to the Company's former Content Services reporting unit. See Note 7, "Goodwill and Other Intangible Assets," for further information.

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business, a significant decrease in the benefits realized from an acquired business, difficulties or delays in integrating the business or a significant change in the operations of an acquired business. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or asset group, to estimated undiscounted future cash flows expected to be generated by the asset, or asset group, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. In 2007, the Company recorded an impairment charge of $80.7 million related to long-lived assets, of which $66.9 million was related to its former Content Services business. In 2006, the company recorded an impairment charge of $2.0 million of other long-lived assets specifically related to abandoned technology acquired for a specific customer.

VeriSign amortizes intangible assets with estimable useful lives on a straight-line basis over their useful lives.

Restructuring Charges

VeriSign records restructuring charges related to workforce reduction pursuant to a severance plan which uses a standard formula of paying benefits based upon tenure with the Company. The accounting for such restructuring charges is dependent upon the following criteria: (i) the Company's obligation relating to employees' rights to receive compensation for future absences is attributable to employees' services already rendered; (ii) the obligation relates to rights that vest or accumulate; (iii) payment of the compensation is probable; and (iv) the amount can be reasonably estimated.

VeriSign records restructuring charges related to excess facilities and other one-time severance costs at fair value only when the liability is incurred. Severance costs associated with the Company's standard restructuring plans are recorded once the costs are determined to be both probable and estimable. Excess facilities restructuring charges take into account the fair value of lease obligations of the abandoned space, including the potential for sublease income. Estimating the amount of sublease income requires management to make estimates for the space that will be rented, the rate per square foot that might be received and the vacancy period of each property.

Foreign Currency Translation

VeriSign conducts business throughout the world and transacts in multiple currencies. The functional currency for most of VeriSign's international subsidiaries is the U.S. Dollar. The subsidiaries' financial statements are remeasured into U.S. Dollars using a combination of current and historical exchange rates and any remeasurement gains and losses are included in operating results.

The financial statements of the subsidiaries for which the local currency is the functional currency are translated into U.S. Dollars using the current rate for assets and liabilities and a weighted-average rate for the period for revenues and expenses. This translation results in a cumulative translation adjustment that is included in accumulated other comprehensive income or loss, which is a separate component of stockholders' equity.

VeriSign maintains a foreign currency risk management program designed to mitigate foreign exchange risks associated with the monetary assets and liabilities of its operations that are denominated in non-functional currencies. The primary objective of this program is to minimize the gains and losses resulting from fluctuations in exchange rates. The Company does not enter into foreign currency transactions for trading or speculative purposes, nor does it hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts, and in each case, these contracts are limited to a duration of less than 12 months.

At December 31, 2008, VeriSign held forward contracts in notional amounts totaling $69.0 million to mitigate the impact of exchange rate fluctuations associated with certain foreign currencies. All forward contracts are recorded at fair market value. The Company attempts to limit its exposure to credit risk by executing foreign exchange contracts with financial institutions that have investment grade ratings.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The following table summarizes the changes in the components of Accumulated other comprehensive income (loss) for 2008 and 2007:

	Foreign Currency Translation Adjustments Gain (Loss), net of tax	Unrealized (Loss) Gain On Investments, net of tax	Total Accumulated Other Comprehensive Income (Loss)
		(In thousands)	
Balance, December 31, 2006	$ (3,169)	$(1,983)	$ (5,152)
Changes	5,903	2,272	8,175
Balance, December 31, 2007	2,734	289	3,023
Changes	14,494	(511)	13,983
Balance, December 31, 2008	$17,228	$ (222)	$17,006

Revenue Recognition

VeriSign recognizes revenues once persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. VeriSign defines each of these four criteria as follows:

- *Persuasive evidence of an arrangement exists:* It is the Company's customary practice to have a written contract, which is signed by both the customer and VeriSign, or a purchase order from those customers who have previously negotiated a standard license arrangement with VeriSign.
- *Delivery has occurred or services have been rendered:* Delivery of the Company's products is deemed to have occurred upon activation of services. The Company's services are rendered from activation of service through the term of the arrangement.
- *The fee is fixed or determinable:* Arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, and revenues from such arrangements are recognized as payments become due and payable.
- *Collectibility is probable:* Collectibility is assessed on a customer-by-customer basis. VeriSign typically sells to customers for whom there is a history of successful collection. New customers are subjected to a credit review process that evaluates the customer's financial position and, ultimately, their ability to pay. If VeriSign determines from the outset of an arrangement that collectibility is not probable based upon its credit review process, revenues are recognized as cash is collected.

Revenues from arrangements with multiple elements are allocated based on the fair value of the elements. For these arrangements, the Company evaluates all deliverables in each arrangement to determine whether they represent separate units of accounting. Fair value is determined based on reliable evidence of the fair value of each deliverable. Revenues are recognized in accordance with generally accepted accounting policies for the separate elements when the services have value on a stand-alone basis and fair value of the separate elements exists.

Naming Services

VeriSign's revenues primarily include registry services for the *.com* and *.net* gTLDs and certain ccTLDs, and managed domain name services. Domain name registration revenues consist primarily of registration fees charged to registrars for domain name registration services. Revenues from the initial registration or renewal of domain name registration services are deferred and recognized ratably over the registration term, generally one to two years and up to ten years. Fees for renewals and advance extensions to the existing term are deferred until the new incremental period commences. These fees are then recognized ratably over the new registration term, ranging from one to ten years.

SSL Certificate Services

Revenues from SSL Certificate services include the sale or renewal of digital certificates. These revenues are deferred and recognized ratably over the life of the digital certificate, which is generally 12 to 36 months. Post-contract customer support ("PCS") when sold is bundled with the digital certificates and recognized as a combined unit of accounting over the certificate term.

Identification and Authentication Services

Revenues from the sale of Identification and Authentication Services primarily consist of a set-up fee, annual managed service and per seat license fee. Revenues from the fees are deferred and recognized ratably over the term of the license, generally 12 to 36 months. PCS when sold, is bundled with the identification and authentication services and recognized as a combined unit of accounting over the license term.

Revenues Classified in Discontinued Operations

Revenues derived from the Company's disposal groups held for sale and classified as discontinued operations are recognized upon delivery of services performed.

Advertising Expense

Advertising costs are expensed as incurred and are included in Sales and marketing in the accompanying Consolidated Statements of Operations. Advertising expense was $27.6 million, $30.6 million and $149.9 million in 2008, 2007, and 2006, respectively, of which $0.3 million, $0.1 million, and $1.0 million are classified as discontinued operations.

Income Taxes

VeriSign uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. VeriSign records a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

The extent of VeriSign's operations involves dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The final taxes payable are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from U.S. federal, state, and international tax audits. Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes.*" FIN 48 is an interpretation of SFAS No. 109 ("SFAS 109"), "*Accounting for Income Taxes,*" and provides for the recognition and measurement of uncertain tax positions. Under FIN 48, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from its current estimate of the tax liabilities. The cumulative effect of adopting FIN 48 was a decrease in income taxes payable of $9.3 million, an increase in long-term deferred tax assets of $26.2 million, and a decrease in the January 1, 2007, accumulated deficit balance of $35.5 million.

The Company's assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render the Company's current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause the Company's actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

Stock-Based Compensation

VeriSign currently uses the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan awards. The determination of the fair value of stock-based payment awards using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. In addition, the Company uses the Monte-Carlo simulation option-pricing model to determine the fair value of market-based awards. The Monte-Carlo simulation option-pricing

model takes into account the same input assumptions as the Black-Scholes model; however, it also further incorporates into the fair-value determination, the possibility that the market condition may not be satisfied. Compensation costs related to awards with a market-based condition are recognized regardless of whether the market condition is satisfied, provided that the requisite service has been provided. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period for each such award.

VeriSign recognizes a benefit from stock-based compensation in paid in capital if an incremental tax benefit is realized after all other tax attributes currently available to it have been utilized. Additionally, VeriSign accounts for the indirect benefits of stock-based compensation on the research tax credit through the consolidated income statement (continuing operations) rather than through paid-in-capital. VeriSign does include deferred tax assets and the associated valuation allowance related to the net operating loss and tax credit carryforwards for the accumulated stock award windfalls for income tax footnote disclosure purposes. VeriSign tracks these stock award attributes separately and recognizes these attributes through paid-in-capital.

Concentration of Credit Risk

Financial instruments that potentially subject VeriSign to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, accounts receivable, and funds held by the Reserve included in Prepaid expenses and other current assets. VeriSign maintains its cash, cash equivalents and investments in marketable securities with financial institutions that have investment grade ratings and, as part of its cash management process, performs periodic evaluations of the relative credit standing of these financial institutions. In addition, the portfolio of investments in marketable securities conforms to VeriSign's policy regarding concentration of investments, maximum maturity and quality of investment. In 2008, due to the adverse impact of the macroeconomic environment, the Company reclassified its former actively-traded money-market fund investments held by The Reserve from Cash and cash equivalents to Prepaid expenses and other current assets. Concentration of credit risk with respect to accounts receivable is limited by the diversity of the customer base and geographic dispersion. VeriSign also performs ongoing credit evaluations of its customers and generally requires no collateral. VeriSign maintains an allowance for potential credit losses on its accounts receivable.

Discontinued Operations

Assets classified as held for sale are recorded at the lower of their carrying amount or fair value less costs to sell and are not depreciated or amortized. Classification of the Company's disposal groups as held for sale occurs when sufficient authority to sell the disposal group has been obtained, the disposal group is available for immediate sale, an active program to sell the disposal group has been initiated and its sale is probable within one year. If at any time these criteria are no longer met, the disposal group would be reclassified as held and used. The Company evaluates the held for sale classifications during each reporting period.

The results of operations of disposal groups held for sale or disposed of are presented as discontinued operations when the underlying operations and cash flows of the disposal group will be, or have been, eliminated from the Company's continuing operations and the Company no longer has the ability to influence the operating and/or financial policies of the disposal group. This assessment is made at the time the disposal group is classified as held for sale and for a one-year period after the sale of the disposal group.

See Note 4, "Assets Held for Sale and Discontinued Operations," for further information regarding the Company's discontinued operations.

Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. Accounting Principles Board ("APB") 14-1 ("FSP APB 14-1"), "*Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).*" FSP APB 14-1 specifies that issuers of convertible debt instruments should separately account for the liability (debt) and equity (conversion option) components of such instruments in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. FSP APB 14-1 will be applied retrospectively to all periods presented. The Company's adoption of FSP APB 14-1 will affect its 3.25% junior subordinated convertible debentures due 2037 ("Convertible Debentures"). The Company expects the adoption of FSP APB 14-1 will result in higher interest expense for fiscal 2007 through fiscal 2037, assuming the Convertible Debentures will be settled upon maturity in 2037, associated with a significant reduction in its Convertible Debentures balance along with a corresponding increase in its stockholders' equity as of December 31, 2007 and 2008. The Company expects the adoption of FSP APB 14-1 will result in an additional interest expense, excluding the corresponding impact of income taxes, of $4.0 million and $0.2 million to be recognized during 2008 and 2007, respectively, and an additional aggregate interest expense, excluding the corresponding impact of income taxes, of $34.7 million to be recognized during 2009 through 2013.

In April 2008, the FASB issued FSP No. Statement of Financial Accounting ("SFAS")142-3 ("FSP SFAS 142-3"), "*Determination of the Useful Life of Intangible Assets.*" FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 ("SFAS 142"), "*Goodwill and Other Intangible Assets.*" The intent of FSP SFAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) ("SFAS 141R"), "*Business Combinations,*" and other U.S. generally accepted accounting principles ("GAAP"). FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009 for intangibles assets acquired thereafter.

In February 2008, the FASB issued FSP No. SFAS 157-2 ("FSP SFAS 157-2"), "*Effective Date of FASB Statement No. 157,*" which defers the effective date for adoption of fair value measurements for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. These nonfinancial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. FSP SFAS 157-2 is effective for fiscal years beginning on or after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009 to business acquisition transactions occurring thereafter.

In December 2007, the FASB issued SFAS No. 160 ("SFAS 160"), "*Non-controlling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51,*" which requires all entities to report minority interests in subsidiaries as equity in the consolidated financial statements, and requires that transactions between entities and non-controlling interests be treated as equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and will be adopted by the Company in the first quarter of fiscal 2009. Upon adoption, the Company will present the non-controlling interest of $49.2 million and $54.5 million as of December 31, 2008 and 2007, respectively, in its consolidated VeriSign Japan subsidiary ("Minority interest") as well as any future non-controlling interests as a separate component of Stockholders' equity. SFAS 160 will also be applied prospectively for measurement of any changes in the Company's ownership of subsidiaries, including newly acquired interests, on or after January 1, 2009.

In December 2007, the FASB issued SFAS 141R which will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009 to business acquisition transactions occurring thereafter.

Note 2. Joint Ventures

On January 31, 2007, VeriSign entered into two joint venture agreements ("Jamba joint ventures") with Fox Entertainment ("Fox"), a subsidiary of News Corporation, to provide mobile entertainment to consumers on a global basis. Fox paid VeriSign cash consideration of $192.4 million for the divestiture of 51% of its ownership interest in Jamba and VeriSign paid Fox $4.9 million in cash for its contribution of Fox Mobile Entertainment assets. The Company recorded a gain of $68.2 million in Other income, net, upon the divestiture of its majority ownership interest in Jamba and recorded its interests in the Jamba joint ventures as investments in unconsolidated entities in accordance with the equity method. As of December 31, 2007, the Company had a balance of $109.8 million in investments in unconsolidated entities related to the Jamba joint ventures. In 2007, the Company provided a working capital loan of $15.0 million under a promissory note to the Jamba joint ventures.

The Company invested additional amounts of $15.7 million and $17.2 million in 2008 and 2007, respectively, pursuant to capital calls approved by the board of managers of the Jamba joint ventures, and recorded the amount as investments in unconsolidated entities. The purpose of the capital calls was to fund the ongoing business and working capital needs of the Jamba joint ventures.

On October 6, 2008, the Company sold its remaining 49% ownership interest in the Jamba joint ventures to subsidiaries of News Corporation for cash consideration of $199.4 million and the Company recorded a gain on sale of $77.9 million in Other income, net, and an income tax expense of $11.0 million, upon the divestiture. Pursuant to the sale agreement, all outstanding debts and accrued but unpaid interest owed among the Company and the Jamba joint ventures have been repaid, and the parties agreed to the settlement and discharge of all other amounts owed among them as of the date of the agreement.

Note 3. Business Combinations

2008 Acquisition

On October 1, 2008, VeriSign completed its acquisition of Global Name Registry, Limited ("GNR"), a United Kingdom based company that manages and operates the registry for the *.name* top level domain. VeriSign paid approximately $11.7 million in cash (net of cash acquired of $1.1 million) for the acquisition, which included approximately $0.6 million to cover certain transaction costs. VeriSign recorded goodwill of $1.2 million, other indefinite-lived intangible asset of $11.7 million, and assumed net liabilities of $1.2 million. GNR is included as part of the Company's 3IS segment. VeriSign had a pre-existing relationship with GNR, pursuant to a registry services agreement, whereby VeriSign provided certain registry services to GNR. The effective settlement of the pre-existing relationship, as a result of the acquisition, did not result in any gain or loss in the Consolidated Statement of Operations.

2007 Acquisitions

In 2007, VeriSign did not acquire any businesses.

2006 Acquisitions

inCode

On November 30, 2006, VeriSign completed its acquisition of inCode Telecom Group, Inc. ("inCode"), a San Diego, California-based wireless and technology consulting company. VeriSign purchased inCode to give its customers a competitive edge in bringing advanced mobility solutions to market. VeriSign's purchase price of $41.8 million consisted of approximately $40.2 million in cash consideration and $1.6 million in direct transaction costs. Immediately upon closing, VeriSign paid $21.7 million of inCode's outstanding principal debt and assumed liabilities. In allocating the purchase price based on estimated fair values, VeriSign recorded goodwill of $27.8 million, other intangible assets of $39.6 million and assumed net liabilities of $25.6 million. At the date of acquisition, the overall weighted-average life of the identified amortizable intangible assets acquired in the purchase of inCode was 7.1 years. In 2008, inCode was divested as part of the Company's Communications Consulting business.

GeoTrust

On September 1, 2006, VeriSign completed its acquisition of GeoTrust, Inc. ("GeoTrust"), a Needham, Massachusetts-based privately-held provider of digital certificates and identity verification solutions. VeriSign's purchase price of $127.4 million consisted of approximately $125.3 million in cash consideration and $2.1 million in direct transaction costs. In allocating the purchase price based on estimated fair values, VeriSign recorded goodwill of $100.1 million, other intangible assets of $28.3 million, assumed net liabilities of $2.2 million and in-process research and development ("IPR&D") expense of $1.2 million. At the date of acquisition, the overall weighted-average life of the identified amortizable intangible assets acquired in the purchase of GeoTrust was 5.4 years. GeoTrust is included in the Company's 3IS segment.

m-Qube

On May 1, 2006, VeriSign completed its acquisition of m-Qube, Inc. ("m-Qube"), a Watertown, Massachusetts-based privately-held mobile channel enabler that helps companies develop, deliver and bill for mobile content, applications and messaging services. VeriSign purchased m-Qube to provide an end-to-end technology platform, carrier relationships and value-added services to consumer facing companies and their service providers to use wireless broadband as a content delivery, marketing and communications channel. VeriSign's purchase price of $269.2 million for all of the outstanding capital stock and vested options of m-Qube consisted of approximately $266.0 million in cash consideration and $2.4 million in direct transaction costs. VeriSign also assumed $0.8 million of unvested stock options of m-Qube. In allocating the purchase price based on estimated fair values, VeriSign recorded goodwill of $160.0 million, other intangible assets of $93.6 million, net tangible assets of $11.0 million and IPR&D expense of $4.6 million. At the date of acquisition, the overall weighted-average life of the identified amortizable intangible assets acquired in the purchase of m-Qube was 5.3 years. In 2008, m-Qube was classified as a discontinued operation, and its assets are included in the Company's Messaging and Mobile Media and Content Portal Services ("CPS") businesses held-for-sale and a portion was divested with the EMEA Mobile Media ("EMM") business.

Kontiki

On March 14, 2006, VeriSign completed its acquisition of Kontiki, Inc. ("Kontiki"), a Sunnyvale, California-based provider of broadband content services. VeriSign purchased Kontiki to expedite large file downloads on the Internet. VeriSign's purchase price of $59.6 million for all of the outstanding capital stock and vested options of Kontiki consisted of approximately $57.1 million in cash consideration and $2.3 million in

direct transaction costs. VeriSign also assumed $0.2 million of unvested stock options of Kontiki. In allocating the purchase price based on estimated fair values, VeriSign recorded goodwill of $23.9 million, other intangible assets of $23.5 million, net tangible assets of $2.2 million and IPR&D expense of $10.0 million. At the date of acquisition, the overall weighted-average life of the identified amortizable intangible assets acquired in the purchase of Kontiki was 6.4 years. In 2008, Kontiki was divested as part of the Company's Content Delivery Network business.

3united Mobile Solutions

On February 28, 2006, VeriSign completed its acquisition of 3united Mobile Solutions ag ("3united"), a Vienna, Austria-based provider of wireless application services. VeriSign purchased 3united to provide anticipated ability to bundle different applications to engage and drive consumers to higher value services such as content, chat or mCommerce. VeriSign's purchase price of $71.2 million for approximately 99.8% of the outstanding capital stock of 3united consisted of approximately $70.1 million in cash consideration, and $1.1 million in direct transaction costs. In allocating the purchase price based on estimated fair values, VeriSign recorded goodwill of $48.3 million, other intangible assets of $26.7 million and assumed net liabilities of $3.8 million. Under Austrian tax law a portion of the goodwill is deductible for tax purposes. At the date of acquisition, the overall weighted-average life of the identified amortizable intangible assets acquired in the purchase of 3united was 6.6 years. In 2008, 3united was divested as part of the Company's EMEA Mobile Media business.

CallVision

On January 24, 2006, VeriSign completed its acquisition of CallVision, Inc. ("CallVision"), a Seattle, Washington-based privately-held provider of online analysis applications for mobile communications customers. VeriSign purchased CallVision to provide online customer self-service with a single view of billing across multiple systems and vendors. VeriSign's purchase price of $38.7 million for all of the outstanding capital stock and vested options of CallVision consisted of approximately $38.2 million in cash consideration and $0.4 million in direct transaction costs. VeriSign also assumed $0.1 million of unvested stock options of CallVision. In allocating the purchase price based on estimated fair values, VeriSign recorded goodwill of $18.0 million, other intangible assets of $12.0 million, net tangible assets of $8.2 million and IPR&D expense of $0.5 million. At the date of acquisition, the overall weighted-average life of the identified amortizable intangible assets acquired in the purchase of CallVision was 6.3 years. In 2008, CallVision was divested as part of the Company's Self-Care and Analytics business.

Other Acquisitions

In addition to the above, VeriSign also acquired two other companies during 2006 for an aggregate purchase price of approximately $25.4 million. These acquisitions were not material on an individual basis or in the aggregate.

Note 4. Assets Held for Sale and Discontinued Operations

During the fourth quarter of 2007, VeriSign announced a change to its business strategy to allow management to focus its attention on its core competencies and to make additional resources available to invest in its core businesses. The strategy calls for the divesture or winding down of a number of non-core businesses in the Company's portfolio, such as Enterprise Security Services ("ESS"), Communications Services, and

Messaging and Mobile Media Services, as well as other smaller businesses. These businesses, except for Pre-pay, which the Company is currently in the process of winding down, are classified as disposal groups held for sale as of December 31, 2008, and their results of operations have been classified as discontinued operations for all periods presented.

Completed Divestitures

On December 31, 2008, the Company sold its EMM business which offered mobile application services that included interactive messaging applications, content portal services, and messaging gateway services for cash consideration of $7.8 million, $3.6 million of which is due in 2009, and $2.8 million related to an estimated working capital adjustment is due in 2009. The Company recorded a loss on sale of $13.3 million, net of an income tax benefit of $0.1 million, including estimated losses on disposal recorded prior to the sale. The Company's 3united Mobile Solutions business, which it acquired in 2006, was divested as part of the EMM business. The historical results of operations of the EMM business have been classified as discontinued operations for all periods presented.

On December 31, 2008, the Company sold its Post-pay business, which enabled advanced billing and customer care services to wireless telecommunications carriers, for cash consideration of $28.3 million. The cash consideration includes $2.5 million that was placed in an escrow account to cover any contingent claims made by the buyer against the Company through December 31, 2009. If no claims are made, the amount in escrow will be released to the Company during the fourth quarter of fiscal 2009. The Company recorded a loss on sale of $1.9 million, net of an income tax benefit of $0.3 million, including estimated losses on disposal recorded prior to the sale. The historical results of operations of the Post-pay business have been classified as discontinued operations for all periods presented.

On October 31, 2008, the Company sold its Communications Consulting business, which offered a full range of strategy and technology consulting, business planning, sourcing, and implementation services to help telecommunications operators and equipment manufacturers drive profitable new business and technology strategies, in a management buyout transaction for cash consideration of $0.7 million The Company recorded a loss on the sale of $20.9 million, net of an income tax benefit of $17.0 million, including estimated losses on disposal recorded prior to the sale. The Company's inCode Telecom Group business, which it acquired in 2006, was divested as part of the Communications Consulting business. The historical results of operations of the Communications Consulting business have been classified as discontinued operations for all periods presented.

On April 30, 2008, the Company sold its Digital Brand Management Services ("DBMS") business, which offered a range of corporate domain name and brand protection services that help enterprises, legal professionals, information technology professionals and brand marketers monitor, protect and build digital brand equity, for net cash consideration of $50.4 million and recorded a gain on sale of $21.2 million, net of an income tax expense of $11.4 million. The net cash consideration includes $5.0 million that was placed in an escrow account to cover any contingent claims made by the buyer against VeriSign through April 30, 2009. If no claims are made, the amount in escrow will be released to VeriSign during the second quarter of fiscal 2009. The historical results of operations of the DBMS business have been classified as discontinued operations for all periods presented.

On April 30, 2008, the Company sold its Content Delivery Network ("CDN") business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale, for net cash consideration of $1.0 million and recorded a gain on sale of $1.7 million, net of an income tax expense of $1.1 million. The Company's Kontiki business, which it acquired in 2006, was divested as part of the CDN business. The Company has retained an equity ownership in the CDN

business and has accounted for its investment in the CDN business on an equity method basis. As a result of the Company's continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations. The historical results of operations of CDN are included in the Company's Other Services segment.

On March 31, 2008, the Company sold its Self-Care and Analytics ("SC&A") business, which provided on-line analysis applications for mobile communications customers and on-line customer self-service with a single view of billing across multiple systems, for net cash consideration of $14.2 million and recorded a loss on sale of $0.5 million, net of an income tax benefit of $0.3 million. The Company's CallVision business, which it acquired in 2006, was sold as part of the SC&A business. The historical results of operations of the SC&A business have been classified as discontinued operations for all periods presented.

On December 31, 2007, the Company sold its Retail Data Solutions ("RDS") business, which offered point-of-sale data information for retail, pharmaceutical and consumer goods customers, for $10.2 million in considerations. The sale price included $6.4 million in cash and $3.8 million in preferred stock of the acquiring company. The Company recorded the preferred stock as a long-term investment. As part of the transaction, the Company recorded a gain on sale of $4.5 million, net of an income tax benefit of $1.5 million. As the historical results of operations of the RDS business were not significant, they have not been classified as discontinued operations. The historical results of operations of RDS are included in the Company's Other Services segment.

On September 1, 2007, the Company sold its wholly-owned Jamba Service GmbH subsidiary ("Jamba Service"), which marketed insurance and extended service warranties to consumers for mobile electronic equipment and products, for net cash consideration of $12.8 million and recorded a gain on sale of $1.8 million. The historical results of operations of Jamba Service have been classified as discontinued operations for all periods presented.

Assets Held for Sale

The Company did not have any assets held for sale as of December 31, 2007. The following table presents the carrying amounts of major classes of assets and liabilities related to assets held for sale as of December 31, 2008. During 2008, the Company recorded net losses on disposals of $433.2 million, including $412.0 million of estimated losses on assets held for sale, which is included in discontinued operations. Gains on disposal are recorded on the date the sale of the disposal group is consummated.

	December 31, 2008
	(In thousands)
Assets:	
Accounts receivable	$ 58,588
Other current assets	63,516
Goodwill (net of estimated losses on assets held for sale of $412.0 million)	237,177
Other long-lived assets	124,559
Total assets held for sale	$483,840
Liabilities:	
Accounts payable and accrued liabilities	$ 35,853
Deferred revenues	13,307
Total liabilities related to assets held for sale	$ 49,160

As of December 31, 2008, businesses classified as held for sale and presented as discontinued operations are the following:

Communications Services

The Company's Communications Services business provides communications services, such as Billing and Commerce Services, Connectivity and Interoperability Services and Intelligent Database Services. The Company's Billing and Commerce Services primarily include its Billing Services, Global Consulting Services for Billing, Real-Time Rating and Payment Services, Real-Time Roaming Services, and Settlement and Exchange Services. The Company's Connectivity and Interoperability Services primarily include its Signaling System 7 ("SS7") Connectivity, Voice and Data Roaming services, and Voice Over Internet Protocol Services. The Company's intelligent database services primarily include its Number Portability Services, Calling Name Database Services, Line Information Database Services and Toll-free Database Services.

On March 2, 2009, the Company entered into a binding agreement to sell its Communications Services business to Transaction Network Services, Inc. for $230.0 million subject to certain adjustments to reflect normal fluctuations in working capital. The transaction is subject to Hart-Scott-Rodino Act review, and the agreement contains customary closing conditions. The parties anticipate that the transaction will close within 60 days.

Content Portal Services

The Company's CPS business enables a seamless end-to-end solutions business focused on providing best-in-class digital content storefront services. CPS can be used as a content delivery platform for games, ringtones, and other content services. CPS provides its services to mobile carriers and media companies primarily located in Canada.

Enterprise Security Services

The Company's Enterprise Security Services business includes Managed Security Services ("MSS"), iDefense Security Intelligence Services, and the Global Consulting Services. The Company's MSS enables enterprises to effectively monitor and manage their network security infrastructure 24 hours per day, every day of the year while reducing the associated time, expense, and personnel commitments by relying on VeriSign's security platform and experienced security staff. The Company's iDefense Security Intelligence Services deliver comprehensive, actionable intelligence to help companies decide how to respond to threats and manage security risks on networks. The Global Consulting Services help companies understand corporate security requirements, comply with all applicable regulations, identify security vulnerabilities, reduce risk, and meet the security compliance requirements applicable to the particular business and industry.

International Clearing

The Company's International Clearing business enables financial settlement and call data settlement for wireless and wireline carriers.

Messaging and Mobile Media

The Company's Messaging and Mobile Media ("MMM") business is an industry-leading global provider of short-messaging, multimedia messaging, and mobile content application services. MMM enables messages and multimedia content to be sent globally across any wireless operator and mobile device. MMM offers the global connectivity, network reliability, and scalability necessary to capitalize on the fast growing global messaging and media content markets.

Real-time Publisher Services

The Company's Real-Time Publisher services ("RTP") allow organizations to obtain access to and organize large amounts of constantly updated content, and distribute it, in real time, to enterprises, Web-portal developers, application developers and consumers. RTP also makes it easier for publishers of all sizes to distribute and track their content feeds, which may improve the reliability and quality of their real-time content.

The current and historical operations, gains and losses upon disposition, including estimated losses upon disposition, of these disposal groups are presented as discontinued operations for all periods presented in the Company's Consolidated Statements of Operations. The amounts presented represent direct operating costs of the disposal groups. The Company has determined direct costs consistent with the manner in which the disposal groups were structured and managed during the respective periods. Allocations of indirect costs such as corporate overheads and goodwill impairments that are not directly attributable to a disposal group have not been made.

For a period of time, the Company will continue to generate cash flows and will report income statement activity in continuing operations that are associated with these disposal groups and certain of the completed divestitures. The activities that will give rise to these impacts are transitional in nature and generally result from agreements that ensure and facilitate the orderly transfer of business operations. The nature, magnitude and duration of the agreements will vary depending on the specific circumstances of the service, location and/or business need. The agreements can include the following: logistics, customer service, support of financial processes, procurement, human resources, facilities management, data collection and information services. Existing agreements primarily extend for periods less than 12 months.

The following table presents the revenues and the components of discontinued operations, net of tax:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Revenues	$ 593,700	$654,383	$585,935
(Loss) income before income taxes	$ (18,930)	$ 16,981	$ 65,767
Income tax expense	(26,726)	(19,930)	(44,573)
(Loss) income from discontinued operations	(45,656)	(2,949)	21,194
(Loss) gain on sale of discontinued operations and estimated losses on assets held for sale, before income taxes	(433,232)	1,357	—
Income tax benefit	11,604	—	—
(Loss) gain on sale of discontinued operations	(421,628)	1,357	—
Total (loss) income from discontinued operations	$(467,284)	$ (1,592)	$ 21,194

Note 5. Restructuring, Impairments and Other Charges (Reversals), Net

A comparison of restructuring, impairments and other charges (reversals), net, is presented below:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
2008 restructuring plan charges	$ 31,484	$ —	$ —
2007 restructuring plan charges	369	20,115	—
2003 and 2002 restructuring plan reversals	(60)	(99)	(6,209)
Total restructuring charges (reversals) for continuing operations	31,793	20,016	(6,209)
Impairments and other charges for continuing operations	156,758	214,961	—
Total restructuring, impairments and other charges (reversals), net, for continuing operations	188,551	234,977	(6,209)
2008 restructuring plan charges for discontinued operations	38,098	—	—
2007 restructuring plan charges for discontinued operations	545	9,499	—
2003 and 2002 restructuring plan charges (reversals) for discontinued operations	—	(75)	(211)
Impairments and other charges for discontinued operations	45,802	47,861	1,949
Total restructuring, impairments and other charges, net, for discontinued operations	84,445	57,285	1,738
Total restructuring, impairments and other charges (reversals), net	$272,996	$292,262	$(4,471)

2008 Restructuring Plan

In the fourth quarter of 2007, VeriSign announced a change in its business strategy to be more tightly-aligned with its core competencies, which are providing highly scaleable, reliable and secure Internet infrastructure and identity services to customers around the world. The strategy calls for divestiture or winding down of a number of non-core businesses in its portfolio. As part of this divestiture strategy, VeriSign initiated a restructuring plan in the first quarter of 2008, which includes workforce reductions, excess facilities and other exit costs primarily related to the consulting and professional fees incurred for initiating and executing the divestiture strategy. As of December 31, 2008, VeriSign recorded a total of $69.6 million in restructuring charges, inclusive of amounts for discontinued operations, under its 2008 restructuring plan.

2007 Restructuring Plan

In January 2007, VeriSign initiated a restructuring plan to execute a company-wide reorganization replacing the previous business unit structure with a combined worldwide sales and services team, and an integrated development and products organization. The restructuring plan included workforce reductions, abandonment of excess facilities, and other exit costs.

2003 and 2002 Restructuring Plans

In November 2003, VeriSign announced a restructuring initiative related to the sale of its Network Solutions business and the realignment of other business units. The restructuring plan resulted in reductions in workforce, abandonment of excess facilities, disposals of property and equipment and other exit costs.

In April 2002, VeriSign announced plans to restructure its operations to rationalize, integrate and align resources. This restructuring plan included workforce reductions, abandonment of excess facilities, write-off of abandoned property and equipment and other exit costs.

The following table presents the consolidated restructuring charges, inclusive of amounts for discontinued operations, associated with all the restructuring plans:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Workforce reduction	$63,845	$20,497	$ (107)
Excess facilities	5,381	4,699	(6,300)
Other exit costs	1,210	4,244	(13)
Total restructuring charges (reversals)	$70,436	$29,440	$(6,420)

Of the total consolidated restructuring charges, $36.5 million, and $4.8 million relate to workforce reduction for discontinued operations for the years ended December 31, 2008 and 2007 respectively. There were no restructuring charges related to workforce reduction for the year ended December 31, 2006.

Of the consolidated restructuring charges, $18.3 million, and $2.3 million relate to stock-based compensation for certain terminated employees for 2008 and 2007, respectively, of which $9.5 million, and $0.2 million are recorded in discontinued operations. There were no restructuring charges related to stock-based compensation for terminated employees for the year ended December 31, 2006.

At December 31, 2008, the consolidated accrued restructuring costs associated with all the restructuring plans are $32.0 million and consist of the following:

	Accrued Restructuring Costs at December 31, 2007	Restructuring Charges	Cash Payments	Non-Cash	Accrued Restructuring Costs at December 31, 2008
			(In thousands)		
Workforce reduction	$ 493	63,845	$(19,049)	$(19,915)	$25,374
Excess facilities	3,702	5,381	(2,534)	34	6,583
Other exit costs	156	1,210	(1,331)	(35)	—
Total accrued restructuring costs	$4,351	$70,436	$(22,914)	$(19,916)	$31,957
Included in current portion of accrued restructuring costs					$28,920
Included in long-term portion of accrued restructuring costs					$ 3,037

Cash payments totaling approximately $11.3 million related to the abandonment of excess facilities under all restructuring plans will be paid over the respective lease terms, the longest of which extends through 2016. The present value of future cash payments related to lease terminations due to the abandonment of excess facilities is expected to be as follows:

	Contractual Lease Payments	Anticipated Sublease Income	Net
	(In thousands)		
2009	$ 3,763	$ (217)	$3,546
2010	2,853	(1,174)	1,679
2011	2,375	(1,017)	1,358
2012	394	(394)	—
Thereafter	1,272	(1,272)	—
	$10,657	$(4,074)	$6,583

Impairments and Other Charges

The following table presents the consolidated impairments and other charges, inclusive of amounts for discontinued operations:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Impairment of goodwill and other intangible assets	$123,413	$249,592	$1,950
Other charges	79,147	13,230	(1)
Total impairments and other charges	$202,560	$262,822	$1,949

Impairment of goodwill and other intangible assets

In 2008, VeriSign recorded an impairment charge of $77.6 million for goodwill related to its VeriSign Japan reporting unit, which is classified as continuing operations and recorded an impairment charge of $45.8 million for goodwill related to its Post-pay reporting unit, which is classified as discontinued operations. See Note 7, "Goodwill and Other Intangible Assets," for further information regarding the impairment of goodwill related to the Post-pay business.

In 2007, VeriSign recognized impairment charges of $182.2 million and $62.6 million to goodwill and other intangible assets, respectively, related to its former Content Services reporting unit as a result of the Company's decision to divest its non-core businesses. In 2007, the entire goodwill impairment charge was classified as continuing operations, and the other intangible assets impairment charges of $15.6 million and $47.0 million were classified as continuing operations and discontinued operations, respectively. In addition, in 2007, VeriSign wrote off approximately $4.8 million of other intangible assets specifically related to abandoned technology acquired for a specific customer, all of which relates to continuing operations.

In 2006, VeriSign wrote off approximately $2.0 million of other intangible assets specifically related to abandoned technology acquired for a specific customer, which is classified as discontinued operations.

Other charges

Other charges comprised of excess and obsolete property and equipment that were impaired, disposed off or abandoned.

In 2008, VeriSign recorded a loss of $79.1 million in continuing operations as a result of the sale of a portion of its Mountain View facilities, as described in Note 8, "Other Balance Sheet Items." The sale of the Mountain View facilities was consummated as a result of the 2008 restructuring plan to divest or wind down the non-core businesses.

In 2007, VeriSign recognized an impairment charge of $4.3 million for property and equipment, of the former Content Services reporting unit as a result of the impairment test conducted as required by SFAS 144 as of December 31, 2007. VeriSign also recorded additional charges of approximately $9.0 million, primarily for the abandonment of obsolete property and equipment and impairment specifically related to a significant change in the operations of an asset group. Of the total consolidated other charges in 2007, $0.9 million related to discontinued operations.

Note 6. Cash, Cash Equivalents, Investments and Restricted Cash

VeriSign's cash equivalents, short-term investments and restricted investments have been classified as available-for-sale. The following tables summarize VeriSign's Cash and cash equivalents, short-term investments included in Prepaid expenses and other current assets, and Restricted cash:

	As of December 31, 2008			
	Carrying Value	Unrealized Gains	Unrealized Losses	Estimated Fair Value
		(In thousands)		
Cash	$ 204,710	$—	$ —	$ 204,710
Money market funds	586,216	—	—	586,216
Equity securities of public company	482	—	(222)	260
	$ 791,408	$—	$(222)	$ 791,186
Included in Cash and cash equivalents				$ 789,068
Included in Prepaid expenses and other current assets				$ 260
Included in Restricted cash				$ 1,858

	As of December 31, 2007			
	Carrying Value	Unrealized Gains	Unrealized Losses	Estimated Fair Value
		(In thousands)		
Cash	$ 157,423	$—	$ —	$ 157,423
Money market funds	1,266,235	—	—	1,266,235
Equity securities of public company	722	289	—	1,011
	$1,424,380	$289	$ —	$1,424,669
Included in Cash and cash equivalents				$1,376,722
Included in Prepaid expenses and other current assets				$ 1,011
Included in Restricted cash				$ 46,936

Gross realized losses on investments totaled $8.5 million in 2008 primarily consisting of an other-than-temporary impairment charge relating to certain money market funds held by The Reserve. See Note 8, "Other Balance Sheet Items," *Prepaid Expenses and Other Current Assets,* for further information regarding the impairment charge. Gross realized gains on investments of $2.1 million in 2008 primarily resulted upon sale of certain public and non-public equity investments.

Gross realized losses on investments totaled $5.2 million in 2007 consisting of the impairment and sale of certain public and non-public equity investments. Gross realized gains on investments were $3.4 million in 2007.

Gross realized losses on investments totaled $0.4 million in 2006 consisting of the impairment and sale of certain public and non-public debt and equity investments. Gross realized gains on investments were $23.2 million in 2006.

Unrealized gains and losses on available-for-sale investments are included in Accumulated other comprehensive income in the Consolidated Balance Sheets.

The following table presents the unrealized gains and losses on available-for-sale investments:

	As of December 31,	
	2008	2007
	(In thousands)	
Gross unrealized gains	$ —	$289
Gross unrealized losses	(222)	—
Net unrealized gains (losses)	$(222)	$289

Restricted Cash

As of December 31, 2008, the Company has $1.9 million classified as restricted cash, of which $0.3 million is pledged as collateral for standby letters of credit guarantee certain of its contractual obligations, primarily relating to its real estate lease agreements, the longest of which is expected to mature in 2010, and $1.6 million represents employee payroll withholdings, net of claims, paid related to the short-term disability program under the State of California Employment Development Department's Voluntary Plan Fund guidelines.

In 2008, the trust established during 2004 for the Company's director and officer liability self-insurance coverage was terminated, and as a result, $45.0 million was released from the trust. As of December 31, 2008, the amount is recorded as Cash and cash equivalents as the Company's ability to use it is no longer restricted.

Note 7. Goodwill and Other Intangible Assets

The following table summarizes the changes in the carrying amount of goodwill as allocated to the Company's operating segments:

	Internet Infrastructure and Identity Services	Other Services	Total
	(In thousands)		
December 31, 2006	$353,384	$1,089,109	$1,442,493
Divestiture of businesses	—	(180,433)	(180,433)
Impairment	—	(182,151)	(182,151)
Other adjustments (1)	(581)	3,092	2,511
December 31, 2007	352,803	729,617	1,082,420
Divestiture of businesses	—	(19,726)	(19,726)
Impairment	(77,619)	(45,793)	(123,412)
Acquisition of business	1,200	—	1,200
Reclassification to assets held for sale	—	(664,098)	(664,098)
Other adjustments (1)	6,725	—	6,725
Balance at December 31, 2008	$283,109	$ —	$ 283,109

(1) VeriSign makes certain goodwill adjustments after the initial purchase to acquired companies for income tax adjustments, foreign exchange fluctuations and other additions or reductions that were determined after the initial purchase.

VeriSign performed its annual impairment tests during the second quarter of 2008, 2007 and 2006.

During the second quarter of 2008, the Company performed an annual impairment review of its Naming Services, SSL Certificate Services, IAS and VeriSign Japan reporting units related to its core businesses; and the Post-pay and Messaging Services reporting units related to its non-core businesses. The estimated fair value of each reporting unit was computed using a combination of the income approach and the market valuation approach. The Company tested goodwill for each of these reporting units for impairment by comparing the fair value of the reporting unit to its carrying value. The comparison of fair value to carrying value represents Step 1 of a two-step approach. Each of the reporting units reviewed for impairment under Step 1 of SFAS 142, except for the Post-pay reporting unit, had a fair value in excess of its carrying value and no further analysis was required. The Post-pay reporting unit had a fair value less than its carrying value and the Company concluded that the goodwill in its Post-pay reporting unit was impaired and that further analysis was required to determine the amount by which the carrying value of the goodwill of this reporting unit exceeded its implied fair value. A Step 2 analysis required the Company to allocate the fair value of the Post-pay reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) based on their respective fair values. Prior to this allocation, the Company assessed the long-lived assets, other than goodwill, of that unit for impairment, and determined they were not impaired. Based on this allocation, the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities resulted in a goodwill impairment of $45.8 million relating to the Post-pay reporting unit, which is classified as discontinued operations for 2008.

There were no impairment charges for goodwill and other intangible assets from the annual impairment test conducted during the second quarter of 2007 and 2006.

During the fourth quarter of 2008, the Company performed an interim impairment review of its Naming Services, SSL Certificate Services, IAS and VeriSign Japan reporting units related to its core businesses. The primary indicator of impairment was a decrease in the Company's market capitalization, arising from an adverse

change in the business environment. The estimated fair value of each reporting unit was computed using the combination of the income approach and the market valuation approach. The Company tested goodwill for each of these reporting units for impairment by comparing the fair value of the reporting unit to its carrying value. Each of the reporting units reviewed for impairment under Step 1 of SFAS 142, except for the VeriSign Japan reporting unit, had a fair value in excess of its carrying value and no further analysis was required. The VeriSign Japan reporting unit had a fair value less than its carrying value and the Company concluded that the goodwill in its VeriSign Japan reporting unit was impaired and that further analysis was required to determine the amount by which the carrying value of the goodwill of this reporting unit exceeded its implied fair value. A Step 2 analysis required the Company to allocate the fair value of the VeriSign Japan reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) based on their respective fair values. Prior to this allocation, the Company assessed the long-lived assets, other than goodwill, of that unit for impairment, and determined they were not impaired. Based on this allocation, the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities resulted in a goodwill impairment of $77.6 million relating to the VeriSign Japan reporting unit, which is classified as continuing operations for 2008.

During the fourth quarter of 2007, based on a combination of factors, primarily a more-likely-than-not expectation that a significant portion of its former Content Services ("Content"), and former Commerce and Communications Services ("Commerce and Communications") reporting units would be sold or otherwise disposed off in accordance with its decision to divest its non-core businesses, the Company concluded that there were sufficient indicators to assess whether any portion of the recorded goodwill balances for its former Content, and Commerce and Communications reporting units were impaired. The Company performed an impairment review of its former Content, and Commerce and Communications reporting units. The estimated fair value of each reporting unit was computed using the combination of the income approach and the market valuation approach. The Company tested goodwill for each of these reporting units for impairment by comparing the fair value of the reporting unit to its carrying value. Each of the reporting units reviewed for impairment under SFAS 142, except for the former Content reporting unit, had a fair value in excess of its carrying value and no further analysis was required. The former Content reporting unit had a fair value less than its carrying value and the Company concluded that the goodwill in its former Content reporting unit was impaired and that further analysis was required to determine the amount by which the carrying value of the goodwill of this reporting unit exceeded its implied fair value. A Step 2 analysis required the Company to allocate the fair value of the former Content reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) based on their respective fair values. Prior to this allocation, the Company assessed the long-lived assets, other than goodwill, of that unit for impairment and determined that the other intangible assets were impaired, that resulted in an impairment charge of $62.6 million. Based on this allocation, the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities resulted in a goodwill impairment of $182.2 million relating to the former Content reporting unit, which is classified as continuing operations for 2008.

In 2007, the Company divested its majority ownership interest in Jamba and reduced its goodwill balance by $180.2 million as part of the divestiture.

VeriSign's other intangible assets are comprised of:

	As of December 31, 2008			
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Life in Years
	(Dollars in thousands)			
Amortizable intangible assets:				
Customer relationships	$26,727	$(13,844)	$12,883	3.0
Technology in place	15,969	(9,457)	6,512	2.9
Non-compete agreement	3,100	(2,411)	689	0.7
Trade name	5,800	(2,256)	3,544	3.7
	51,596	(27,968)	23,628	3.0
Indefinite-lived intangible assets:				
Domain name rights			11,684	
Total other intangible assets			$35,312	

	As of December 31, 2007			
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Life in Years
	(Dollars in thousands)			
Amortizable intangible assets:				
Customer relationships	$212,978	$(152,844)	$ 60,134	5.6
Technology in place	212,377	(179,144)	33,233	3.6
Carrier relationships	36,300	(26,864)	9,436	5.3
Non-compete agreement	30,154	(19,089)	11,065	1.8
Trade name	12,968	(7,425)	5,543	4.7
Other	9,000	(6,619)	2,381	3.2
Total other intangible assets	$513,777	$(391,985)	$121,792	4.6

Fully amortized other intangible assets are not included in the above tables. VeriSign recorded $11.7 million of other intangible assets with an indefinite useful life when it completed its acquisition of GNR in 2008. At December 31, 2007, the net carrying value of other intangible assets which relate to businesses that have been divested or classified as disposal groups held for sale as of December 31, 2008, totaled $89.2 million.

Estimated future amortization expense related to other intangible assets at December 31, 2008, is as follows:

	(In thousands)
2009	$ 9,761
2010	7,165
2011	3,956
2012	1,828
2013	893
Thereafter	25
	$23,628

Note 8. Other Balance Sheet Items

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,	
	2008	2007
	(In thousands)	
Prepaid expenses	$ 22,775	$ 25,344
Deferred tax assets	64,482	59,922
Non-trade receivables	13,054	19,763
Receivables from buyers	14,899	—
Funds held by The Reserve	150,346	—
Other	2,622	72,865
Total prepaid expenses and other current assets	$268,178	$177,894

Non-trade receivables primarily consist of income tax receivables and value added tax receivables. Other, at December 31, 2007, primarily consisted of pass-through receivables, which are amounts that the Company collects from its customers that are due to third-party vendors as part of a revenue sharing agreement. As of December 31, 2008 and 2007, the Company's pass-through receivables' balance was $65.2 million and $71.4 million, respectively. As of December 31, 2008, $63.5 million in pass-through receivables are included in Assets held for sale. As of December 31, 2008, Receivables from buyers primarily consists of receivables related to the sale consideration and working capital adjustments of the divested EMM business, and amounts held in escrow for certain other divested businesses.

In the latter half of 2008, there was a major disruption in the global credit markets due to the rising concerns about possible financial institution defaults, the bankruptcy filing of Lehman Brothers Holdings Inc. ("Lehman") and the potential for a deep economic recession. Following these disruptions, certain money market funds managed by The Reserve made various announcements that their underlying portfolios had experienced a loss of principal, the redemption rights of all holders were suspended indefinitely and the funds would be liquidated. At the time of the redemption suspension, the Company had $256.7 million invested in The Reserve's Primary Fund (the "Primary Fund") and The Reserve International Liquidity Fund, Ltd. (the "International Fund"). Due to the lack of an active market for most corporate and bank debt securities, the Company assessed the fair value of the underlying securities within the Primary Fund and the International Fund based on a review of current investment ratings of the underlying securities within the money-market funds coupled with an evaluation of the expected maturity value and the current performance of the securities within the funds in meeting scheduled payments of principal and interest. The Company based its estimates on historical experience and various other assumptions that it believes to be reasonable, the results of which form the basis for making judgments about the carrying values of its investments in the Primary Fund and the International Fund. In 2008, the Company recognized an other-than-temporary impairment loss of $8.2 million in Other income, net, related to the underlying securities of Lehman held in the Primary Fund and the International Fund and the related liquidity risk in the investment. The credit and capital markets deteriorated significantly in the latter half of 2008, and may continue to deteriorate into 2009. If these markets deteriorate further, or if the Company is allocated a portion of the legal and/or administrative costs incurred by the Primary Fund and/or the International Fund during their liquidation process, the Company may incur additional impairments, which could negatively affect its financial position, cash flows and results of operations.

As of December 31, 2008, the Company has $158.5 million held by the Primary Fund and the International Fund, of which $150.3 million, net of the impairment charge of $8.2 million, is classified as Prepaid expenses and other current assets due to the lack of an active market. In the fourth quarter of 2008, VeriSign received a distribution of $98.2 million from the Primary Fund. This represents approximately 80% of the Company's total investment in the Primary Fund. Subsequent to December 31, 2008, the Company received distributions of $8.3 million and $85.8 million from the Primary Fund and the International Fund, respectively. The total distributions to date represents approximately 85% and 65% of the Company's total investment in the Primary Fund and the International Fund, respectively. As of March 2, 2009, the funds held by the Primary Fund and the International Fund were $16.2 million and $40.1 million, respectively, net of the other-than-temporary impairment loss described above.

Property and Equipment, Net

The following table presents the detail of property and equipment, net:

	As of December 31,	
	2008	2007
	(In thousands)	
Land	$ 133,746	$ 222,750
Buildings	132,839	118,220
Computer equipment and software	341,616	738,549
Capital work in progress	16,595	69,298
Office equipment, furniture and fixtures	15,491	33,408
Leasehold improvements	52,690	47,510
Total cost	692,977	1,229,735
Less: accumulated depreciation and amortization	(310,736)	(607,818)
Total property and equipment, net	$ 382,241	$ 621,917

During the first quarter of 2008, the Company reclassified certain leasehold improvements, with a cost of $29.2 million, to buildings as the Company determined this was a more appropriate categorization of these assets. The amounts presented at December 31, 2007, were reclassified accordingly. During the second quarter of 2008, the Company sold certain property and equipment in its Mountain View, California, location for net cash consideration of $47.6 million. The sale primarily included land with a total cost of $88.1 million and buildings with a total cost of $50.1 million. The accumulated depreciation of the Mountain View property which was sold was $12.5 million.

Other Assets

Other assets consist of the following:

	As of December 31,	
	2008	2007
	(In thousands)	
Long-term deferred tax assets	$198,322	$230,695
Long-term note receivable	—	15,000
Long-term investments	5,996	6,385
Debt issuance costs	27,090	28,411
Security deposits and other	14,469	10,156
Total other assets	$245,877	$290,647

Long-term note receivable as of December 31, 2007, included a working capital loan provided under a promissory note to the Jamba joint ventures described in Note 2, "Joint Ventures." In October 2008, the Company sold its remaining 49% ownership interest in the Jamba joint ventures to Fox, and the outstanding balance of the promissory note was settled pursuant to the sale agreement with Fox. Debt issuance costs represent costs incurred upon the issuance of the Convertible Debentures and credit facility.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	As of December 31,	
	2008	2007
	(In thousands)	
Accounts payable	$ 30,689	$ 34,038
Accrued employee compensation	109,958	136,891
Customer deposits, net	30,432	85,023
Taxes payable and other tax liabilities	18,173	27,942
Other accrued liabilities	74,283	114,230
Total accounts payable and accrued liabilities	$263,535	$398,124

Customer deposits, net, primarily consist of payables related to pass-through receivables as part of a revenue sharing agreement, net of advance payments, and cash received in advance from customers for future services. As of December 31, 2008 and 2007, the Company's payables balance related to pass-through receivables balance, net of advance payments, was $38.1 million and $39.4 million, respectively. At December 31, 2008, the Company's payables balance related to pass-through receivables balance, net of advance payments, of $35.9 million is classified as assets held for sale.

Note 9. Credit Facility

In 2006, VeriSign entered into a credit agreement (the "Credit Agreement") with a syndicate of banks and other financial institutions related to a $500.0 million senior unsecured revolving credit facility (the "Facility"), under which VeriSign, or certain designated subsidiaries may be borrowers. The Facility is available for cash borrowings up to $500.0 million and for the issuance of letters of credit up to a maximum limit of $50.0 million. In 2007, VeriSign entered into an amendment agreement with Bank of America, N.A., as Administrative Agent and several financial institutions to amend the Credit Agreement. The amendment added certain covenants related to the Indenture that VeriSign entered into with U.S. Bank National Association, as Trustee, on August 20, 2007, (the "Indenture") and VeriSign's issuance of $1.25 billion aggregate principal amount of Convertible Debentures as described in Note 10, "Junior Subordinated Convertible Debentures." In 2008, the Company borrowed $200.0 million under the Facility and subsequently repaid the entire amount. As of December 31, 2008, there were no outstanding borrowings under the Facility, and the Company had utilized $1.4 million for outstanding letters of credit. The Company's Credit Agreement, as amended, contains a negative covenant that limits its ability to sell assets and freely deploy the proceeds it receives from such sales, subject to exceptions based on the size and timing of the sales, and limits its ability to enter into certain specified types of amendments to the Convertible Debentures and related Indenture. In addition, an event of default under the Indenture is considered to be an event of default under the Credit Agreement. As of December 31, 2008, the Company was in compliance with all covenants under the Facility.

Note 10. Junior Subordinated Convertible Debentures

In August 2007, VeriSign issued $1.25 billion principal amount of 3.25% convertible debentures due August 15, 2037, to an initial purchaser in a private offering. The Convertible Debentures are subordinated in right of payment to the Company's existing and future senior debt and to the other liabilities of the Company's subsidiaries. The Convertible Debentures are initially convertible, subject to certain conditions, into shares of the Company common stock at a conversion rate of 29.0968 shares of common stock per $1,000 principal amount of Convertible Debentures, representing an initial effective conversion price of approximately $34.37 per share of common stock. The conversion rate will be subject to adjustment for certain events as outlined in the Indenture governing the Convertible Debentures but will not be adjusted for accrued interest.

The Company received net proceeds of approximately $1.22 billion after deduction of $25.8 million of costs incurred upon the issuance of the Convertible Debentures. The debt issuance costs are recorded in long-term other assets and are being amortized to interest expense over 30 years. Interest is payable semiannually in arrears on August 15 and February 15. Interest expense related to the Convertible Debentures for 2008, is approximately $41.1 million, of which $38.9 million is included in Other income, net, and $2.2 million is capitalized as Property and equipment, net. The Convertible Debentures also have a contingent interest component that may require the Company to pay interest based on certain thresholds beginning with the semi-annual interest period commencing on August 15, 2014, and upon the occurrence of certain events, as outlined in the Indenture governing the Convertible Debentures.

On or after August 15, 2017, the Company may redeem all or part of the Convertible Debentures for the principal amount plus any accrued and unpaid interest if the closing price of the Company's common stock has been at least 150% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading-day period prior to the date on which the Company provides notice of redemption. If the conversion value exceeds $1,000, the Company may deliver, at its option, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000 ("conversion spread").

Holders of the debentures may convert their Convertible Debentures at the applicable conversion rate, in multiples of $1,000 principal amount, only under the following circumstances:

- during any fiscal quarter beginning after December 31, 2007, if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on the last trading day of such preceding fiscal quarter;
- during the five business-day period after any 10 consecutive trading-day period in which the trading price per Convertible Debentures for each day of that 10 consecutive trading-day period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on such day;
- if the Company calls any or all of the Convertible Debentures for redemption, at any time prior to the close of business on the trading day immediately preceding the redemption date;
- upon the occurrence of specified corporate transactions as specified in the Indenture governing the Convertible Debentures; or
- at any time on or after May 15, 2037, and prior to the maturity date.

In addition, holders of the Convertible Debentures who convert their Convertible Debentures in connection with a fundamental change, as defined in the Indenture, may be entitled to a make-whole premium in the form of

an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders of the Convertible Debentures may require VeriSign to purchase all or a portion of their Convertible Debentures at a purchase price equal to 100% of the principal amount of Convertible Debentures, plus accrued and unpaid interest, if any. As of December 31, 2008, none of the conditions allowing holders of the Convertible Debentures to convert had been met.

The Company concluded that the embedded features related to the contingent interest payments, over-allotment option, and the Company making specific types of distributions (e.g., extraordinary dividends) qualify as derivatives to be accounted for separately. The fair value of the derivatives at the date of issuance of the debentures was $11.4 million including $7.8 million for the contingent interest payment features and $3.6 million for the over-allotment option feature, which is accounted for as a discount on the debentures. The over-allotment feature was revalued at $12.6 million on the date of exercise at August 28, 2007, which is currently accounted for as a premium on the Convertible Debentures. The debt discount and the debt premium are being accreted to the face value of the Convertible Debentures as net interest expense over 30 years. Any change in the fair value of this contingent interest derivative will be included in Other income, net. The fair value of the derivative as of December 31, 2008, was $10.5 million.

The balance of the Convertible Debentures at December 31, 2008, was $1.26 billion, including the fair value of the contingent interest derivative.

Under the terms of the Convertible Debentures, the Company filed a registration statement covering the resale of the Convertible Debentures and any common stock issuable upon conversion of the Convertible Debentures with the SEC, which became effective on March 7, 2008. Pursuant to a registration rights agreement entered into with the initial purchaser of the Convertible Debentures, the Company was obligated to maintain the effectiveness of the registration statement until all the securities registered thereunder were eligible for resale pursuant to Rule 144(k) or any successor provision under the Securities Act. On September 10, 2008 the Company terminated the registration statement, as all securities registered thereunder had become eligible for resale under a successor provision of Rule 144(k) by that date.

Note 11. Stockholders' Equity

Preferred Stock

VeriSign is authorized to issue up to 5,000,000 shares of preferred stock. As of December 31, 2008, no shares of preferred stock had been issued. In connection with its stockholder rights plan, VeriSign authorized 3 million shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Series A Preferred Shares"). In the event of liquidation, each Series A Preferred Share, if and when issued, will be entitled to a $1.00 preference, and thereafter each holder of a Series A Preferred Share will be entitled to an aggregate payment of 100 times the aggregate payment made per common share. If and when issued, each Series A Preferred Share will have 100 votes, voting together with the common shares. Each holder of a Series A Preferred Share, if and when issued, will be entitled to receive a quarterly dividend equal to 100 times the aggregate per share amount of any dividends declared on the common stock since the preceding quarterly dividend date (other than stock dividends, which will result in an anti-dilution adjustment to the Series A Preferred Shares). Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each Series A Preferred Share will be entitled to receive 100 times the amount received per common share. These rights are protected by customary anti-dilution provisions.

Treasury Stock

On a cumulative basis, the Company has repurchased 112.7 million shares of its common stock, which are recorded as part of treasury stock. Treasury stock is accounted for under the cost method. Treasury stock includes shares repurchased under Stock Repurchase Programs and shares withheld in lieu of tax withholdings due upon vesting of restricted stock units.

The summary of the Company's common stock repurchases for 2008, 2007, and 2006 are as follows:

		2008		2007		2006	
Board Approval Date	**Repurchases Under the Plan**	**Shares**	**Average Price**	**Shares**	**Average Price**	**Shares**	**Average Price**
		(In thousands, except average price amounts)					
August 2005	Structured repurchases (2)	—	$ —	—	$ —	5,713	$20.95
May 2006	Open market	22,071	32.38	—	—	—	—
	Structured repurchases (2)	—	—	—	—	777	19.67
August 2007	Open market	—	—	12,221	28.64	—	—
	Structured repurchases (2)	—	—	25,828	30.97	—	—
	From employees and other (1)	413	31.01	200	32.46	—	—
January 2008	Structured repurchases (2)	16,513	36.33	—	—	—	—
Total shares		38,997	$34.04	38,249	$30.24	6,490	$20.80
Total costs		$1,327,378		$1,156,491		$135,000	

(1) The repurchases from employees and other primarily represents shares retired as treasury stock when surrendered in lieu of tax withholdings due upon the release of restricted stock units.
(2) Stock repurchase agreements executed with large financial institutions.

Stock Repurchase Programs

To facilitate the stock repurchase program, VeriSign repurchases shares in the open market and from time to time enters into structured stock repurchase agreements with large financial institutions.

On January 31, 2008, the Board of Directors of VeriSign authorized a stock repurchase program (the "2008 Stock Repurchase Program") with no expiration date having an aggregate purchase price of up to $600.0 million of its common stock. On February 8, 2008, the Company entered into an Accelerated Share Repurchase ("ASR") agreement to repurchase $600.0 million of its common stock under the 2008 Stock Repurchase Program. The Company paid $600.0 million to a financial institution in exchange for an initial purchase of 15.1 million shares. The ASR agreement was completed on July 10, 2008, when the Company received an additional 1.4 million shares for an aggregate of 16.5 million shares under the terms of the ASR agreement. The average price per share paid on the ASR agreement was $36.33. On August 5, 2008, the Company's Board of Directors authorized additional stock repurchases under its 2008 Stock Repurchase Program having an aggregate purchase price of $680.0 million of its common stock. As of December 31, 2008, $680.0 million remained available for further repurchases under the 2008 Stock Repurchase Program.

On August 7, 2007, the Board of Directors authorized the use of the net proceeds from the issuance of the Convertible Debentures as described in Note 10, "Junior Subordinated Convertible Debentures," to repurchase shares of its common stock.

In August 2007, the Company used the proceeds from the issuance of the Convertible Debentures to repurchase 12.2 million shares of its common stock for an aggregate cost of approximately $350 million. Additionally, the Company entered into a $200 million Guaranteed Share Repurchase ("GSR") agreement and a $600 million ASR agreement with two independent financial institutions. Under the terms of the GSR agreement, the Company received approximately 6.3 million shares of its common stock. Under the terms of the ASR agreement the Company received approximately 19.5 million shares, of which 12.9 million were settled in the third quarter of 2007 and 6.6 million were settled in the fourth quarter of 2007.

In 2006, the Board of Directors authorized a stock repurchase program (the "2006 Stock Repurchase Program") with no expiration date to repurchase up to $1.0 billion of its common stock. In November 2008, the Company repurchased approximately 2.7 million shares of its common stock at an average stock price of $18.83 per share for an aggregate cost of $50.0 million under the 2006 Stock Repurchase Program. In July 2008, the Company repurchased approximately 3.5 million shares of its common stock at an average stock price of $34.38 per share for an aggregate cost of $120.0 million under the 2006 Stock Repurchase Program. During the first quarter of 2008, the Company repurchased approximately 15.9 million shares of its common stock at an average stock price of $33.85 per share for an aggregate cost of $544.7 million under the 2006 Stock Repurchase Program. Under the 2006 Stock Repurchase Program, through December 31, 2008, the Company cumulatively repurchased 22.8 million shares at an average stock price of $32.04 per share for an aggregate cost of $730.0 million. As of December 31, 2008, $270.0 million remained available for further repurchases under the 2006 Stock Repurchase Program.

In 2005, the Board of Directors authorized a stock repurchase program (the "2005 Stock Repurchase Program") to repurchase up to $500 million of its common stock. In 2006, the Company repurchased approximately 5.7 million shares under the 2005 Stock Repurchase Program for an aggregate cost of approximately $119.7 million. The 2005 Stock Repurchase Program was completed in the second quarter of 2006.

From the inception of the stock repurchase program in 2001 through March 2, 2009, the Company repurchased approximately 111.9 million shares of its common stock for an aggregate cost of approximately $3.3 billion. As of March 2, 2009, approximately $950.0 million is available for repurchase of its common stock under its 2008 and 2006 Stock Repurchase Programs.

Tax withholdings

Upon vesting of restricted stock units, the Company places a sufficient portion of the vested restricted stock awards into treasury stock in lieu of tax withholdings due, and makes a cash payment to the Internal Revenue Service, state tax authorities or appropriate foreign tax authorities to cover the applicable withholding taxes.

Stockholder Rights Plan

On September 24, 2002, the Board of Directors of VeriSign, adopted a stockholder rights plan and declared a dividend of one stock purchase right (each a "Right") for each outstanding share of VeriSign common stock. The dividend was paid to stockholders of record on October 4, 2002 (the "Record Date"). In addition, one Right will be issued with each common share that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the rights plan) or (ii) following the Distribution Date and prior to the Redemption Date or Final Expiration Date, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of VeriSign, which options or securities were outstanding prior to the Distribution Date.

The Rights currently cannot be exercised, do not trade separately and are not represented by separate certificates; instead, each Right is deemed to be "attached" to the related share of common stock on which the distribution was declared. The Rights will become exercisable at their $55.00 exercise price and trade separately, with separate Rights certificates then being distributed to holders, (a) ten days after it is publicly announced that any person or group has acquired beneficial ownership of 20% or more of VeriSign's common stock (and thus becomes an "acquiring person"), or (b) ten business days after the commencement (or public announcement of a person's intended commencement) of, a tender offer or exchange offer for the Company that would result in such person becoming an "acquiring person" (except that, in such case, the Board of Directors has the power within such ten-business day period to delay such exercisability).

If any person acquires beneficial ownership of 20% or more of VeriSign's common stock (other than in connection with certain inadvertent triggers), in addition to the Rights becoming exercisable, each Right will "flip in" and entitle the registered holder, other than the "acquiring person" or its transferees, to purchase, for the $55.00 exercise price, shares of VeriSign common stock with a market value of $110.00. In the event a person becomes an "acquiring person," the rights plan gives our Board of Directors the authority to instead exchange each outstanding Right (other than those owned by the "acquiring person" and its transferees) for one share of common stock (or a substantially equivalent preferred stock interest). If the Company becomes a party to a merger or similar transaction (whether with a 20% stockholder or any other entity) after the Rights become exercisable, each Right (other than those owned by the "acquiring person" or its transferees) will "flip-over" and entitle the holder to buy, for the $55.00 exercise price, acquiror stock with a market value of $110.00.

At any time until there is a triggering 20% stockholder, VeriSign's Board of Directors can redeem all, but not less than all, of the then outstanding Rights for $0.001 each. The Board of Directors also has broad power to amend the rights plan until there is a triggering 20% stockholder. Once a person becomes an "acquiring person," however, the Board of Directors may not amend the rights plan in any manner that would adversely affect the interests of the holders of the Rights (other than the "acquiring person").

In February 2009, pursuant to the Board of Directors' three-year independent director evaluation (TIDE) policy, the independent members of the Board of Directors reviewed the rights plan and determined that it continues to be in the best interests of the Company and its stockholders.

Note 12. Calculation of Net (Loss) Income Per Share

The Company computes basic net (loss) income per share by dividing net (loss) income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net (loss) income per share gives effect to dilutive potential common shares, including unvested stock options, unvested restricted stock units, employee stock purchases, warrants and the conversion spread relating to the Convertible Debentures using the treasury stock method.

The following table presents the computation of basic and diluted net (loss) income per share:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except per share data)		
(Loss) income:			
Income (loss) from continuing operations	$ 92,592	$(147,736)	$361,736
(Loss) income from discontinued operations, net of tax	(467,284)	(1,592)	21,194
Net (loss) income	$(374,692)	$(149,328)	$382,930
Weighted-average shares:			
Weighted-average common shares outstanding	197,201	237,707	244,421
Weighted-average potential common shares outstanding: (1)			
Stock options	1,452	—	2,344
Unvested restricted stock awards	889	—	111
Conversion spread related to convertible debentures	828	—	—
Employee stock purchase plans and other	232	—	197
Shares used to compute diluted net (loss) income per share	200,602	237,707	247,073
(Loss) income per share:			
Basic:			
Continuing operations	$ 0.47	$ (0.62)	$ 1.48
Discontinued operations	(2.37)	(0.01)	0.09
Net (loss) income	$ (1.90)	$ (0.63)	$ 1.57
Diluted:			
Continuing operations	$ 0.46	$ (0.62)	$ 1.46
Discontinued operations	(2.33)	(0.01)	0.09
Net (loss) income	$ (1.87)	$ (0.63)	$ 1.55

The following table sets forth the weighted-average potential shares that were excluded from the above calculation because their effect was anti-dilutive, and the respective weighted-average exercise prices of the weighted-average stock options outstanding:

	Year Ended December 31,		
	2008	2007 (1)	2006
	(In thousands, except per share data)		
Weighted-average stock options outstanding	4,531	27,636	25,632
Weighted-average exercise price	$31.66	$ 27.68	$ 36.46
Weighted-average restricted stock awards outstanding	832	3,387	131
Weighted-average conversion spread related to Convertible Debentures	—	339	—
Employee stock purchase plans	1,500	199	—

(1) As the Company recognized a loss from continuing operation for the year ended December 31, 2007, all potential common shares were excluded as they were anti-dilutive.

Note 13. Employee Benefits and Stock-Based Compensation

401(k) Plan

The Company maintains a defined contribution 401(k) plan (the "401(k) Plan") for substantially all of its U.S. employees. Under the 401(k) Plan, eligible employees may contribute up to 20% of their pre-tax salary, subject to the Internal Revenue Service annual contribution limits. In 2008, 2007 and 2006, the Company matched 50% of the employee's contribution up to a total of 6 % of the employee's annual salary. The Company contributed $7.4 million, $6.3 million, and $5.7 million in 2008, 2007 and 2006, respectively, under the 401(k) Plan. The Company can terminate matching contributions at its discretion at any time.

Stock Option and Restricted Stock Plans

The majority of VeriSign's stock-based compensation relates to stock options and restricted stock units ("RSUs"). Historically, stock options were granted to broad groups of employees at most levels on a discretionary basis. In the second quarter of 2006, the Compensation Committee, in consultation with other members of the Company's Board of Directors, resolved to grant RSUs instead of stock options to employees below the director level. Employees at or above the director level continue to be eligible to receive stock options as well as RSUs. As of December 31, 2008, a total of 27.8 million shares of common stock were reserved for issuance upon the exercise of stock options and for the future grant of stock options or awards under VeriSign's stock option and restricted stock plans.

On May 26, 2006, the stockholders of VeriSign approved the 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan replaces VeriSign's 1998 Directors Plan, 1998 Equity Incentive Plan, and 2001 Stock Incentive Plan. The 2006 Plan authorizes the award of incentive stock options to employees and non-qualified stock options, restricted stock awards, restricted stock units, stock bonus awards, stock appreciation rights and performance shares to eligible employees, officers, directors, consultants, independent contractors and advisors. Options may be granted at an exercise price not less than 100% of the fair market value of VeriSign's common stock on the date of grant. The 2006 Plan is administered by the Compensation Committee which may delegate to a committee of one or more members of VeriSign's Board of Directors or VeriSign's officers the ability to grant certain awards and take certain other actions with respect to participants who are not executive officers or non-employee directors. All options have a term of not greater than 10 years from the date of grant. Options granted generally vest 25% on the first anniversary date of the grant and the remainder ratably over the following 12 quarters. A restricted stock unit is an award covering a specified number of shares of VeriSign common stock that may be settled in cash or by issuance of those shares (which may be restricted shares). Restricted stock units generally vest in four installments with 25% of the shares vesting on each anniversary of the first four anniversaries of the grant date. However, the Compensation Committee may authorize grants with a different vesting schedule in the future. A total of 27.0 million common shares were authorized and reserved for issuance under the 2006 Plan.

The 2001 Stock Incentive Plan (the "2001 Plan") was terminated upon approval of the 2006 Plan. Options to purchase common stock granted under the 2001 Plan remain outstanding and subject to the vesting and exercise terms of the original grant. The 2001 Plan authorized the award of non-qualified stock options and restricted stock awards to eligible employees, officers who are not subject to Section 16 reporting requirements, contractors and consultants. As of December 31, 2008, no restricted stock awards have been made under the 2001 Plan. Options were granted with an exercise price of not less than 100% of the fair market value of VeriSign's common stock on the date of grant. All options were granted at the discretion of the Board and have a term not greater than 10 years from the date of grant. Options issued generally vest 25% on the first anniversary of the grant date and ratably over the following 12 quarters. No further awards can be granted under the 2001 Plan.

The 1998 Equity Incentive Plan (the "1998 Plan") was terminated upon approval of the 2006 Plan. Options to purchase common stock granted under the 1998 Plan remain outstanding and subject to the vesting and exercise terms of the original grant. The 1998 Plan authorized the award of options, restricted stock awards, restricted stock units and stock bonuses. Options were granted with an exercise price of not less than 100% of the fair market value of VeriSign's common stock on the date of grant for incentive stock options and not less than 85% of the fair market value for non-qualified stock options. All options were granted at the discretion of the Board and have a term not greater than 10 years from the date of grant. Options issued generally vest 25% on the first anniversary of the grant date and ratably over the following 12 quarters. Restricted stock awards and restricted stock units entitle the recipient to receive, at VeriSign's discretion, shares or cash upon vesting. No further awards can be granted under the 1998 Plan.

The 1998 Directors Plan (the "Directors Plan") was terminated upon the approval of the 2006 Plan. Options to purchase common stock granted under the Directors Plan remain outstanding and subject to the vesting and exercise terms of the original grant. Members of the Board who were not employees of VeriSign, or of any parent, subsidiary or affiliate of VeriSign, were eligible to participate in the Directors Plan, which provided for automatic and non-discretionary option grants to such individuals. The exercise price of the options granted was 100% of the fair market value of the common stock on the date of the grant. Each eligible director was granted an option to purchase 25,000 shares on the date he or she first became a director (the "Initial Grant"). On each anniversary of a director's Initial Grant or most recent grant if he or she was ineligible to receive an Initial Grant, each eligible director was automatically granted an additional option to purchase 12,500 shares of common stock if the director had served continuously as a director since the date of the Initial Grant or most recent grant. The term of the options under the Directors Plan is 10 years and options vest as to 6.25% of the shares subject to the option in each quarter following the date of the grant, provided the optionee remains a director of VeriSign.

In connection with its acquisitions in 2005 and 2006, VeriSign assumed some of the acquired companies' stock options. Options assumed generally have terms of seven to ten years and generally vest over a four-year period, as set forth in the applicable option agreement.

2007 Employee Stock Purchase Plan

On August 30, 2007, the Company's stockholders approved the 2007 Employee Stock Purchase Plan (the "2007 Purchase Plan") which replaces the 1998 Purchase Plan described below. As of December 31, 2008, a total of 6.0 million shares of the Company's common stock are reserved for issuance under this plan. Eligible employees may purchase common stock through payroll deductions by electing to have between 2% and 25% of their compensation withheld to cover the purchase price. Each participant is granted an option to purchase common stock on the first day of each 24-month offering period and this option is automatically exercised on the last day of each six-month purchase period during the offering period. The purchase price for the common stock under the 2007 Purchase Plan is 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period. Offering periods begin on February 1 and August 1 of each year.

1998 Employee Stock Purchase Plan

VeriSign reserved 17,589,449 shares for issuance under the 1998 Employee Stock Purchase Plan, as amended (the "1998 Purchase Plan"). Eligible employees were permitted under the plan to purchase common stock through payroll deductions by electing to have between 2% and 25% of their compensation withheld to cover the purchase price. Each participant was granted an option to purchase common stock on the first day of

each 24-month offering period and this option was automatically exercised on the last day of each six-month purchase period during the offering period. The purchase price for the common stock under the Purchase Plan was 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period. Offering periods began on February 1 and August 1 of each year. On January 1 of each year, the number of shares available for grant under the 1998 Purchase Plan was automatically increased by an amount equal to 1% of the outstanding common shares on the immediately preceding December 31. On December 18, 2007, the 1998 Purchase Plan expired and no more shares will be available for future offering under this Purchase Plan.

Common Stock Reserved for Convertible Debentures

In August 2007, VeriSign issued $1.25 billion principal amount of Convertible Debentures as described in Note 10, "Junior Subordinated Convertible Debentures". The Convertible Debentures are initially convertible, subject to certain conditions, into shares of the Company common stock at a conversion rate of 29.0968 shares of common stock per $1,000 principal amount of debentures, representing an initial effective conversion price of approximately $34.37 per share of common stock. As of December 31, 2008, approximately 36.4 million shares of common stock were reserved for issuance upon conversion or repurchase of the Convertible Debentures.

Stock-based Compensation

Stock-based compensation is classified in the Consolidated Statements of Operations in the same expense line items as cash compensation. The following table presents the classification of stock-based compensation:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Stock-based compensation:			
Cost of revenues	$ 7,332	$ 7,225	$ 6,957
Sales and marketing	8,787	16,499	12,271
Research and development	6,973	7,495	7,284
General and administrative	26,188	32,640	22,722
Restructuring, impairments and other charges, net	8,828	2,419	—
Stock-based compensation for continuing operations	58,108	66,278	49,234
Discontinued operations	31,958	24,636	16,671
Total stock-based compensation	90,066	90,914	65,905
Tax benefit associated with stock-based compensation	$(22,607)	(21,192)	(17,663)
Net effect of stock-based compensation on net income (loss)	$ 67,459	$ 69,722	$ 48,242

The following table presents the nature of the Company's total stock-based compensation, inclusive of amounts for discontinued operations:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Stock-based compensation:			
Stock options	$ 19,191	$ 32,623	$ 54,192
Employee stock purchase plans	22,079	25,624	7,370
Restricted stock units	27,829	18,197	4,670
Stock options/awards acceleration	23,677	16,285	—
Other charges	—	303	1,219
Capitalization (1)	(2,710)	(2,118)	(1,546)
Total stock-based compensation	90,066	90,914	65,905
Tax benefit associated with stock-based compensation	(22,607)	(21,192)	(17,663)
Net effect of stock-based compensation on net income (loss)	$ 67,459	$ 69,722	$ 48,242

(1) The capitalized amount is included in Property and equipment, net.

As of December 31, 2008, total unrecognized compensation cost related to unvested stock options and restricted stock awards was $60.0 million and $129.0 million, respectively, and is expected to be recognized over a weighted-average period of 2.6 years and 2.7 years, respectively. Stock-based compensation capitalized for internally developed software was $2.7 million in 2008.

In 2006, the Company suspended stock option exercises (the "Restriction") due to an independent review of the Company's historical stock option granting practices and restatement of consolidated financial statements. Under the Restriction, certain terminated employees were unable to exercise their stock options prior to the expiration of this time period following termination of employment. As a result, the Board of Directors approved the extension of time for option exercise and the Company recognized $2.2 million of incremental stock-based compensation in connection with this extension.

Prior to the adoption of SFAS No. 123(R) ("SFAS 123R"), *"Share-Based Payment,"* the Company presented unearned compensation as a separate component of stockholders' equity. VeriSign reclassified the balance in unearned compensation to additional paid-in capital on its balance sheet in fiscal year 2006.

VeriSign currently uses the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan awards. The determination of the fair value of stock-based payment awards using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. The following table sets forth the weighted-average assumptions used to estimate the fair value of the stock options and employee stock purchase plan awards:

	Year Ended December 31,		
	2008	2007	2006
Stock options:			
Volatility	36%	37%	39%
Risk-free interest rate	2.74%	4.37%	4.82%
Expected term	3.3 years	3.3 years	3.4 years
Dividend yield	Zero	Zero	Zero
Employee stock purchase plan awards:			
Volatility	36%	28%	33%
Risk-free interest rate	2.32%	4.94%	5.09%
Expected term	1.25 years	1.25 years	1.25 years
Dividend yield	Zero	Zero	Zero

VeriSign's expected volatility is based on the average of the historical volatility over the period commensurate with the expected term of the options and the mean historical implied volatility of traded options. The risk-free interest rates are derived from the average U.S. Treasury constant maturity rates during the respective periods commensurate with the expected term. The expected terms are based on an analysis of the observed and expected time to post-vesting exercise and/or cancellation of options. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and award forfeitures and records stock-based compensation only for those options and awards that are expected to vest.

General Option Information

The following table summarizes stock option activity:

	Year Ended December 31,					
	2008		2007		2006	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	14,800,016	$ 24.52	35,642,171	$ 28.38	35,638,232	$ 31.51
Assumed in business combinations	—	—	—	—	846,953	1.99
Granted	1,763,182	33.47	4,516,611	29.80	7,387,257	20.50
Exercised	(4,025,007)	20.46	(15,622,253)	18.62	(2,466,900)	12.40
Forfeited	(3,237,462)	27.52	(8,132,440)	33.47	(3,859,952)	41.27
Expired	(82,849)	36.03	(1,604,073)	137.33	(1,903,419)	39.25
Outstanding at end of period	9,217,880	26.85	14,800,016	24.52	35,642,171	28.38
Exercisable at end of period	5,063,170	24.73	5,410,362	22.13	24,474,024	32.69
Weighted-average fair value of options granted during the period		$ 9.58		$ 9.44		$ 6.87
Total intrinsic value of options exercised during the period (in thousands)		$64,524		$220,323		$26,197

The following table summarizes information about stock options outstanding as of December 31, 2008:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Shares Exercisable	Weighted-Average Exercise Price
$ 0.09–$ 9.99	157,375	3.01	$ 4.91	157,219	$ 4.91
$ 10.00–$ 13.78	256,502	1.52	12.52	256,499	12.52
$ 13.79	89,483	0.66	13.79	89,483	13.79
$ 13.80–$ 19.99	1,408,001	3.34	18.40	1,025,215	18.57
$ 20.00–$ 24.99	1,226,500	3.85	22.82	652,032	22.88
$ 25.00–$ 29.99	3,557,348	4.30	27.87	2,363,074	27.35
$ 30.00–$ 39.99	2,287,018	5.95	33.49	359,027	32.93
$ 40.00–$ 59.99	209,138	3.18	42.76	134,106	43.86
$ 60.00–$ 99.99	11,261	1.94	78.59	11,261	78.59
$100.00–$253.00	15,254	1.55	183.79	15,254	183.79
	9,217,880	4.34	$ 26.85	5,063,170	$ 24.73

Intrinsic value is calculated as the difference between the market value as of December 31, 2008, and the exercise price of the shares. The closing price of VeriSign's stock was $19.08 on December 31, 2008, as reported by the NASDAQ Global Select Market. The aggregate intrinsic value of stock options outstanding and stock options exercisable with an exercise price below $19.08 in each case as of December 31, 2008, was $5.7 million and $5.3 million, respectively. The weighted-average remaining contractual life for stock options outstanding, and for stock options exercisable, in each case at December 31, 2008, was 4.34 years and 3.23 years, respectively.

Employee Stock Purchase Plans

The Company allows its employees to purchase as many shares as the employees' withholdings and applicable laws permit. If the market price of the stock at the end of any six-month purchase period is lower than the stock price at the original grant date of the option (the first day of the applicable 24-month offering period), the plan is immediately cancelled after that purchase date and a new two-year plan is established using the then-current stock price as the base purchase price. The Company accounts for increases in employee payroll withholdings and the plan rollover as modifications. During 2008, the Company recorded approximately $22.1 million of stock-based compensation under the 1998 and 2007 Employee Stock Purchase Plans.

Due to an independent review of the Company's historical stock option granting practices and restatement of consolidated financial statements, the Company was precluded from selling shares and suspended its employee payroll withholdings for the purchase of its common stock under the 1998 Purchase Plan for six months in 2007. The Company terminated the six-month purchase period ended January 31, 2007 and no shares were issued for that purchase period. In February 2007, the Company refunded the 1998 Purchase Plan employee contributions totaling approximately $11.6 million. In July 2007, the Company resumed its employee payroll withholdings for the purchase of its common stock under the 1998 Purchase Plan and allowed its employees affected by the earlier suspension to make catch-up payments to their accounts for the lost payroll contributions attributable to the period when the Company was not current in its reporting obligations under the Securities Exchange Act of 1934. The Company also allowed employees to increase their contribution withholding percentages from 15% up to a maximum of 25% of their compensation, subject to applicable U.S. Internal Revenue Service ("IRS") limits, effective August 1, 2007. The Company has accounted for the increases in employee payroll withholdings as modifications. The Company recorded approximately $25.6 million of stock-based compensation for the 1998 and 2007 Purchase Plans in 2007.

Restricted Stock Units

The following table summarizes unvested restricted stock units activity:

	Year Ended December 31,					
	2008		2007		2006	
	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Unvested at beginning of period	4,816,865	$27.32	2,107,327	$20.01	322,433	$27.97
Granted	1,697,589	31.86	4,262,277	29.23	1,958,052	18.98
Released	(1,316,426)	28.13	(548,510)	22.00	(49,811)	29.27
Forfeited	(1,519,238)	27.25	(1,004,229)	22.98	(123,347)	20.80
	3,678,790	$29.18	4,816,865	$27.32	2,107,327	$20.01

As of December 31, 2008, the aggregate intrinsic value of unvested restricted stock units was $70.2 million. In 2007, the Compensation Committee approved "market condition" restricted stock units which are eligible to vest upon meeting certain stock-price appreciation and service conditions. As of December 31, 2008, a total of 161,637 "market condition" restricted stock units are unvested. The Company recognized approximately $0.7 million of stock-based compensation expense for the market-condition awards in 2008. In addition, the Company required that certain restricted stock units issued to certain international employees must be settled in cash. As a result, the Company made a cash payment of $0.1 million for share-based liabilities in 2008.

Stock Options/Awards Acceleration

In 2008, the Company modified certain stock-based awards held by employees affected by divestitures and workforce reductions to accelerate the vesting of twenty-five percent (25%) of each such individual's unvested "in-the-money" stock options and 25% of each such individual's unvested restricted stock units outstanding on the termination dates of such individual's employment. The Company remeasured the fair value of these modified awards and recorded the charges over the requisite future service periods, if any. The modification charges are included in restructuring for continuing operations as well as for discontinued operations. As of December 31, 2008, approximately 1,060 employees were affected by this modification and the Company had recognized approximately $18.3 million of acceleration cost in restructuring.

In addition, the Company modified certain stock-based awards held by Mr. William A. Roper, Jr., the former chief executive officer. Pursuant to the settlement agreement with Mr. Roper, the Company accelerated the vesting of Mr. Roper's then unvested sign-on options, unvested sign-on restricted stock units, first-year options that would otherwise have vested had Mr. Roper remained employed with the Company through August 8, 2008, and one-third of the first-year restricted stock units. Upon acceleration of vesting of Mr. Roper's stock-based awards, the Company recognized approximately $5.4 million of stock-based compensation in 2008.

In 2007, the Company accelerated the vesting of certain outstanding options to purchase shares of the Company's common stock and restricted stock units held by Mr. Stratton Sclavos, the Company's former Chief Executive Officer; Ms. Dana Evan, the Company's former Chief Financial Officer and certain other employees. The Company accelerated the vesting of all of Mr. Sclavos' unvested stock options and restricted stock units that were scheduled to vest within twenty-four (24) months after his resignation date. The Company accelerated the vesting of twenty-five percent (25%) of Ms. Evan's and certain other employees' unvested restricted stock units and unvested "in-the-money" stock options that had fair market values in excess on the acceleration date in excess of the respective exercise prices and that had the lowest exercise prices of each such individual's then-outstanding options. The Company has accounted for the acceleration of the stock-based awards as a modification under SFAS 123R. As such, the Company recognized approximately $16.3 million of stock-based compensation upon the modification.

In 2007, the Company commenced a tender offer (the "Offer") pursuant to which the Company offered to amend or replace outstanding "Eligible Options" (as defined in the Offer) held by current employees of the Company and subject to taxation in the U.S. so that those options would not be subject to adverse tax consequences under Internal Revenue Code Section 409A ("Section 409A"). Each eligible participant had the right to elect to amend his or her Eligible Options to increase the exercise price per share of the Company's common stock, par value $0.001 per share, purchasable thereunder and become eligible to receive a special "Cash Bonus" (as defined in the Offer) from the Company, all upon the terms and subject to the conditions set forth in the Offer. Alternatively, certain tendered Eligible Options were, in lieu of such amendment, canceled and replaced with new options under the Company's 2006 Equity Incentive Plan that have exactly the same terms as the canceled options but have a new grant date and new exercise price, in an effort to avoid adverse tax consequences under Section 409A. The Company accrued approximately $6.8 million liability related to the special "Cash Bonus" at the end of fiscal year 2007.

Note 14. Income Taxes

Income (loss) from continuing operations before income taxes, loss from unconsolidated entities and minority interest is categorized geographically as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
United States	$ 92,628	$(210,558)	$53,980
Foreign	30,623	59,384	13,404
Total income (loss) from continuing operations before income taxes, loss from unconsolidated entities and minority interest	$123,251	$(151,174)	$67,384

The provision for income taxes consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Continuing operations:			
Current (expense) benefit:			
Federal	$ (2,303)	$ (3,160)	$ 2,093
State	(6,364)	(88)	(3,266)
Foreign, including foreign withholding tax	(13,267)	(19,836)	(39,015)
	(21,934)	(23,084)	(40,188)
Deferred (expense) benefit:			
Federal	(23,069)	16,344	290,341
State	(3,819)	4,910	38,366
Foreign	6,022	11,126	8,708
	(20,866)	32,380	337,415
Income tax (expense) benefit from continuing operations	$(42,800)	$ 9,296	$297,227
Income tax expense from discontinued operations	$(15,122)	$(19,930)	$ (44,573)

The Company's income taxes payable have been reduced by the tax benefits from employee stock options and employee stock purchase plan. The company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. The net tax benefits from employee stock option transactions were $26.6 million and $7.8 million in 2008 and 2007, respectively, and were reflected as an increase to Additional paid-in capital.

The difference between income tax expense or benefit and the amount resulting from applying the federal statutory rate of 35% to net income (loss) from continuing operations before income taxes, loss from unconsolidated entities and minority interest is attributable to the following:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Income tax (expense) benefit at federal statutory rate	$(43,138)	$ 52,923	$ (22,591)
State taxes, net of federal benefit	(7,105)	2,212	32,542
Differences between statutory rate and foreign effective tax rate	283	4,886	6,750
Tax associated with intercompany prepaid royalty	—	—	(35,000)
Non-deductible stock-based compensation	(2,813)	(1,213)	(4,718)
Change in valuation allowance	15,347	(1,131)	208,690
Research and experimentation credit	835	4,407	6,329
Benefit from capital loss IRS relief	—	—	104,623
IRS audit adjustments	(12,679)	—	—
Impairment of goodwill	(10,491)	(54,342)	—
FIN 48 reserves	16,151	(2,075)	—
Other	810	3,629	602
	$(42,800)	$ 9,296	$297,227

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows:

	As of December 31,	
	2008	2007
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 12,379	$ 21,633
Deductible goodwill and intangible assets	112,164	124,816
Tax credit carryforwards	8,663	15,541
Property and equipment	18,903	24,228
Deferred revenue, accruals and reserves	158,268	151,941
Capital loss carryforwards and investments with differences in book and tax basis	33,202	53,289
Other	8,391	2,630
Total deferred tax assets	351,970	394,078
Valuation allowance	(37,534)	(73,171)
Net deferred tax assets	314,436	320,907
Deferred tax liabilities:		
Deferred revenue, accruals and reserves	(5,971)	(4,401)
Non-deductible acquired intangibles	(17,520)	(28,897)
Interest deduction on convertible debt	(31,504)	(2,611)
Other	(2,804)	—
Total deferred tax liabilities	(57,799)	(35,909)
Total net deferred tax assets	$256,637	$284,998

As of December 31, 2008, the Company had deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $352.0 million before the offset of certain deferred liabilities. With the exception of certain deferred tax assets related to book impairments on investments and certain foreign net operating loss carryforwards, management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. During 2008, the Company released a valuation allowance of $16.0 million related to the utilization of U.S. federal and state capital loss carryforwards. During 2008, the Company also released a valuation allowance of $7.4 million related to the deferred tax assets of its Australian subsidiary. Such release resulted in a benefit to Income tax expense of $3.8 million and a reduction to Goodwill of $3.6 million. The Company will continue to evaluate the realizability of its deferred tax assets quarterly and will assess the need for additional valuation allowances, if any, in subsequent quarters.

As of December 31, 2008, the Company had federal, state and foreign net operating loss carryforwards of approximately $520.1 million, $605.1 million and $37.2 million, respectively, without regard to any uncertain tax position pursuant to FIN 48. The Company also had federal and state research tax credits available for future years of approximately $32.3 million and $20.7 million, respectively. Pursuant to SFAS 123R, $231.2 million will be recorded to Stockholders' equity when stock option-related attributes are utilized to reduce future cash tax payments. The federal and state net operating loss and federal tax credit carryforwards expire in various years from 2011 through 2028. Most state tax credit carryforwards can be carried forward indefinitely. Some of the Company's foreign net operating loss carryforwards do not expire, but could be subject to future restrictions based on changes in the business or ownership of the foreign subsidiary. Other foreign net operating loss carryforwards will expire in 2009 through 2019.

The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of a corporation's ownership change, as defined in the Internal Revenue Code. The Company experienced cumulative changes in ownership of greater than 50 percent in 2003 and 2002. These changes in ownership resulted in the imposition of an annual limitation on the Company's ability to utilize certain U.S. federal and state net operating loss carryforwards of $232.9 million and $116.5 million, respectively. Losses not utilized due to these limitations can be carried forward, but are subject to the expiration dates described above.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries. The amount of such earnings at December 31, 2008, was $230.0 million. These earnings have been permanently reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the undistributed foreign earnings.

The Company maintains liabilities for uncertain tax positions. These liabilities involve considerable judgment and estimation and are continuously monitored by management based on the best information available including changes in tax regulations and other information. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	As of December 31,	
	2008	2007
	(In thousands)	
Gross unrecognized tax benefits at January 1, 2008	$ 45,267	$ 48,901
Increases in tax positions for prior years	25,235	3,932
Decreases in tax positions for prior years	(31,414)	(13,482)
Increases in tax positions for current year	5,195	5,916
Settlements	(2,949)	—
Lapse in statute of limitations	(9,336)	—
Gross unrecognized tax benefits at December 31, 2008	$ 31,998	$ 45,267

In the fourth quarter of 2007, the Company decreased the previously disclosed balance for unrecognized tax benefits by $37.8 million. This correction does not have an impact on the financial statements.

In the fourth quarter of 2008, the Company decreased the previously disclosed balance for unrecognized tax benefits by $3.8 million. This correction does not have an impact on the financial statements.

As of December 31, 2008, approximately $31.7 million of unrecognized tax benefit, including penalties and interest could affect the Company's tax provision and effective tax rate.

In accordance with its accounting policy, the Company recognizes accrued interest and penalties related unrecognized tax benefits as a component of tax expense. During the years ended December 31, 2008 and December 31, 2007, the Company recognized interest and penalties of approximately $1.5 million and $2.4 million, respectively. The Company had approximately $4.4 million and $11.7 million for the payment of interest and penalties accrued at December 31, 2008 and December 31, 2007, respectively.

On December 29, 2008, the Company received and agreed to a "Revenue Agent's Report" reflecting the IRS' conclusion of its audit of the years ended December 31, 2004 and December 31, 2005. The Company agreed with the IRS' conclusions which primarily related to the research and experimental tax credits, the results of which are reflected in the tax expense in the amount of $12.7 million for the year ended December 31, 2008.

The Company is currently under examination by the California Franchise Tax Board for the years ended December 31, 2004 and December 31, 2005. The Company is also under examination by numerous state taxing jurisdictions. Because the Company uses historic net operating loss carryforwards and other tax attributes to offset its taxable income in current and future years, such attributes can be adjusted by the IRS and other taxing authorities until the statute closes on the year in which such attribute was utilized. The Company is not currently under examination by significant international taxing jurisdictions. The balance of the gross unrecognized tax benefits is not expected to materially change in the next 12 months.

Note 15. Commitments and Contingencies

Leases

VeriSign leases a portion of its facilities under operating leases that extend through 2017, and subleases a portion of its office space to third parties. The minimum lease payments under non-cancelable operating leases and the future minimum contractual sublease income as of December 31, 2008, are as follows:

	Operating Lease Payments	Sublease Income	Net Lease Payments
		(In thousands)	
2009	$ 31,019	$(1,679)	$ 29,340
2010	27,167	(113)	27,054
2011	16,416	(15)	16,401
2012	10,147	—	10,147
2013	9,619	—	9,619
Thereafter	16,362	—	16,362
Total	$110,730	$(1,807)	$108,923

Future operating lease payments include payments related to leases on excess facilities included in VeriSign's restructuring plans.

Net rental expense, inclusive of discontinued operations, under operating leases was $26.0 million in 2008, $25.7 million in 2007, and $29.2 million in 2006. VeriSign has subleased offices to various companies under non-cancelable operating leases. VeriSign received payments of $1.2 million in 2008, $0.1 million in 2007, and $0.6 million in 2006.

Purchase Obligations and Contractual Agreements

The following table represents the minimum payments required by VeriSign under certain purchase obligations, the contractual agreement with the Internet Corporation for Assigned Names and Numbers ("ICANN"), and the interest payments and principal on the Convertible Debentures:

	Purchase Obligations	ICAAN Agreement	Convertible Debentures
		(In thousands)	
2009	$28,969	$15,000	$ 40,625
2010	5,273	18,000	40,625
2011	1,611	18,000	40,625
2012	43	16,500	40,625
2013	—	—	40,625
Thereafter	—	—	2,225,000
Total minimum payments	$35,896	$67,500	$2,428,125

The amounts in the table above exclude $31.7 million of income tax related liabilities under FIN 48 as the Company is unable to reasonably estimate the ultimate amount or time of settlement of those liabilities.

VeriSign enters into certain purchase obligations with various vendors. The Company's significant purchase obligations primarily consist of firm commitments with telecommunication carriers and other service providers. The Company does not have any significant purchase obligations beyond 2012.

In 2006, the Company entered into a contractual agreement with ICANN to be the sole registry operator for domain names in the *.com* top-level domain through November 30, 2012. Under the agreement, the Company paid ICANN fixed, registry level fees of $10.0 million in 2008 and $10.0 million in 2007. Beginning in 2009, the agreement provides for contingent payments upon meeting certain criteria based on growth in the number of annual domain name registrations. As of December 31, 2008, the Company has met the criteria and as a result its contractual payments will increase to the amounts as listed in the table above for the respective future periods.

In August 2007, the Company issued $1.25 billion principal amount of 3.25% convertible debentures due August 15, 2037. The Company will pay cash interest at an annual rate of 3.25% payable semiannually on February 15 and August 15 of each year, beginning February 15, 2008 until maturity. See Note 10, "Junior Subordinated Convertible Debentures," for further information.

Legal Proceedings

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges and litigation. The Company accrues the estimated costs of settlement or damages when a loss is deemed probable and such costs are estimable. The Company accrues for legal costs when such amounts are probable and estimable, otherwise, these expenses are expensed as incurred. If the estimate of a probable loss or defense costs is a range and no amount within the range is more likely, the Company accrues the minimum amount of the range.

On September 7, 2001, NetMoneyIN, an Arizona corporation, filed a complaint alleging patent infringement against VeriSign and several other previously-named defendants in the U.S. District Court for the District of Arizona asserting infringement of certain patents. The complaint alleged that VeriSign's Payflow payment products and services directly infringe certain claims of NetMoneyIN's three patents and requested the Court to enter judgment in favor of NetMoneyIN, a permanent injunction against the defendants' alleged infringing activities, an order requiring defendants to provide an accounting for NetMoneyIN's damages, to pay NetMoneyIN such damages and three times that amount for any willful infringers, and an order awarding NetMoneyIN attorney fees and costs. NetMoneyIN has withdrawn its allegations of infringement of one of the patents and the Court has dismissed with prejudice all claims of infringement of such patent. In its ruling on the claim construction issues, the Court found some of the claims asserted against VeriSign to be valid. NetMoneyIN may file an appeal after a final judgment seeking to overturn this ruling. Only one claim remains in the case. On July 13, 2007, the Court issued an order granting summary judgment in favor of VeriSign based on the Court's finding that such claim is invalid, and denying all other pending dispositive motions. On August 29, 2007, plaintiff filed a Notice of Appeal. On September 19, 2007, the U.S. Court of Appeals for the Federal Circuit docketed the appeal. On October 20, 2008, the appellate court issued a decision that affirmed in part and reversed in part the summary judgment order and remanded the case for further proceedings in the trial court. While the Company cannot predict the outcome of this lawsuit, it believes that the allegations are without merit.

On April 11, 2005, Prism Technologies, LLC filed a complaint against VeriSign in the U.S. District Court for the District of Delaware alleging that VeriSign's "Go Secure" suite of applications and related hardware and software products and its unified authentication solution and related hardware and software products, including the VeriSign Identity Protection ("VIP") product infringe U.S. Patent No. 6,516,416, entitled "Subscription Access System for Use With an Untrusted Network." Prism Technologies seeks judgment in favor of Prism Technologies, a permanent injunction from infringement, damages in an amount not less than a reasonable royalty, attorneys' fees and costs. On April 2, 2007, the Court issued a ruling from the claim construction hearing. On April 13, 2007, the Court granted Defendants' Motion for Leave to File Amended Answers and Counterclaims to add an inequitable conduct defense. On April 23, 2007, on the basis of the claim construction

ruling, the Court entered a stipulated Final Judgment of Non-Infringement, dismissing all claims and counterclaims in the case. On April 27, 2007, Plaintiff filed a Notice of Appeal. On February 5, 2008, the U.S. Court of Appeals for the Federal Circuit affirmed the district court's claim construction ruling and dismissal in VeriSign's favor. On December 19, 2008, the parties resolved VeriSign's appeal of a post judgment motion together with the Prism matter described below.

On July 6, 2006, a stockholder derivative complaint (Parnes v. Bidzos, et al., and VeriSign) was filed against the Company in the U.S. District Court for the Northern District of California, as a nominal defendant, and certain of its current and former directors and executive officers related to certain historical stock option grants. The complaint seeks unspecified damages on behalf of VeriSign, constructive trust and other equitable relief. Two other derivative actions were filed, one in U.S. District Court for the Northern District of California (Port Authority v. Bidzos, et al., and VeriSign), and one in the Superior Court of the State of California, Santa Clara County (Port Authority v. Bidzos, et al., and VeriSign) on August 14, 2006. The state court derivative actions are stayed pending resolution of the federal action. The Company is named as a nominal defendant in these actions. The federal actions have been consolidated and plaintiffs filed a consolidated complaint on November 20, 2006. Motions to dismiss the consolidated federal court complaint were heard on May 23, 2007. Those motions were granted on September 14, 2007. On November 16, 2007, a second amended shareholder derivative complaint was filed in the federal action wherein we were again named as a nominal defendant. By stipulation and Court order, defendants' obligation to respond to the second amended shareholder derivative complaint has been continued pending informal efforts by the parties to resolve the action.

On May 15, 2007, a putative class action (Mykityshyn v. Bidzos, et al., and VeriSign) was filed in Superior Court for the State of California, Santa Clara County, naming the Company and certain current and former officers and directors, alleging false representations and disclosure failures regarding certain historical stock option grants. The plaintiff purports to represent all individuals who owned VeriSign's common stock between April 3, 2002, and August 9, 2006. The complaint seeks rescission of amendments to the 1998 and 2006 Option Plans and the cancellation of shares added to the 1998 Option Plan. The complaint also seeks to enjoin defendants from granting any stock options and from allowing the exercise of any currently outstanding options granted under the 1998 and 2006 Option Plans. The complaint seeks an unspecified amount of compensatory damages, costs and attorneys fees. The identical case was filed in the Superior Court for the State of California, Santa Clara County under a separate name (Pace. v. Bidzos, et al., and VeriSign) on June 19, 2007, and on October 3, 2007 (Mehdian v. Bidzos, et al.). On December 3, 2007, a consolidated complaint was filed in Superior Court for the State of California, Santa Clara County. VeriSign and the individual defendants dispute all of these claims. Defendants' collective pleading challenges to the putative consolidated class action complaint were granted with leave to amend in August 2008. By stipulation and Court order, plaintiff's obligation to file an amended consolidated class action complaint has been continued pending informal efforts by the parties to resolve the action.

On November 7, 2006, a judgment was entered against VeriSign, Inc. by a trial court in Terni, Italy in the matter of Penco v. VeriSign, Inc. in the amount of Euro 5.8 million plus fees arising from a lawsuit brought by a former consultant who claimed to be owed commissions. The Company was granted a stay on execution of the judgment and the Company filed an appeal. On July 9, 2008, the appellate court rejected all of plaintiff's claims. The period in which plaintiff may file an appeal of the appellate court ruling should lapse in the first quarter of 2009.

On May 31, 2007, plaintiffs Karen Herbert, et al., on behalf of themselves and a nationwide class of consumers ("*Herbert*"), filed a complaint against VeriSign, m-Qube, Inc., and other defendants alleging that defendants collectively operate an illegal lottery under the laws of multiple states by allowing viewers of the

NBC television show "Deal or No Deal" to incur premium text message charges in order to participate in an interactive television promotion called "Lucky Case Game." The lawsuit is pending in the U.S. District Court for the Central District of California, Western Division. On June 5, 2007, plaintiffs Cheryl Bentley, et al., on behalf of themselves and a nationwide class of consumers ("*Bentley*"), filed a complaint against VeriSign, m-Qube, Inc., and other defendants alleging that defendants collectively operate an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "The Apprentice" to incur premium text message charges in order to participate in an interactive television promotion called "Get Rich With Trump." The Bentley matter is currently stayed. A motion to dismiss ruling in Herbert is on appeal in the U.S. Court of Appeals for the Ninth Circuit. While the Company cannot predict the outcome of any of these matters, it believes that the allegations in each of them are without merit and intends to vigorously defend against them.

On April 30, 2008, Prism Technologies LLC filed a complaint against VeriSign in the U.S. District Court for the District of Nebraska alleging that VeriSign's manufacture, sale and use of "security certificates" infringes a U.S. patent. On December 19, 2008, the parties resolved this matter along with the additional Prism matter described above. This matter has been dismissed with prejudice as to VeriSign.

On September 12, 2008, Leon Stambler filed a declaratory judgment complaint against VeriSign in the U.S. District Court for the Eastern District of Texas. The complaint seeks an order permitting Stambler to proceed with patent infringement actions against VeriSign SSL certificate customers in actions in which VeriSign is not a party in view of Stambler's prior unsuccessful action in 2003 against VeriSign on the same patents in which a verdict was returned against Stambler and a judgment was entered thereon. VeriSign has received requests to indemnify certain SSL certificate customers in the patent infringement actions brought by Stambler. While the Company cannot predict the outcome of these proceedings, it believes the allegations against it are without merit and intends to vigorously defend against them.

VeriSign is involved in various other investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in its opinion will have a material effect on its business. The Company cannot assure you that it will prevail in any litigation. Regardless of the outcome, any litigation may require the Company to incur significant litigation expense and may result in significant diversion of management attention.

Indemnifications

VeriSign enters into indemnification agreements with many of its customers and certain other business partners in the ordinary course of business.

Some agreements indemnify the customer, or business partner, as applicable, against claims brought by third-parties that allege a VeriSign product infringes a patent, copyright or trademark, misappropriates a trade secret, or violates other proprietary rights of that third-party. These indemnification obligations may be subject to limits as specified in the agreement. It is not possible to estimate the maximum potential amount of future payments VeriSign could be required to make under these indemnification agreements. VeriSign incurred certain expenses that were not significant to defend lawsuits or settle claims arising from indemnification agreements in 2008.

Some agreements indemnify customers against certain losses caused by the Company's employees and subcontractors. These indemnification obligations may be subject to limits as specified in the agreement. It is not possible to estimate the maximum potential amount of future payments VeriSign could be required to make under these indemnification agreements. VeriSign has not incurred significant expenses to defend lawsuits or settle claims arising from such indemnification agreements in 2008.

The Company maintains insurance policies that may enable VeriSign to recover a portion of the expenses related to certain indemnification claims.

Off-Balance Sheet Arrangements

As of December 31, 2008, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, in the normal course of business, the Company does enter into contracts in which it makes representations and warranties that guarantee the performance of the Company's products and services as well as other indemnifications entered into in the normal course of business. Historically, there have been no significant losses related to such guarantees and indemnifications. As of December 31, 2008 and 2007, VeriSign has pledged approximately $0.3 million and $2.5 million, respectively, as collateral for standby letters of credit that guarantee certain of its contractual obligations, primarily relating to its real estate lease agreements, the longest of which is expected to mature in 2010. The Company's Facility allows for the issuance of letters of credit up to a maximum limit of $50.0 million. As of December 31, 2008, the Company has utilized $1.4 million for outstanding letters of credit under the Facility relating to a building lease agreement and workers' compensation. There were no outstanding letters of credit under the Facility as of December 31, 2007.

Note 16. Segment Information

Description of Segments

As a result of a comprehensive review of its business strategy, VeriSign changed its reportable segments in January 2008. Previously, the Company had the following two reportable segments: Internet Services Group and Communication Services Group. As of December 31, 2008, the Company's business consists of two reportable segments: (1) 3IS, which consists of Naming Services, SSL Certificate Services, IAS, and VeriSign Japan, and (2) Other Services.

The Naming Services business is the authoritative directory provider of all *.com, .net, .cc, .tv, .name* and *.jobs* domain names. The SSL Certificate Services business enables enterprises and Internet merchants to implement and operate secure networks and websites that utilize SSL protocol. These services provide customers the means to authenticate themselves to their end users and website visitors and to encrypt communications between client browsers and Web servers. The IAS business includes identity protection services, fraud detection services, managed PKI services, and unified authentication services. These services are intended to help enterprises secure intranets, extranets and other applications and devices, and provide authentication credentials. VeriSign Japan is a majority-owned subsidiary and its operations primarily consist of SSL Certificate Services and IAS.

The Other Services segment consists of the continuing operations of the Company's non-core Pre-pay billing and payment services ("Pre-pay") business as well as legacy products and services from divested businesses. The Company is in the process of winding down the operations of the Pre-pay business. In Other Services, the legacy products and services from divested businesses primarily include the following: the Company's Jamba which provided mobile entertainment to consumers; RDS business, which offered

point-of-sale data information for retail, pharmaceutical and consumer goods customers; and the CDN business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale.

The segments were determined based on how the chief operating decision maker ("CODM") views and evaluates VeriSign's operations. VeriSign's Chief Executive Officer on an interim basis has been identified as the CODM. Other factors, including customer base, homogeneity of products, technology and delivery channels, were also considered in determining the reportable segments.

The following table presents the results of VeriSign's reportable segments:

	Internet Infrastructure and Identity Services	Other Services	Total Segments
		(In thousands)	
Year ended December 31, 2008:			
Revenues	$936,317	$ 25,418	$961,735
Cost of revenues	160,982	8,853	169,835
	$775,335	$ 16,565	$791,900
Year ended December 31, 2007:			
Revenues	$783,171	$ 64,286	$847,457
Cost of revenues	115,181	35,489	150,670
	$667,990	$ 28,797	$696,787
Year ended December 31, 2006:			
Revenues	$638,554	$344,180	$982,734
Cost of revenues	87,830	121,275	209,105
	$550,724	$222,905	$773,629

A reconciliation of the totals reported for the reportable segments to the applicable line items in the Consolidated Financial Statements is as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Total revenues from reportable segments	$961,735	$ 847,457	$982,734
Cost of revenue from reportable segments	169,835	150,670	209,105
Unallocated operating expenses (1)	721,122	942,579	749,365
Operating income (loss)	70,778	(245,792)	24,264
Other income, net	52,473	94,618	43,120
Income (loss) from continuing operations before income taxes, loss from unconsolidated entities and minority interest	$123,251	$(151,174)	$ 67,384

(1) Unallocated operating expenses include unallocated cost of revenues, sales and marketing, research and development, general and administrative, restructuring, impairments and other charges (reversals), net, and amortization of other intangible assets.

Geographic Revenues

The following table represents a comparison of the Company's geographic revenues:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
United States	$645,329	$624,435	$570,288
Switzerland	214,214	107,277	44,581
Japan	78,469	71,515	69,062
Germany	—	23,778	285,387
Other	23,723	20,452	13,416
Total revenues	$961,735	$847,457	$982,734

VeriSign operates in North America, Europe, Australia, Latin America, South Africa, Japan and certain other countries in the Asia Pacific region. Revenues are generally attributed to the respective countries in which the VeriSign contracting entities are located, which does not necessarily reflect the location of the Company's customers.

The following table presents a comparison of property and equipment, net of accumulated depreciation, by geographic region:

	As of December 31,	
	2008	2007
	(In thousands)	
Americas:		
United States	$354,350	$592,554
CALA (1)	29	1,130
Total Americas	354,379	593,684
EMEA (2)	8,686	10,005
APAC (3)	19,176	18,228
Total property and equipment, net	$382,241	$621,917

(1) Canada and Latin America ("CALA")
(2) Europe, the Middle East and Africa ("EMEA")
(3) Australia, Japan and Asia Pacific ("APAC")

Assets are not tracked by segment and the chief operating decision maker does not evaluate segment performance based on asset utilization.

Major Customers

One customer accounted for approximately 13% and 10% of revenues from continuing operations in 2008 and 2007, respectively and no customer accounted for 10% or more of revenues from continuing operations in 2006. No customer accounted for 10% or more of accounts receivable in 2008, 2007 or 2006.

Note 17. Fair Value of Financial Instruments

In September 2006, the FASB issued SFAS No. 157 ("SFAS 157"), *"Fair Value Measurements,"* which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.

The Company adopted SFAS 157 effective January 1, 2008, for all of its financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis (at least annually). To increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy based on the inputs used in valuation techniques. There are three levels to the fair value hierarchy of inputs to fair value, as follows:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3: Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company measures and reports certain financial assets and liabilities at fair value on a recurring basis, including its investments in money market funds classified as cash equivalents, foreign currency forward contracts, equity investments in other public companies, and a contingent interest derivative associated with its Convertible Debentures.

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis, by level within the fair value hierarchy:

	For the year ended December 31, 2008			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Investments in money market funds	$586,216	$ —	$ —	$586,216
Equity investments	260	—	—	260
Total	$586,476	$ —	$ —	$586,476
Liabilities:				
Foreign currency forward contracts	$ —	$1,144	$ —	$ 1,144
Contingent interest derivative on Convertible Debentures	—	—	10,549	10,549
Total	$ —	$1,144	$10,549	$ 11,693

The fair value of the Company's investments in certain money market funds approximates their face value. Such instruments are classified as Level 1 and are included in Cash and cash equivalents.

The fair value of the Company's foreign currency forward contracts is based on foreign currency rates quoted by banks or foreign currency dealers and other public data sources. Such instruments are included in Accounts payable and accrued liabilities. The Company recorded unrealized losses related to changes in the fair value of its foreign currency forward contracts in Other (loss) income, net. The Company recorded an unrealized loss of $1.2 million and $0.3 million in 2008 and 2007, respectively, related to changes in the fair value of its foreign currency forward contracts.

Equity investments relate to the Company's investments in the securities of other public companies. The fair value of these investments is based on the quoted market prices of the underlying shares. Such investments are included in Prepaid expenses and other current assets.

The Company's Convertible Debentures have contingent interest payments that are considered to be an embedded derivative. The Company accounts for the embedded derivative separately from the Convertible Debentures at fair value, with gains and losses reported in Other (loss) income, net. The Company has utilized a valuation model based on simulations of stock prices, interest rates, credit ratings and bond prices to estimate the value of the embedded derivative. The inputs to the model include risk adjusted interest rates, volatility and average yield curve observations and stock price. As several significant inputs are not observable, the overall fair value measurement of the embedded derivative is classified as Level 3.

The following table summarizes the change in the fair value of the Company's Level 3 contingent interest derivative on Convertible Debentures for the year ended December 31, 2008:

	(In thousands)
Balance at December 31, 2007	$14,165
Unrealized gain on contingent interest derivative on Convertible Debentures (1)	(3,616)
Balance at December 31, 2008	$10,549

(1) Included in Other income, net.

The fair value of other financial instruments, carried at cost in the balance sheet, including accounts receivable, restricted cash and investments, and accounts payable, approximates the carrying amount, which is the amount for which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's Convertible Debentures at December 31, 2008, is $812.5 million, and is based on quoted market prices.

Note 18. Related Party Transactions

The following table shows a comparison of revenues recognized from customers in which VeriSign holds an equity investment, including its International Affiliates:

	As of December 31,		
	2008	2007	2006
	(In thousands)		
Revenues from investments in unconsolidated entities	$ 9,626	$10,212	$ —
Revenues from other equity investments	3,769	3,291	3,492
Total	$13,395	$13,503	$3,492

VeriSign recognized revenues of $9.6 million and $10.2 million in 2008 and 2007, respectively, from a service agreement with its investments in unconsolidated entities related to the Jamba joint ventures. At December 31, 2007, the Company had approximately $5.1 million in accounts receivable from its investments in unconsolidated entities. In October 2008, VeriSign sold its remaining 49% ownership interest in the Jamba joint ventures and settled all amounts receivable from the Jamba joint ventures. At December 31, 2008 and 2007, VeriSign had $6.6 million and $6.4 million, respectively, in accounts receivable from other equity investments.

Note 19. Other Income, Net

The following table presents the components of other income, net:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Interest income	$ 16,376	$ 47,074	$27,123
Interest expense	(41,062)	(18,266)	(7,838)
Net (loss) gain on sale and impairment of investments	(6,365)	(1,788)	21,234
Net gain on divestiture of businesses and unconsolidated entities	80,583	71,216	—
Unrealized gain on joint venture call options	—	10,925	—
Realized and unrealized gain (loss) on contingent interest derivative on Convertible Debentures	3,616	(15,301)	—
Income from transition services agreements	3,641	—	—
Other, net	(4,316)	758	2,601
Total other income, net	$ 52,473	$ 94,618	$43,120

Interest income is earned principally from the investment of VeriSign's surplus cash balances. Interest expense is principally incurred on Convertible Debentures and the Facility. Income from transition services agreements includes fees generated from services provided to the purchasers of the divested businesses for a certain period of time to ensure and facilitate the transfer of business operations for those businesses. Other, net, primarily consists of foreign exchange rate gains and losses.

Note 20. Subsequent Events

On January 23, 2009, the Company entered into an arrangement agreement with Certicom Corp. ("*Certicom*"), a corporation continued under the laws of Canada, whereby we agreed to acquire all of the outstanding common shares of Certicom, for an aggregate purchase price, of approximately $73 million. On February 10, 2009, Certicom terminated the arrangement agreement in order to accept a superior acquisition proposal from a third-party, as determined by Certicom's Board of Directors. Certicom has paid a termination fee of $3.3 million to the Company, pursuant to the terms of the arrangement agreement.

On January 30, 2009, the Company received $85.8 million from the International Fund, and on February 20, 2009, the Company received $8.3 million from the Primary Fund. The total distributions to date represents approximately 85% and 65% of the Company's total investment in the Primary Fund and the International Fund, respectively. As of February 27, 2009, the funds held by the Primary Fund and the International Fund were $16.2 million and $40.1 million, respectively, net of the other-than-temporary impairment loss.

In January 2009, the Company announced a realignment of its three core services into two business units to include the following: (1) Naming Services and (2) Authentication Services, which would include both SSL Certificate Services and IAS.

On March 2, 2009, the Company entered into a binding agreement to sell its Communications Services business to Transaction Network Services, Inc. for $230.0 million subject to certain adjustments to reflect normal fluctuations in working capital. The transaction is subject to Hart-Scott-Rodino Act review, and the agreement contains customary closing conditions. The parties anticipate that the transaction will close within 60 days.

As required under Item 15—Exhibits and Financial Statement Schedules, the exhibits filed as part of this report are provided in this separate section. The exhibits included in this section are as follows:

Exhibit Number	Exhibit Description
10.59	Arrangement Agreement dated as of January 23, 2009 between VeriSign, Inc. and Certicom Corp.
21.01	Subsidiaries of the Registrant
23.01	Consent of Independent Registered Public Accounting Firm
24.01	Powers of Attorney (Included on Page 87 as part of the signature pages hereto)
31.01	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)
31.02	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)
32.01	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350)**
32.02	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350)**

** As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of VeriSign, Inc. under the Securities Act of 1933 or the Securities Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

VeriSign®

VeriSign, Inc.
487 East Middlefield Road
Mountain View, California 94043-4047

April 14, 2009

To Our Stockholders:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of VeriSign, Inc. ("VeriSign") to be held at our corporate offices located at 487 East Middlefield Road, Mountain View, California 94043-4047 on Thursday, May 28, 2009 at 10:00 a.m., Pacific Time (the "Meeting").

The matters expected to be acted upon at the Meeting are described in detail in the following *Notice of the 2009 Annual Meeting of Stockholders and Proxy Statement.*

We have implemented a U.S. Securities and Exchange Commission rule that requires companies to furnish their proxy materials over the Internet. As a result, we are mailing to our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2008 (the "Annual Report"). The Notice of Internet Availability of Proxy Materials contains instructions on how to access those documents over the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how each stockholder can receive a paper copy of our proxy materials, including this notice and proxy statement, our Annual Report and a form of proxy card or voting instruction card. We believe that this new process will conserve natural resources and reduce the costs of printing and distributing our proxy materials.

It is important that you use this opportunity to take part in the affairs of VeriSign by voting on the business to come before this meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE THE PROXY ELECTRONICALLY OR BY PHONE AS DESCRIBED ON THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND UNDER "INTERNET AND TELEPHONE VOTING" IN THE ATTACHED PROXY STATEMENT, OR ALTERNATIVELY, IF RECEIVING PAPER COPIES OF PROXY MATERIALS, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. Returning or completing the Proxy does not deprive you of your right to attend the Meeting and to vote your shares in person.

We look forward to seeing you at our 2009 Annual Meeting of Stockholders.

Sincerely,

D. James Bidzos
Executive Chairman of the Board and Chief Executive Officer on an interim basis

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VeriSign®

VERISIGN, INC.

487 East Middlefield Road
Mountain View, California 94043-4047

Notice of the 2009 Annual Meeting of Stockholders

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2009 Annual Meeting of Stockholders of VeriSign, Inc. will be held at our corporate offices located at 487 East Middlefield Road, Mountain View, California 94043-4047 on Thursday, May 28, 2009 at 10:00 a.m., Pacific Time. The 2009 Annual Meeting of Stockholders is being held for the following purposes:

1. To elect seven directors of VeriSign, each to serve until the next annual meeting, or until a successor has been elected and qualified or until the director's earlier resignation or removal.

2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2009.

3. To transact such other business as may properly come before the 2009 Annual Meeting of Stockholders or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice.

Only stockholders of record at the close of business on March 31, 2009 are entitled to notice of and to vote at the 2009 Annual Meeting of Stockholders or any adjournment thereof.

By Order of the Board of Directors,

Richard H. Goshorn

Richard H. Goshorn
Secretary

Mountain View, California
April 14, 2009

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE THE PROXY ELECTRONICALLY OR BY PHONE AS DESCRIBED ON THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND UNDER "INTERNET AND TELEPHONE VOTING" IN THE ATTACHED PROXY STATEMENT, OR ALTERNATIVELY, IF RECEIVING PAPER COPIES OF PROXY MATERIALS, COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

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TABLE OF CONTENTS

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VeriSign®

VERISIGN, INC.
487 East Middlefield Road
Mountain View, California 94043-4047

PROXY STATEMENT
FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS

April 14, 2009

The accompanying proxy is solicited on behalf of the Board of Directors (the "Board") of VeriSign, Inc. ("VeriSign" or the "Company") for use at the 2009 Annual Meeting of Stockholders (the "Meeting") to be held at our corporate offices located at 487 East Middlefield Road, Mountain View, California 94043-4047 on Thursday, May 28, 2009 at 10:00 a.m., Pacific Time. Only holders of record of our common stock at the close of business on March 31, 2009, which is the record date, will be entitled to vote at the Meeting. At the close of business on the record date, we had 192,763,937 shares of common stock outstanding and entitled to vote. This proxy statement and the accompanying form of proxy (collectively, the "Proxy Statement") were first made available to stockholders on or about April 14, 2009. Our Annual Report on Form 10-K for the year ended December 31, 2008 (the "Annual Report") is enclosed with this Proxy Statement for stockholders receiving a paper copy of proxy soliciting materials. The Annual Report and Proxy Statement can both be accessed on the Investor Relations section of our website at *http://investor.verisign.com*, or at *http://www.proxyvote.com.*

All proxies will be voted in accordance with the instructions contained therein. Unless contrary instructions are specified, if the accompanying proxy is executed and returned (and not revoked) prior to the Meeting, the shares of VeriSign common stock represented by the proxy will be voted: (1) **FOR** the election of each of the seven director candidates nominated by the Board; (2) **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009 ("fiscal 2009"); and (3) in accordance with the best judgment of the named proxies on any other matters properly brought before the Meeting.

Adoption of Majority Vote Standard in Uncontested Director Elections

VeriSign's Fifth Amended and Restated Bylaws provide for a majority of votes cast standard in uncontested elections. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "withheld" for that director. In contested elections where the number of nominees exceeds the number of directors to be elected, the vote standard will continue to be a plurality of votes cast. In addition, if a nominee who already serves as a director is not re-elected, the director shall tender his or her resignation, subject to acceptance by the Board. The Corporate Governance and Nominating Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board's decision. If the failure of a nominee to be elected at the annual meeting results in a vacancy on the Board, that vacancy can be filled by action of the Board.

Voting Rights

Holders of our common stock are entitled to one vote for each share held as of the record date.

Quorum, Effect of Abstentions and Broker Non-Votes, Vote Required to Approve the Proposals

A majority of the outstanding shares of common stock must be present or represented by proxy at the Meeting in order to have a quorum. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Meeting. A broker non-vote occurs when a bank, broker or other stockholder of record holding shares for a beneficial owner submits a proxy for the meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

If a quorum is present, a nominee for election to a position on the Board in an uncontested election will be elected as a director if the votes cast "for" the election of the nominee exceed the votes cast as "withheld" for that nominee. The following will not be votes cast and will have no effect on the election of any director nominee: (i) a share whose ballot is marked as abstain; (ii) a share otherwise present at the meeting but for which there is an abstention; and (iii) a share otherwise present at the meeting as to which a shareholder gives no authority or direction. Stockholders may not cumulate votes in the election of directors.

If a quorum is present, approvals of the proposal to ratify the selection of KPMG LLP as our independent registered public accounting firm for fiscal 2009 and all other matters that properly come before the Meeting require the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the subject matter. Abstentions and broker non-votes could prevent approval of such proposals if the number of affirmative votes, though a majority of the votes represented and cast, does not constitute a majority of the shares of common stock present or represented by proxy and entitled to vote on the subject matter. The inspector of elections appointed for the Meeting will separately tabulate affirmative and withheld votes, abstentions and broker non-votes.

Adjournment of Meeting

In the event that a quorum shall fail to attend the Meeting, either in person or represented by proxy, the chairman may adjourn the Meeting, or alternatively, a stockholder or a person named as a proxy may propose the adjournment of the Meeting. Any such adjournment proposed by a stockholder or person named as a proxy would require the affirmative vote of the majority of the outstanding shares present in person or represented by proxy at the Meeting.

Expenses of Soliciting Proxies

VeriSign will pay the expenses of soliciting proxies to be voted at the Meeting. VeriSign has retained The Altman Group to assist with the solicitation of proxies for a fee of $6,500, plus reimbursement of expenses. Following the original mailing of the Notices of Internet Availability of Proxy Materials and paper copies of proxies and other soliciting materials, we and/or our agents may also solicit proxies by mail, telephone, telegraph, or in person. Following the original mailing of Notices of Internet Availability of Proxy Materials and paper copies of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our shares forward copies of the proxy and other soliciting materials to persons for whom they hold shares and request authority for the exercise of proxies. In such cases, we will reimburse the record holders for their reasonable expenses if they ask us to do so.

Revocability of Proxies

A stockholder may revoke any proxy that is not irrevocable by attending the Meeting and voting in person or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Company.

Internet and Telephone Voting

If you hold shares of record as a registered shareholder, you can simplify your voting process and save the Company expense by voting your shares by telephone at 1-800-690-6903 or on the Internet at

www.proxyvote.com twenty-four hours a day, seven days a week. Telephone and Internet voting are available through 11:59 p.m. Eastern Time the day prior to the Meeting. More information regarding Internet voting is given on the Notice of Internet Availability of Proxy Materials. If you hold shares through a bank or brokerage firm, the bank or brokerage firm will provide you with separate instructions on a form you will receive from them. Many such firms make telephone or Internet voting available, but the specific processes available will depend on those firms' individual arrangements.

Householding

VeriSign has adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission (the "SEC"). Under this procedure, VeriSign is delivering only one copy of the Notice of Internet Availability of Proxy Materials or paper copies of the Annual Report and Proxy Statement, as the case may be, to multiple stockholders who share the same address and have the same last name, unless VeriSign has received contrary instructions from an affected stockholder. This procedure reduces VeriSign's printing costs, mailing costs and fees. Stockholders who participate in householding will continue to receive separate voter control numbers or proxy cards, in accordance with their preferred method of delivery.

VeriSign will deliver promptly upon written or oral request a separate copy of the Notice of Internet Availability of Proxy Materials or Annual Report and the Proxy Statement to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of any of these documents, you may write or call VeriSign's Investor Relations Department at VeriSign, Inc., 487 East Middlefield Road, Mountain View, California 94043-4047, Attention: Investor Relations, telephone (800) 922-4917. You may also access VeriSign's Annual Report and Proxy Statement on the Investor Relations section of VeriSign's website at *http://investor.verisign.com.*

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report or Proxy Statement in the future, please contact Broadridge Financial Solutions, Inc. ("Broadridge"), either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within thirty (30) days of receipt of the revocation of your consent.

Any stockholders of record who share the same address and currently receive multiple copies of VeriSign's Notice of Internet Availability of Proxy Materials, Annual Report or Proxy Statement who wish to receive only one copy of these materials per household in the future, please contact VeriSign's Investor Relations Department at the address or telephone number listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Fifth Amended and Restated Bylaws authorize eleven directors or such number of directors determined from time to time by a resolution of the Board; there are currently seven directors, as determined by a written resolution of the Board. The terms of the current directors, who are identified below, expire upon the election and qualification of the directors to be elected at the Meeting. The Board has nominated each of the seven current directors for re-election at the Meeting, to serve until the 2010 Annual Meeting of Stockholders and until their respective successors have been elected and qualified. There are currently no vacancies on the Board. Proxies cannot be voted for more than seven persons, which is the number of nominees.

Unless otherwise directed, the persons named in the proxy intend to vote all proxies **FOR** the re-election of the nominees, as listed below, each of whom has consented to serve as a director if elected. If, at the time of the Meeting, any of the nominees is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Board, unless the Board chooses to reduce its own size. The Board has no reason to believe any of the nominees will be unable or will decline to serve if elected.

Nominees/Directors

Set forth below is certain information furnished to us by our directors.

Name	Age	Position
Nominees for election as directors for a term expiring in 2010:		
D. James Bidzos	54	Executive Chairman of the Board and Chief Executive Officer on an Interim Basis
William L. Chenevich(1)(2)	65	Lead Independent Director
Kathleen A. Cote(1)(2)	60	Director
Roger H. Moore	67	Director
John D. Roach(1)(2)	65	Director
Louis A. Simpson(3)	72	Director
Timothy Tomlinson(3)	59	Director

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Nominating Committee.

(3) Member of the Compensation Committee.

D. James Bidzos has served as Executive Chairman of the Board and Chief Executive Officer on an interim basis since June 2008 and as President on an interim basis from June 2008 to January 2009. He served as Chairman of the Board of Directors from August 2007 to June 2008 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos served as Vice Chairman of RSA Security, an Internet identity and access management solution provider, from March 1999 to May 2002 and Executive Vice President from July 1996 to February 1999. Prior thereto, he served as President and Chief Executive Officer of RSA Data Security, Inc. from 1986 to February 1999.

William L. Chenevich has served as Lead Independent Director since February 2009 and as a director since April 1995. Mr. Chenevich has served as Vice Chairman of Technology and Operations for U.S. Bancorp, a financial holding company, since February 2001. He served as Vice Chairman of Technology and Operations Services of Firstar Corporation, a financial services company, from 1999 until its merger with U.S. Bancorp in February 2001. Prior thereto, he was Group Executive Vice President of VISA International, a financial services company, from 1994 to 1999. Mr. Chenevich holds a B.B.A. degree in Business from the City College of New York and an M.B.A. degree in Management from the City University of New York.

Kathleen A. Cote has served as a director since February 2008. From May 2001 to June 2003, Ms. Cote served as Chief Executive Officer of Worldport Communications Company, a provider of Internet managed services. From September 1998 to May 2001, she served as Founder and President of Seagrass Partners, a consulting firm specializing in providing business, operational and management support for startup and mid-sized companies. Prior thereto, she served as President and Chief Executive Officer of Computervision Corporation, a supplier of desktop and enterprise, client server and web-based product development and data management software and services. Ms. Cote serves as a director of Asure Software Corporation, 3Com Corporation and Western Digital Corporation. Ms. Cote holds an Honorary Doctorate from the University of Massachusetts, an M.B.A. degree from Babson College, and a B.A. degree from the University of Massachusetts, Amherst.

Roger H. Moore has served as a director since February 2002. Since December 2007, he has served as a consultant assisting VeriSign in the divestiture of its Communications Services business. From June 2007 through November 2007, Mr. Moore served as interim Chief Executive Officer of Arbinet-Thexchange, Inc., a provider of online trading services. He was President and Chief Executive Officer of Illuminet Holdings, Inc. from December 1995 until December 2001 when VeriSign acquired Illuminet Holdings. Prior to Illuminet Holdings, Mr. Moore spent ten years with Nortel Networks in a variety of senior management positions including President of Nortel Japan. Mr. Moore serves as a director of Western Digital Corporation and Consolidated Communications Illinois Holdings, Inc. Mr. Moore holds a B.S. degree in General Science from Virginia Polytechnic Institute and State University.

John D. Roach has served as a director since July 2007. Mr. Roach has served as Chairman of the Board of Directors and Chief Executive Officer of Stonegate International, a private investment and advisory services company, since September 2001. From November 2002 to January 2006, he served as Executive Chairman of Unidare U.S., a subsidiary of Unidare plc, a public Irish financial holding company and supplier of products to the welding, safety and industrial markets. From 1998 to 2001, he served as Founder and Chairman, President and Chief Executive Officer of Builders FirstSource, Inc., a distributor of building products. Prior to that, he was Chairman, President and Chief Executive Officer of Fibreboard Corporation, a building products company, from July 1991 to July 1997 when it was acquired by Owens Corning. Mr. Roach serves as a director of PMI Group, Inc. and URS Corporation. Mr. Roach holds a B.S. degree in Industrial Management from M.I.T. and an M.B.A. degree from Stanford University.

Louis A. Simpson has served as a director since May 2005. Since May 1993, he has served as President and Chief Executive Officer, Capital Operations, of GEICO Corporation, a passenger auto insurer. Mr. Simpson previously served as Vice Chairman of the Board of GEICO from 1985 to 1993. Mr. Simpson serves as a director of Science Applications International Corporation. Mr. Simpson holds a B.A. degree from Ohio Wesleyan University and an M.A. degree in Economics from Princeton University.

Timothy Tomlinson is Of Counsel with the law firm Greenberg Traurig LLP. Mr. Tomlinson was the founder and a named partner of Tomlinson Zisko LLP, a law firm, from 1983 until its acquisition by Greenberg Traurig LLP in May 2007. Mr. Tomlinson was a member of the Board from 1995 until 2002, and was reappointed to the Board in November 2007. Mr. Tomlinson holds a B.A. degree in Economics, an M.A. degree in History, an M.B.A. and a J.D. degree from Stanford University.

Compensation of Directors

This section provides information regarding the compensation policies for non-employee directors and amounts earned and securities awarded to these directors in 2008. D. James Bidzos, a director, was appointed Executive Chairman, President and Chief Executive Officer on an interim basis of VeriSign on June 30, 2008. As an employee of the Company, Mr. Bidzos no longer participates in the compensation program for non-employee directors. Mr. Bidzos has been compensated as an executive officer of the Company since June 30, 2008 and his compensation both as a non-employee director and an employee is described in "Executive Compensation" elsewhere in this Proxy Statement.

Non-Employee Director Retainer Fees and Equity Compensation Information

On August 4, 2008, the Compensation Committee met to consider the equity-based compensation to be paid to non-employee directors. The Compensation Committee reviewed competitive market data prepared by Frederic W. Cook & Co. ("FW Cook") for the same comparator group used to benchmark executive compensation and certain available information for other boards and reviewed the board compensation practices of these companies. Following this review and consideration of the recommendations made by FW Cook, the Compensation Committee determined that grants equal to $200,000 worth of annual equity awards split evenly between stock options and restricted stock units ("RSUs") were in the best interest of VeriSign and its stockholders. New directors are granted an equity award equal to the pro rata amount of such annual equity award, the amount of which is determined based on the date of such new director's appointment or election to the Board, split evenly between stock options and RSUs. After consideration of materials and recommendations from FW Cook, the Compensation Committee approved effective as of May 6, 2008, an increase in the annual retainer for Audit Committee members from $20,000 to $25,000 and an increase in the annual retainer for the Audit Committee Chairman from $10,000 to $15,000.

During 2008, annual retainer fees were as follows:

Annual retainer for non-employee directors	$ 40,000
Additional annual retainer for Non-Executive Chairman of the Board	$100,000
Additional annual retainer for Audit Committee members	$ 25,000
Additional annual retainer for Compensation Committee members	$ 20,000
Additional annual retainer for Corporate Governance and Nominating Committee members	$ 10,000
Additional annual retainer for Audit Committee Chairperson	$ 15,000
Additional annual retainer for Compensation Committee Chairperson	$ 10,000
Additional annual retainer for Corporate Governance and Nominating Committee Chairperson	$ 5,000

Non-employee directors are reimbursed for their expenses in attending meetings.

Non-Employee Director Compensation Table for Fiscal 2008

The following table sets forth a summary of compensation information for our non-employee directors as of December 31, 2008.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL 2008

Non-Employee Director Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Option Awards(2)	All Other Compensation	Total
William L. Chenevich(3)	$83,077	$146,779	$174,794	$ —	$404,650
Kathleen A. Cote(4)	64,835	90,464	96,775	—	252,074
Michelle Guthrie(5)	15,000	2,149	10,820	—	27,969
Scott G. Kriens(6)	20,604	34,831	65,029	—	120,464
Roger H. Moore(7)	40,000	146,779	191,014	300,000(8)	677,793
John D. Roach(9)	69,808	119,389	120,384	—	309,581
Louis A. Simpson(10)	70,000	146,779	216,507	—	433,286
Timothy Tomlinson(11)	60,000	163,536	158,343	—	381,879

(1) Amounts shown represent retainer fees earned by each director.

(2) Stock Awards consist solely of RSUs. Amounts shown represent compensation expense recognized in fiscal 2008 for financial statement reporting purposes for the applicable awards granted in fiscal 2008 and in prior years pursuant to the Statement of Financial Accounting Standards No. 123(R) ("FAS 123R"), disregarding the estimate of forfeitures related to service-based vesting conditions. The grant date fair value of each Stock Award granted to each non-employee director on August 4, 2008 was $99,971. The grant date fair value of the Stock Award granted on February 20, 2008 to Ms. Cote upon joining the Board was $49,979. The grant date fair value for each Option Award granted to each non-employee director on August 4, 2008 was $107,996. The grant date fair value for the Option Award granted on February 20, 2008 to Ms. Cote upon joining the Board was $53,049. The assumptions used to calculate the value of awards for fiscal 2008 are set forth in Note 13, "Employee Benefits and Stock-Based Compensation," of our Notes to Consolidated Financial Statements in the Annual Report, and the assumptions used to calculate awards in prior years are set forth in the Notes to Consolidated Financial Statements in the Annual Reports on Form 10-K for the corresponding years.

(3) As of December 31, 2008, Mr. Chenevich held 13,612 RSUs and outstanding options to purchase 110,782 shares of the Company's common stock.

(4) Ms. Cote became a director on February 20, 2008. As of December 31, 2008, Ms. Cote held 4,483 RSUs and outstanding options to purchase 12,430 shares of the Company's common stock.

(5) Ms. Guthrie resigned as a director on February 20, 2008. Amounts shown under "Stock Awards" and "Option Awards" reflect the reversal of expenses of $11,362 and $5,633, respectively, disclosed previously in the Non-Employee Director Compensation table with respect to equity awards forfeited by Ms. Guthrie upon her resignation as a director.

(6) Mr. Kriens served as a director until May 29, 2008. Mr. Kriens chose not to stand for re-election at our 2008 Annual Meeting of Stockholders on May 29, 2008. Amounts shown under "Stock Awards" reflect the reversal of expenses of $11,362 disclosed previously in the Non-Employee Director Compensation table with respect to equity awards forfeited by Mr. Kriens upon his ceasing to be a director.

(7) As of December 31, 2008, Mr. Moore held 13,612 RSUs and outstanding options to purchase 112,032 shares of the Company's common stock.

(8) Amount shown represents retainer fee paid to Mr. Moore during fiscal 2008 in connection with his service as a consultant in connection with assisting the Company in its sale of its Communications Services business.

(9) As of December 31, 2008, Mr. Roach held 7,512 RSUs and outstanding options to purchase 19,432 shares of the Company's common stock.

(10) As of December 31, 2008, Mr. Simpson held 13,612 RSUs and outstanding options to purchase 87,032 shares of the Company's common stock.

(11) As of December 31, 2008, Mr. Tomlinson held 7,512 RSUs and outstanding options to purchase 19,432 shares of the Company's common stock.

Stock options are granted at an exercise price not less than 100% of the fair market value of VeriSign's common stock on the date of grant and have a term of not greater than seven years from the date of grant. Stock options and RSUs granted to non-employee directors during fiscal 2008 vest in quarterly installments over one year from the date of grant. Directors are permitted to exercise vested stock options for up to three years following the termination of their Board service. The Compensation Committee may authorize grants with different vesting schedules in the future. The vesting of equity awards for all non-employee directors accelerates as to 100% of any unvested equity awards upon certain changes-in-control as set forth in the 2006 Equity Incentive Plan and the 1998 Directors Stock Option Plan.

Moore Consulting Arrangement

As previously authorized by the Audit Committee and Compensation Committee, on October 3, 2008, the Company entered into a Consulting Agreement on the following terms with Roger H. Moore, a member of our Board, for the provision of certain consulting services commencing as of December 17, 2007 in connection with the planned disposition of VeriSign's Communications Services business:

- A consulting fee of $30,000 per month to manage the daily operations of the Communications Services business, which was retroactive to December 17, 2007;
- A minimum success fee of $300,000 if the sale of the Communications Services business was consummated before December 31, 2008, payable either: (i) at the closing if the buyer of the Communications Services business did not offer Mr. Moore an acceptable position with the buyer; or (ii) six months after closing if the buyer offered Mr. Moore an acceptable position with the buyer;
- An additional success fee of up to $600,000 based on receipt by VeriSign of proceeds from the sale of the Communications Services business within the valuation range set by investment bankers retained by VeriSign, which additional success fee would be apportioned on a pro rata basis between the low end and high end of the valuation range so set; and
- Other terms and conditions customary for such an agreement.

On February 23, 2009 and February 24, 2009, the Compensation Committee and Audit Committee, respectively, authorized, and on March 26, 2009 the Company entered into an Amended and Restated Consulting Agreement on the following terms with Mr. Moore for the provision of certain consulting services in connection with the planned disposition of VeriSign's Communications Services Group:

- A consulting fee of $10,000 per month to manage the daily operations of the Communications Services business, which was retroactive to January 1, 2009;
- A minimum success fee of $300,000 if the sale of the Communications Services business is consummated before December 31, 2009, payable either: (i) at the closing if the buyer of the Communications Services business does not offer Mr. Moore an acceptable position with the buyer; or (ii) six months after closing if the buyer offers Mr. Moore an acceptable position with the buyer;
- An additional success fee of up to $300,000 based on receipt by VeriSign of proceeds from the sale of the Communications Services business within the valuation range set by investment bankers retained by VeriSign, which additional success fee will be apportioned on a pro rata basis between the low end and high end of the valuation range so set; and
- Other terms and conditions customary for such an agreement.

Since January 1, 2008, the Company has paid Mr. Moore $300,000 pursuant to the Consulting Agreement and the Amended and Restated Consulting Agreement.

The Board Recommends a Vote "FOR" the Election of Each of the Nominated Directors.

CORPORATE GOVERNANCE

Independence of Directors

As required under The NASDAQ Stock Market's listing standards, a majority of the members of our Board must qualify as "independent," as affirmatively determined by the Board. The Board consults with our legal counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of The NASDAQ Stock Market.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his or her family members, and VeriSign, our executive officers and our independent registered public accounting firm, the Board affirmatively determined on February 24, 2009 that the majority of our Board is comprised of independent directors. Our independent directors are: Mr. Chenevich, Ms. Cote, Mr. Roach, Mr. Simpson, and Mr. Tomlinson. Each director who serves on the Audit Committee, the Compensation Committee or the Corporate Governance and Nominating Committee is an independent director. Mr. Bidzos serves as Executive Chairman and Chief Executive Officer on an interim basis. Mr. Moore serves as a consultant assisting VeriSign in the divestiture of its Communications Services business. Michelle Guthrie served as a director until her resignation on February 20, 2008. Scott G. Kriens served as a director until May 29, 2008. Mr. Kriens chose not to stand for re-election at our 2008 Annual Meeting of Stockholders on May 29, 2008. William A. Roper, Jr., served as a director until his resignation as our President and Chief Executive Officer and a member of our Board on June 30, 2008.

Board and Committee Meetings

The Board met twelve times and its committees collectively met twenty-one times during 2008. No director during the last fiscal year attended fewer than 75% of the aggregate of (i) the total number of meetings held by the Board and (ii) the total number of meetings held by all committees on which he or she served during fiscal 2008, except for Ms. Guthrie who attended one of the two Board meetings that were held prior to her resignation from the Board. On February 24, 2009, the Board appointed William L. Chenevich as its Lead Independent Director. As the Lead Independent Director, Mr. Chenevich may schedule and conduct separate meetings of the independent directors and perform other similar duties.

Board Members' Attendance at the Annual Meeting

Although we do not have a formal policy regarding attendance by members of the Board at our annual meeting of stockholders, we encourage directors to attend. Two members of the Board attended our 2008 Annual Meeting of Stockholders.

Corporate Governance and Nominating Committee

The Board has established a Corporate Governance and Nominating Committee to recruit, evaluate, and nominate candidates for appointment or election to serve as members of the Board, recommend nominees for committees of the Board, recommend corporate governance policies and periodically review and assess the adequacy of these policies, and review annually the performance of the Board. The Corporate Governance and Nominating Committee is currently composed of Ms. Cote (Chairperson) and Messrs. Chenevich and Roach, each of whom has been determined by the Board to be an "independent director" under the rules of The NASDAQ Stock Market. The Corporate Governance and Nominating Committee operates pursuant to a written charter. The Corporate Governance and Nominating Committee's charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Corporate Governance and Nominating Committee met four times during fiscal 2008.

In carrying out its function to nominate candidates for election to the Board, the Corporate Governance and Nominating Committee considers the performance and qualifications of each potential nominee or candidate, not only for his or her individual strengths but also for his or her contribution to the Board as a group.

The Corporate Governance and Nominating Committee considers candidates for director nominees proposed by directors, the chief executive officer and stockholders. The Corporate Governance and Nominating Committee may also from time to time retain one or more third-party search firms to identify suitable candidates. The Corporate Governance and Nominating Committee has retained an executive search firm to conduct a search for new independent directors for the Board.

If you would like the Corporate Governance and Nominating Committee to consider a prospective candidate, in accordance with our Fifth Amended and Restated Bylaws, please submit the candidate's name and qualifications to: Richard H. Goshorn, Secretary, VeriSign, Inc., 487 East Middlefield Road, Mountain View, California 94043-4047.

The Corporate Governance and Nominating Committee will consider all candidates identified by the directors, chief executive officer, stockholders, or third-party search firms through the processes described above, and will evaluate each of them, including incumbents and candidates nominated by stockholders, based on the same criteria.

Audit Committee

The Board has established an Audit Committee that oversees the accounting and financial reporting processes at the Company, internal control over financial reporting, audits of the Company's financial statements, the qualifications of the Company's independent auditor, and the performance of the Company's internal audit department and the independent auditor. The independent auditor reports directly to the Audit Committee and the Audit Committee is responsible for the appointment (subject to stockholder ratification), compensation and retention of the independent auditor. The Audit Committee also oversees the Company's processes to manage business and financial risk, and compliance with significant applicable legal and regulatory requirements, and oversees the Company's ethics and compliance programs. The Audit Committee is currently composed of Messrs. Chenevich (Chairperson) and Roach and Ms. Cote. Each member of the Audit Committee meets the independence criteria of The NASDAQ Stock Market and the SEC. Each Audit Committee member meets The NASDAQ Stock Market's financial knowledge requirements, and the Board has determined that the Audit Committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities as required by Rule 4350(d)(2)(A) of The NASDAQ Stock Market. The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The NASDAQ Stock Market. A copy of the Audit Committee charter is set forth as Appendix A to this Proxy Statement and is located on our website at *https://investor.verisign.com/documents.cfm*. The Audit Committee met ten times during fiscal 2008.

Audit Committee Financial Expert

Our Board has determined that William L. Chenevich, Kathleen A. Cote and John D. Roach are "audit committee financial experts" as such term is defined in Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Messrs. Chenevich and Roach and Ms. Cote meet the independence requirements for audit committee members as defined in the applicable listing standards of The NASDAQ Stock Market.

Report of the Audit Committee

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission ("SEC") or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") except to the extent that VeriSign specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

The Audit Committee is composed of three directors who meet the independence and experience requirements of The NASDAQ Stock Market Rules. The Audit Committee operates under a written charter adopted by the board of directors (the "Board") of VeriSign, Inc. ("VeriSign"). The members of the Audit Committee are Messrs. Chenevich (Chairperson) and Roach, and Ms. Cote. The Audit Committee met ten times during fiscal 2008.

Management is responsible for the preparation, presentation and integrity of VeriSign's financial statements, accounting and financial reporting principles and internal controls and processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting standards and applicable laws and regulations (the "Internal Controls"). The independent registered public accounting firm, KPMG LLP, is responsible for performing an independent audit of VeriSign's consolidated financial statements in accordance with standards of the Public Accounting Oversight Board (United States) and for issuing a report thereon.

The Audit Committee is responsible for oversight of VeriSign's financial, accounting and reporting processes and its compliance with legal and regulatory requirements. The Audit Committee is also responsible for the appointment, compensation and oversight of VeriSign's independent registered public accounting firm, which includes (i) evaluating the independent registered public accounting firm's qualifications and performance, (ii) reviewing and confirming the independent registered public accounting firm's independence, (iii) reviewing and approving the planned scope of the annual audit, (iv) overseeing the audit work of the independent registered public accounting firm, (v) reviewing and pre-approving any non-audit services that may be performed by the independent registered public accounting firm, (vi) reviewing with management and the independent registered public accounting firm the adequacy of VeriSign's Internal Controls, and (vii) reviewing VeriSign's critical accounting policies, the application of accounting principles and conduct of the internal audit, including the oversight of the resolution of any issues identified by the independent registered public accounting firm.

We have adopted a policy regarding rotation of the audit partners (as defined under SEC rules) responsible for the audit of VeriSign's financial statements. No audit partner of the independent registered public accounting firm providing audit services to VeriSign shall have served as the lead or coordinating audit partner (having primary responsibility for the audit) or as the audit partner responsible for reviewing the audit for more than five consecutive fiscal years.

During fiscal 2008, the Audit Committee met privately with KPMG LLP to discuss the results of the audit, evaluations by the independent registered public accounting firm of VeriSign's Internal Controls and quality of VeriSign's financial reporting.

The Audit Committee has reviewed and discussed the audited financial statements contained in VeriSign's Annual Report on Form 10-K for the year ended December 31, 2008 with management. This review included a discussion of the accounting principles, reasonableness of significant judgments, and clarity of disclosures in the financial statements. Management represented to the Audit Committee that VeriSign's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and the Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, KPMG LLP has provided to the Audit Committee the annual written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed the firm's independence with the firm. The Audit Committee has also considered whether the non-audit services provided by KPMG LLP to VeriSign during 2008 are compatible with maintaining the independent registered public accounting firm's independence.

Based upon discussions of the Audit Committee with management and KPMG LLP, and the Audit Committee's review of the representations of management and the report of KPMG LLP to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in VeriSign's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the SEC.

This report is submitted by the Audit Committee

William L. Chenevich (Chairperson)
Kathleen A. Cote
John D. Roach

Compensation Committee

The Board has established a Compensation Committee to discharge the Board's responsibilities with respect to all forms of compensation of the Company's directors and executive officers, to administer the Company's equity incentive plans, and to produce an annual report on executive compensation for use in the Company's proxy statement. The Compensation Committee is also responsible for approving and evaluating executive officer compensation arrangements, plans, policies and programs of the Company, and for administering the Company's equity incentive plans for employees. The Compensation Committee operates pursuant to a written charter. The Compensation Committee's charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Compensation Committee is currently composed of Messrs. Simpson (Chairperson) and Tomlinson, each of whom is an "independent director" under the rules of The NASDAQ Stock Market, and an "outside director" pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee met seven times during fiscal 2008. For further information regarding the role of compensation consultants and management in setting executive compensation, see "Executive Compensation—Compensation Discussion and Analysis."

Communicating with the Board

Any stockholder who desires to contact the Board may do so electronically by sending an e-mail to the following address: bod@verisign.com. Alternatively, a stockholder may contact the Board by writing to: Board of Directors, VeriSign, Inc., 487 East Middlefield Road, Mountain View, California 94043-4047, Attention: Secretary. Communications received electronically or in writing are distributed to the Chairman of the Board or other members of the Board, as appropriate, depending on the facts and circumstances outlined in the communication received.

Legal Proceedings

On July 6, 2006, a stockholder derivative complaint (Parnes v. Bidzos, et al., and VeriSign) was filed against us in the U.S. District Court for the Northern District of California, as a nominal defendant, and certain of its current and former directors and executive officers related to certain historical stock option grants. The complaint seeks unspecified damages on behalf of us, constructive trust and other equitable relief. Two other derivative actions were filed, one in the U.S. District Court for the Northern District of California (Port Authority

v. Bidzos, et al., and VeriSign), and one in the Superior Court of the State of California, Santa Clara County (Port Authority v. Bidzos, et al., and VeriSign) on August 14, 2006. The state court derivative action is stayed pending resolution of the federal actions. The current directors and officers named in this state action are D. James Bidzos, William L. Chenevich, Roger H. Moore and Louis A. Simpson. The Company is named as a nominal defendant in these actions. The federal actions have been consolidated and plaintiffs filed a consolidated complaint on November 20, 2006. The current directors and officers named in this consolidated federal action are D. James Bidzos, William L. Chenevich, Roger H. Moore, Louis A. Simpson and Timothy Tomlinson. Motions to dismiss the consolidated federal court complaint were heard on May 23, 2007. Those motions were granted on September 14, 2007. On November 16, 2007, a second amended shareholder derivative complaint was filed in the federal action wherein we were again named as a nominal defendant. By stipulation and Court order, our obligation to respond to the second amended shareholder derivative complaint has been continued pending informal efforts by the parties to resolve the action.

On May 15, 2007, a putative class action (Mykityshyn v. Bidzos, et al., and VeriSign) was filed in Superior Court for the State of California, Santa Clara County, naming us and certain current and former officers and directors, alleging false representations and disclosure failures regarding certain historical stock option grants. The plaintiff purports to represent all individuals who owned our common stock between April 3, 2002, and August 9, 2006. The complaint seeks rescission of amendments to the 1998 and 2006 Option Plans and the cancellation of shares added to the 1998 Option Plan. The complaint also seeks to enjoin the Company from granting any stock options and from allowing the exercise of any currently outstanding options granted under the 1998 and 2006 Option Plans. The complaint seeks an unspecified amount of compensatory damages, costs and attorneys fees. The identical case was filed in the Superior Court for the State of California, Santa Clara County under a separate name (Pace. v. Bidzos, et al., and VeriSign) on June 19, 2007, and on October 3, 2007 (Mehdian v. Bidzos, et al.). On December 3, 2007, a consolidated complaint was filed in Superior Court for the State of California, Santa Clara County. The current directors and officers named in this consolidated class action are D. James Bidzos, William L. Chenevich, Roger H. Moore, Louis A. Simpson and Timothy Tomlinson. VeriSign and the individual defendants dispute all of these claims. Defendants' collective pleading challenges to the putative consolidated class action complaint were granted with leave to amend in August 2008. By stipulation and Court order, plaintiff's obligation to file an amended consolidated class action complaint has been continued pending informal efforts by the parties to resolve the action.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and other senior accounting officers. This code of ethics, titled "Code of Ethics for the Chief Executive Officer and Senior Financial Officers," is posted on our website along with our "Code of Ethics and Business Conduct" that applies to all officers and employees, including the aforementioned officers. The Internet address for our website is *www.verisign.com*, and the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" may be found from our main Web page by clicking first on "About VeriSign" and then on "Corporate Governance" under "Investor Relations," next on "Codes of Business Conduct" under "Corporate Governance," and finally on "Code of Ethics for the Chief Executive Officer and Senior Financial Officers." The "Code of Ethics and Business Conduct" applicable to all officers and employees can similarly be found on the Web page for "Codes of Business Conduct" under the link entitled "Code of Business Conduct."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" or, to the extent also applicable to the principal executive officer, principal financial officer, or other senior accounting officers, the "Code of Ethics and Business Conduct" by posting such information on our website, on the Web page found by clicking through to "Codes of Business Conduct" as specified above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2009 by:

- each current stockholder who is known to own beneficially more than 5% of our common stock;
- each current director;
- each of the Named Executive Officers (see the "Summary Compensation Table" elsewhere in this Proxy Statement); and
- all current directors and executive officers as a group.

The percentage ownership is based on 192,691,014 shares of common stock outstanding at February 28, 2009. Shares of common stock that are subject to options currently exercisable or exercisable within 60 days of February 28, 2009 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes following the table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

BENEFICIAL OWNERSHIP TABLE

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	**Number(1)**	**Percent(1)**
Greater Than 5% Stockholders		
T. Rowe Price Associates, Inc.(2) 100 East Pratt Street Baltimore, Maryland 21202	28,260,594	14.67%
FMR LLC(3) 82 Devonshire Street Boston, Massachusetts 02109	22,808,780	11.84%
Delaware Management Holdings(4) 2005 Market Street Philadelphia, Pennsylvania 19103	14,993,414	7.78%
Eton Park Fund, L.P.(5) Eton Park Master Fund, Ltd. 399 Park Avenue, 10th Floor New York, New York 10022	11,750,000	6.10%
Directors and Named Executive Officers		
D. James Bidzos(6)	208,033	*
William L. Chenevich(7)	107,973	*
Kathleen A. Cote(8)	10,923	*
Roger H. Moore(9)	107,015	*
John D. Roach(10)	30,954	*
Louis A. Simpson(11)	131,880	*
Timothy Tomlinson(12)	19,854	*
Albert E. Clement(13)	20,337	*
William A. Roper, Jr.(14)	79,455	*
Richard H. Goshorn(15)	59,018	*
Russell S. Lewis(16)	108,037	*
Brian G. Robins(17)	54,702	*
Kevin A. Werner(18)	41,054	*
All current directors and executive officers as a group (12 persons)(19)	885,069	*

---

* Less than 1% of VeriSign's outstanding common stock.

(1) The percentages are calculated using 192,691,014 outstanding shares of the Company's common stock on February 28, 2009 as adjusted pursuant to Rule 13d-3(d)(1)(i). Pursuant to Rule 13d-3(d)(1) of the Exchange Act, beneficial ownership information for each person also includes shares subject to options exercisable within 60 days of February 28, 2009, as applicable.

(2) Based on Schedule 13G filed on February 12, 2009 with the SEC by T. Rowe Price Associates, Inc., with respect to beneficial ownership of 28,260,594 shares. T. Rowe Price Associates, Inc. has sole voting power over 7,459,011 of these shares and sole dispositive power over 28,224,194 of these shares.

(3) Based on Schedule 13G filed on February 17, 2009 with the SEC by FMR LLC, with respect to beneficial ownership of 22,808,780 shares. FMR LLC has sole voting power over 185,863 of these shares and sole dispositive power over 22,808,780 of these shares.

(4) Based on Schedule 13G filed on February 6, 2009 with the SEC by Delaware Management Holdings with respect to beneficial ownership of 14,993,414 shares. Delaware Management Holdings and Delaware Management Business Trust each reported that it has sole voting power over 14,935,874 of these shares, shared voting power over 1,640 of these shares and sole dispositive power over 14,993,414 of these shares. Delaware Management Holdings and Delaware Management Business Trust are parties to an Agreement to File Joint Acquisition Statements, dated February 6, 2009. Lincoln National Corp. is the ultimate parent of Delaware Management Business Trust.

(5) Based on Schedule 13G/A filed on February 13, 2009 with the SEC: (i) Eton Park Fund, L.P. ("EP Fund") directly owns 3,760,000 shares (or 1.95% of the class), over which EP Fund has shared voting power and shared dispositive power; (ii) Eton Park Master Fund, Ltd. ("EP Master Fund") directly owns 7,990,000 shares (or 4.15% of the class), over which EP Master Fund has shared voting power and shared dispositive power; (iii) Eton Park Associates, L.P. ("EP Associates"), the general partner of EP Fund, has beneficial ownership of 3,760,000 shares (or 1.95% of the class) directly owned by EP Fund, over which EP Associates has shared voting power and shared dispositive power; (iv) Eton Park Capital Management, L.P. ("EP Management"), the investment advisor to EP Master Fund, has beneficial ownership of 7,990,000 shares (or 4.15% of the class) directly owned by EP Master Fund, over which EP Management has shared voting power and shared dispositive power; and (v) Eric M. Mindich ("Mindich") has beneficial ownership of 11,750,000 shares (or 6.10% of the class) directly owned by EP Fund and EP Master Fund, over which he has shared voting power and shared dispositive power. Eton Park Associates, L.L.C. serves as the general partner of EP Associates. Mr. Mindich is managing member of Eton Park Associates, L.L.C. EP Master Fund is a client of EP Management. Eton Park Capital Management, L.L.C. serves as the general partner of EP Management. Mr. Mindich is the managing member of Eton Park Capital Management, L.L.C. Mr. Mindich disclaims beneficial ownership of the shares reported on Schedule 13G/A other than the portion of such shares which relates to his individual economic interest in each of EP Fund and EP Master Fund.

(6) Includes 107,017 shares subject to options held directly by Mr. Bidzos. Mr. Bidzos is Executive Chairman of the Board and Chief Executive Officer on an interim basis.

(7) Includes 98,959 shares subject to options held directly by Mr. Chenevich.

(8) Includes 7,988 shares subject to options held directly by Ms. Cote.

(9) Includes 97,865 shares subject to options held directly by Mr. Moore.

(10) Includes 14,990 shares subject to options held directly by Mr. Roach.

(11) Includes 72,866 shares subject to options held directly by Mr. Simpson.

(12) Includes 4,864 shares held indirectly by the Tomlinson Family Trust, under which Mr. Tomlinson and his spouse are co-trustees. Includes 14,990 shares subject to options held directly by Mr. Tomlinson.

(13) Mr. Clement is our former Chief Financial Officer. Mr. Clement's employment with the Company ended on April 4, 2008.

(14) Mr. Roper is our former President and Chief Executive Officer, and was a member of the Board. Mr. Roper resigned from the Company and our Board on June 30, 2008.

(15) Includes 54,734 shares subject to options held directly by Mr. Goshorn.

(16) Includes 94,041 shares subject to options held directly by Mr. Lewis.

(17) Includes 44,758 shares subject to options held directly by Mr. Robins.

(18) Includes 5,000 shares held indirectly by the Werner Family Trust, under which Mr. Werner and his spouse are co-trustees. Includes 33,750 shares subject to options held directly by Mr. Werner.

(19) Includes the shares described in footnotes (6)-(18) and 5,626 shares beneficially held by one additional executive officer.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of VeriSign's common stock to file initial reports of ownership and reports of changes in ownership with the SEC and The NASDAQ Stock Market. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. We file Section 16(a) reports on behalf of our directors and executive officers to report their initial and subsequent changes in beneficial ownership of our common stock.

Based solely on a review of the reports we filed on behalf of our directors and executive officers, or written representations from reporting persons that all reportable transactions were reported, the Company believes that all Section 16(a) filing requirements applicable to our directors and executive officers were complied with for fiscal 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Summary

2008 continued to be a time of transition for VeriSign. We continued our strategy of focusing on our core businesses, which are Naming Services, SSL Certificate Services, and Identity and Authentication Services ("Core Business Units"), and made progress on our divestiture plan. However, sales of our non-core business units slowed due to the global economic conditions and the corresponding credit crunch. We experienced turnover in our executive ranks. On June 30, 2008, William A. Roper, Jr., our former President and Chief Executive Officer, resigned from the Company and D. James Bidzos was appointed Executive Chairman, President and Chief Executive Officer on an interim basis. Mr. Bidzos served in this capacity until January 14, 2009, when Mark D. McLaughlin was named President and Chief Operating Officer. Mr. McLaughlin previously held a number of key positions at VeriSign from 2000 to 2007. Mr. Bidzos continues to serve as Executive Chairman of the Board of Directors and Chief Executive Officer on an interim basis. Albert E. Clement, VeriSign's former Chief Financial Officer, left the Company on April 4, 2008, and Brian G. Robins, Senior Vice President, was named acting Chief Financial Officer at that time.

In the sections below, we describe our executive compensation program for 2008, including:

- The principles on which our executive compensation program was based.
- The process by which the Compensation Committee established and reviewed the executive compensation program.
- The elements that made up our executive compensation program, as well as detailed information on each individual element.

For 2008, our Named Executive Officers were:

1. D. James Bidzos, Executive Chairman and Chief Executive Officer on an interim basis;
2. Brian G. Robins, Senior Vice President, acting Chief Financial Officer;
3. Richard H. Goshorn, Senior Vice President, General Counsel and Secretary;
4. Russell S. Lewis, Executive Vice President, Strategy and Technical Operations; and
5. Kevin A. Werner, Senior Vice President, Corporate Development and Strategy.

In addition, the following senior executives who left the Company during 2008 are also considered to be Named Executive Officers for 2008 (all such persons, our "Named Executive Officers"):

1. William A. Roper, Jr., former President, Chief Executive Officer and a member of the Board of Directors; and
2. Albert E. Clement, former Senior Vice President and Chief Financial Officer.

Executive Compensation

Compensation Goals and Philosophy

The goal of our executive compensation program is to create long-term value for our stockholders. In order to achieve this goal, our executive compensation program seeks to attract and retain highly talented executives and to motivate them to achieve our business objectives and contribute to our long-term success.

Our executive officer compensation program is designed with the following principles in mind:

- Performance: a significant portion of each executive officer's total compensation should depend on the achievement of corporate objectives and the creation of stockholder value. Compensation should be

directly linked to measurable corporate and individual performance, and provide incentives for superior performance that will drive demonstrable business impact.

- Alignment: compensation should closely align the interests of our executive officers with the long-term interests of our stockholders.
- Retention: compensation should be competitive with that offered by other leading high technology companies we view as competitors for the employment of talented executives.

The Process for Setting Compensation

Role of the Compensation Committee: The Compensation Committee of our Board of Directors is ultimately responsible for the oversight of our compensation and benefit programs, and sets the policies governing compensation of our executive officers and our other employees. As part of this process, the Compensation Committee annually reviews and approves all elements of our executive compensation program (except health and welfare benefits provided to other full-time employees), including the annual incentive bonus program and long-term incentive compensation programs for our non-officer employees.

Compensation decisions are made by the Compensation Committee after reviewing the performance of the Company and each executive's performance during the year against established goals, current compensation arrangements, market trends, and the compensation history of the executive officer relative to other executives at VeriSign.

Role of Management: The Chief Executive Officer (the "CEO") annually reviews the performance of each executive officer (other than the CEO whose performance is ordinarily reviewed by the Chairman of the Board and the Compensation Committee) and makes a recommendation regarding the salary, incentive bonus and long-term incentive compensation for each executive officer (other than himself) based on his assessment of the performance of each individual. In 2008, because Mr. Bidzos assumed the CEO duties in mid-year, he did not receive a review. The CEO also takes an active part in the discussions at Compensation Committee meetings at which the compensation of executives who report to him directly, including the Named Executive Officers, is discussed. All decisions regarding the CEO's compensation are made by the Compensation Committee in executive session, without the CEO present.

Role of Compensation Consultant: Frederic W. Cook & Co. Inc. ("FW Cook"), a recognized compensation consulting firm, serves as the independent consultant to the Compensation Committee to assist it in evaluating and analyzing the Company's executive compensation program, principles and objectives, as well as the specific compensation and benefit design recommendations presented by the Company's executive management. FW Cook prepares a report relating to the CEO's and all other Named Executive Officers' compensation. The report provides comparative data with peer companies, a tally sheet detailing total target cash compensation, the value of long-term incentive grants, the total annual value of benefits, an estimate of leaving benefits if covered by a change-in-control, a salary history, and an analysis of built in gain on prior equity awards. FW Cook does not perform any other services for us other than its consulting services to the Compensation Committee.

In addition, Human Resources management retained Semler Brossy Consulting Group, an independent compensation consulting firm, to provide analysis, review and recommendation for the Company's long-term incentive strategy for its broad-based employee population below the Named Executive Officer level.

Benchmarking: We use a benchmarking process to help determine base salary, annual incentive bonus targets and long-term incentive compensation targets for our executive officers. We undertake an annual study of competitive compensation practices for executive officers at certain high technology companies that we view as our peers or as competitors for executive talent.

The Compensation Committee considers a number of factors when it establishes its total compensation program, which is comprised of base salary, annual incentive bonus and long-term incentives, for each Named Executive Officer. These factors include the executive's individual performance in the prior year relative to his peers, the executive's future potential with us, the scope of the executive's responsibilities and experience, and total compensation levels as compared to our compensation peer group. Other elements of compensation, including health and welfare benefits and severance and change-in-control payments and benefits are reviewed periodically by the Compensation Committee to ensure that our total compensation is competitive based on data obtained from various sources at the time of the review.

Our compensation peer group is principally made up of publicly-traded companies in the high technology sector which are business competitors and/or with which we compete for executive talent (the "Peer Group"). The Compensation Committee reviews the Peer Group annually and makes adjustments as necessary to ensure it continues to appropriately reflect the competitive market for key talent and includes companies similar to us in scope and complexity.

With the assistance of FW Cook, the Compensation Committee reviewed the Peer Group of companies VeriSign uses to benchmark its executive compensation programs and practices. For 2008, changes were made to the Peer Group that reflect a more geographically balanced group of companies (as compared to the 2007 Peer Group, which was heavily weighted towards Silicon Valley companies) but still appropriately in line with VeriSign's labor market competition, market capitalization, revenue and number of employees. Companies removed from the Peer Group for 2008 were Adobe Systems, BEA Systems (acquired by Oracle), Business Objects (acquired by SAP), Convergys, Electronic Arts, Juniper Networks and Network Appliance.

The fifteen companies listed below comprise the 2008 compensation Peer Group:

Affiliated Computer Services	Cadence Design Systems	Fiserv
Akamai Technologies	Computer Associates	Intuit
Alliance Data Systems	Citrix Systems	McAfee
Autodesk	Cognizant Tech	Salesforce.com
BMC Software	DST Systems	Total System Services

Range of Revenues and Market Cap for 2008 Peer Group

	Most Recent Four Quarters Revenue ($M)	12/31/2008 Market Cap ($M)
75th Percentile	$2,939.9	$5,267.8
Median	$2,025.3	$4,446.6
25th Percentile	$1,591.7	$2,911.0
VeriSign	$ 962.0	$3,702.0

The Compensation Committee also reviewed and considered cash compensation levels from the Radford Executive Survey using a high-technology cut with companies in the $1B—$3B revenue range.

Equity Award Practices

The Compensation Committee approves all equity awards to Section 16 executive officers, which include the Named Executive Officers, including annual award grants and any new hire, promotion and discretionary grants.

For all other employees, the Compensation Committee approves an aggregate equity pool and individual grant guidelines. The Committee has delegated the actual award determination for such employees to the Grant Committee established by the Board and comprised of one individual, Mr. D. James Bidzos, Executive Chairman and Chief Executive Officer on an interim basis. The Compensation Committee has determined that any such awards would be granted on the 15th of the month (or the next scheduled trading day if the 15th of the month falls on a non-trading date) following the approval by the Grant Committee.

Beginning with the 2009 fiscal year, the Company changed the timing of the administration of its annual equity award program for executive officers and other employees. The administration and allocation of annual equity awards was changed from August to February to align with the Company's regular performance management process, which occurs in the first quarter of the fiscal year. During this process, decisions regarding employee performance, salary merit increases and bonus awards are determined. Therefore, moving the timing of the annual equity award process helps support and reinforce our pay for performance objectives. The annual equity award grants are reviewed, approved and granted by the Compensation Committee at its regular meeting during the first quarter of each year, scheduled at least a year in advance.

Elements of Compensation Program

Base Salary: Base salary is the primary fixed component of our compensation program, and is intended to provide a guaranteed level of annual income to our executives. We believe that offering a competitive annual base salary that is not subject to risk for performance is vital in attracting and retaining our executives.

Base salaries of our executive officers are determined annually. Actual base salary levels are established based upon each executive officer's job responsibilities and experience, individual contributions and future potential. We benchmark against base salary and total compensation levels of executives from our Peer Group to help determine appropriate compensation levels for each executive officer. We also reference other compensation data and surveys relevant to establishing individual or programmatic changes. The Compensation Committee is mindful of the effects changes to base salary can have on other elements of our compensation program such as target bonus amounts and potential severance payments, and carefully considers these factors when setting or changing executive base salaries.

During the course of 2008, the Compensation Committee approved base salary adjustments for our Named Executive Officers. The Compensation Committee reviewed competitive benchmark data provided by FW Cook and recommendations from the CEO regarding each executive's individual performance. Based on this information, the Compensation Committee made adjustments to salary levels, which they believed provided appropriate incentives commensurate with the executive's performance and scope of responsibilities. The resulting salary levels were at the median of the Peer Group and survey data obtained from the Radford Executive Survey.

Name	Title	1/1/08 Salary Rate	Final 2008 Salary Rate
D. James Bidzos	Executive Chairman and Chief Executive Officer on an interim basis	n/a	$900,000
Brian G. Robins	Senior Vice President, acting Chief Financial Officer	$285,000	$300,000
Russell S. Lewis	Executive Vice President, Strategy and Technical Operations	$350,000	$400,000
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	$380,000	$390,000
Kevin A. Werner	Senior Vice President, Corporate Development and Strategy	$350,000	$375,000
William A. Roper, Jr.	Former President, Chief Executive Officer and Director	$750,000	$800,000
Albert E. Clement	Former Chief Financial Officer	$375,000	$375,000

The salary rate for Mr. Bidzos reflects his base salary when he was appointed Executive Chairman, President and Chief Executive Officer on an interim basis on June 30, 2008. Messrs. Robins, Lewis, Goshorn and Werner received salary rate changes effective January 26, 2008 coinciding with VeriSign's annual performance management and salary review process. Mr. Roper's salary increase change was also effective January 26, 2008. Mr. Clement did not receive a salary increase in 2008.

Effective March 7, 2009, Mr. Robins received a salary increase to $320,000. Mr. Goshorn received a salary increase to $400,000 and no other Named Executive Officer received a salary increase.

Annual Incentive Bonus: We have established the VeriSign Performance Plan ("VPP"), an annual cash bonus plan that is designed to reward members of the executive team and other employees for their contributions in helping us achieve financial, operating, and other goals. The plan provides participants with the opportunity to earn an annual cash bonus based on our performance compared against pre-established financial, individual, or strategic goals. Target bonus levels for our executive officers are established in part by reference to bonus levels of executives in our Peer Group as determined by our benchmarking analysis. VeriSign's bonus targets in 2008 for its Named Executive Officers approximate the market median as compared to its Peer Group and survey information obtained from the Radford Executive Benchmark Survey.

In 2008, the VPP had two performance measures for its executive officers: (i) non-GAAP operating income from Core Business Units weighted at ninety percent (90%) and (ii) a strategic goal to substantially complete the divestiture program weighted at ten percent (10%). The Compensation Committee believed that this was an appropriate weighting for the goals to incentivize management to focus on the Company's continuing core business operations and make progress on its plan to divest non-core businesses.

Non-GAAP operating income from Core Business Units excluded the following items which are included under GAAP operating income: gain or loss on the sale of a subsidiary, unrealized gain on Jamba JV call option, amortization of intangible assets, impairment of good will, acquired in-process R&D, stock-based compensation, severance payments, non-recurring legal and divestiture costs, legal settlements, restructuring, impairments and other charges (reversals), net gain or loss on the sale or impairment of investments, realized and unrealized gains and losses on embedded derivatives, discontinued operations held for sale, abandonment or downsizing of excess facilities, disposal of property, plant equipment and other assets, termination of contract obligations with no future benefit and write off/down of adverse purchase commitments. The non-GAAP performance measure is used because we believe it presents a clearer picture of the Company's core operation and is not considered a substitution for results prepared in accordance with GAAP.

The strategic goal to substantially complete the divestiture program would have been deemed as substantially complete upon divesting two out of three large business units targeted for divestiture, plus more than half of the small business units targeted for divestiture, or any combination of completed divestitures where the aggregate sales proceeds would meet a minimum threshold as set by the Committee.

These goals represented a change from 2007, when the performance measures were consolidated Company non-GAAP operating income and GAAP operating cash flow, with each goal being equally weighted. The Compensation Committee changed these goals for 2008 to align the performance measures with the Company's strategic plan to focus on its Core Business Units and make progress on the divestiture plan. The goals for 2008 were reviewed by the Compensation Committee in February 2008 and approved in March 2008.

For the 2008 VPP bonuses for executives, the Compensation Committee established target levels of performance for each metric, equal to $281.7M for non-GAAP operating income and substantial completion of the divestiture program. Actual funding for payouts would be determined based on the level of achievement of each goal of the approved performance measures. The non-GAAP operating income goal from Core Business Units would be weighted at 90% of the total bonus pool. This portion would be funded when actual results met a threshold level of achievement greater than 90% of the established non-GAAP operating income target of

$281.7M. Achievement at 150% of the aforementioned target could result in a maximum payment of 290% of each executive's target bonus with respect to this goal. The strategic goal to substantially complete the divestitures would be funded at 10% for the total bonus plan and would only be paid if the goal were achieved and there would be no partial credit or overachievement funding.

For 2008, the Compensation Committee determined that we achieved 112.4%, or $316.6M of the non-GAAP operating income from Core Business Units, resulting in a funding multiplier of 154.5%. This multiplier, weighted at 90%, achieved a funding level of 139% for this goal, based on the schedule approved by the Compensation Committee. The strategic goal to substantially complete the divestiture program was not achieved and therefore not funded.

Bonus targets for the Named Executive Officers and their corresponding bonus payments under the 2008 VPP as approved by the Compensation Committee at its meeting held on February 23, 2009, subject to final financial statement certification (which occurred on March 3, 2009), are provided in the table below.

Name	Title	Bonus Target as a % of Final 2008 Base Salary	Final 2008 Bonus Payment (Actual Bonus Paid as a % of Base Salary)
D. James Bidzos	Executive Chairman and Chief Executive Officer, on an interim basis	Mr. Bidzos was not eligible for a bonus	n/a
Brian G. Robins	Senior Vice President, acting Chief Financial Officer	50%	$208,500 (69.5%)
Russell S. Lewis	Executive Vice President, Strategy and Technical Operations	60%	$333,600 (83.4%)
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	60%	$325,260 (83.4%)
Kevin A. Werner	Senior Vice President, Corporate Development and Strategy	60%	$312,750 (83.4%)
William A. Roper, Jr.	Former President, Chief Executive Officer and Director	n/a	n/a
Albert E. Clement	Former Chief Financial Officer	n/a	n/a

Bonuses to executives are pro-rated from the date of hire or from assignment to an executive officer position, or, in the case of former executives, pursuant to their severance arrangement, if applicable. In determining the final bonus payments, the Compensation Committee took into account the performance results against the performance measures established under the VPP and assessment of the individual performance of each of the executives.

Discretionary Bonus: In December 2008, the Compensation Committee approved a special discretionary bonus for Mr. Robins, in the amount of fifty-six thousand dollars ($56,000). This bonus was granted in recognition of Mr. Robins's contribution and service to the Company as acting Chief Financial Officer. In addition, the Compensation Committee approved a special discretionary bonus in the amount of one hundred thousand dollars ($100,000) for Mr. Robins at its February 23, 2009 meeting. This bonus was granted in recognition of Mr. Robin's performance during 2008 in his role of acting Chief Financial Officer of the Company.

All Other Compensation: A payment in the amount of $161,886 was made to Mr. Clement in January 2008 in connection with his election as of December 31, 2007 to adjust the exercise price of certain stock options subject to 409A of the Code.

Long-term Incentive Compensation: Equity-based grants are an important element of our total compensation program with the goal to align interests of Named Executive Officers with those of our stockholders and to provide each Named Executive Officer with an incentive to manage VeriSign from the perspective of an owner with an equity stake in the business. Long-term incentive award amounts are established based upon each Named Executive Officer's job responsibilities and experience, individual contributions and future potential and the value of existing vested and unvested outstanding equity awards. The Compensation Committee references long-term incentive award levels of executives at Peer Group companies and benchmark data provided by FW Cook and the Radford Executive Survey.

In 2008, equity awards were granted during the annual equity program grant process conducted in August 2008. In addition, discretionary equity awards were granted to some Named Executive Officers and other senior executives in recognition of performance and to provide additional long-term retention incentive. For the 2008 annual equity awards, 50% of the total award value was granted in the form of non-qualified stock options and 50% of the total award value was granted in the form of restricted stock units ("RSUs"). The Compensation Committee believed the mix between stock options and RSUs was appropriate as stock options would only have value if VeriSign's share price increases over the option term and RSUs would promote retention and increase share ownership among executives. This is a change from 2007, when 50% of the total award value was granted in the form of performance-based RSUs. The Compensation Committee did not grant performance-based RSUs to executives in 2008 in light of the change in the senior leadership and the ongoing effort to divest non-core business units. However, the Compensation Committee intends to consider performance-based awards in the future.

The stock options were granted with an exercise price equal to fair market value at the date of grant and vest over a four-year period, with 25% of the option shares vesting on the first anniversary of the grant and the remaining option shares vesting ratably each quarter thereafter until fully vested. The RSUs vest over a four-year period, with 25% vesting on each anniversary of the grant date until fully vested. Subject to limited exceptions, unvested awards are forfeited upon termination of employment.

Stock options and restricted stock units were granted on August 4, 2008 at the regularly scheduled Compensation Committee meeting. The grant price for stock options was $32.28 which was the closing price per share of VeriSign's common stock on the NASDAQ Global Select Market on August 4, 2008. The table below details the equity grants awarded to Named Executive Officers on August 4, 2008, excluding Mr. Bidzos whose equity grants are discussed in the section titled CEO Compensation.

Name	Title	Number of Stock Options Granted August 4, 2008	Number of Restricted Stock Units Granted August 4, 2008
Brian G. Robins	Acting Chief Financial Officer	25,000	10,000
Russell S. Lewis	Executive Vice President, Strategy and Technical Operations	25,000	10,000
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	20,000	8,000
Kevin A. Werner	Senior Vice President, Corporate Development	25,000	10,000

The Compensation Committee also granted the Named Executive Officers and other senior executives special discretionary equity awards during the course of the year. At its meeting on February 19, 2008, the Compensation Committee approved grants of restricted stock units to the following Named Executive Officers:

Mr. Lewis, a grant of 20,000 RSUs; Mr. Goshorn, a grant of 10,000 RSUs; Mr. Werner, a grant of 10,000 RSUs; and Mr. Clement, a grant of 10,000 RSUs. In addition, on February 19, 2008, the Compensation Committee approved an RSU grant for Mr. Robins of 7,000 RSUs effective March 14, 2008. These discretionary RSUs vest as to one-third of the award on each of the second, third and fourth anniversaries of the grant date. The Compensation Committee made these discretionary grants for retention purposes in light of its assessment of the competitive market for senior employees and the Company's ongoing divestiture of non-core business units.

Mr. Lewis received a grant of 25,000 RSUs effective November 3, 2008 in recognition of his promotion to Executive Vice President, Strategy and Technical Operations. These RSUs vest over a four-year period with 25% vesting on each anniversary of the grant date until fully vested.

The Compensation Committee believes that both stock options and RSUs accomplish our goal of linking executive compensation to increases in stockholder value and provide retention incentive. Stock options only have value to the recipient if the Company's share price increases from the date of grant. RSUs provide immediate retention value to our executives in addition to providing a strong incentive to increase the Company's share price and consequently the value of the shares received upon vesting.

CEO Compensation: Mr. Bidzos was named Executive Chairman and President and Chief Executive Officer on an interim basis on June 30, 2008, replacing Mr. Roper who resigned from the Company and the Board on June 30, 2008. At its meeting on August 4, 2008, following a market review and analysis of CEO pay as prepared by FW Cook, the Compensation Committee approved the compensation package for Mr. Bidzos.

Mr. Bidzos's base salary was established at $900,000 per year. His base salary was guaranteed for a six month period and will end upon the appointment of a new Chief Executive Officer. The base salary was paid retroactively to June 30, 2008, the effective date of his appointment as Executive Chairman and President and Chief Executive Officer on an interim basis. It was also determined that Mr. Bidzos would not participate in the annual cash bonus plan, the VeriSign Performance Plan, since the equity component of Mr. Bidzos's package, as discussed below, would vest over a period of one year. Mr. Bidzos's compensation was determined after FW Cook's completion of a competitive review of annual direct CEO compensation at Peer Group companies, a review of general industry companies that appointed a non-employee director to serve as interim CEO and a review of Executive Chairman compensation among Nasdaq 100 companies where a separate CEO is also employed. Mr. Bidzos's base salary compensation was set at the median of Peer Group companies.

The equity component of Mr. Bidzos's compensation package consists of a grant of 123,915 RSUs which vests and is settled in shares of the Company's common stock in four equal installments on November 4, 2008, February 4, 2009, May 4, 2009 and August 4, 2009, regardless of whether Mr. Bidzos's service as Chief Executive Officer continues for the full one-year vesting period. Mr. Bidzos's RSUs had a value of $4,000,000 on the grant date, calculated by taking the closing price of the Company's common stock on August 4, 2008 ($32.28) times the number of restricted stock units granted (123,915). Mr. Bidzos's equity award was determined to approximate the median among Peer Group CEOs.

Mr. Roper resigned from the Company on June 30, 2008. In return for signing a general release and waiver of claims, the vesting and exercisability of Mr. Roper's unvested sign-on stock option of 158,227 shares, which was granted on August 7, 2007 at an exercise price of $29.63 per share, accelerated in full and the vesting of Mr. Roper's unvested sign-on restricted stock unit award to acquire 110,375 shares of the Company's common stock was accelerated in full. In return for signing a release and waiver of age discrimination claims, the vesting and exercisability of Mr. Roper's unvested stock option of 210,970 shares, which was granted on August 7, 2007 at an exercise price of $29.63 per share, accelerated in full and the vesting of one third of Mr. Roper's unvested restricted stock unit award, which was granted on August 7, 2007 to acquire 88,300 shares of the Company's common stock was accelerated in full and the balance was forfeited.

Benefits: Executive officers are eligible to participate in the same health and welfare benefits provided generally to all other employees, at the same general premium rates charged to such employees. The benefits include medical, dental and vision insurance and other health benefits, group life insurance, short and long-term disability, fitness club reimbursement up to $390 per year, paid time off, an employee stock purchase plan, and a tax-qualified 401(k) salary deferral plan.

Other than those benefits described above, we provide no additional or supplemental benefits, such as a company automobile, country club memberships, deferred compensation programs, or retirement benefits, to our executive officers.

Total Compensation: We believe we are fulfilling our compensation objectives and rewarding executive officers in a manner that is consistent with our pay-for-performance philosophy. Executive compensation is tied directly to our performance and is structured to ensure that there is an appropriate balance between our long-term and short-term performance and between our operational performance and stockholder value. For the Named Executive Officers as of the end of 2008 (excluding Mr. Bidzos, Chief Executive Officer on an interim basis, whose compensation package is detailed in CEO Compensation above), the aggregate total compensation mix represented 19% base salaries, 17% annual actual cash bonuses and 64% long-term incentives based on grant date fair value.

Stock Retention Policy

The Board believes that the Company's executive officers and members of the Board should retain long-term ownership of common stock of the Company received as incentive compensation to further align their interests with the long-term interests of the Company's stockholders. To further that goal, the Compensation Committee adopted a Stock Retention Policy, which will replace the Company's current Stock Ownership Guidelines, effective as of August 1, 2009 (the "Effective Date"). The Stock Retention Policy applies to each of the Company's executive officers who are subject to the provisions of Section 16 of the Exchange Act (the "Officers") and the Board members as of the Effective Date and to each individual who becomes an Officer or member of the Board after the Effective Date. The Stock Retention Policy applies to all equity compensation awards outstanding as of the Effective Date under any of the Company's equity plans and all future equity compensation awards granted under any Company equity plan. With respect to any individual who becomes an Officer or director after the Effective Date, the Stock Retention Policy applies to all equity compensation awards held by such individual on the date he or she becomes an Officer or member of the Board and to all equity compensation awards received thereafter. The term "equity compensation awards" includes stock options (excluding options under VeriSign's employee stock purchase plans), stock appreciation rights, restricted and unrestricted stock awards, restricted and unrestricted stock units, performance shares, performance units, or any other stock-based incentive awards that are granted by the Company for compensatory purposes. Each Officer and member of the Board will be required to retain, until the date that is six months after the Officer's or member of the Board's service with the Company and its subsidiaries ceases for any reason, direct or indirect ownership of 50% of any Net Shares of Company common stock issued on or after August 1, 2009, to or on behalf of the Officer or member of the Board pursuant to each equity compensation award. "Net Shares" means the number of issued shares of Company common stock remaining upon the exercise or settlement of an equity compensation award after shares are sold or netted to pay the exercise price, and applicable taxes, as such amount is determined by the Company under the rules of administration approved by the Compensation Committee. The Compensation Committee reserves the right to modify or terminate the Stock Retention Policy at any time if it determines in its sole discretion that such action would be in the best interests of the Company. The Stock Retention Policy can be found on our Website at *http://investor.verisign.com/governance.cfm*.

Because we grant stock-based incentives in order to align the interests of our employees with those of our stockholders, our Securities Trading Policy forbids executive officers and other employees from buying or selling derivative securities related to VeriSign common stock, such as puts or calls on VeriSign common stock, since derivative securities may diminish the alignment of incentives that we seek to foster between our

employees and our stockholders. Company-issued stock options and RSUs are not transferable during the executive officer's life, other than certain gifts to family members (or trusts, partnerships, or similar entities that benefit family members).

Severance Agreements

We do not have a formal severance program for our executive officers, all of whom are at-will employees. We generally do not enter into employment agreements with our executive officers and employment offers generally do not provide for severance or other benefits following termination. The Compensation Committee will consider, when appropriate, providing a severance package to attract a potential executive officer or in connection with an executive officer's departure from the Company.

Change-in-Control and Retention Agreements

We have entered into Change-in-Control and Retention Agreements with our executive officers, including the Named Executive Officers, except D. James Bidzos, Executive Chairman and Chief Executive Officer on an interim basis, and Brian G. Robins, acting Chief Financial Officer. The agreements provide for certain severance benefits in the event an executive's employment is terminated in connection with a change in control of the Company. All of these agreements are "double trigger" agreements meaning that executives will only be eligible for benefits under the agreements if both (i) a change in control of the Company occurs and (ii) within twenty-four months of the change-in-control the executive's employment is terminated by the Company without cause (or by the executive for good reason) in connection with the change-in-control. The Compensation Committee believes that the Change-in-Control and Retention Agreements are necessary to attract and retain highly qualified executives and to neutralize the personal interests of our executives in light of any potential beneficial corporate transaction. The Compensation Committee determined the Change-in-Control and Retention Agreements were reasonable when compared to practices among the companies in our Peer Group.

On October 14, 2008, the Compensation Committee approved an amendment to the grant of RSUs made to D. James Bidzos in his capacity as the Company's Executive Chairman, President and Chief Executive Officer on an interim basis, on August 4, 2008. This provided for a single-trigger acceleration consistent with the same treatment provided for directors' RSUs. The amendment provides for an acceleration of all unvested and outstanding RSUs under such grant in full immediately prior to the occurrence of a change-in-control of the Company. The definition of "change-in-control" is identical to that found in the Change-in-Control and Retention Agreements. In addition, the amendment to provide equity acceleration to Mr. Bidzos is in keeping with the fact that we provide equity acceleration provisions to other executive officers of the Company.

Separation Agreements with Former Executives

The employment of several of our senior executives was terminated in 2008, and we entered into separation agreements with some of these executives. The separation agreements generally provide for severance payments and in some cases, equity award vesting acceleration. Detailed descriptions of these separation agreements and related severance payments can be found in the narrative that follows the Grants of Plan-Based Awards for Fiscal 2008 table and the section, "Certain Relationships and Related Transactions," found elsewhere in this Proxy Statement.

Tax Treatment of Executive Compensation

In determining the amount and form of compensation paid each year to our executive officers, we take into account the tax treatment of such compensation.

Section 162(m) of the Code limits the federal income tax deduction for compensation paid to certain Named Executive Officers, other than the Company's chief financial officer and executive officers who left prior to the

end of the year, to $1,000,000 per year for public companies, unless the compensation is performance-based. Our executive compensation is structured to maximize the amount of compensation expense that is deductible by the Company when, in its judgment, it is appropriate and in the interest of the Company and its stockholders. The deductibility of an executive officer's compensation can depend upon the timing of the executive officer's vesting or exercise of previously granted rights, as well as other factors beyond the Company's control. Therefore an executive officer's compensation is not necessarily limited to that which is deductible under Section 162(m). The Compensation Committee may approve payment of compensation that exceeds the deductibility limitation under Section 162(m) in order to meet compensation objectives or if it determines that doing so is otherwise in the interest of our stockholders. Certain RSUs granted in fiscal 2008 and bonuses awarded for services rendered in 2008 are not performance based and therefore are not exempt from the limitation of deductibility under Section 162(m).

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on the review and discussions, the Compensation Committee recommended to the Board, and the Board has approved, that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is submitted by the Compensation Committee

Louis A. Simpson (Chairperson)
Timothy Tomlinson

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Louis A. Simpson and Timothy Tomlinson. During 2008, D. James Bidzos and Michelle Guthrie also served on the Compensation Committee. All of the members of the Compensation Committee during 2008 were independent directors during the time period they served on the Compensation Committee, and none of the members of the Compensation Committee during 2008 were employees or officers or former officers of VeriSign, with the exception of Mr. Bidzos who served as Chief Executive Officer of the Company from April 1995 until July 1995, as Executive Chairman, President and Chief Executive Officer on an interim basis from June 2008 until January 2009, and as Executive Chairman and Chief Executive Officer on an interim basis since January 2009. Mr. Bidzos resigned from the Compensation Committee on February 19, 2008. Ms. Guthrie resigned from the Compensation Committee on January 30, 2008. No executive officer of VeriSign has served on the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) or the board of directors of another entity, one of whose executive officers served as a member of the Compensation Committee of VeriSign during 2008; no executive officer of VeriSign has served on the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of the Board during 2008.

Summary Compensation Table

The following table sets forth certain summary information concerning the compensation received by our principal executive officer and principal financial officer as of the end of fiscal 2008, the three other most highly compensated executive officers as of the end of fiscal 2008, and our former principal executive officer and former principal financial officer who served the Company for a portion of fiscal 2008. We refer to these executive officers and former executive officers as our "Named Executive Officers."

SUMMARY COMPENSATION TABLE

Named Executive Officer and Principal Position	Year	Salary (1)	Bonus	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
D. James Bidzos(5) .... Executive Chairman and Chief Executive Officer on an Interim Basis	2008	$415,385	$ —	$1,725,863	$ 131,068	$ —	$77,338(6)	$2,349,654
William A. Roper, Jr.(7) .... Former President and Chief Executive Officer	2008	475,458	—	4,320,269	1,637,735	—	8,151	6,441,615
	2007	450,000	—	744,064	585,463	405,000	117,169(8)	2,301,696
Brian G. Robins(9) .... Senior Vice President and Acting Chief Financial Officer	2008	287,293	56,000(10)	312,986	324,913	208,500	7,865	1,197,557
Albert E. Clement(11) .... Former Chief Financial Officer	2008	137,019	—	(196,946)	(41,057)	—	169,005(12)	68,021
	2007	336,692	101,610(13)	231,356	424,811	134,000	20,954(14)	1,249,423
Richard H. Goshorn .... Senior Vice President, General Counsel and Secretary	2008	374,231	—	375,130	339,444	325,260	2,173	1,416,238
Russell S. Lewis .... Executive Vice President, Strategy and Technical Operations	2008	380,769	—	585,668	254,757	333,600	9,795	1,564,589
Kevin A. Werner .... Senior Vice President, Corporate Development and Strategy	2008	358,654	—	458,665	290,834	312,750	8,256	1,429,159

(1) Includes, where applicable, amounts electively deferred by each Named Executive Officer under our 401(k) Plan.

(2) Stock Awards consist of RSUs granted in 2008 and 2007 and performance-based RSUs granted in 2007. Amounts shown represent compensation expense recognized in fiscal 2008 for financial statement reporting purposes for the applicable awards granted in fiscal 2008 and in prior years pursuant to FAS 123R, disregarding the estimate of forfeitures related to service-based vesting conditions. The assumptions used to calculate the value of awards for fiscal 2008 are set forth in Note 13, "Employee Benefits and Stock-Based Compensation," of our Notes to Consolidated Financial Statements in the Annual Report, and the assumptions used to calculate the value of awards in prior years are set forth in the Notes to Consolidated Financial Statements in the Annual Reports on Form 10-K for the corresponding years. For Mr. Bidzos, includes compensation expense recognized in fiscal 2008 for financial statement reporting purposes for the Stock Awards of $106,294 and Option Awards of $131,068 granted to Mr. Bidzos for serving as a non-employee director in prior years.

(3) Amounts shown are for non-equity incentive plan compensation earned during the year indicated, but paid in the following year.

(4) Except as otherwise indicated, amounts in "All Other Compensation" for fiscal 2008 and fiscal 2007 include, where applicable, matching contributions made by the Company to the VeriSign 401(k) Plan, health club fee reimbursements, term life insurance payments and certain other compensation not required to be identified under the SEC rules.

(5) Mr. Bidzos served as Non-Executive Chairman of the Board until June 30, 2008, at which time he was appointed Executive Chairman, President and Chief Executive Officer on an interim basis. Since January 14, 2009, Mr. Bidzos has served as Executive Chairman and Chief Executive Officer on an interim basis.

(6) Includes cash compensation of $76,154 for services as a non-employee director from January 1, 2008 to June 30, 2008 and $350 payment made for waiver of medical coverage.

(7) Mr. Roper resigned from the Company on June 30, 2008. Amounts shown under "Stock Awards" and "Option Awards" reflect both the recognition of compensation expense upon acceleration of certain Awards of $4,241,689 and $1,154,310, respectively, and the reversal of compensation expense upon forfeiture of certain Awards of $306,526 disclosed previously, in connection with his resignation from the Company.

(8) Includes cash compensation of $58,250 for services as a non-employee director from January 1, 2007 to May 26, 2007. Also includes an estimated compensation expense of $56,702 recognized in fiscal 2007 for financial statement reporting purposes for the applicable awards granted in fiscal 2007 and in prior years pursuant to FAS 123R, disregarding expenses previously recognized with respect to forfeited awards.

(9) Mr. Robins was appointed acting Chief Financial Officer on April 4, 2008.

(10) Represents a discretionary bonus paid in fiscal 2008.

(11) Mr. Clement's employment with the Company ended on April 4, 2008. Amounts shown under "Stock Awards" and "Option Awards" reflect the reversal of expenses of $196,946 and $74,411, respectively, disclosed previously with respect to equity awards forfeited by Mr. Clement upon his departure from the Company.

(12) Includes payment (on a fully grossed-up basis) of $161,886 for the estimated amount of tax and interest incurred as a result of the exercise in fiscal 2007 of certain options subject to Section 409A of the Code.

(13) Includes discretionary bonus of $100,740 paid in fiscal 2007 and interest paid on contribution refunded to Mr. Clement in February 2007 as a participant in the Company's 1998 Employee Stock Purchase Plan.

(14) Includes payment (on a fully grossed-up basis) for the estimated amount of tax and interest incurred as a result of the exercise in fiscal 2006 of certain options subject to Section 409A of the Code.

Grants of Plan-Based Awards for Fiscal 2008

The following table shows all plan-based awards granted to the Named Executive Officers during fiscal 2008 under the VPP and 2006 Equity Incentive Plan.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2008(1)

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (#)						
Named Executive Officer	**Grant Date**	**Threshold**	**Target**	**Maximum**	**Threshold**	**Target**	**Maximum**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**All Other Option Awards: Number of Securities Underlying Options (#)**	**Exercise or Base Price of Option Awards ($/Sh)**	**Grant Date Fair Value of Stock and Option Awards ($)**
D. James Bidzos	08/04/2008	—	—	—	—	—	—	123,915	—	—	3,999,976
William A. Roper, Jr.(2)	—	—	—	—	—	—	—	—	—	—	—
Brian G. Robins	03/14/2008	—	—	—	—	—	—	7,000	—	—	230,370
	08/04/2008	—	—	—	—	—	—		25,000	32.28	289,138
	08/04/2008	—	—	—	—	—	—	10,000	—	—	322,800
			150,000	450,000							
Albert E. Clement(3)	02/19/2008	—	—	—	—	—	—	10,000	—	—	363,800
Richard H. Goshorn	02/19/2008	—	—	—	—	—	—	10,000	—	—	363,800
	08/04/2008	—	—	—	—	—	—		20,000	32.28	231,310
	08/04/2008	—	—	—	—	—	—	8,000	—	—	258,240
			234,000	702,000							
Russell S. Lewis	02/19/2008	—	—	—	—	—	—	20,000	—	—	727,600
	08/04/2008	—	—	—	—	—	—		25,000	32.28	289,138
	08/04/2008	—	—	—	—	—	—	10,000	—	—	322,800
	11/04/2008	—	—	—	—	—	—	25,000	—	—	558,250
			240,000	720,000							
Kevin A. Werner	02/19/2008	—	—	—	—	—	—	10,000	—	—	363,800
	08/04/2008	—	—	—	—	—	—		25,000	32.28	289,138
	08/04/2008	—	—	—	—	—	—	10,000	—	—	322,800
			225,000	675,000							

(1) Named Executive Officers are generally awarded an annual incentive cash bonus and long-term incentive compensation as described in "Compensation Discussion and Analysis" elsewhere in this Proxy Statement.

(2) Mr. Roper resigned from the Company on June 30, 2008.

(3) Mr. Clement's employment with the Company ended on April 4, 2008.

The Company generally does not enter into employment agreements with its executive officers, each of whom may be terminated at any time at the discretion of the Board. On August 20, 2008, the Company entered into an employment agreement with D. James Bidzos, Executive Chairman, President and Chief Executive Officer on an

interim basis. The Company entered into change-in-control agreements with each of its executive officers, including the Named Executive Officers except D. James Bidzos, Executive Chairman and Chief Executive Officer on an interim basis, and Brian G. Robins, acting Chief Financial Officer. On October 14, 2008, the Compensation Committee approved an amendment to the grant of RSUs made to D. James Bidzos in his capacity as the Company's Executive Chairman, President and Chief Executive Officer on an interim basis, on August 4, 2008. This provided for a single-trigger acceleration consistent with the same treatment provided for directors' RSUs. The amendment provides for an acceleration of all unvested and outstanding RSUs under such grant in full immediately prior to the occurrence of a change-in-control of the Company. The definition of "change-in-control" is identical to that found in the Change-in-Control and Retention Agreements. In addition, the amendment to provide equity acceleration to Mr. Bidzos is in keeping with the fact that we provide equity acceleration provisions to other executive officers of the Company.

Stock options are granted at an exercise price not less than 100% of the fair market value of VeriSign's common stock on the date of grant and have a term of not greater than seven years from the date of grant. Stock options listed above vest as to 25% of the granted option on the first anniversary of the date of grant and ratably thereafter over the following 12 quarters. An RSU is an award covering a number of shares of VeriSign common stock that may be settled in cash or by issuance of those shares on a one-for-one basis. RSUs granted to certain executive officers on February 19, 2008 vest in three installments, with one-third of the granted RSUs vesting on the second anniversary of the date of grant and thereafter as to one-third of the granted RSUs on each anniversary of the date of grant. RSUs granted to Mr. Bidzos on August 4, 2008 vest quarterly over a one year period from the date of grant, regardless of whether Mr. Bidzos's service as Chief Executive Officer on an interim basis continues for the full one year vesting period. All other RSUs listed above vest in four installments with 25% of the granted RSUs vesting on each anniversary of the date of grant over four years.

Severance Arrangement with Mr. Roper. VeriSign and William A. Roper, Jr., our former President and Chief Executive Officer, entered into (i) a Settlement Agreement and General Release effective as of June 30, 2008 (the "Roper Settlement Agreement"); and (ii) a Release and Waiver of Age Discrimination Claims (the "ADEA Release") effective as of June 30, 2008. Pursuant to the terms of the Roper Settlement Agreement, Mr. Roper and VeriSign agreed to terminate the Executive Employment Agreement between them dated November 26, 2007 (the "Roper Employment Agreement"), and all other employment-related agreements, with the exception of the agreement related to assignment of inventions, non-disclosure of VeriSign information, and non-solicitation of employees, which remains in effect. Pursuant to the Roper Settlement Agreement, the vesting and exercisibility of then-unvested shares of all Sign-On Options and the vesting of then-unvested shares of all Sign-On Restricted Stock Unit Awards (each as defined in the Roper Settlement Agreement) granted to Mr. Roper under the Roper Employment Agreement accelerated in full. In return, Mr. Roper executed a release in favor of VeriSign from any known or unknown claims. Pursuant to the terms of the ADEA Release, in return for Mr. Roper's waiver of all age discrimination claims against VeriSign without revocation (i) all First-Year Options (as defined in the ADEA Release) granted under the Roper Employment Agreement that would otherwise have vested had Mr. Roper remained employed through August 8, 2008 were accelerated, and (ii) one-third of the First-Year RSU Awards (as defined in the ADEA Release) granted under the Employment Agreement were accelerated, and the balance was forfeited.

Please refer to "Compensation Discussion and Analysis" elsewhere in this Proxy Statement for more information concerning our compensation practices and policies for executive officers.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table shows all outstanding equity awards held by the Named Executive Officers at the end of fiscal 2008 granted under the 1998 Equity Incentive Plan, the 1998 Director Stock Option Plan and the 2006 Equity Incentive Plan.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

		Option Awards				Stock Awards			
Named Executive Officer	Grant Date	Number of Securities Underlying Unexercised Option Exercisable	Number of Securities Underlying Unexercised Option Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1)
D. James Bidzos	07/23/1999	30,000		$ 41.19	07/23/2009				
	07/24/2000	7,500		$184.63	07/24/2010				
	01/26/2001	5,000		$ 76.25	01/26/2011				
	07/26/2001	12,500		$ 47.17	07/26/2011				
	07/25/2002	3,125		$ 6.70	07/25/2012				
	08/07/2007	10,548		$ 29.63	08/07/2014				
	07/25/2003	6,250		$ 12.88	07/25/2013				
	08/01/2006	9,900(2)	7,700	$ 17.94	08/01/2013				
	07/25/2005	12,500(3)		$ 25.99	07/25/2015				
	07/26/2004	9,375		$ 16.90	07/26/2014				
	08/01/2006					3,050(4)	$ 58,194		
	08/04/2008					92,936(5)	$1,773,219		
William A. Roper, Jr.	11/21/2003	25,000		$ 15.41	11/21/2013				
	11/22/2004	12,500		$ 31.71	11/22/2014				
	11/21/2005	7,813(6)		$ 23.28	11/21/2015				
Brian G. Robins	02/15/2007	15,000(2)	45,000	$ 26.19	02/15/2014				
	02/28/2007	2,188(2)	2,812	$ 25.30	02/28/2014				
	08/07/2007	6,609(2)	14,539	$ 29.63	08/07/2014				
	08/07/2007	1,101(2)	2,424	$ 29.63	08/07/2014				
	08/15/2007	10,838(2)	23,842	$ 29.51	08/15/2014				
	08/04/2008		25,000(7)	$ 32.28	08/04/2015				
	02/15/2007					7,500(4)	$ 143,100		
	08/07/2007					6,639(4)	$ 126,672		
	08/07/2007					1,106(4)	$ 21,102		
	08/15/2007					10,890(4)	$ 207,781		
	03/14/2008					7,000(8)	$ 133,560		
	08/04/2008					10,000(4)	$ 190,800		
Albert E. Clement(9)	—	—	—	—	—	—	—	—	—
Richard H. Goshorn	06/15/2007	41,250(2)	68,750	$ 29.32	06/15/2014				
	08/07/2007	5,508(2)	12,116	$ 29.63	08/07/2014				
	08/04/2008		20,000(7)	$ 32.28	08/04/2015				
	08/07/2007							22,376(10)	$426,934
	06/15/2007					11,250(4)	$ 214,650		
	02/19/2008					10,000(8)	$ 190,800		
	08/04/2008					8,000(4)	$ 152,640		
Russell S. Lewis	02/21/2002	33,750		$ 22.71	02/21/2009				
	02/21/2002	56,25		$ 23.74	02/21/2009				
	11/03/2004	50,000		$ 26.53	11/03/2011				
	08/01/2006	15,845(2)	12,325	$ 17.94	08/01/2013				
	08/07/2007	22,029(2)	48,465	$ 29.63	08/07/2014				
	08/04/2008		25,000(7)	$ 32.28	08/04/2015				
	08/07/2007							49,506(10)	$944,574
	08/01/2006					1,564(4)	$ 29,841		
	02/19/2008					20,000(8)	$ 381,600		
	08/04/2008					10,000(4)	$ 190,800		
	11/04/2008					25,000(4)	$ 477,000		

Named Executive Officer	Grant Date	Option Awards: Number of Securities Underlying Unexercised Option Exercisable	Option Awards: Number of Securities Underlying Unexercised Option Unexercisable	Option Awards: Option Exercise Price	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested(1)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Stock Awards: Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1)
Kevin A. Werner	10/15/2007	22,500(2)	67,500	$33.40	10/15/2014				
	08/04/2008		25,000(7)	$32.28	08/04/2015				
	10/15/2007							30,000(10)	$572,400
	10/15/2007					7,500(4)	$143,100		
	02/19/2008					10,000(8)	$190,800		
	08/04/2008					10,000(4)	$190,800		

(1) The market value is calculated by multiplying the number of shares by the closing price of our common stock on December 31, 2008, which was $19.08.

(2) The option became exercisable as to 25% of the grant on the first anniversary of the date of grant, and vests quarterly thereafter at the rate of 6.25% per quarter until fully vested.

(3) On December 29, 2005, the Board approved the acceleration of vesting of unvested stock options with an exercise price per share in excess of $24.99. Such acceleration was accompanied by restrictions that prohibit the sale of any shares acquired upon the exercise of such stock options prior to the date such stock options would have originally vested had the optionee been employed on such date (whether or not the optionee is actually an employee at that time). All vesting terms assume continued employment with VeriSign through full vesting of the respective option or RSU award.

(4) The RSUs vest as to 25% of the total award on each anniversary of the date of grant until fully vested.

(5) The RSUs vest as to 25% of the total award on each quarterly anniversary of the date of grant until fully vested.

(6) The option became exercisable as to 6.25% of the grant on the first quarterly anniversary of the grant, and vested quarterly thereafter at the rate of 6.25% per quarter until June 30, 2008, when Mr. Roper resigned from the Company.

(7) The option will become exercisable as to 25% of the grant on the first anniversary of the date of grant, and will vest quarterly thereafter at the rate of 6.25% per quarter until fully vested.

(8) The RSU award vests over a four year period, with one-third of the total award vesting on the second, third and fourth anniversaries of the date of grant.

(9) Mr. Clement's employment with the Company ended on April 4, 2008. He had no outstanding, unvested options or stock awards as of December 31, 2008.

(10) An award of performance-based RSUs was granted on August 7, 2007. If specified performance criteria are achieved, 100% of the grant will vest on the third anniversary of the date of grant. If specified performance criteria are not achieved, 50% of the grant will vest on the fourth anniversary of the date of grant and the remaining 50% of the grant will be forfeited.

Option Exercises and Stock Vested for Fiscal 2008

The following table shows all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by our Named Executive Officers during 2008.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2008

Named Executive Officer	Option Awards: Number of Shares Acquired on Exercise	Option Awards: Value Realized on Exercise	Stock Awards: Number of Shares Acquired on Vesting	Stock Awards: Value Realized on Vesting
D. James Bidzos..................................	—	$ —	35,815	$ 850,193
William A. Roper, Jr.	—	—	130,610	4,803,946
Brian G. Robins	20,000	227,000	8,712	284,668
Albert E. Clement	121,910	2,028,160	—	—
Richard H. Goshorn	—	—	3,750	149,325
Russell S. Lewis	79,167	306,679	783	25,072
Kevin A. Werner	—	—	2,500	52,525

Potential Payments Upon Termination or Change-in-Control

The Company has no formal severance program for its Named Executive Officers, each of whom may be terminated at any time at the discretion of the Board. The Company entered into change-in-control agreements with each of its executive officers, including the Named Executive Officers, except D. James Bidzos, Executive Chairman and Chief Executive Officer on an interim basis, and Brian G. Robins, acting Chief Financial Officer, pursuant to a policy adopted by the Compensation Committee on August 7, 2007 (the "CIC Policy"). Under the CIC Policy, an executive officer of the Company is entitled to receive severance benefits if, within the twenty-four months following a "change-in-control" (or under certain circumstances, preceding a "change-in-control"), the executive officer's employment is terminated by VeriSign without "cause" or is voluntarily terminated by the executive officer for "good reason."

Under the CIC Policy, "*change-in-control*" means:

(a) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company or its subsidiaries, becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly (excluding, for purposes of this Section, securities acquired directly from the Company), of securities of the Company representing at least thirty percent (30%) of (A) the then-outstanding shares of common stock of the Company or (B) the combined voting power of the Company's then-outstanding securities;

(b) the consummation of a merger or consolidation, or series of related transactions, which results in the voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), directly or indirectly, at least fifty (50%) percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

(c) a change in the composition of the Board occurring within a 24-month period, as a result of which fewer than a majority of the directors are incumbent directors;

(d) the sale or disposition of all or substantially all of the Company's assets (or consummation of any transaction, or series of related transactions, having similar effect); or

(e) stockholder approval of the dissolution or liquidation of the Company.

Under the CIC Policy, "*cause*" means:

(a) an executive's willful and continued failure to substantially perform the executive's duties after written notice providing the executive with ninety (90) days from the date of the executive's receipt of such notice in which to cure;

(b) conviction of (or plea of guilty or no contest to) the executive for a felony involving moral turpitude;

(c) an executive's willful misconduct or gross negligence resulting in material harm to the Company; or

(d) an executive's willful violation of the Company's policies resulting in material harm to the Company.

Under the CIC Policy, "*good reason*" means:

(a) a change in the executive's authority, duties or responsibilities that is inconsistent in any material and adverse respect from the executive's authority, duties and responsibilities immediately preceding the change-in-control;

(b) a reduction in the executive's base salary compared to the executive's base salary immediately preceding the change-in-control, except for an across-the-board reduction of not more than ten percent (10%) of base salary applicable to all senior executives of the Company;

(c) a reduction in the executive's bonus opportunity of five percent (5%) or more from the executive's bonus opportunity immediately preceding the change-in-control, except for an across-the-board reduction applicable to all senior executives of the Company;

(d) a failure to provide the executive with long-term incentive opportunities that in the aggregate are at least comparable to the long-term incentives provided to other senior executives at the Company;

(e) a reduction of at least 5% in aggregate benefits that the executive is entitled to receive under all employee benefit plans of the Company following a change-in-control compared to the aggregate benefits the executive was eligible to receive under all employee benefit plans maintained by the Company immediately preceding the change-in-control; or

(f) a requirement that the executive be based at any office location more than 40 miles from the executive's primary office location immediately preceding the change-in-control, if such relocation increases the executive's commute by more than ten (10) miles from the executive's principal residence immediately preceding the change-in-control; or

(g) the failure of the Company to obtain the assumption of the agreement from any successor as provided in the agreement.

If such events occur and the executive officer timely delivers a general release agreement, the CIC Policy provides that VeriSign will make the following lump sum payment to the executive officer (except to the extent that such payments are subject to a six month delay if required by deferred compensation rules under Section 409A of the Code):

- the pro rata target bonus for the year in which the executive officer was terminated;
- a specified multiple of the executive officer's annual base salary plus an average of the executive officer's annual bonus amount for the last three full fiscal years prior to a change-in-control; the applicable multiples are 200% of the annual base salary and bonus for the chief executive officer and 100% of the annual base salary and bonus for other executive officer participants; and
- continued health benefits for the executive officer and the executive officer's eligible dependents for a number of years equal to the severance multiple, provided that such coverage of health benefits will cease if the executive officer becomes eligible for comparable benefits from a new employer.

The CIC Policy has an initial term of two years and will automatically renew for one-year periods thereafter unless the Board terminates the CIC Policy at least 90 days before the end of the then-current term.

On August 24, 2007, the Compensation Committee adopted and approved a form of Change-in-Control and Retention Agreement to be entered into with VeriSign's executive officers (the "CIC Agreement"). The terms and conditions of the CIC Agreement are materially consistent with the CIC Policy, with the additional provisions described below.

In addition to the terms and conditions approved as part of the CIC Policy, the CIC Agreement also contains the following provisions:

- immediate acceleration of vesting of all of the executive officer's unvested stock options and RSUs if there is a termination of such officer's employment within twenty-four months after a change-in-control (as defined in the CIC Policy) by VeriSign without "cause" (as defined in the CIC Policy) or by the officer for "good reason" (as defined in the CIC Policy) (or up to six months before a change-in-control if the officer is terminated at the request of a third party in contemplation of a change-in-control and the change-in-control is effective within six months of the termination date); however, if the consideration to be received by stockholders of the Company in connection with the change-in-control consists of substantially all cash or if the stock options and RSUs held by the executive officer are not assumed in the change-in-control, then all of the executive officer's then-unvested and outstanding stock options and

RSUs shall vest immediately prior to the change-in-control regardless of whether or not there is a termination of employment in connection therewith;

- to the extent any payments are characterized as a parachute payment within the meaning of Section 4999 of the Code, and such characterization would subject the executive officer to a federal excise tax due to that characterization, the executive officer may elect to be paid in full or in such lesser amount as would result in the executive officer's receipt, on an after-tax basis, of the greatest amount of termination and other benefits, after taking into account applicable federal, state and local taxes, including the excise tax under Section 4999 of the Code;
- an initial term of two years and automatic renewal for one-year periods thereafter unless the Board terminates the CIC Agreement at least 90 days before the end of the then-current term; provided that such termination shall not be effective until the later of the last day of the initial two-year term or twelve months from termination following a change-in-control; and
- the executive officer is prohibited from soliciting employees of VeriSign or competing against VeriSign for a period of twelve months.

On October 14, 2008, the Compensation Committee approved an amendment to the grant of RSUs made to D. James Bidzos in his capacity as the Company's Executive Chairman, President and Chief Executive Officer on an interim basis, on August 4, 2008. This provided for a single-trigger acceleration consistent with the same treatment provided in directors' RSUs. The amendment provides for an acceleration of all unvested and outstanding RSUs under such grant in full immediately prior to the occurrence of a change-in-control of the Company. The definition of change-in-control is identical to that found in the Change-in-Control and Retention Agreements. In addition, the amendment to provide equity acceleration to Mr. Bidzos is in keeping with equity acceleration provisions provided to other executive officers of the Company.

The following table shows the value of additional stock options and RSUs that would have vested for our Named Executive Officers as of December 31, 2008, as well as the additional cash compensation payable, under the acceleration scenarios described above, if any. The value of stock options is based on the difference between the exercise price of all accelerated options and the market value of our common stock as of December 31, 2008 which was $19.08. As Messrs. Roper and Clement were no longer employed by the Company on December 31, 2008, they are not included in the table below. Information regarding the acceleration of Mr. Roper's equity awards upon his termination of employment is set forth above.

Change-in-Control Benefit Estimates as of December 31, 2008

	Value of Accelerated Cash Compensation Benefits ($)(1)		Value of Accelerated Stock Awards ($)		Value of Accelerated Option Awards ($)	
Named Executive Officer	Change-in-Control Only	Change-in-Control plus Qualifying Termination	Change-in-Control Only	Change-in-Control plus Qualifying Termination	Change-in-Control Only	Change-in-Control plus Qualifying Termination
D. James Bidzos	—	—	$1,831,413	$1,831,413	$8,778	$ 8,778
Brian G. Robins	—	—	—	—	—	—
Richard H. Goshorn	—	879,951	—	985,024	—	—
Russell S. Lewis	—	865,284	—	2,023,816	—	14,051
Kevin A. Werner	—	845,409	—	1,097,100	—	—

(1) To the extent any payments made as a result of the change-in-control constitute deferred compensation subject to Section 409A of the Code, such payments will not be made until six months after separation from service.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2008.

EQUITY COMPENSATION PLAN INFORMATION

	Equity Compensation Plan Information		
	(A)	(B)	(C)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by stockholders(3)	9,238,143(4)	$29.53	22,994,465(5)
Equity compensation plans not approved by stockholders(6)	3,442,074(7)	22.84	—
Total	12,680,217	$26.97	22,994,465

(1) Includes 2,660 shares subject to RSUs outstanding as of December 31, 2008 that were issued under the 1998 Equity Incentive Plan and 3,695,030 shares subject to RSUs outstanding as of December 31, 2008 that were issued under the 2006 Equity Incentive Plan (the "2006 Plan").

(2) Does not include any price for outstanding RSUs.

(3) Includes the 1998 Equity Incentive Plan, the 1998 Directors Plan (collectively, the "1998 Plans"), the 2006 Plan, the 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") and the 2007 Employee Stock Purchase Plan (the "2007 Purchase Plan"). Effective May 27, 2006, the granting of equity awards under the 1998 Plans has been discontinued and new equity awards are being granted under the 2006 Plan. Remaining authorized shares under the 1998 Plans that were not subject to outstanding awards as of May 26, 2006 were canceled on May 26, 2006. The 1998 Plans will remain in effect as to outstanding equity awards granted under each such plan prior to May 26, 2006. Effective December 18, 2007, the 1998 Employee Stock Purchase Plan terminated in accordance with its terms; offering periods in existence prior to such termination continue under the terms of the 1998 Employee Stock Purchase Plan.

(4) Excludes purchase rights accruing under the 1998 Purchase Plan and the 2007 Purchase Plan, which have a remaining stockholder-approved reserve of 5,022,966 shares and 5,948,144 shares, respectively, as of December 31, 2008.

(5) Consists of shares available for future issuance under the 2006 Plan, the 1998 Purchase Plan and the 2007 Purchase Plan. As of December 31, 2008, an aggregate of 12,023,355 shares, 5,022,966 shares and 5,948,144 shares of common stock were available for issuance under the 2006 Plan, the 1998 Purchase Plan and the 2007 Purchase Plan, respectively, including 859,964 shares subject to purchase during the current purchase period. In addition to options, shares can be granted under the 2006 Plan pursuant to stock appreciation rights, RSUs, restricted stock awards, stock bonuses and performance shares. Under the terms of the 2006 Plan, the aggregate number of shares that may be granted pursuant to awards, other than with respect to stock options and stock appreciation rights, may not exceed 40% of the total number of shares reserved and available for grant and issuance pursuant to the 2006 Plan.

(6) Includes the 2001 Stock Incentive Plan (the "2001 Plan"). No options issued under the 2001 Plan are held by any directors or executive officers. The terms of this plan are set forth in Note 13, "Employee Benefits and Stock-Based Compensation" of the Annual Report. Effective May 27, 2006, the granting of equity awards under the 2001 Plan was discontinued and new equity awards are being granted under the 2006 Plan. Remaining authorized shares under the 2001 Plan that were not subject to outstanding awards as of May 26, 2006 were canceled on May 26, 2006. The 2001 Plan remains in effect as to outstanding equity awards granted under the plan prior to May 26, 2006.

(7) Does not include options to purchase an aggregate of 248,119 shares of common stock with a weighted-average exercise price of $22.1384 that were assumed in business combinations.

POLICIES AND PROCEDURES WITH RESPECT TO TRANSACTIONS WITH RELATED PERSONS

VeriSign's Audit Committee approved a *Policy for Entering into Transactions with Related Persons* (the "Related Person Transaction Policy") which sets forth the requirements for review, approval or ratification of transactions between VeriSign and "related persons," as such term is defined under Item 404 of Regulation S-K.

Pursuant to the terms of the Related Person Transaction Policy, the Audit Committee shall review, approve or ratify the terms of any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (i) VeriSign was or is to be a participant and (ii) a related person has or will have a direct or indirect material interest ("Related Person Transaction"), *except* for those transactions, arrangements or relationships specifically listed in the Related Person Transaction Policy that do not require approval or ratification. In determining whether to approve or ratify a Related Person Transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the Related Person Transaction terms are no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the materiality of the related person's direct or indirect interest in the transaction.

Prior approval of the Audit Committee shall be required for the following Related Person Transactions:

- Any Related Person Transaction to which a related person is a named party to the underlying agreement or arrangement; *provided, however*, certain agreements or arrangements between VeriSign and a related person concerning employment and any compensation solely resulting from employment or concerning compensation as a member of the Board that have, in each case, been entered into or approved in accordance with policies of VeriSign shall not be subject to prior approval of the Audit Committee;
- Any Related Person Transaction involving an indirect material interest of a related person where the terms of the agreement or arrangement are not negotiated on an arms length basis or where the Related Person Transaction is not a transaction in the ordinary course of business; and
- Any Related Person Transaction where the total transaction value exceeds $1 million.

On a quarterly basis, the Audit Committee shall review and, if determined by the Audit Committee to be appropriate, ratify any Related Person Transactions not requiring prior approval of the Audit Committee pursuant to the Related Person Transaction Policy.

In the event VeriSign proposes to enter into a transaction with a related person who is a member of the Audit Committee or an immediate family member of a member of the Audit Committee, prior approval by a majority of the disinterested members of the Board shall be required and no such member of the Audit Committee for which he or she or an immediate family member is a related person shall participate in any discussion or approval of such transaction, except to provide all material information concerning the Related Person Transaction.

The following Related Person Transactions shall not require approval or ratification by the Audit Committee:

- Payment of compensation to executive officers in connection with their employment with VeriSign; *provided* that, such compensation has been approved in accordance with policies of VeriSign.
- Remuneration to directors in connection with their service as a member of the Board; *provided* that, such remuneration has been approved in accordance with policies of VeriSign.
- Reimbursement of expenses incurred in exercising duties as an officer or director of VeriSign provided such reimbursement has been approved in accordance with policies of VeriSign.
- Any transaction with another company at which a related person's only relationship is as a director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed $1,000,000.

- Any transaction with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.
- Any transaction involving a related person where the rates or charges involved are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- Any transaction where the related person's interest arises solely from the ownership of VeriSign's common stock and all holders of VeriSign's common stock received the same benefit on a pro rata basis (e.g., dividends).

There are no transactions required to be reported under Item 404(a) of Regulation S-K where the Related Person Transaction Policy did not require review, approval or ratification, or where the Related Person Transaction Policy was not followed during fiscal 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we or any of our subsidiaries was or is to be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer or beneficial holder of more than 5% of the common stock of VeriSign or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than the transactions described below.

Severance Arrangement with Mr. Roper. William A. Roper, Jr., was President and Chief Executive Officer until his resignation on June 30, 2008. VeriSign entered into a Settlement Agreement and General Release with Mr. Roper effective June 30, 2008 (the "Roper Settlement Agreement") and a Release and Waiver of Age Discrimination Claims effective as of June 30, 2008 (the "ADEA Release"), in connection with his resignation. Further information regarding the Roper Settlement Agreement and the ADEA Release may be found in the narrative that follows the Grants of Plan-Based Awards for Fiscal 2008 table elsewhere in this Proxy Statement.

Agreement with Mr. Clement. In November 2008, VeriSign entered into an agreement with Albert E. Clement, our former Chief Financial Officer, in connection with potential claims arising in connection with his departure for $225,000.

Severance Arrangement with Ms. Law. Anne-Marie Law was Senior Vice President, Global Human Resources, until her resignation on November 30, 2008. VeriSign entered into a Separation and General Release Agreement with Ms. Law on December 4, 2008 (the "Law Separation Agreement"). Pursuant to the terms of the Law Separation Agreement, Ms. Law was provided (i) a cash payment in the amount of $325,000 which represents the equivalent of twelve months of Ms. Law's base salary, (ii) a cash payment in the amount of $271,050 which represents a bonus for her service to VeriSign during 2008, and (iii) a cash payment in the amount $15,247.32 which represents twelve months of COBRA premiums. VeriSign accelerated vesting of twenty-five percent (25%) of Ms. Law's unvested, "in the money" stock options to purchase shares of VeriSign common stock and twenty-five percent (25%) of Ms. Law's unvested RSUs of VeriSign common stock. VeriSign also provided six months of outplacement service to Ms. Law.

Severance Arrangement with Mr. Balogh. In January 2008, VeriSign entered into a Separation and General Release Agreement with Aristotle Balogh, former Executive Vice President, Chief Technology Officer, in connection with his resignation on January 8, 2008 (the "Balogh Separation Agreement"). Pursuant to the terms of the Balogh Separation Agreement, in March 2008, Mr. Balogh was paid a bonus in the amount of $116,640 for services performed for VeriSign in 2007.

Consulting Agreement with Mr. Moore. As previously authorized by the Audit Committee and Compensation Committee, on October 3, 2008, the Company entered into a Consulting Agreement with Roger H. Moore, a member of our Board, for the provision of certain consulting services commencing as of December 17, 2007 in connection with the planned disposition of VeriSign's Communications Services business. On February 23, 2009 and February 24, 2009, the Compensation Committee and Audit Committee, respectively, authorized, and on March 26, 2009 the Company entered into an Amended and Restated Consulting Agreement with Mr. Moore for the provision of certain consulting services in connection with the planned disposition of VeriSign's Communications Services business. Further information regarding the Consulting Agreement and Amended and Restated Consulting Agreement may be found in the narrative that follows the Non-Employee Director Compensation for Fiscal 2008 table elsewhere in this Proxy Statement.

Transactions with Juniper Networks. We have entered into agreements with Juniper Networks, Inc. ("Juniper Networks") pursuant to which we purchase various products and services from Juniper Networks. Scott G. Kriens is Chairman of the Board of Directors of Juniper Networks and the former President and Chief Executive Officer of Juniper Networks, and was a member of our Board until May 29, 2008. Since January 1, 2008, the value of such transactions was approximately $2.6 million and consisted primarily of the purchase of

equipment, software and services. We also entered into agreements with Juniper Networks pursuant to which we provided various services to Juniper Networks; since January 1, 2008, the value of such transactions did not exceed $120,000.

Transactions with T. Rowe Price Associates, Inc. T. Rowe Price Associates, Inc. ("T. Rowe Price") is the beneficial owner of more than five percent of VeriSign's voting securities. T. Rowe Price Trust Company, an affiliate of T. Rowe Price, manages VeriSign's employee 401(k) plan. Since January 1, 2008 VeriSign has paid T. Rowe Price less than $120,000 for providing such management services. Participants in VeriSign's 401(k) plan invest in mutual funds managed by affiliates of T. Rowe Price and as shareholders of the mutual funds pay management and other fees to the mutual funds as disclosed in the mutual fund prospectuses. We also entered into agreements with T. Rowe Price pursuant to which we provide various services to T. Rowe Price; since January 1, 2008, the value of such transactions did not exceed $120,000.

Transactions with U.S. Bancorp. William L. Chenevich is a member of our Board and Chairman of the Audit Committee and the Vice Chairman of Technology and Operations of U.S. Bancorp. We have entered into agreements with U.S. Bancorp and certain of its affiliates ("U.S. Bank") pursuant to which we provide professional consulting, managed security and other services to U.S. Bank. Since January 1, 2008, the value of such transactions was approximately $1.4 million. We have also entered into agreements pursuant to which we purchase various products and services from U.S. Bank; since January 1, 2008, the value of such transactions did not exceed $120,000. U.S. Bank is also a lender under a $500 million senior unsecured revolving credit facility (the "Credit Facility"), under which VeriSign, or certain designated subsidiaries, may be borrowers. The Credit Facility is described in Note 9, "Credit Facility," of the Notes to Consolidated Financial Statements in the Annual Report. Since January 1, 2008, the portion of interest and fees paid by us under the Credit Facility attributable to U.S. Bank was approximately $155,023. In addition, U.S. Bank National Association, a subsidiary of U.S. Bancorp, is the trustee of the Indenture dated as of August 20, 2007 between the Company and U.S. Bank National Association for the Company's 3.25% junior subordinated convertible debentures due August 15, 2037 (the "Indenture"). Since January 1, 2008, we paid U.S. Bank less than $120,000 for its service as trustee under the Indenture.

Director and Officer Indemnification Agreements. We have entered into indemnity agreements with certain of our executive officers and directors which provide, among other things, that we will indemnify such officers and directors, under the circumstances and to the extent provided for in the agreements, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party to by reason of his or her position as a director, officer or other agent of VeriSign, and otherwise to the full extent permitted under Delaware law and our bylaws.

Acceleration of Equity Award Vesting in the Event of a Change-in-Control for Non-Employee Directors and Certain Senior Vice Presidents. The vesting of equity awards for all non-employee directors accelerates as to 100% of any unvested equity awards upon certain changes-in-control as set forth in the 2006 Equity Incentive Plan. Pursuant to a policy adopted by the Board in 2001, the vesting of stock options for officers at the level of senior vice president who are not executive officers accelerates as to 50% of any shares subject to stock options that are then unvested.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected KPMG LLP as our independent registered public accounting firm to perform the audit of our financial statements for the year ending December 31, 2009, and our stockholders are being asked to ratify this selection. Representatives of KPMG LLP, expected to be present at the Meeting, will have the opportunity to make a statement at the Meeting if they desire to do so and are expected to be available to respond to appropriate questions.

The Board Recommends a Vote "FOR" the Ratification of the Selection of KPMG LLP as our Independent Registered Public Accounting Firm.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP for the audit of our annual consolidated financial statements for the years ended December 31, 2008 and December 31, 2007, and fees billed for other services provided by KPMG LLP.

	2008 Fees	2007 Fees
Audit Fees (including quarterly reviews):		
Consolidated Integrated Audit	4,983,828	4,816,524
Statutory Audits	761,009	588,919
Consent on SEC filing	—	15,000
Total Audit Fees	5,744,837	5,420,443
Audit-Related Fees(1)	4,091,419	1,835,215
Tax Fees(2)	114,647	41,749
Total Fees	9,950,903	7,297,407

(1) Audit-Related Fees consist principally of attestation of internal controls for service organizations under Statement on Accounting Standards No. 70, Webtrust audits, and audit of carve-out entities sold or to be sold.

(2) Tax Fees include international tax compliance and technical tax advice.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Per the Audit Committee's Charter, the Audit Committee pre-approved all audit and permissible non-audit services provided by the independent registered public accounting firm. These services included audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

OTHER INFORMATION

Stockholder Proposals for the 2010 Annual Meeting of Stockholders

Proposals of stockholders intended to be presented at our 2010 Annual Meeting of Stockholders and included in our proxy statement and form of proxy relating to the meeting, pursuant to Rule 14a-8 under the Exchange Act must be received by us at our principal executive offices no later than 120 calendar days before the one year anniversary of the date of this Proxy Statement, or December 15, 2009.

In accordance with our Fifth Amended and Restated Bylaws, we have established an advance notice procedure for stockholder proposals not included in our proxy statement to be brought before an annual meeting of stockholders. In general, nominations for the election of directors may be made:

- pursuant to VeriSign's notice of such meeting;
- by or at the direction of the Board; or
- by any stockholder of the corporation who was a stockholder of record at the time of giving notice who is entitled to vote at such meeting and complies with the notice procedures set forth below.

The only business that will be conducted at an annual meeting of our stockholders is business that is brought before the meeting by or at the direction of the chairman of the meeting or by any stockholder entitled to vote who has delivered timely written notice to the Secretary of VeriSign no later than sixty days and no earlier than ninety days prior to the first anniversary of this year's annual meeting. In the event that the date of the annual meeting is more than thirty days before or more than sixty days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth day prior to the annual meeting and not later than the close of business on the later of the sixtieth day prior to the annual meeting or the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made by us. The stockholder's notice must contain specified information concerning the matters to be brought before the meeting and concerning the stockholder proposing those matters. If a stockholder who has notified us of his intention to present a proposal at an annual meeting does not appear or send a qualified representative to present his proposal at the meeting, we need not present the proposal for a vote at the meeting. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements, including conditions established by the SEC. A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the Secretary of VeriSign and is also available at our website at *https://investor.verisign.com/policies.cfm*. All notices of proposals by stockholders, whether or not included in our proxy materials, should be sent to the Secretary of VeriSign at 487 East Middlefield Road, Mountain View, California 94043-4047.

Other Business

The Board does not presently intend to bring any other business before the Meeting, and, so far as is known to the Board, no matters are to be brought before the Meeting except as specified in the Notice of the Meeting. As to any business that may properly come before the Meeting, however, it is intended that proxies will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Whether or not you expect to attend the Meeting, please complete the proxy electronically as described on the Notice of Internet Availability of Proxy Materials and under "Internet and Telephone Voting" in this Proxy Statement, or alternatively, if you have requested paper copies of the proxy soliciting materials, please complete, date, sign and promptly return the proxy in the enclosed postage paid envelope or cast your vote by phone so that your shares may be represented at the Meeting.

Communicating With VeriSign

We have from time-to-time received calls from stockholders inquiring about the available means of communication with VeriSign. We thought that it would be helpful to describe those arrangements that are available for your use.

- If you would like to receive information about VeriSign, you may use one of these convenient methods:
  1. To have information such as our latest Annual Report on Form 10-K or Quarterly Report on Form 10-Q mailed to you, please call our Investor Relations Department at (800) 922-4917.
  2. To view our website on the Internet, use our Internet address: *www.verisign.com*. Our home page gives you access to product, marketing and financial data, and an on-line version of this Proxy Statement, our Annual Report on Form 10-K and other filings with the SEC.
- If you would like to write to us, please send your correspondence to the following address:

  VeriSign, Inc.
  Attention: Investor Relations
  487 East Middlefield Road
  Mountain View, CA 94043-4047

- If you would like to inquire about stock transfer requirements, lost certificates and change of stockholder address, please call our transfer agent, BNY Mellon Shareowner Services LLC at (877) 255-1918. Foreign stockholders please call (201) 680-6578. You may also visit their website at *http://www.mellon.com/mis/index.html* for step-by-step transfer instructions.

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APPENDIX A

VERISIGN, INC.
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

As Adopted August 6, 1999
and amended June 13, 2000, March 25, 2003, November 4, 2004 and February 19, 2008

Role

The Audit Committee of the Board of Directors assists the Board of Directors in fulfilling its oversight responsibilities relating to the Company's accounting, auditing and reporting practices, and performs other duties as directed by the Board. The Committee oversees the accounting and financial reporting processes at the Company, internal control over financial reporting, audits of the Company's financial statements, the qualifications of the Company's independent auditor, and the performance of the Company's internal audit department and the independent auditor. The independent auditor reports directly to the Committee and the Committee is responsible for the appointment (subject to shareholder ratification), compensation and retention of the independent auditor. The Committee also oversees the Company's processes to manage business and financial risk, and compliance with significant applicable legal and regulatory requirements, and oversees the Company's ethics and compliance programs.

Membership

The Committee shall consist of at least three members of the Board, with the exact number being determined by the Board. All members of the Committee will be appointed by, and shall serve at the discretion of, the Board; the Board may remove any member of the Committee at any time with or without cause. Unless a chair is elected by the Board, the members of the Committee may designate a chair by majority vote of the Committee membership.

Each member of the Committee shall meet the independence requirements established by the Board and applicable laws, regulations and listing requirements. Each member of the Committee shall have the ability to read and understand fundamental financial statements and otherwise satisfy the financial literacy requirements of The Nasdaq Stock Market (or other stock exchange or market on which the Company's common stock is listed) or other applicable law. At least one member of the Committee shall be an "audit committee financial expert" as defined by the regulations of the U.S. Securities and Exchange Commission (SEC). No member of the Committee shall have participated in the preparation of the financial statements of the Company or any of its current subsidiaries at any time during the preceding three years.

Meetings

The Committee shall meet at least once each quarter and more frequently as determined to be appropriate by the Committee. At any meeting of the Committee, a quorum for the transaction of business shall be established by the presence of a majority of its members, in person or by telephone or video connection. The Committee shall maintain minutes of the meetings and it shall report regularly to the board in addition to reporting periodically to the Board on significant matters related to the Committee's responsibilities. The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the Bylaws of the Company, or (c) the laws of the State of Delaware.

Authority

The Committee shall have the resources and authority necessary to discharge its duties and responsibilities. The Committee has sole authority to engage and terminate outside counsel or other experts or consultants, as it deems appropriate, including sole authority to approve the firms' fees and other retention terms. The Company

will provide appropriate funding, as determined by the Committee, for the payment of compensation to the Company's independent auditor, outside counsel, and other advisors as the Committee deems appropriate, and administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention. The Committee will have unrestricted access to the Company's books, records, facilities, and personnel. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company, and the Committee will take all necessary steps to preserve the privileged nature of those communications. The Committee may form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Committee.

Responsibilities

The Audit Committee serves a Board-level oversight role, overseeing the relationship with the independent auditor, as set forth in this Charter. The Committee receives information and provides advice, counsel and general direction, as it deems appropriate, to management, the Company's internal audit department, and the independent auditor, taking into account the information it receives, discussions with the independent auditor, and the experience of the Committee's members in business, financial and accounting matters.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to audit the Company's financial statements and the effectiveness of the Company's internal control over financial reporting nor is it the Committee's responsibility to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. These are the responsibilities of the independent auditor and of management.

The Committee discharges its responsibilities and duties at its various meetings held during the course of the year. The Audit Committee Calendar sets forth the Committee's specific responsibilities and is considered an addendum to this Charter. The Audit Committee Calendar will be updated periodically as necessary to reflect changes in regulatory requirements, authoritative guidance and evolving oversight practices. The specific responsibilities set out in the Audit Committee Calendar which are required by statute or regulation may only be amended by resolution of the Audit Committee; all other specific responsibilities set out in the Audit Committee Calendar may be amended by the Chairman of the Audit Committee from time to time.

Addendum

VeriSign Audit Committee Calendar						
	RESPONSIBILITY	**Q1**	**Q2**	**Q3**	**Q4**	**As Req'd**
1.	The agenda for Committee meetings will be prepared in consultation between the Committee chair (with input from the Committee members), Finance management, the Internal Audit Department, the independent auditor (Auditor), the Chief Administrative Office, and General Counsel.	●	●	●	●	●
2.	Review and update the Committee Charter and the Committee Calendar annually and certify that the Committee has adopted a formal written charter and that it has been reviewed and reassessed on an annual basis.				●	●
3.	Advise the Board regarding the Committee's determination whether the Committee's members meet the applicable requirements of The Nasdaq Stock Market and the SEC.	●				
4.	Complete an annual evaluation of the Committee's performance.				●	
5.	Provide a report in the annual proxy that includes the Committee's review and discussion of matters with management and the Auditor.	●				
6.	Include a copy of the Committee charter as an appendix to the proxy statement every year.					●
7.	Appoint or replace the Auditor. Approve the terms of the Auditor's engagement. Approve the fees for audit services to be paid to the Auditors.				●	●
8.	Evaluate the Auditor's qualifications and performance.				●	●
9.	Take, or recommend that the full Board take, appropriate action to oversee the independence of the Auditor. Review and confirm the Auditor's independence from the Company, including by (a) obtaining from the Auditor a formal written statement delineating all relationships between the Auditor and the Company, required to be disclosed by *Independence Standards Board Standard 1*, (b) discussing with the Auditor any disclosed relationships or services that might affect the Auditor's objectivity and independence, and (c) reviewing, at least annually, fees paid to the independent auditor for all audit and non-audit services. Monitor the rotation of partners of the Auditor.	●				●
10.	Review with Finance management, the Auditor, and the Internal Audit Department the audit scope and plan, coordination of audit efforts to ensure completeness of coverage, reduction of redundant efforts, the effective use of audit resources, and the use of independent public accountants other than the appointed auditors of the Company.	●				●
11.	Discuss with the Auditor the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), 1 as adopted by the Public company Accounting Oversight Board in Rule 3200T.	●	●	●	●	

VeriSign Audit Committee Calendar						
	RESPONSIBILITY	**Q1**	**Q2**	**Q3**	**Q4**	**As Req'd**
12.	Resolve any significant disagreements between management and the Auditor about financial reporting.					●
13.	Pre-approve all audit services and permissible non-audit services by the Auditor as required by applicable laws or regulations, including the assurance of compliance with 10A(g) of the Exchange Act.	●	●	●	●	●
14.	Review the responsibilities, functions, and performance of the Company's Internal Audit Department and review the Internal Audit Department's budget, staffing and responsibilities for the coming year.				●	
15.	Review and approve the appointment or change in the head of the Internal Audit Department.					●
16.	Inquire of management, the Internal Audit Department, and the Auditor about significant risks or exposures, review the Company's policies for risk assessment and risk management, and assess the steps management has taken to control such risk to the Company.					●
17.	Consider and review with Finance management, the Auditor, and the Internal Audit Department:					
	a. The Company's annual assessment of the effectiveness of its internal controls and the Auditor's attestation.	●				
	b. The adequacy of the Company's internal controls, including information technology general controls.	●	●	●	●	
	c. Any "material weakness" or "significant deficiency" in the design or operation of internal control over financial reporting, and any steps taken to resolve the issue.	●	●	●	●	
	d. Any related significant findings and recommendations of the Auditor and Internal Audit Department together with management's responses.	●	●	●	●	
18.	Review with Finance management any significant changes to GAAP or other financial reporting policies or standards or any regulatory changes.	●	●	●	●	
19.	Review with Finance management and the Auditor at least annually the Company's critical accounting policies.				●	●
20.	Consider and approve, if appropriate, major changes to the Company's accounting principles and practices as suggested by the Auditor, management or the Internal Audit Department.					●
21.	Review with Finance management, the Internal Audit Department and the Auditor at the completion of the annual audit:					
	a. The Company's annual financial statements and related footnotes, and recommend to the Board whether the audited financial statements and related footnotes should be included in the Form 10-K.	●				●
	b. The Auditor's audit of the financial statements and its report thereon, including any matters to be communicated by the Auditor pursuant to Section 10A of the Exchange Act.	●				●

	VeriSign Audit Committee Calendar					
	RESPONSIBILITY	**Q1**	**Q2**	**Q3**	**Q4**	**As Req'd**
	c. Any significant changes required in the Auditor's audit plan.	●				●
	d. Any serious difficulties or disputes with management encountered during the course of the audit, and management's response.	●				●
	e. Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.	●				●
22.	Review and consider for approval transactions as required under the Related Party Transactions Policy.	●	●	●	●	●
23.	Review and assess the Related Transactions Policy periodically and suggest changes to the Nominating and Corporate Governance Committee.					●
24.	Consider and review with Finance management and the Internal Audit Department:					
	a. Significant findings by the Auditor or the Internal Audit Department during the year and management's responses.	●	●	●	●	
	b. Any difficulties encountered in the course of their audit work, including any restrictions on the scope of their work or access to required information.	●	●	●	●	
	c. Any changes required in planned scope of their audit plan.	●	●	●	●	
25.	Participate in a telephonic meeting among Finance management, the Internal Audit Department and the Auditor before each earnings release to discuss the earnings release, financial information, use of any non-GAAP information, and earnings guidance.	●	●	●	●	
26.	Review and discuss with Finance management and the Auditor the Company's quarterly financial statements.	●	●	●	●	
27.	Review the periodic reports of the Company with Finance management, the Internal Audit Department, and the Auditor prior to filing of the reports with the SEC, including the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."	●	●	●	●	
28.	In connection with each periodic report of the Company, review:					
	a. Management's disclosure to the Committee and the Auditor under Section 302 of the Sarbanes-Oxley Act, including identified changes in internal control over financial reporting.	●	●	●	●	
	b. The contents of the Chief Executive Officer and the Chief Financial Officer certificates to be filed under Sections 302 and 906 of the Sarbanes-Oxley Act and the process conducted to support the certifications.	●	●	●	●	
29.	Oversee compliance with the Company's Code of Ethics and Business Conduct and other compliance policies and programs and provide suggestions to the Nominating and Corporate Governance Committee to improve the Code and other compliance policies and programs, as appropriate.					●

	VeriSign Audit Committee Calendar					
	RESPONSIBILITY	**Q1**	**Q2**	**Q3**	**Q4**	**As Req'd**
30.	Review periodically with the Company's General Counsel legal, regulatory and other matters that could have a significant impact on the Company's financial statements, results of operations or compliance with applicable laws and regulations, and review periodic updates on litigation developments or settlement discussions that could have an impact on litigation reserves.	●	●	●	●	●
31.	Establish and monitor procedures to receive, retain and process complaints regarding accounting, internal audit controls or auditing matters and for employees to make confidential, anonymous submissions regarding accounting and auditing matters in compliance with applicable law and/or rules and regulations of the SEC.	●	●	●	●	●
32.	Establish and monitor regular and separate systems of reporting to the Committee by each of (a) management, (b) the Auditor, and (c) the Internal Audit Department regarding any significant judgments made in management's preparation of the financial statements and the view of each as to the appropriateness of such statements.	●	●	●	●	
33.	Review disclosures made regarding significant or material weaknesses in the design and operation of internal control over financial reporting and any fraud involving management or other employees who have a significant role in the Company's internal control over financial reporting.	●	●	●	●	
34.	Meet with the Auditor periodically in executive session to discuss any matters that the Committee or the Auditor believes should be discussed privately.	●	●	●	●	
35.	Meet with the head of the Company's Internal Audit Department periodically in executive session to discuss any matters that the Committee or the head of the Internal Audit Department believes should be discussed privately.	●	●	●	●	
36.	Meet with individual members of senior management and the legal department periodically to discuss any matters that the Committee or either management or legal believe should be discussed privately.	●	●	●	●	
37.	Establish policies for hiring employees or former employees of the Auditor and monitor compliance with such policies.					●
38.	Oversee the review of Section 16 Officer expenses conducted by the Internal Audit Department.					●
39.	Provide new committee members and the full committee with appropriate orientation and education related to accounting principles and procedures and other matters that are requested by the Committee from time to time.					●

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worldwide

UNITED STATES:
Corporate Headquarters
487 East Middlefield Road
Mountain View, CA 94043
USA
Phone: +1-650-961-7500
Fax: +1-650-961-7300
www.VeriSign.com

21345 Ridgetop Circle
Dulles, VA 20166
Phone: +1-703-948-3200

EUROPE:
8 Chemin de Blandonnet
CH-1214 Vernier, Geneva
Switzerland
Phone: +41-22-545-0200
Fax: +41-22-545-0300
www.VeriSign.ch

Waterfront, Chancellors Road
Hammersmith, W6 9XR London
United Kingdom
Phone: +44-(0)-1784-89-5014
Fax: +44-(0)-1784-89-5114
www.VeriSign.co.uk

JAPAN:
Nittobo Bldg. 13F
8-1 Yaesu, 2-chome, Chuo-ku
Tokyo 104-0028
Japan
Phone: +81-3-3271-7011
Fax: +81-3-3271-7027
www.VeriSign.co.jp

AUSTRALIA:
Level 5, 6-10 O'Connell Street
Sydney, New South Wales, 2000
Australia
Phone: +612-9236-0509
Fax: +612-9236-0532
www.VeriSign.com.au

INDIA:
VeriSign Services India Pvt Ltd.,
80 Feet Road Koramangala
Koramangala, Bangalore - 560 034 Karnataka,
India
Phone: +91-80-42565656
www.VeriSign.in

SOUTH AFRICA:
Tygerberg Hills Office Park
163 Hendrik Verwoerd Drive
Plattekloof 7500
South Africa
Phone: +27-21-937-8900
Fax: +27-21-937-8965
www.thawte.com

VERISIGN.COM

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00648